Exhibit 99.1

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

2 County Court Blvd., Suite 400
Brampton, Ontario, L6W 3W8

Tel: 905-595-0575
www.peconsulting.ca

PRELIMINARY ECONOMIC ASSESSMENT AND UPDATED MINERAL RESOURCE ESTIMATE OF THE BUCKREEF GOLD MINE PROJECT, TANZANIA

FOR TRX GOLD CORPORATION

NI 43-101 & 43-101F1 TECHNICAL REPORT

Andrew Bradfield, P.Eng.
Jarita Barry, P.Geo.
Fred Brown, P.Geo.
D. Grant Feasby, P.Eng.
Eugene Puritch, P.Eng., FEC, CET
D. Gregory Robinson, P.Eng.
William Stone, Ph.D., P.Geo.
Yungang Wu, P.Geo.
David Salari, P.Eng., D.E.N.M. Engineering Ltd.

P&E Mining Consultants Inc.
Report 473
Effective Date: April 15, 2025
Signing Date: May 23, 2025

TABLE OF CONTENTS

1.0 SUMMARY 1
- 1.1 Introduction 1
- 1.2 Location, Property Description and Ownership 1
- 1.3 Geology, Mineralization and Deposit Type 3
- 1.4 Exploration and Drilling 3
- 1.5 Sample Preparation, Analyses, Security and Data Verification 3
- 1.6 Metallurgical Testing 4
- 1.7 Mineral Resources 4
- 1.8 Mining Methods 6
- 1.9 Recovery Methods 10
- 1.10 Project Infrastructure 10
- 1.11 Market Studies and Contracts 11
  - 1.11.1 Contracts 11
- 1.12 Environmental Studies, Permits, and Social or Community Impacts 12
- 1.13 Capital and Operating Costs 12
- 1.14 Economic Analysis 14
- 1.15 Risks and Opportunities 17
- 1.16 Conclusions 17
- 1.17 Recommendations 17

2.0 INTRODUCTION 19
- 2.1 Terms of Reference 19
- 2.2 Site Visits 20
- 2.3 Previous Technical Reports 20
- 2.4 Sources of Information 20
- 2.5 Units and Currency 21

3.0 RELIANCE ON OTHER EXPERTS 29

4.0 PROPERTY DESCRIPTION AND LOCATION 30
- 4.1 Mineral Tenure 30
- 4.2 Mining Rights in Tanzania 33
  - 4.2.1 Basis for Mining Title 33
  - 4.2.2 Prospecting, Mining and Special Mining Licences (Rights and Obligations) 33
  - 4.2.3 Project Mining Permits 34
- 4.3 Surface Rights 34
- 4.4 Underlying Agreements 35
- 4.5 Environmental Considerations 35
- 4.6 Comments on Section 4 36

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 37
- 5.1 Access 37
- 5.2 Climate 38
- 5.3 Local Resources and Infrastructure 39
- 5.4 Physiography 40
- 5.5 Sufficiency of Surface Rights 42

6.0 HISTORY 43

P&E Mining Consultants Inc. *Page i*
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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page ii 6.1 Exploration History................................................................................................43 6.1.1 6.1.2 State Mining Corporation and Spinifex Gold 1960 to 1996 ................43 Historical Mineral Exploration 1999 to 2010 ......................................44 1. Geophysical Surveys................................................................45 2. Geochemical Surveys...............................................................45 2. Historical and Previous Mineral Resources ...........................................................46 1. Transition to Current Mineral Resource ..............................................48 1. GEOLOGICAL SETTING AND MINERALIZATION ...................................................49 2. Regional Geology ..................................................................................................49 3. Regional Gold Mineralization................................................................................51 4. Local and Property Geology ..................................................................................52 5. Deposit Geology ....................................................................................................53 1. Buckreef Deposit .................................................................................54 1. Buckreef Main Zone ................................................................58 2. Buckreef North Zone ...............................................................59 3. Buckreef South Zone ...............................................................59 7.4.2 7.4.3 7.4.4 7.4.5 7.4.6 7.4.7 Buckreef West Zone ............................................................................59 Eastern Porphyry Deposit ....................................................................61 Anfield Deposit ....................................................................................63 Stamford Bridge Deposit .....................................................................66 Bingwa Deposit....................................................................................68 Tembo Deposit.....................................................................................69 7.5 Structural Setting and Gold Mineralization ...........................................................70 1. DEPOSIT TYPES ..............................................................................................................74 2. Regional .................................................................................................................74 3. Buckreef Gold Deposits Overview ........................................................................75 4. Buckreef Deposit Mineralization Model ...............................................................76 5. Summary ................................................................................................................80 9. EXPLORATION................................................................................................................81 10. DRILLING..................................................................................................................... ... .82 1. Buckreef Deposit Pre - 2007 to 2022.......................................................................82 10.1.1 10.1.2 10.1.3 10.1.4 10.1.5 Overview..............................................................................................82 2012 Drilling Program .........................................................................84 2013 - 2014 Drilling Program................................................................84 2019 - 2020 Drilling Program................................................................85 2021 - 2022 Drilling Program................................................................88 2. Eastern Porphyry and Anfield Deposits.................................................................96 3. Stamford Bridge Zone..........................................................................................103 4. Bingwa Deposit....................................................................................................107 5. Tembo Deposit.....................................................................................................108 6. Drilling Program Procedures ...............................................................................109 10.6.1 10.6.2 10.6.3 10.6.4 10.6.5 10.6.6 Core Handling ....................................................................................109 Collar Surveys....................................................................................109 Downhole Surveys .............................................................................109 Oriented Drill Core ............................................................................109 Drill Core Recovery ...........................................................................110 Geological Drill Core Logging ..........................................................110

10.7 Comments on Drilling Section ... 110
11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY ... 112
11.1 Historical Drill Hole Sampling at Buckreef ... 112
11.1.1 Historical Sample Preparation, Analysis and Security ... 112
11.1.2 Historical Quality Assurance / Quality Control ... 113
11.1.3 Historical Drill Hole Sampling: Pre-December 2003 EAMC-Gallery Gold Merger ... 113
11.1.3.1 Gallery Check Assaying of EAMC RC Sample Pulps: Buckreef Lab Versus Humac Lab ... 114
11.1.3.2 Gallery Check Assaying of EAMC DDH Sample Pulps: Buckreef Lab Versus SGS Lab ... 114
11.1.3.3 Field Duplicate Sampling of Pre-East African Drilling at Buckreef ... 114
11.1.3.4 Comparison of Historical Laboratory Replicate Assays ... 114
11.1.3.5 Gallery Twinning Program of Historical RC Drilling ... 115
11.1.4 Historical Drill Hole Sampling by Gallery Gold: Dec 2003 – 2005 ... 115
11.1.4.1 Re-assaying of SGS (Mwanza) Lab Prepared Sample Pulps by Genalysis (Perth) Lab ... 115
11.1.4.2 Laboratory Replicate Analysis ... 116
11.1.4.3 Duplicate Sampling of Gallery Drilling ... 116
11.1.4.4 Quality Assurance / Quality Control (2004-2005) ... 116
11.1.4.5 Laboratory Replicate Assaying ... 117
11.1.4.6 Repeat Assaying by Second Assay Laboratory (ALS, Johannesburg) ... 117
11.1.5 Historical Drill Hole Sampling by IAMGOLD: Dec 2006 – 2009 ... 117
11.2 Bulk Density Determinations ... 118
11.3 Recent Drill Hole Sampling by TRX at Buckreef (2011 – 2022) ... 118
11.3.1 Sample Preparation, Analyses and Security ... 118
11.3.1.1 Drill Core Sampling Methods ... 118
11.3.1.2 RC/RAB Sampling Methods ... 119
11.3.1.3 Sample Preparation and Analysis ... 120
11.4 Recent Quality Assurance / Quality Control (TRX: 2011 – 2022) ... 120
11.4.1 Quality Assurance / Quality Control (2011 – 2012) ... 120
11.4.1.1 Performance of Certified Reference Materials ... 120
11.4.1.2 Performance of Blanks ... 121
11.4.1.3 Performance of Duplicates ... 121
11.4.1.4 Performance of Umpire Samples ... 121
11.4.2 Quality Assurance / Quality Control (2019) ... 121
11.4.2.1 Performance of Certified Reference Materials ... 121
11.4.2.2 Performance of Blanks ... 121
11.4.2.3 Performance of Field and Pulp Duplicates ... 122
11.4.2.4 Performance of Umpire Samples ... 122
11.4.3 Quality Assurance / Quality Control (2020 – 2022) ... 122
11.4.3.1 Performance of Certified Reference Materials ... 122
11.4.3.2 Performance of Blanks ... 130
11.4.3.3 Performance of Pulp Duplicates ... 130
11.4.4 Quality Assurance / Quality Control (Stamford Bridge 2025) ... 131

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11.4.4.1 Performance of Certified Reference Materials 131
11.4.4.2 Performance of Blanks 134
11.4.4.3 Performance of Pulp Duplicates 134
11.5 Conclusion 135
12.0 DATA VERIFICATION 136
12.1 2024 P&E Data Verification 136
12.1.1 July 2024 Data Verification 136
12.1.2 March 2025 Data Verification 136
12.1.3 Drill Hole Data Validation 136
12.2 P&E Site Visit and Independent Sampling 136
12.3 Adequacy of Data 137
13.0 MINERAL PROCESSING AND METALLURGICAL TESTING 139
13.1 Summary of the Metallurgical Testing 139
13.2 Metallurgical Testwork, SGS Canada Inc, 2020 139
13.2.1 Sample Receipt and Preparation 140
13.2.2 Sample Characterization 140
13.2.2.1 Head Analysis 140
13.2.2.2 Comminution: Bond Abrasion Testing 140
13.2.2.3 Comminution: Bond Ball Mill Testing 140
13.2.2.4 Minerology 140
13.2.3 Metallurgical Testwork 140
13.2.3.1 Gravity Separation Testwork 141
13.2.3.2 Direct Cyanidation of the Gravity Separation Tailing 141
13.2.4 Flotation Development Testwork 141
13.2.4.1 Rougher Flotation Testwork 141
13.2.4.2 Cyanide Leaching of Flotation Concentrate 142
13.2.4.3 Cyanide Leaching of Flotation Tailing 145
13.2.5 Baseline Environmental Characterization Testing 150
13.2.6 Conclusions and Recommendations 150
13.3 Metallurgical Testwork, TRX Gold Corporation, 2023 151
13.4 Metallurgical Testwork, SGS South Africa, 2024 151
13.4.1 Chemical Head Analysis 151
13.4.2 Cyanidation Testwork 151
13.4.3 Conclusion 151
13.5 Buckreef Gold Project, 2024 – 2025 152
14.0 MINERAL RESOURCES ESTIMATE 154
14.1 Main, North, South, West and Eastern Porphyry Domains 155
14.1.1 Drilling Data Supplied 155
14.1.2 Economic Considerations 158
14.1.3 Mineralized Domains 158
14.1.4 Data Analysis 163
14.1.5 Compositing 164
14.1.6 Treatment of Extreme Values 165
14.1.7 Continuity Analysis 169
14.1.8 Block Models 170
14.1.9 Grade Estimation and Mineral Resource Classification 171
14.1.10 Mineral Resource Estimate 171

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page v 14.1.11 Validation...........................................................................................176 2. Stamford Bridge Domain .....................................................................................185 3. Total Mineral Resource Estimate.........................................................................189 15. MINERAL RESERVE ESTIMATE................................................................................192 16. MINING METHODS ......................................................................................................193 1. Open Pit Mining...................................................................................................193 1. Open Pit Optimizations......................................................................194 2. Optimization Result ...........................................................................195 3. Pit Designs .........................................................................................196 4. Geotechnical Studies..........................................................................197 5. Hydrogeological Studies ....................................................................199 6. Mining Dilution and Losses...............................................................199 7. Open Pit Process Plant Feed ..............................................................200 8. Open Pit Mining Schedule .................................................................200 9. Open Pit Mining Practices .................................................................201 10. Waste Rock Storage Facilities ...........................................................202 11. Feed Stockpile....................................................................................202 12. Mine Support Facilities......................................................................202 2. Underground Mining ...........................................................................................202 1. Design Methodology..........................................................................208 1. Net Process Revenue (NPR) Function ...................................208 2. Contractor Versus Owner ......................................................208 3. Historical Mine Workings......................................................208 4. Stope Design ..........................................................................209 5. Fleet Sizing and Selection......................................................209 6. Development Design..............................................................209 7. Cut - offs ..................................................................................210 8. Stope Shape Optimization and Selection ...............................211 9. Production Rate......................................................................212 10. Backfill...................................................................................213 11. Water Inflows.........................................................................213 16.2.2 Geological and Geotechnical Considerations ....................................213 16.2.2.1 16.2.2.2 Stope Sizing and Stability......................................................213 Pillars .....................................................................................214 16.2.3 Development ......................................................................................215 16.2.3.1 16.2.3.2 Lateral Development..............................................................215 Vertical Development ............................................................216 16.2.4 Production ..........................................................................................217 16.2.4.1 16.2.4.2 16.2.4.3 Mining Methods.....................................................................217 Stope Sizing ...........................................................................218 Backfill...................................................................................219 16.2.5 Dilution and Mining Losses...............................................................219 16.2.5.1 16.2.5.2 Dilution ..................................................................................219 Mining Loss ...........................................................................221 16.2.6 16.2.7 Equipment ..........................................................................................221 Services and Infrastructure ................................................................222 16.2.7.1 Ventilation..............................................................................222

16.2.7.2 Compressed Air 226
16.2.7.3 Dewatering 226
16.2.7.4 Electrical 229
16.2.7.5 Refuges and Egress 229
16.2.7.6 Materials Handling and Haulage Routes 232
16.2.7.7 Maintenance Facilities and Fuel Delivery 232
16.2.7.8 Paste Backfill Reticulation 233
16.2.8 Personnel Requirements 233
16.2.9 Underground Mining Schedule 234
16.2.9.1 Underground Mine Plan 234
16.2.9.2 Underground Potentially Mineable Portion of the Mineral Resource 241
16.3 Life-of-Mine Production Schedule 241
17.0 RECOVERY METHODS 243
17.1 Introduction 243
17.2 Process Design Criteria 243
17.3 Process Flowsheet and Description 250
17.4 Water Management 255
18.0 PROJECT INFRASTRUCTURE 256
18.1 Current and Planned Infrastructure 256
18.2 Tailings Management 258
18.2.1 Historical 258
18.2.2 Current 258
18.2.3 Future 260
18.3 Water Management 260
19.0 MARKET STUDIES AND CONTRACTS 262
19.1 Market Studies 262
19.2 Contracts 262
20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT 264
20.1 General 264
20.2 Environmental Studies and Management 266
20.3 Community and Government Communications 266
20.4 Permitting 266
20.5 Buckreef Project Aspects 267
20.5.1 Climate, Air Quality and Sound 267
20.5.2 Physiography, Soils and Geology 267
20.5.3 Surface and Ground Water 267
20.5.4 Biodiversity 267
20.5.4.1 Vegetation 268
20.5.4.2 Wildlife 268
20.5.5 Human Environment 269
20.5.6 Small Scale (Artisanal) Gold Mining 269
20.5.7 Seismicity 269
21.0 CAPITAL AND OPERATING COSTS 271
21.1 Capital Costs 271
21.1.1 Growth Capital Costs 271

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page vii 1. Process Plant Expansion ........................................................271 2. Site Improvements .................................................................272 3. Tailings Facility .....................................................................273 4. Underground Mine.................................................................273 5. Growth Contingency Costs ....................................................273 2. Sustaining Capital Costs ....................................................................274 1. Process Plant and Mine Site...................................................274 2. Underground Mine.................................................................274 3. Sustaining Contingency Costs ...............................................274 21.2 Operating Costs....................................................................................................274 21.2.1 21.2.2 Underground Mining Operating Costs...............................................275 Open Pit Mining.................................................................................276 21.2.2.1 21.2.2.2 21.2.2.3 Contract Mining .....................................................................277 Supervision and Technical Services ......................................277 Stockpile Rehandling .............................................................277 21.2.3 21.2.4 Process Plant Operating Costs ...........................................................277 General and Administrative Costs .....................................................277 3. Royalties and Gold Selling Cost ..........................................................................278 4. Closure Costs .......................................................................................................278 5. Cash Costs and All - in Sustaining Costs...............................................................278 1. ECONOMIC ANALYSIS ...............................................................................................280 2. Summary ..............................................................................................................280 3. Basic Assumptions...............................................................................................280 4. Cash Flow Summary............................................................................................281 5. Sensitivity Analysis .............................................................................................286 6. Economic Analysis Summary..............................................................................287 23. ADJACENT PROPERTIES ............................................................................................288 24. OTHER RELEVANT DATA AND INFORMATION ...................................................290 1. Project Risks and Opportunities...........................................................................290 1. Risks...................................................................................................290 1. Mineral Resource Estimate ....................................................290 2. Open Pit Mining.....................................................................290 3. Underground Mining .............................................................290 4. Process Plant and Tailings .....................................................291 5. Financial Aspects ...................................................................291 24.1.2 Opportunities......................................................................................291 1. Mineral Resource Estimate ....................................................291 2. Open Pit Mining.....................................................................291 3. Underground Mining .............................................................291 4. Process Plant and Tailings .....................................................292 5. Financial Aspects ...................................................................292 25. INTERPRETATION AND CONCLUSIONS.................................................................293 26. RECOMMENDATIONS.................................................................................................297 27. REFERENCES ................................................................................................................299 28. CERTIFICATES..............................................................................................................301 APPENDIX A SURFACE DRILL HOLE PLAN......................................................310

APPENDIX B 3-D DOMAINS....313
APPENDIX C AU BLOCK MODEL CROSS-SECTIONS AND PLANS....316
APPENDIX D CLASSIFICATION BLOCK MODEL CROSS-SECTIONS AND PLANS....330
APPENDIX E OPTIMIZED PIT SHELLS....340

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page ix L IST OF T ABLES Table 1.1 Total Mineral Resource Estimate (1 - 7) ............................................................................ 5 Table 1.2 Gold Prices................................................................................................................... 11 Table 1.3 Capital Cost Summary ................................................................................................. 13 Table 1.4 Operating Cost Summary............................................................................................. 13 Table 1.5 Key Metrics and Project Economics............................................................................ 14 Table 1.6 Gold Price Sensitivity .................................................................................................. 16 Table 1.7 Recommended Work Program for the Buckreef Project ............................................. 18 Table 2.1 Report Authors and Co - Authors .................................................................................. 21 Table 2.2 Terminology and Abbreviations .................................................................................. 21 Table 2.3 Metric Conversions...................................................................................................... 27 Table 2.4 Unit Measurement Abbreviations ................................................................................ 27 Table 4 . 1 Buckreef Property Special Mining License* ............................................................... 32 Table 6 . 1 Summary of Historical Exploration Work at the Buckreef Gold Project .................... 44 Table 6 . 2 Buckreef Project March 2020 Mineral Resource Estimate ( 1 to 7 ) ................................. 47 Table 6 . 3 TRX 2020 to 2025 Mineral Resource Estimate Transition ......................................... 48 Table 7 . 1 Summary of Rock Names and Mineralogy at Buckreef Gold Mine ............................ 56 Table 10 . 1 Buckreef Deposit Drilling Compilation ..................................................................... 84 Table 10 . 2 Summaries of the 2019 - 2020 Drilling Program on the Buckreef .............................. 86 Table 10 . 3 Buckreef North Zone NEE Significant Assay Results from 2022 ............................. 90 Table 10 . 4 Buckreef South Zone Significant Assay Results from 2023 ..................................... 93 Table 10 . 5 Significant Assay Results for Eastern Porphyry Zone ............................................. 100 Table 10 . 6 Significant Assay Results for the Anfield Zone ...................................................... 102 Table 10 . 7 Summary of Drilling Results for Stamford Bridge Zone ........................................ 105 Table 11 . 1 Comparison of Intersected Au Mineralization Between Twinned Drill Holes ....... 115 Table 13 . 1 Rougher Flotation of Gravity Tailing, Test Conditions ........................................... 142 Table 13 . 2 Flotation Concentrate Cyanide Leach Tests Results ............................................... 144 Table 13 . 3 Flotation Tailing Cyanide Leach Tests Results ....................................................... 147 Table 13 . 4 Overall Unit Process Gold Recovery Data .............................................................. 149 Table 13 . 5 Predicted Overall Circuit Gold Recovery, Based on Testwork Data ...................... 149 Table 13 . 6 Buckreef Operational Data ...................................................................................... 152 Table 14 . 1 Drilling Summary .................................................................................................... 155 Table 14 . 2 Economic Parameters .............................................................................................. 158 Table 14 . 3 Mineralized Domains ............................................................................................... 159 Table 14 . 4 Assay Summary Statistics Au g/t ............................................................................. 163 Table 14 . 5 Summary of Bulk Density Statistics ........................................................................ 164 Table 14 . 6 Composite Summary Statistics Au g/t ..................................................................... 164 Table 14 . 7 Capping Thresholds ................................................................................................. 166 Table 14 . 8 Buckreef Block Model Setup ................................................................................... 171 Table 14 . 9 Pit - Constrained Mineral Resource Estimate at 0 . 42 g/t Au Cut - off ( 1 - 6 ) .................. 173 Table 14 . 10 Out - of - Pit Mineral Resource Estimate at 1 . 31 g/t Au Cut - off ( 1 - 6 ) ........................ 174 Table 14 . 11 Buckreef and Eastern Porphyry Total Mineral Resource Estimate ( 1 - 6 ) ................. 175 Table 14 . 12 Comparison of ID 3 and NN Average Block Grades .............................................. 177 Table 14 . 13 Volume Comparison .............................................................................................. 181 Table 14 . 14 Basic Statistics of All Constrained Raw Au Assays and Composites ................... 186 Table 14 . 15 Block Model Setup ................................................................................................ 187 Table 14 . 16 Block Model Grade Interpolation Parameters ....................................................... 187

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page x Table 14.17 Stamford Bridge Mineral Resource Estimate (1 - 5) .................................................. 188 Table 14.18 Au Cut - off Sensitivity of the Mineral Resource Estimate ..................................... 188 Table 14.19 Average Grade Comparison of Composites with Block Model ............................ 189 Table 14.20 Volume Comparison of Block Model with Geometric Solid ................................ 189 Table 14.21 Total Mineral Resource Estimate (1 - 7) .................................................................... 190 Table 16.1 Pit Optimization Parameters .................................................................................... 195 Table 16.2 Pit Design Parameters .............................................................................................. 196 Table 16.3 Pit Slope Criteria...................................................................................................... 198 Table 16.4 Net Dilution (Combines Dilution and Mining Loss) ............................................... 200 Table 16.5 Open Pit Feed Classification.................................................................................... 200 Table 16.6 Annual Open Pit Production Schedule .................................................................... 201 Table 16.7 Mine Plan Components by Mining Zone................................................................. 207 Table 16.8 Mine Plan Components by Classification................................................................ 207 Table 16.9 Factors Affecting NSR............................................................................................. 208 Table 16.10 Cut - off Value Components .................................................................................... 211 Table 16.11 LOM Development Quantities by Type and Profile.............................................. 216 Table 16.12 Internally Diluted Shape Components (% by Mass) ............................................. 220 Table 16.13 Fleet Size Estimate................................................................................................. 221 Table 16.14 Surface Haul Distance from Portals to ROM Pad (km)......................................... 232 Table 16.15 Company Staffing Levels ...................................................................................... 233 Table 16.16 Annual Underground Mine Plan............................................................................ 235 Table 16.17 Underground Potentially Mineable Portion of the Mineral Resource ................... 241 Table 16.18 Process Plant Feed Schedule (Life of Mine) ......................................................... 242 Table 17.1 Front End Design Basis – Process Specific Criteria................................................ 244 Table 17.2 Milling – Process Specific Criteria .......................................................................... 245 Table 17.3 Flotation – Process Specific Criteria ....................................................................... 246 Table 17.4 Leaching – Process Specific Criteria ....................................................................... 246 Table 17.5 Elution – Process Specific Criteria .......................................................................... 247 Table 17.6 Comminution – Expansion Equipment Summary ................................................... 248 Table 17.7 Flotation, Regrind, Thickening, Leach, Elution Circuit – Expansion Equipment Summary........................................................................................................... 249 Table 19.1 Gold Prices............................................................................................................... 262 Table 21.1 Capital Cost Summary ............................................................................................. 271 Table 21.2 Process Plant Expansion Costs ................................................................................ 272 Table 21.3 Mine Site Improvement Costs ................................................................................. 272 Table 21.4 Tailings Facility Costs ............................................................................................. 273 Table 21.5 Underground Construction Costs............................................................................. 273 Table 21.6 Contingency Percentages ......................................................................................... 274 Table 21.7 Operating Cost Summary......................................................................................... 275 Table 21.8 Underground Mining Operating Costs .................................................................... 275 Table 21.9 Open Pit Mining Operating Cost Data..................................................................... 276 Table 21.10 Open Pit Mining Costs........................................................................................... 276 Table 21.11 Process Plant Operating Costs ............................................................................... 277 Table 21.12 G&A Costs............................................................................................................. 278 Table 21.13 Cash Cost and AISC .............................................................................................. 279 Table 22.1 Economic Evaluation Summary .............................................................................. 280 Table 22.2 Key Metrics and Project Economics........................................................................ 282 Table 22.3 Cash Flow Model Summary (US$) ......................................................................... 285

Table 22.4 NPV Sensitivity to Discount Rate 286
Table 22.5 Gold Price Sensitivity 286
Table 22.6 Operating Cost Sensitivity 286
Table 22.7 Growth Capital Cost Sensitivity 287
Table 26.1 Recommended Work Program for the Buckreef Project 298

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LIST OF FIGURES

Figure 1.1	Location Map of the Buckreef Gold Project in Northwestern Tanzania	2
Figure 1.2	Open Pit Designs (Plan View)	7
Figure 1.3	Underground Mine Design (Isometric View)	9
Figure 1.4	After-Tax NPV Sensitivity	16
Figure 4.1	Location Map of the Buckreef Gold Project in Northwestern Tanzania	30
Figure 4.2	Buckreef Property Special Mining License Map	31
Figure 4.3	Extent of TRX Surface Rights on SML04/92	34
Figure 5.1	Buckreef Project Access - General	37
Figure 5.2	Buckreef Project Access - Zoom	38
Figure 5.3	Climate Data for the City of Mwanza 1991-2020	39
Figure 5.4	Drill Core Logging and Storage Facility at Buckreef	40
Figure 5.5	Physiographic Map of Northwestern Part of Tanzania	41
Figure 7.1	Regional Geology Map of the Lake Victoria Greenstone Belt	49
Figure 7.2	Regional Structural Geologic Setting of the Buckreef Project Area	51
Figure 7.3	Property Scale Geological Setting	53
Figure 7.4	Location of the Mineralized Zones of the Buckreef Project	54
Figure 7.5	Local Geological Setting of the Buckreef Deposit	55
Figure 7.6	Geological Map Showing the Drilling Results for Buckreef West Zone	60
Figure 7.7	Eastern Porphyry Deposit	62
Figure 7.8	Location of the Anfield Deposit	64
Figure 7.9	Geology of the Anfield Deposit and Artisanal Mine Shaft Samples	65
Figure 7.10	Artisanal Mine Shaft Sample Assayed 28.55 g/t Au	66
Figure 7.11	Location of Stanford Bridge Deposit and Initial Drill Hole Results	67
Figure 7.12	Bingwa Deposit Geology	68
Figure 7.13	Tembo Deposit Geology	70
Figure 7.14	Structural Setting of the Buckreef Deposit as Interpreted from Airborne Magnetics	71
Figure 7.15	Schematic Structural Model of the Buckreef Main Deposit	73
Figure 8.1	Inversion of the Basin –Buckreef Structure Reactivates as a Strike–Slip Transfer Fault While Original Normal Faults are Now Reverse Faults	76
Figure 8.2	Intrusion of Felsic Porphyries Controlled by Basinal Structures	77
Figure 8.3	Inversion of Basin-Buckreef Structure Reactivates as a Strike Slip Transfer Fault While Original Normal Fault are Now Reverse Faults	77
Figure 8.4	Brecciation of the Previously Altered Zones (Early Stages of Au Mineralization)	78
Figure 8.5	Continued Cyclic Rupturing of the Buckreef Fault Zone Under High Fluid Pressure Conditions Resulting in Extensive Alteration a Series of Printing Brecciation Events	78
Figure 8.6	Illustrates the Plunge Possibilities for Classic Fault Orientations	79
Figure 10.1	Drilling on the Buckreef Project Property	82
Figure 10.2	Location of Historical RC/DDH Exploration and Mineral Resource Drill Holes	83
Figure 10.3	Location of the 2019-2020 Mineral Resource Drill Holes in the Buckreef Deposit	86
Figure 10.4	Drill Results at Buckreef West Zone	88
Figure 10.5	Map Showing location of Drill Results at Buckreef North Zone ("NNE")	89

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Figure 10.6 Map Showing Location of Buckreef South Drill Holes and Assay Intervals..... 92
Figure 10.7 Location of the Eastern Porphyry and Anfield Mineralized Zones.................... 96
Figure 10.8 Location of Historical RC/DDH Exploration and Mineral Resource Drill Holes at Eastern Porphyry 97
Figure 10.9 Drill Results at Eastern Porphyry and Anfield Zones 99
Figure 10.10 Plan View of the Drill Hole Results for Stamford Bridge Zone 103
Figure 10.11 Cross-Sections Spaced 50 m Apart Showing Drill Hole Results for Stamford Bridge Zone 104
Figure 10.12 Collar Locations of Historical Drill Holes at Bingwa 107
Figure 11.1 Buckreef Performance Charts for AMIS0519 CRM: 2020 – 2022.................. 123
Figure 11.2 Buckreef Performance Charts for AMIS0868 CRM: 2020 – 2022.................. 124
Figure 11.3 Buckreef Performance Charts for AUOI-6 CRM: 2020 – 2022....................... 124
Figure 11.4 Buckreef Performance Charts for AMIS0571 CRM: 2020 – 2022.................. 125
Figure 11.5 Buckreef Performance Charts for AUOH-6 CRM: 2020 – 2022...................... 125
Figure 11.6 Buckreef Performance Charts for AUOE-12 CRM: 2020 – 2022 126
Figure 11.7 Buckreef Performance Charts for AUOE-13 CRM: 2020 – 2022 126
Figure 11.8 Buckreef Performance Charts for ST 07 9258 CRM: 2020 – 2022 127
Figure 11.9 Buckreef Performance Charts for AMIS0720 CRM: 2020 – 2022.................. 127
Figure 11.10 Buckreef Performance Charts for AMIS0639 CRM: 2020 – 2022.................. 128
Figure 11.11 Buckreef Performance Charts for OxC168 CRM: 2020 – 2022 128
Figure 11.12 Buckreef Performance Charts for AUOM-05 CRM: 2020 – 2022 129
Figure 11.13 Buckreef Performance Charts for AMIS0802 CRM: 2020 – 2022.................. 129
Figure 11.14 Buckreef Performance Charts for Blanks: 2020 – 2022................................... 130
Figure 11.15 Buckreef Performance Charts for Duplicates: 2020 – 2022............................. 131
Figure 11.16 Buckreef Performance Charts for AMIS0519 CRM: 2025.............................. 132
Figure 11.17 Stamford Bridge Performance Charts for AMIS0868 CRM: 2025.................. 132
Figure 11.18 Stamford Bridge Performance Charts for AUOE-13 CRM: 2025 133
Figure 11.19 Stamford Bridge Performance Charts for AMIS0802 CRM: 2025.................. 133
Figure 11.20 Stamford Bridge Performance Charts for Blanks: 2025.................................. 134
Figure 11.21 Stamford Bridge Performance Charts for Duplicates: 2025............................. 135
Figure 12.1 Results of the August 2024 Au Verification Samples...................................... 137
Figure 13.1 Impact of Rougher Concentrate Regrind on Gold Extraction 145
Figure 13.2 Conceptual Treatment Flowsheet for Buckreef Fresh Rock 148
Figure 14.1 Buckreef Project Drill Hole Locations... 157
Figure 14.2 Mineralized Domains 159
Figure 14.3 Quantile-Quantile Plots 165
Figure 14.4 Semi-Variograms.. 170
Figure 14.5 Optimized Pit Shell... 172
Figure 14.6 Nearest Neighbour Comparison 177
Figure 14.7 Block Grades Versus Composite Grades 185
Figure 16.1 Aerial View of Main Pit Looking North 193
Figure 16.2 Pit Optimization Results.. 196
Figure 16.3 Open Pit Designs Main and Eastern Porphyry Pits (Plan View)...................... 197
Figure 16.4 Open Pit Design Sectors (Plan View) 198
Figure 16.5 Mine Design, Five Mining Areas (Isometric View Looking SE) 204
Figure 16.6 Mine Design, 895 Level North Stopes and Development Types (Plan View). 205
Figure 16.7 Underground Feed Tonnes and Grade.. 206
Figure 16.8 Mined Tonnes per Year by Mining Zone.. 206

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Figure 16.9 Plant Feed Underground Au Ounces per Year by Mining Zone 207
Figure 16.10 Stope Strike Versus Maximum HW-FW Span 214
Figure 16.11 Stope Width Distribution in Metres 219
Figure 16.12 Ventilation System Diagram, East and Satellite Areas (Longitudinal Projection) 223
Figure 16.13 Ventilation System Diagram, Main Mine, Project Year 8 (Longitudinal Projection Looking E) 224
Figure 16.14 Ventilation System Diagram, Main Mine, Project Year 14 (Longitudinal Projection Looking E) 225
Figure 16.15 Underground Mine Dewatering System, Main Mine North and South Zones (Longitudinal Projection Looking E) 227
Figure 16.16 Underground Mine Dewatering System, East Mine (Longitudinal Projection Looking E) 228
Figure 16.17 Underground Mine Electrical System, Main Mine North and South Zones (Longitudinal Projection Looking E) 230
Figure 16.18 Underground Mine Electrical System, East Mine (Longitudinal Projection Looking E) 231
Figure 16.19 Undergrouind Mine, Project Schedule Year 4 (Looking SE) 236
Figure 16.20 Undergrouind Mine, Project Schedule Year 8 (Looking SE) 237
Figure 16.21 Undergrouind Mine, Project Schedule Year 11 (Looking SE) 238
Figure 16.22 Undergrouind Mine, Project Schedule Year 14 (Looking SE) 239
Figure 16.23 Undergrouind Mine, Project Schedule Year 17, End of LOM (Looking SE) 240
Figure 17.1 Buckreef Existing Circuit Flowsheet 251
Figure 17.2 Buckreef Expanded 3,000 tpd Circuit Flowsheet 253
Figure 17.3 Buckreef Conceptual Process Plant Layout 254
Figure 17.4 Current Process Plant Water Demands 255
Figure 18.1 Infrastructure at the Buckreef Mine 257
Figure 18.2 TSF Phase II Lift One Liner Installation 259
Figure 18.3 TSF Phase II Lift One Final Grading 259
Figure 18.4 Current Process Plant Water Demands 261
Figure 20.1 Buckreef Mine Location 264
Figure 20.2 Aerial View of Buckreef Mine 265
Figure 20.3 Buckreef Mine Tree Nursery 268
Figure 22.1 Production Profile 283
Figure 22.2 Capital Expenditure Profile 283
Figure 22.3 Annual EBITDA 284
Figure 22.4 After-Tax Free Cash Flow, Cash Cost and AISC 284
Figure 22.5 After-Tax NPV Sensitivity 287
Figure 23.1 Location Map of Gold Properties Adjacent to Buckreef 288

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 1 of 341 1. SUMMARY 2. INTRODUCTION This National Instrument (“NI”) 43 - 101 Technical Report was prepared by P&E Mining Consultants Inc . (“P&E”) for TRX Gold Corporation (“TRX” or “the Company”) to provide a Preliminary Economic Assessment (“PEA”) and updated Mineral Resource Estimate for the Buckreef Gold Mine Project (the “Mine” or the “Project” or the “Property”), located in the Geita Region, Tanzania . The Buckreef Property is owned in a joint venture with the Tanzanian Government through the State Mining Company (“STAMICO”) . TRX is a 55 % partner in the joint venture while STAMICO holds the remaining 45% . Input to this PEA was also provided by D . E . N . M . Engineering Ltd . (“D . E . N . M . ”) . This Technical Report has an effective date of April 15 , 2025 . TRX is a corporation trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange American (“NYSE - A”) under the symbol “TRX” . In October 2011 , Tanzam 2000 , a 100 % owned subsidiary of TRX signed a joint venture (“JV”) agreement with STAMICO regarding the Buckreef Gold Project . Through this JV agreement, a Tanzanian registered JV company, Buckreef Gold Company Limited (“BGC”), was formed with an equity holding of 55 % Tanzam 2000 and 45 % STAMICO . Under the agreement, TRX through its subsidiary, Tanzam 2000 , manages the Buckreef Project and is responsible for providing exploration and mine development financing . TRX expects that Project expansion will be financed through debt or a combination of debt and equity . The Property consists of a single Special Mining License SML 04 / 92 that covers an area of 16.04 km 2 and contains the current Mineral Resource Estimate and active mining areas. In a press release dated May 16 , 2022 , the Company announced a name change from Tanzanian Gold Corporation to TRX Gold Corporation . In August 2022 , Tanzam 2000 changed its name to TRX Gold Tanzania Limited . This PEA provides an update of the Buckreef Mine Mineral Resource Estimate, and an underground and open pit mining study, with production of doré from an on - site process plant . This PEA evaluates the following : (i) an expansion and upgrade of the existing process plant to 3 , 000 tonnes per day (“tpd”) ; and (ii) a transition from open pit mining to underground mining over the next three years . 1.2 LOCATION, PROPERTY DESCRIPTION AND OWNERSHIP The Buckreef Gold Property consists of six gold deposits, namely the Buckreef, Eastern Porphyry, Anfield, Stamford Bridge, Tembo and Bingwa Deposits . The Buckreef Deposit consists of the Main, North, South and West Zones . The Buckreef Project area is located 40 km southwest of the City of Geita, which in turn is ~ 110 km southwest of the City of Mwanza, on Lake Victoria, in northwestern Tanzania .

The Buckreef Gold Property consists of a single Special Mining License SML 04 / 92 that covers an area of 16 . 04 km 2 , including the current Mineral Resources . In March 2022 , SML 04 / 92 was successfully renewed for a further 10 years to June 2032 . The license is owned by the Buckreef Gold Company Limited (“BGC”), a Tanzanian registered joint venture corporation formed with an equity holding of 55 % TRX Gold Tanzania Limited and 45 % STAMICO (Tanzanian State Mining Company) . TRX Gold Tanzania Limited is a 100 % owned subsidiary of TRX . SML 04 / 92 was granted with mining rights . Two deposits within SML 04 / 92 , namely Bingwa and Tembo, for which surface rights have not yet been secured, are not included in the current Mineral Resources . TRX has not paid land compensation on these two areas due to artisanal mining activities . The Government is involved in managing artisanal mining activities, including charging royalties, and TRX is working with the Government to find longer term solutions to this activity . Figure 1 . 1 presents a location map of the Buckreef Gold Project . F IGURE 1.1 L OCATION M AP OF THE B UCKREEF G OLD P ROJECT IN N ORTHWESTERN T ANZANIA Source: Terrane Geoscience (2023) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 2 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 3 of 341 3. GEOLOGY, MINERALIZATION AND DEPOSIT TYPE The Buckreef Project is situated in the Lake Victoria Goldfields (“LVG”) of northern Tanzania . The LVG consists of several east - west trending, linear, Archaean greenstone belts . The LVG is the third largest gold producing region of Africa, surpassed only by the Witwatersrand Basin of South Africa and the Tarkwa Region of Ghana . The Buckreef Project is hosted in the east - west trending Rwamagaza Greenstone Belt, one of the larger greenstone belts in northern Tanzania . Three of the Buckreef Project gold deposits are included in the current Mineral Resource Estimate : Buckreef itself, Eastern Porphyry and Stamford Bridge . The Buckreef Deposit is a shear zone hosted gold deposit within a sequence of mafic basalts and dolerites, near basement granite . The host rocks at the Buckreef Deposit consist mainly of pillowed, amygdaloidal and massive mafic metavolcanic rocks intruded by medium - to coarse - grained dolerite sills and dykes . The host shear zone of the Buckreef Main, North and South Zones trends north - northeast to south - southwest for ~ 2 . 5 km and hosts gold mineralized quartz veins and associated chlorite - sericite - carbonate alteration . The host shear zone of the Buckreef West Zone is a west - southwest trending splay of the Buckreef Shear Zone . The Eastern Porphyry Deposit is located ~ 500 to 750 m east of Buckreef, along a sub - parallel shear zone . The gold mineralization at Eastern Porphyry is associated with silicified and weakly pyritic shears, quartz veins and veinlets, and within quartz - feldspar porphyry . The Stamford Bridge Deposit occurs between the Buckreef Deposit to the west and the Eastern Porphyry Deposit to the East . The mineralization and associated alteration resembles the Buckreef Deposit . The Buckreef Project Deposits are mesothermal orogenic gold deposits of Archean age . 4. EXPLORATION AND DRILLING Historical exploration activities include geophysical and geochemical surveys, geologic mapping, mineral prospecting, and drilling by various operators from pre - 2007 to 2024 . The most recent drilling program undertaken by TRX was in 2024 and resulted in the discovery of the Stamford Bridge Deposit . The 2024 program increased the total amount of drilling on the Buckreef Project to 162 , 359 m in 999 drill holes . Recent drilling has included completion of reverse circulation (“RC”) drill holes and diamond core drill holes . 5. SAMPLE PREPARATION, ANALYSES, SECURITY AND DATA VERIFICATION It is the Authors’ opinion that sample preparation, security and analytical procedures for the Buckreef Mine Project’s recent drill programs were adequate, and that the data are of good quality and satisfactory for use in the current Mineral Resource Estimate . Recommendation is made for future drill hole sampling at the Project to include the insertion of certified reference materials (“CRMs”) and blanks at a rate of approximately 1 : 20 , the inclusion of coarse reject duplicates in

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 4 of 341 QA/QC protocol, and to umpire sample a minimum of 5 % of all future drill core samples at a reputable secondary laboratory . It is further recommended that quality control samples (CRMs and blanks) are inserted into sample stream of all types of drilling samples . Verification of the Buckreef Mine data, used for the current Mineral Resource Estimate, was undertaken by the Authors, and included site visit due diligence sampling of the 1998 , 2002 , 2004 , 2005 , 2011 , 2020 and 2022 drill holes, verification of drilling assay and assessment of the available QA/QC data for the more recent drilling data . Verification of the data collected at the Mine reveals no current material issues with the data and the Authors consider that there is good correlation between assay values in TRX’s database and the independent verification samples collected and analyzed at MSA Labs and SGS . 6. METALLURGICAL TESTING Multiple metallurgical testwork programs have been completed on the Buckreef Deposit . In 2020 , SGS Canada was commissioned to undertake testing on the primary or “sulphide” gold mineralization to define the optimal gold recovery flowsheet for the design of a large gold process plant . Testwork included chemical head analysis, mineralogy, comminution, metallurgical, and baseline environmental testing of samples . Gold recovery testwork included gravity separation, flotation, and cyanide leaching (CIL) of both the reground flotation concentrate and the flotation tailings . Results indicated that optimal treatment consists of primary grinding (to 100 - 150 µm P 80 ), whole rock rougher flotation, flotation concentrate regrind, and cyanide leaching of both the reground flotation concentrate and flotation tailing . Overall gold recoveries for metallurgical composites ranged from 85 . 7 to 95 . 5% . Additional testwork completed in 2023 at Buckreef Gold’s process plant on a 6 , 500 t bulk sample of sulphide achieved an indicative gold recovery of 88 . 7% . Testwork completed in 2024 by SGS South Africa investigated the impact of grind on gold dissolution . Results indicated gold dissolution of up to 92 . 5 % at the finest grind of 80% - 5 μm . 7. MINERAL RESOURCES The Buckreef and Stamford Bridge Mineral Resource models were developed by the Authors from 135 wireframes and one respective wireframe all created by the Authors over respective 2 . 2 km and 155 m strike lengths . Buckreef utilized 884 drill holes while Stamford Bridge utilized eight . Wireframes were developed from an open pit cut - off grade of 0 . 40 g/t Au while underground was 1 . 20 g/t Au . Both Mineral Resource models utilized 1 . 0 m capped composites ranging from no capping to 60 g/t Au . Block models were set up with 2 . 5 m x 5 . 0 m x 5 . 0 m blocks rotated 30 degrees clockwise and used a bulk density of 2 . 70 t/m 3 . Grade interpolation was done with inverse distance cubed estimation . Based on variography, Measured Mineral Resources were those blocks classified within 20 m of three drill holes while Indicated Mineral Resources were classified within 40 m of three drill holes . All other wireframe constrained grade blocks were classified as Inferred

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 5 of 341 Mineral Resources . Pit - constrained and out - of - pit Mineral Resources were reported above respective 0 . 42 g/t Au and 1 . 31 g/t Au cut - off grades . Total Mineral Resources for the Buckreef Project including the Stamford Bridge Domain are presented in Table 1 . 1 and are effective as of April 15 , 2025 . The Buckreef model consists of the Main, South, West and Eastern Porphyry Zones . An optimized open pit was used for the pit - constrained Mineral Resources . T ABLE 1.1 T OTAL M INERAL R ESOURCE E STIMATE (1 - 7) Au (koz) Au (g/t) Tonnes (k) Cut - off (g/t Au) Classification Main Zone 226.4 2.36 2,982.8 0.42/1.31 Measured 542.6 2.72 6,193.9 0.42/1.31 Indicated 769.0 2.61 9,176.7 0.42/1.31 Meas + Ind 576.0 2.37 7,549.3 0.42/1.31 Inferred South Zone 1.3 1.68 23.6 0.42/1.31 Measured 2.2 1.95 35.3 0.42/1.31 Indicated 3.5 1.84 58.9 0.42/1.31 Meas + Ind 2.9 1.70 53.8 0.42/1.31 Inferred West Zone 4.3 3.27 40.3 0.42/1.31 Measured 16.5 2.52 204.7 0.42/1.31 Indicated 20.8 2.64 245.0 0.42/1.31 Meas + Ind 5.6 2.37 73.9 0.42/1.31 Inferred Eastern Porphyry Zone 0.6 6.97 2.9 0.42/1.31 Measured 98.8 2.35 1,306.4 0.42/1.31 Indicated 99.4 2.36 1,309.3 0.42/1.31 Meas + Ind 94.0 2.44 1,198.8 0.42/1.31 Inferred Stamford Bridge Zone 47.0 5.38 272 1.20 Inferred Total 232.6 2.37 3,049.6 0.42/1.31 Measured 660.1 2.65 7,740.3 0.42/1.31 Indicated 892.7 2.57 10,789.9 0.42/1.31 Meas + Ind 725.5 2.47 9,147.8 0.42/1.20/1.31 Inferred

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 6 of 341 Notes: 1. Mineral Resources, which are not Mineral Reserves , may not have demonstrated economic viability . The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio - political, marketing, or other relevant issues . The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve . It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration . The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council . Price used is US $ 1 , 900 /oz Au . The pit constrained cut - off grade of 0 . 42 g/t Au was derived from 80 % process recovery, US $ 21 . 04 /tonne process and G&A cost, and a royalty of 7 . 3% . The constraining pit optimization parameters were US $ 3 . 88 /t mining cost and 45 - degree pit slopes . The out - of - pit cut - off grade of 1 . 31 g/t Au was derived from 80 % process recovery, US $ 21 . 04 /tonne process and G&A cost, a US $ 40 /tonne underground mining cost, and a royalty of 7 . 3% . The out - of - pit Mineral Resource grade blocks were quantified below the constraining pit shell and within the constraining mineralized wireframes . Out – of - Pit Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole mining methods . The Stamford Bridge cut - off grade of 1 . 20 g/t Au was derived from 80 % process recovery, US $ 21 . 04 /tonne process and G&A cost, a US $ 35 /tonne underground mining cost, and a royalty of 7 . 3% . Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole underground mining methods . 2. 3. 4. 5. 6. 7. 1.8 MINING METHODS The Buckreef Gold Mine has been an open pit operation since 2021 . The currently mined Main Pit contains several gold veins hosted within a shear zone . Approximately 80 % of the Buckreef Deposit is sulphide - hosted within fresh rock, whilst the remainder is available as oxide or transitional material near the surface . The upper portions of the Buckreef and Eastern Porphyry Deposits are near surface and lend themselves to conventional open pit mining methods . This PEA studies two open pits (Main Pit, Eastern Porphyry Pit) based on mined pit topography as of January 1 , 2025 and the current Mineral Resource Estimate . There has been no mining to date at the Eastern Porphyry Pit . Underground mining below the open pits has also been studied, and a long - term production plan has been developed . The processing rate is planned at 1 , 750 tpd during the first two years of open pit production, increasing to 3 , 000 tpd in YR 3 (year three) . Open pit mining is completed in YR 4 . Underground development is planned to start in YR 3 and ramp up over two years in order that by YR 5 production is at 3 , 000 tpd . The PEA mine production plan utilizes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them to be classified as Mineral Reserves . It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration . An open pit mining contractor has been engaged to mine the Main and Eastern Porphyry open pits . The contractor undertakes all drill and blast, loading, hauling, and mine equipment maintenance activities . The Company provides overall mine management and technical services . Mining is planned on 10 m height benches, using conventional equipment such as hydraulic excavators, and a mix of 20 to 45 t haulage trucks . Dilution in mineralized material is estimated at 18 % by tonnage and 15 % by grade . The overall strip ratio for open pit mining is 6 . 0 : 1 . Over the four - year open pit life of mine (“LOM”) a total of 3 . 5 Mt of mineralized material will be mined at an average grade of 1 . 92 g/t Au . Approximately 0 . 6 Mt of low - grade material at 0 . 73 g/t Au is planned to be stockpiled during mining and will be processed at the end of the Project life . Waste rock will be transported to a storage facility located just east of the Eastern Porphyry Pit, and mineralized material will be hauled to the primary crusher or placed on temporary stockpiles . Figure 1 . 2 presents the open pit designs . F IGURE 1 . 2 O PEN P IT D ESIGNS (P LAN V IEW ) Source: P&E (2025) Extraction of mineralization from the underground portion of the Buckreef Project will be through longhole sublevel mining with cemented paste backfill . The underground portion of the Project comprises three Zones : Buckreef Main, Eastern Porphyry and Stamford Bridge . The Main Zone is comprised of a series of sub - parallel veins extending from surface (where there is an active open P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 7 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 8 of 341 pit operation) to a depth in excess of 950 m, with a strike of over 2 km . Approximately 250 m east of the North Zone is the recently discovered satellite Stamford Bridge Zone, with a strike of approximately 200 m and vertical extents (limited by drilling) of approximately 50 to 170 m below surface topography . Lastly, approximately 800 m east of the Main Zone is the Eastern Porphyry Zone, with a strike of approximately 600 m and extending to a depth of approximately 250 m below surface . All underground mining will be completed by a specialist underground mining contractor . Overall mining dilution is estimated at 26 % and mining recovery is estimated to average 93% . Sublevels are spaced at a nominal interval of 30 m and stopes are a maximum of 18 m along strike . The average HW - FW span is 10 . 1 m, with 60 % of stopes being less than 8 m in span . Longitudinal retreat mining that involves driving an access through mineralization along the strike of the vein to the end of a group of stopes will be used where stopes are narrower than 13 m . Transverse access mining is planned where stopes are wider than the nominal 13 m limit for longitudinal mining . Haulage trucks will typically be 50 t, with 10 - t and 17 - t load - haul - dump units . Steady - state production of 3 , 000 tpd (nominally 1 . 08 Mtpa) will be reached after a two - year ramp - up period, and full production will be maintained for almost 13 years . Over the life - of - mine (“LOM”), a total of 14 . 4 Mt of mineralized material will be recovered from the underground mine at an average grade of 2 . 22 g/t Au for a total contained 1 . 02 Moz Au . An isometric view of the underground mine design is presented in Figure 1 . 3 .

F IGURE 1.3 U NDERGROUND M INE D ESIGN (I SOMETRIC V IEW ) Source: P&E (2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 9 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 10 of 341 1.9 RECOVERY METHODS The Buckreef Gold Project is operating a process plant at a current average throughput of 1 , 439 tpd with 1 . 21 g/t Au head grade, and 72 . 2 % Au recovery average . The current process facility consists of two trains of three - stage crushing, four closed circuit ball mills, eleven carbon - in - leach (“CIL”) tanks, and complete elution (less reactivation kiln), electrowinning, and carbon reactivation for the production and sale of gold doré . In 2024 , Orway Mineral Consultants (WA) Pty Ltd was engaged to assess options to increase throughput to 3 , 000 tpd and also consider options to maintain or increase the process recovery on 100 % fresh (sulphide) mineralization . The proposed expansion to the facility will be completed in two phases . Phase 1 has a production target rate 1 , 750 tpd ( 636 , 738 tpa) for YR 1 and YR 2 with capital expenditures for the following major equipment :         Flotation Circuit: trash screens, reagent conditioning tank, and five Metso e50 tanks cells (50m 3 /cell) and blower system; Flotation Concentrate Regrind Mill: High Intensity Grinding (“HIG”) Metso HIG700; Pumping & Cycloning within Regrind Circuit; Concentrate Leach Feed Thickener: 16.5 m diameter; Two additional CIL Tanks to treat Flotation Concentrate; Flotation Tailings Thickener: 16.5 m diameter; 4 tpd Elution Circuit; and Associated Screens, Pumps, Reagent System, and upgraded Water System. While in operations during Phase 1 , expansion will be underway for an increased production target rate of 3 , 000 tpd ( 1 , 080 , 000 tpa) for YR 3 . With a planned grinding target of P₈₀ at 100 - 150 µm, capital expenditures are planned for the following major equipment :   SAG Mill Circuit Surge Bin, Feeders, Conveyors;  SAG Mill: 7.32 m diameter x 3.75 m Effective Grinding Length, 3,500 kW;  Cyclone Cluster with SAG and Ball Mill(s) Circuit;  Reverting to Single Toggle Jaw Crusher: 750 m x 1,069 m for SAG mill feed prep; and Cyanide Destruction System (to coincide with underground mine construction). The introduction of a flotation circuit to recover and regrind sulphide concentrates as well as regrinding, thickening, additional CIL capacity and elution circuit expansion is expected to improve overall process recovery to 88% . 1.10 PROJECT INFRASTRUCTURE The Buckreef Mine site contains all necessary infrastructure for open pit mining, processing and production of doré . Facilities include staff offices, warehousing, camp and cafeteria, drill core shack, diesel fuel tank farm and fueling station, explosives storage, tailings storage, and water and sewage treatment. The open pit mining contractor has established infrastructure for offices, maintenance facilities and warehousing. The buildings are supplied with treated water for showers and toilets, and drinking water is bottled. The Property has telephone, cell phone coverage and high-speed internet.

Management employees and select contractors are supplied with camp housing, and hourly workers and most contractors commute from nearby towns.

Future site/camp improvements are planned, as are improvements to the process plant. Items required for underground mining include a paste backfill plant, underground mining contractor maintenance and office buildings, and a Phase 3 tailings facility.

1.11 MARKET STUDIES AND CONTRACTS

Gold prices utilized in this PEA are based on April 2025 CIBC Global Mining Group Analyst Consensus Commodity Price Forecasts compiled from various banks, brokers and financial institutions (Table 1.2).

TABLE 1.2
GOLD PRICES

Item	2025	2026	2027	2028	Long-Term
Gold Price (US$/oz)	2,707	2,646	2,495	2,400	2,245

Gold surged to a record high of US$3,500.10/oz on Tuesday April 22, 2025 on the back of ongoing heightened geopolitical and geo-economic risk.

The gold price payments received by TRX are subject to spot market conditions. There are no gold streaming or hedging agreements in place.

1.11.1 Contracts

Currently there are several contracts in place that are material to the Buckreef Mine. Most of the larger value contracts are as follows:

- Open pit mining: A load and haul, drill and blast, agreement has been signed with contractor FEMA Mining and Drilling Limited. The agreement commenced on April 1, 2024, and is valid for an initial term of three years.

- Security: Gardaworld International has been contracted to provide services site security including site perimeter and gold process plant. TRX also uses its own security personnel to compliment Gardaworld and for gold refining control room security. Gardaworld provides additional technical support for security-infrastructure (e.g., initial CCTV installation). The National Police Service also provides security on site.

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 12 of 341  Bullion shipment: AVA are engaged for gold doré transfers.  Assays : An open - termed schedule of rates contract is in place with SGS in Mwanza for fire assays . The Company also uses MLS Labs in Geita for Photon - Assay of process plant samples, and is planned for grade control samples and exploration assays .  Electricity: TANESCO supplies power from the national grid under agreed rates.  Diesel fuel: Contracted and supplied by AFROIL.  Processing consumables and reagents: Supplied by WAJA General.  Exploration and grade control drilling services : Contracted by STAMICO (State Mining Corporation and JV Partner) . 12. ENVIRONMENTAL STUDIES, PERMITS, AND SOCIAL OR COMMUNITY IMPACTS Mining operations have been taking place at the Buckreef site by STAMICO since 1990 until an underground mine was closed in 1994 . The current TRX Buckreef Project site is exclusively based on open pit mining and is fully compliant with the existing environmental laws of Tanzania . A review of recent operational reports indicated no significant divergence from regulations and commitments . TRX is in active contact with the local communities in Geita and Mwanza area and is in constant contact with the local and government leadership about operational results and developments of the Buckreef Mine . The local leadership as well as government leadership are engaged in the planning activities for expansion of the Project . Many environmental and management plan studies were completed several years ago . The environmental and socio - economic baseline for the Buckreef Project was documented in 2014 ; an Environmental and Social Impact Assessment (“ESIA”) was performed by Enata Ltd . A modification of the existing Environmental Impact Assessment (“EIA”) can be expected with the expansion of mining (to underground) and tonnes processed . The EIA will be submitted for Tanzanian government approval for the duration of the Company’s mining license . Additional environmental assessments could be anticipated during the LOM . The current Buckreef operation has an efficient system in place to conserve and recycle water including process, mine and storm water . During the Project development, tests from the drill - holes showed that ground water level depth is shallow at an average of 6 . 3 m below surface . 13. CAPITAL AND OPERATING COSTS All costs are in Q 1 2025 US dollars . No provision has been included in the cost estimates to offset future escalation . Contingencies ranging from 5 to 30 % depending on the cost item and have been added to all capital costs (“CAPEX”) . No contingency is added to operating costs (“OPEX”) .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 13 of 341 TRX’s Buckreef Mine has been in production since 2021 and hence initial capital costs are considered to be sunk costs . Growth and sustaining capital costs to be incurred during the 17 . 6 life - of - mine (“LOM”) production years are estimated to total $ 359 M, including contingencies of $ 54 M ( 18 % average) . Total OPEX over the LOM are estimated at $ 913 M which average $ 50 . 52 /t processed . The following tables provide details of these costs . Total capital costs over the LOM are presented in Table 1 . 3 . Growth CAPEX are costs required to expand the operations and are estimated at $ 175 M over the LOM . Sustaining CAPEX is the cost incurred to maintain planned production levels and is estimated at $ 184 M over the LOM . T ABLE 1.3 C APITAL C OST S UMMARY Total ($M) Sustaining ($M) Growth ($M) Item 102.0 76.1 25.9 Process Plant Expansion 1.7 - 1.7 Site Improvements 4.5 - 4.5 Tailings Facility 197.1 78.9 118.2 Underground Mine Development 305.2 155.0 150.2 Subtotal 53.6 29.4 24.3 Contingencies 358.9 184.4 174.5 Total 1 Note: 1 Numbers may not sum due to rounding. The LOM average operating costs for the Project are summarized in Table 1.4 . T ABLE 1.4 O PERATING C OST S UMMARY Cost ($/t material mined) Cost ($/t processed) LOM Cost ($M) Area 3.77 26.38 91.7 Open Pit Mining N/A 33.09 475.0 Underground Mining (incl. pastefill) N/A 31.34 566.7 Average LOM Mining N/A 12.68 229.2 Process cost per tonne incl. tailings N/A 6.50 117.5 G&A per tonne processed N/A 50.52 913.3 Total cost per tonne processed Royalties include a 6 . 0 % Tanzania government royalty, 1 . 0 % export fee and 0 . 3 % local service levy, which total 7 . 3% , all as a gross revenue deduction . The royalties and fees total $ 182 M over the LOM . TRX currently ships its gold for refining to Switzerland and South Africa . Royalties could be reduced to 4 . 0 % if the gold is refined in Tanzania, and TRX is reviewing this possibility .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 14 of 341 The current gold selling cost is $ 14 . 43 /oz and includes doré transportation and security, refining and sales costs . Over the LOM this equates to $ 16 M . Ongoing reclamation expenses of $ 3 . 4 M have been planned during the first nine years of the LOM plan to provide for progressive reclamation of tailings facilities and open pit areas . A final closure cost at the end of the mine life has been estimated at $ 10 M and is considered net of mining and processing equipment salvage value . Cash costs over the LOM are estimated to average $ 1 , 024 /oz Au and include royalties . All - In Sustaining Costs (“AISC”) over the LOM are estimated to average $ 1 , 206 /oz Au and include closure costs . 1.14 ECONOMIC ANALYSIS Cautionary Statement - The reader is advised that the PEA summarized in this Technical Report is intended to provide only an initial, high - level review of the Project potential and design options . The PEA mine plan and economic model include numerous assumptions and the use of Inferred Mineral Resources . Inferred Mineral Resources are considered to be too speculative to be used in an economic analysis except as allowed by NI 43 - 101 in PEA studies . There is no guarantee the Project economics described herein will be achieved . The Buckreef Project economic evaluation conclusions are summarized in Table 1 . 5 . At base case consensus forecast gold prices of US $ 2 , 707 /oz in YR 1 , US $ 2 , 646 /oz in YR 2 , US $ 2 , 495 /oz in YR 3 , US $ 2 , 400 /oz in YR 4 and US $ 2 , 245 /oz thereafter, the Project has an estimated US $ 442 M after - tax net present value (“NPV”) at a 5 % discount rate (“NPV 5% ”) . The PEA demonstrates the Company’s ability to potentially finance expansion costs from internally generated cash flow without an upfront capital requirement, thus there is no quoted internal rate of return (“IRR”) or payback period . T ABLE 1.5 K EY M ETRICS AND P ROJECT E CONOMICS LOM Value Unit Item 2,707 YR1; 2,646 YR2; 2,495 YR3; US$/oz Base Case Gold Prices 2,400 YR4; and 2,245 thereafter 5 % Discount Rate Mining Parameters 3.5 M Open Pit - Tonnes of Mineralization 1.92 g/t Au Open Pit - Avg Grade 6.0 w:o Open Pit - Strip Ratio 14.4 M Underground - Tonnes of Mineralization 2.22 g/t Au Underground - Avg Grade

TABLE 1.5 **KEY METRICS AND PROJECT ECONOMICS**		
Item	**Unit**	**LOM Value**
Mine life - Open Pit & Underground	Years	17.6
Process Plant Parameters		
Recovery	%	87
Rate	tpd	2,824
Total Tonnage Processed	M	18.1
Average Annual Production	oz/year	61,700
Average Annual Production (first five years of underground)	oz/year	80,100
Capital Expenditures		
Initial Capital Expenditure	US$M	Nil
Growth Capital Expenditure	US$M	174.5
Sustaining Capital Expenditure	US$M	184.4
Closure Cost	US$M	13.4
Operating Costs		
Mining Cost - Open Pit	US$/t mined	3.77
Mining Cost - Underground	US$/t processed	33.09
Process Cost	US$/t processed	12.68
G&A Cost	US$/t processed	6.50
Cost per Ounce		
Cash Cost	US$/oz	1,024
All-in Sustaining Cost	US$/oz	1,206
Financial Analysis		
Pre-tax $NPV_{5\%}$	US$M	701.0
Post-tax $NPV_{5\%}$	US$M	442.2

Table 1.6 presents a gold price sensitivity analysis and Figure 1.4 presents OPEX, CAPEX and gold price sensitivity analysis.

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T ABLE 1.6 G OLD P RICE S ENSITIVITY After - tax NPV 5% ($M) Pre - tax NPV 5% ($M) Gold Price ($/oz) 766.4 1,180.5 3,000 672.0 1,040.9 2,800 577.6 901.2 2,600 483.1 761.6 2,400 442.2 701.0 Base Case (avg. 2,296) 388.7 622.0 2,200 294.2 482.4 2,000 199.3 342.8 1,800 F IGURE 1.4 A FTER - T AX NPV S ENSITIVITY The after - tax base case NPV is most sensitive to the gold price followed by operating costs and capital costs . It is the opinion of the Authors that the base case PEA Project demonstrates robust economics . It is worthy to note that the Company has the potential ability to finance the Project expansion from internally generated cash flow without an upfront requirement . It is recommended that the Company continue with its planned process plant expansion to 3 , 000 tpd and that underground mining be pursued with further studies and exploration/Mineral Resource drilling . P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 16 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 17 of 341 15. RISKS AND OPPORTUNITIES A preliminary risk analysis was conducted on the Project by the Authors using a low - medium - high ranking system . The highest risk items were identified to be lack of detailed underground mine geotechnical analysis, mining contractor cost assumptions, and metallurgical recoveries . The main opportunity is that the deposits remain open down dip, and there is potential to increase the current Mineral Resource Estimate . 16. CONCLUSIONS An open pit and underground mine plan is scheduled over a production period of 17 . 6 years . The mine plan for the Buckreef Project totals 18 . 1 Mt at an average grade of 2 . 14 g/t Au for 1 . 09 Moz of payable gold at an average 87 . 1 % process recovery . Approximately 97 % of the open pit mine plan portion of the Mineral Resource is Measured or Indicated Mineral Resource, which gives a high degree of confidence to the first four years of the LOM plan . Approximately 57 % of the underground mine plan portion of the Mineral Resource is classified as Inferred Mineral Resource and will require a substantial drill program to convert to an Indicated Mineral Resource . Based on the work undertaken to date, as summarized in this Technical Report, and the conclusions listed in Section 25 , the base case operating plan is a viable and attractive development opportunity . Overall Project risks are perceived to be low . Current base case economic analysis indicates that the Project is forecast to be profitable . It is recommended that TRX continue the Project development plans, and implement the drill program and advanced study recommendations set out in Section 26 of this Technical Report . 17. RECOMMENDATIONS Based on the results of TRX’s successful drill exploration wo r k and the positive results of this PEA, the Authors recommend that TRX continue with Project development activities on the Buckreef Property and proceed with a drill program in preparation of a Pre - Feasibility Study (“PFS”) with a subcomponent PEA on deeper underground Inferred Mineral Resources . To advance the Buckreef Project and initiate a P F S, additional drilling is recommended by the Authors to upgrade Mineral Resources from Inferred to Indicated Mineral Resources, and geotechnical and hydrogeological studies on the underground zones to be mined . Further study of process plant expansion, metallurgical testwork, infrastructure requirements, environmental/permitting, and Project economics would be part of the P F S . The Authors have designed a drill program with 85 drill holes for 31 , 000 m to convert the majority of Main Zone Inferred Mineral Resources, to be mined in the first five years of the underground mine plan, to Indicated Mineral Resources . Upgrading of remaining Inferred Mineral Resources is recommended to be done from underground since it would be expensive to drill from surface . The Authors recommend reviewing and revising the underground ventilation model since it is currently designed with a large power draw that could likely be reduced . Another recommendation is to redesign the stopes utilizing higher process recoveries to optimize the shapes within the sulphide areas, based on the latest metallurgical testwork and process plant expansion plans, which should improve Project economics.

It is recommended that cyanide destruction testing be conducted at an external laboratory. Further metallurgical testwork is recommended on comminution, confirmatory flotation, thickening, rheology of flotation tails and concentrate, and concentrate leach test at 40% solids, P_{80} of 100 – 150 µm with oxygen sparging and kinetic sampling to confirm that the predicted recovery of the proposed circuit is achievable.

In addition, recommendation is made for future drill hole sampling at the Project to include the insertion of certified reference materials ("CRMs") and blanks at a rate of approximately 1:20, the inclusion of coarse reject duplicates in QA/QC protocol, and to umpire sample a minimum of 5% of all future drill core samples at a reputable secondary laboratory. It is further recommended that quality control samples (CRMs and blanks) are inserted into sample stream of all types of drilling samples.

A work program with an estimated budget of $11M is proposed, as presented in Table 1.7.

TABLE 1.7
RECOMMENDED WORK PROGRAM FOR THE BUCKREEF PROJECT

Description	Amount (US$M)
Mineral Resource Upgrade Drilling, 31,000 m	6.2
Geotechnical and Hydrogeology Drilling	0.6
Mineral Resource Estimate	0.2
Geotechnical and Hydrology Study	0.2
Metallurgical Testwork	0.5
Pre-Feasibility Study	1.5
Camp Support and Wages	0.5
Sub-total	**9.7**
Contingency (15%)	1.5
Total	**11.2**

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 19 of 341 1. INTRODUCTION 2. TERMS OF REFERENCE This NI 43 - 101 Preliminary Economic Assessment (“PEA”) and updated Mineral Resource Estimate Technical Report of the Buckreef Gold Mine Project (the “Mine” or the “Project” or the “Deposit” or the “Property”), located in the Geita Region, Tanzania, was prepared by P&E Mining Consultants Inc . (“P&E”) at the request of TRX Gold Corporation (“TRX” or the “Company”) . Input on the PEA was also provided by D . E . N . M . Engineering Ltd . (“D . E . N . M . ”) . In October 2011 , Tanzam 2000 , a 100 % owned subsidiary of TRX signed a JV agreement with the State Mining Company (“STAMICO”), a wholly owned entity of the Government of Tanzania, with regards to the Buckreef Gold Project . Through this JV agreement, a Tanzanian registered JV company, Buckreef Gold Company Limited (“BGC”), was formed with an equity holding of 55 % Tanzam 2000 and 45 % STAMICO . STAMICO holds an interest in the Buckreef Gold Project on behalf of the Government of Tanzania . Under the agreement, TRX through its subsidiary, Tanzam 2000 , manages the Buckreef Project and is responsible for providing exploration and mine development financing . TRX expects that Project expansion will be financed through debt or a combination of debt and equity . In a press release dated May 16 , 2022 , the Company announced a name change from Tanzanian Gold Corporation to TRX Gold Corporation . In August 2022 , Tanzam 2000 changed its name to TRX Gold Tanzania Limited . TRX is a public, TSX - listed and NYSE - A - listed, mining company trading under the symbol “TRX”, with its head office located at : Suite 403, 277 Lakeshore Road East Oakville, Ontario, Canada L6J 6J3 This PEA provides an update of the Buckreef Mine Mineral Resource Estimate, and an underground and open pit mining study, with production of doré from an on - site process plant . This PEA evaluates the following : (i) an expansion and upgrade of the existing process plant to 3 , 000 tonnes per day (“tpd”) ; and (ii) a transition from open pit mining to underground mining over the next three years . The Mineral Resource Estimate reported herein is based on current drilling results and appropriate metal pricing and is conformable to the “CIM Standards on Mineral Resources and Reserves – Definitions (2014) and Best Practices Guidelines (2019)”, as referred to in National Instrument (“NI”) 43 - 101 and Form 43 - 101 F, Standards of Disclosure for Mineral Projects . The authors (“Authors”) of this Technical Report (“Technical Report”) understand that the Report will support the public disclosure requirements of TRX and will be filed on SEDAR+ as required under NI 43 - 101 disclosure regulations . This Technical Report has an effective date of April 15 , 2025 .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 20 of 341 2. SITE VISITS Mr . Andrew Bradfield, P . Eng . , of P&E, a Qualified Person under the terms of NI 43 - 101 , completed a site visit to the Buckreef Mine on August 12 - 17 , 2024 . The Mine operation was reviewed over six days, and independent verification sampling of drill core was conducted . 3. PREVIOUS TECHNICAL REPORTS P&E has not prepared a previous Technical Report on the Buckreef Mine . A Technical Report on the Buckreef Project was completed in 2017 , followed by a Pre - Feasibility Study in 2018 and an updated Mineral Resource Estimate in 2020 . All reports are listed in the Reference section of this Technical Report . 4. SOURCES OF INFORMATION The Authors carried out a review of all relevant parts of the available literature and documented results concerning the Project and held discussions with technical personnel from the Company regarding all pertinent aspects of the Buckreef Mine . This Technical Report is based, in part, on internal company Technical Reports, and maps, published government reports, Company letters, memoranda, public disclosure and public information . The reader is referred to the sources of data, citations for which are compiled in the Reference section of this Technical Report, for further detail on the Project . The most recent NI 43 - 101 Technical Report on the Buckreef Mine was completed by Virimai Projects of Harare, Zimbabwe, with an effective date of May 15 , 2020 . This Report has been relied upon for the historical, geological, exploration and drilling sections of the current Technical Report . A prior Mineral Resource Estimate was completed by Venmyn on May 31 , 2012 . Table 2 . 1 presents the Authors and Co - authors of each section of the Technical Report, who acting as Qualified Persons as defined by NI 43 - 101 , take responsibility for those sections of the Technical Report as outlined in Section 28 Certificates of Author . The Authors acknowledge the helpful cooperation of TRX’s management and consultants, who quickly addressed all data and material requests, and responded openly and cooperatively to all questions .

TABLE 2.1 **REPORT AUTHORS AND CO-AUTHORS**		
Qualified Person	**Employer**	**Sections of Technical Report**
Mr. Andrew Bradfield, P.Eng.	P&E Mining Consultants Inc.	2, 3, 15, 19, 22, 24 and Co-author 1, 12, 16, 18, 21, 25, 26
Ms. Jarita Barry, P.Geo.	P&E Mining Consultants Inc.	11 and Co-author 1, 12, 25, 26
Mr. Fred Brown, P.Geo.	P&E Mining Consultants Inc.	Co-author 1, 14, 25, 26
Mr. D. Grant Feasby, P.Eng.	P&E Mining Consultants Inc.	20 and Co-author 1, 25, 26
Mr. Eugene Puritch, P.Eng.	P&E Mining Consultants Inc.	Co-author 1, 14, 25, 26
Mr. D. Gregory Robinson, P.Eng.	P&E Mining Consultants Inc.	Co-author 1, 16, 21, 25, 26
Dr. William Stone, P.Geo.	P&E Mining Consultants Inc.	4-10, 23 and Co-author 1, 25, 26
Mr. Yungang Wu, P.Geo.	P&E Mining Consultants Inc.	Co-author 1, 14, 25, 26
Mr. David Salari, P.Eng.	D.E.N.M. Engineering Ltd.	13, 17 and Co-author 1, 18, 21, 25, 26

2.5 UNITS AND CURRENCY

US$ are used throughout this Technical Report unless stated otherwise. Terminology and abbreviations used in this Technical Report are summarized in Table 2.2, metric conversions are listed in Table 2.3 and units are in Table 2.4.

TABLE 2.2 **TERMINOLOGY AND ABBREVIATIONS**	
Abbreviation	**Meaning**
$	dollar(s)
$M	dollars, millions
°	degree(s)
°C	degrees Celsius
∅	diameter
%	percent
μm	micrometre, micron
3-D	three-dimensional
AARL	Anglo American Research Laboratories
AAS	atomic absorption spectroscopy
ABA	acid base accounting
ADR	adsorption-desorption-recovery
Ag	silver
AI	abrasion index
AISC	all-in sustaining cost
ALS	ALS Laboratories part of ALS Global, ALS Limited
ARBGM	Agreement to Redevelop the Buckreef Gold Mine
ARD	acid rock drainage
Ashanti	Ashanti Goldfields Corporation

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Table 2.2 **Terminology and Abbreviations**	
Abbreviation	**Meaning**
Au	gold
Author(s)	author(s) of section of Technical Report
avg	average
BAL	Buckreef Assay Laboratory
BGC	Buckreef Gold Company Limited
BIF	banded iron formation
BRDA	Buckreef Redevelopment Agreement
BWi	bond work index, bond ball mill work index
CaO	calcium oxide
CAPEX	capital expenditure
CIL	carbon in leach
CIM	Canadian Institute of Mining, Metallurgy, and Petroleum
CMS	cubic metres per second
CN	cyanide
Company, the	TRX Gold Corporation
CoV	coefficient of variation
COV	cut-off value
CRM(s)	certified reference material control samples
DC	diamond core
DDH	diamond drill hole
D.E.N.M.	D.E.N.M. Engineering Ltd.
Deposit, the	Buckreef Gold Deposit
DSO	Deswik Stope Optimizer
DCOV	development cut-off value
E	east
EAM	East Africa Mines Ltd.
EAMC	East African Mining Corporation
East	Eastern Porphyry Zone
ECOV	economic cut-off value
EGL	effective grinding length
EIA	environmental impact assessment
EL	elevation
ELOS	estimated linear overbreak and slough
EMI	Emisha Mining Innovations
Eng.	Engineer
eq m	equivalent metres
ESIA	environmental and social impact assessment
FAR(s)	fresh air raise(s)
Fe	iron
FEL	front-end loader
Flot or flot	flotation

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TABLE 2.2
TERMINOLOGY AND ABBREVIATIONS

Abbreviation	Meaning
FS	feasibility study
ft	foot, feet
FW	footwall
FWD	footwall drift
g	gram
g/t	grams per tonne
G&A	general and administration
Gallery	Gallery Gold Pty Ltd
Grav or grav	gravity
Grav Sep or grav sep	gravity separation
H	height
ha	hectare(s)
HDPE	high density polyethylene
HIG	high intensity grinding
hr or h	hour(s)
HS	high strength
Humac	Humac Laboratory
HW	hanging wall
IAMGOLD	IAMGOLD Corporation
IAMGOLDT	IAMGOLD Tanzania Ltd.
ID	identification
ID^3	inverse distance cubed
IML	Independent Metallurgical Laboratories
IP	induced polarization
IRR	internal rate of return
ISO	International Organization for Standardization (ISO)
ISO/IEC	International Organization for Standardization (ISO) / International Electrotechnical Commission (IEC)
ITH	in-the-hole
JV	joint venture
k	thousand(s)
kg	kilograms(s)
kg/h	kilograms(s) per hour
kg/t	kilograms(s) per tonne
km	kilometre(s)
koz	thousand(s) ounces
kt	kilotonnes
ktpa	thousand tonnes per annum / year
kW	kilowatt(s)
kV	kilovolts
L	long, length

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Table 2.2 Terminology and Abbreviations	
Abbreviation	**Meaning**
L	litre(s)
L/s	litres per second
level	mine working level referring to the nominal elevation (m RL), e.g. 715 level (mine workings at 715 m RL)
LH	longhole
LHD	load-haul-dump
LLD	lower limit of detection
LOM	life of mine
LS	low strength
LVG	Lake Victoria Goldfields
m	metre(s)
M	million(s)
m^2	square metres
m^3	cubic metres
m^3/s	cubic metres per second
Ma	millions of annum
Main	Buckreef Main Zone
masl or m asl	metres above sea level
MCC	motor control centre
MCOV	marginal cut-off value
MDA	Mining Development Agreement
MEM	Minister of Energy and Minerals
mg	milligram(s)
mg/L	milligram(s) per litre
MIBC	methyl isobutyl carbinol
Mine, the	the Buckreef Gold Mine Project
ML	Mining Licenses
MLC(s)	Mine Load Centre(s)
mm	millimetre
Moz	million ounces
MPa	megapascal
MPC	Metallurgical Project Consultants
MRE	Mineral Resource Estimate
mRL	metres relative elevation
Mt	mega tonne or million tonnes
Mtpa	million tonnes per annum or year
MW	megawatt
N	north
NaCN	sodium cyanide
NAG	net acid generation
NE	northeast

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Table 2.2 **Terminology and Abbreviations**	
Abbreviation	**Meaning**
NNE	north-northeast extension
NEMC	National Environment Management Council
NI	National Instrument
NN	Nearest Neighbour
NPR	net process revenue
NPV	net present value
NSR	net smelter return
NW	northwest
NYSE-A	New York Stock Exchange American
OB	overburden
OMC	Orway Mineral Consultants (WA) Pty Ltd
OP	open pit
OPEX	operating expenditure
ORP	oxidation-reduction potential
oz	ounce (troy)
P_{80}	80 percent passing
P&E	P&E Mining Consultants Inc.
PAX	potassium amyl xanthate
PEA	preliminary economic assessment
P.Eng.	Professional Engineer
PF	pastefill, paste backfill
PFS	pre-feasibility study
P.Geo.	Professional Geoscientist
PL	Prospecting Licenses
ppm	parts per million
Property, the	the Buckreef Mine Property that is the subject of this Technical Report
Project, the	the Buckreef Gold Project
Q1, Q2, Q3, Q4	first quarter, second quarter, third quarter, fourth quarter
QA/QC	quality assurance/quality control
QC	quality control
QEMRMS	QEMSCAN-Rapid Mineral Scan
RAB	reverse air blast
RAR(s)	return air raise(s)
RC	reverse circulation
RL	Retention Licenses
ROM	run of mine
RSZ	Rwamagaza Shear Zone
S	south
SAG (mill)	semi-autogenous grinding (mill)
SANAS	South African National Accreditation System

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TABLE 2.2
TERMINOLOGY AND ABBREVIATIONS

Abbreviation	Meaning
scfm	standard cubic feet per minute
SE	southeast
SEDAR	System for Electronic Document Analysis and Retrieval
SGC	Southern Geoscience Consultants
SGS or SGS Lakefield or SGS Canada	part of SGS Canada Inc., SGS Mineral Services Laboratory at Lakefield, Ontario.
SMC	SAG mill comminution
SML	Special Mining License
SMU	selective mining unit
Stamford	Stamford Bridge Zone
STAMICO	State Mining Company, Tanzanian Government
std dev	standard deviation
SW	southwest
t	metric tonne(s)
t/m^3	tonnes per cubic metre
TANESCO	Tanzania National Electricity Supply Company
Technical Report	this NI 43-101 Technical Report
tpa	tonnes per annum or year
tpd	tonnes per day
TRX	TRX Gold Corporation
TSF(s)	tailings storage facility (facilities)
TSX	Toronto Stock Exchange
UG	underground
US	United States
US$	United States dollar(s)
UTM	Universal Transverse Mercator grid system
V or v	volt(s)
W	west
W	width
w:o	waste to ore ratio
w/w	weight by weight
WRSFs	waste rock storage facilities
YR or yr	year

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TABLE 2.3
METRIC CONVERSIONS

To Convert From	To	Multiply By
feet	metres	0.3048
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
grams	ounces (Troy)	0.032
ounce (Troy)	grams	31.103
tonnes (t)	short tons	1.102
short tons (T)	tonnes	0.907
grams per tonne	ounces (Troy) per ton	0.029
ounces (Troy) per ton	grams per tonne	34.285

TABLE 2.4
UNIT MEASUREMENT ABBREVIATIONS

Abbreviation	Meaning	Abbreviation	Meaning
µm	microns, micrometre	m^3/s	cubic metre per second
$	dollar	m^3/y	cubic metre per year
$/t	dollar per metric tonne	mØ	metre diameter
%	percent sign	m/h	metre per hour
% w/w	percent solid by weight	m/s	metre per second
¢/kWh	cent per kilowatt hour	Mt	million tonnes
°	degree	Mtpy	million tonnes per year
°C	degree Celsius	min	minute
cm	centimetre	min/h	minute per hour
d	day	mL	millilitre
ft	feet	mm	millimetre
GWh	Gigawatt hours	MV	medium voltage
g/t	grams per tonne	MVA	mega volt-ampere
h	hour	MW	megawatts
ha	hectare	oz	ounce (troy)
hp	horsepower	Pa	Pascal
k	kilo, thousands	pH	Measure of acidity
kg	kilogram	ppb	part per billion
kg/t	kilogram per metric tonne	ppm	part per million
km	kilometre	s	second
kPa	kilopascal	t or tonne	metric tonne
kV	kilovolt	tpd	metric tonne per day

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TABLE 2.4
UNIT MEASUREMENT ABBREVIATIONS

Abbreviation	Meaning	Abbreviation	Meaning
kW	kilowatt	t/h	metric tonne per hour
kWh	kilowatt-hour	t/h/m	metric tonne per hour per metre
kWh/t	kilowatt-hour per metric tonne	t/h/m^2	metric tonne per hour per square metre
L	litre	t/m	metric tonne per month
L/s	litres per second	t/m^2	metric tonne per square metre
lb	pound(s)	t/m^3	metric tonne per cubic metre
M	million	T	short ton
m	metre	tpy	metric tonnes per year
m^2	square metre	V	volt
m^3	cubic metre	W	Watt
m^3/d	cubic metre per day	wt%	weight percent
m^3/h	cubic metre per hour	yr	year

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 29 of 341 1. RELIANCE ON OTHER EXPERTS The Authors have assumed, and relied on the fact, that all the information and existing technical documents listed in the References section of this Technical Report are accurate and complete in all material aspects . Whereas the Authors carefully reviewed all the available information presented, the Authors cannot guarantee its accuracy and completeness . The Authors reserve the right, however, will not be obligated, to revise the Technical Report and Conclusions, if additional information becomes known to the Authors subsequent to the effective date of this Technical Report . The Authors have not independently reviewed the ownership of the Buckreef Gold Project and any underlying mineral tenure and surface rights . The Authors have relied on information derived from the Company and legal experts retained by TRX for this information through the following documents :  IMMMA Advocates, 2025 . TRX Gold Corporation Limited - Tanzania Law Opinion, dated April 15 , 2025 ;  TRX Gold Constitutional Documents_Company Details . 2025 . Appendix C – Other Relevant Documents : 1 . Special mining license No . SML 04 / 92 dated 8 March 2022 issued by the Mining Commission (The United Republic of Tanzania Ministry of Minerals The Mining Commission) ; and  Company email from a senior executive of TRX dated May 19 , 2025 , outlining the extent of surface rights ownership on SML 04 / 92 . This information is used in the summary in Section 1 and in Section 4 , Property Description and Location, of this Technical Report . It is also used to support the Mineral Resource Estimate in Section 14 of this Technical Report . Select technical data, as noted in the Technical Report, were provided by TRX and the Authors have relied on the integrity of such data . A draft copy of the Technical Report has been reviewed for factual errors by TRX, and the Authors have relied on TRX’s knowledge of the Property in this regard . All statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the effective date of this Technical Report .

4.0 PROPERTY DESCRIPTION AND LOCATION

The Buckreef Gold Project is located at Mnekezi Village, within Kaseme, Busanda and Lwamugasa wards in Geita District, northwestern Tanzania, in east-central Africa. It lies approximately 40 km southwest of the City of Geita and ~110 km southwest of Mwanza City (see Figure 4.1).

The approximate centre of the Project is:

- Latitude 03° 5′ 28″ S and Longitude 032° 1′ 21″ E.
- ARC 1960 UTM Zone 36: Easting 391,400 m E; Southing 9,658,300 m S.

FIGURE 4.1 LOCATION MAP OF THE BUCKREEF GOLD PROJECT IN NORTHWESTERN TANZANIA



TRX GOLD
BUCKREEF GOLD PROJECT
PRE-FEASIBILITY GEOTECHNICAL INVESTIGATION
FIGURE 1:
PROJECT MAP LOCATION
Scale: 1:7,000,000
Date: 21/11/2023
Drawn: MWF
Checked: ATG
Approved: ATG
Figure 1
Buckreef Gold Project
0 1,000 2,000 km
Scale: 1:250,000,000
0 100 200 km
TERRANE
GEOSCIENCE INC.
www.terranegeoscience.com
Notes:
1) Coordinates in meters
2) WGS 84 / UTM zone 36S
Uganda
Lake Victoria
Rwanda
Kenya
Mwanza
Geita
Buckreef Gold Project
Burundi
Arusha
Dodoma
Tanzania
Dar es Salaam
Mbeya
Zambia
Malawi
400,500
800,500
1,200,500
9,600,500
9,200,500
8,800,500

Source: Terrane Geoscience (2023)

4.1 MINERAL TENURE

The Project consists of a single Special Mining License ("SML") 04/92 covering an area of 16.04 km^2 (see Figure 4.2). All current Mineral Resources for the Project are located within

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SML 04 / 92 . In a press release dated March 11 , 2022 , the Company announced that SML 04 / 92 had been renewed for an additional 10 - year term, extending its validity to June 11 , 2032 (see Table 4 . 1 ) . An SML is granted for the LOM and has renewal periods every ten years . Renewals are in accordance with the requirements of the Tanzanian Mining Act, R . E . 2019 . F IGURE 4 . 2 B UCKREEF P ROPERTY S PECIAL M INING L ICENSE M AP Source : TRX (April 2025 ) Note : The Buckreef SML as outlined in red represents the extent of the mining rights . The black lines represent the extent of the surface rights, which do not extend to the Bingwa and Tembo Deposit areas of the SML . Bingwa and Tembo are not included in the current MRE . The SML 04 / 92 license is held by Buckreef Gold Company Limited (“BGC”) a JV owned company by TRX Gold Tanzania Limited ( 55% ), previously known as Tanzanian American International Development Corporation 2000 Limited or “Tanzam 2000 ” and the Tanzanian State Mining Company (STAMICO, 45% ) . The SML grants mining rights, but not surface rights . BGC has successfully secured surface rights for the Buckreef, Eastern Porphyry, Anfield, and Stamford Bridge Deposits . However, it does not hold surface rights over Bingwa and Tembo . Annual rental payments for the SML are due in June of each year . The fee is US $ 5 , 000 per square km, amounting to a total annual payment of US $ 80 , 200 to the Government of Tanzania . The most recent payment was made on July 9 , 2024 . P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 31 of 341

Table 4.1 Buckreef Property Special Mining License*							
Special Mining License	**Application Date**	**Grant Date**	**Rent Paid To**	**Expiry Date**	**Area (km^2)**	**Status**	**Rights**
SML04/92	12-Jun-16	08-Mar-22	12-Jun-25	11-Jun-32	16.04	Active	Mining Rights are held for the entire SML (Buckreef-Tembo-Bingwa area). However, the surface rights are limited to only the Buckreef area portion, including Stamford Bridge, Eastern Porphyry and Anfield.

** Claims information effective April 15, 2025*

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 33 of 341 2. MINING RIGHTS IN TANZANIA 1. Basis for Mining Title The State owns title to all Mineral Resources within the Republic of Tanzania . The Mining Act, R . E . 2019 (CAP 123 ) is the principal legislation guiding Mineral Resource extraction in the country, supported by a range of subsidiary regulations, including but not limited to mineral rights, safety, local content, and environmental protection regulations . The Ministry of Minerals, through the Mining Commission, is responsible for overseeing the administration and regulation of all mineral rights, ensuring that activities align with national policies promoting sustainable, inclusive, and responsible mining . Mineral rights are granted in the form of licenses, including Primary Mining Licenses (“PML”), Prospecting Licenses (“PL”), Mining Licenses (“ML”), Special Mining Licenses (“SML”), and licenses for processing, smelting, and refining . 2. Prospecting, Mining and Special Mining Licences (Rights and Obligations) PLs are issued to Tanzanian individuals, firms, or locally registered companies for exploration activities within a defined area and timeframe . PLs are structured in three phases, allowing for a maximum exploration period of nine years : an initial four - year grant, followed by a three - year first renewal, and a two - year second and final renewal . Within the second renewal period, the license must be converted to a ML or SML ; otherwise, it expires and reverts to the government . PL holders are required to conduct geological exploration and submit regular technical reports in compliance with the regulations . MLs are granted for medium - scale mining operations with capital investments ranging from US $ 100 , 000 to US $ 100 million . SMLs, in contrast, are issued for large - scale mining projects involving capital investments exceeding US $ 100 million . SMLs are valid for the life of the mine, as determined in the project’s Feasibility Study . Key obligations include a 6 % royalty on the gross value of precious metals, a 1 % inspection fee, and a 0 . 3 % service levy payable to the relevant district council . State participation is mandatory under the Mining (State Participation) Regulations, 2022 , which entitle the Government to a minimum 16 % non - dilutable free carried interest in any entity holding an ML or SML . Mineral property and control over minerals is vested in The United Republic of Tanzania . Only companies incorporated in Tanzania may hold mineral rights in Tanzania ; however, exploration and mining is open to foreign companies . Holders of special mining licenses may enter into a Mining Development Agreement (“MDA”) with the Government, which is subject to review every five years and at the renewal of the mineral right . MDAs can guarantee fiscal stability for a long - term mining project, cover environmental matters that are project specific and not covered by the Mining Regulations, requirements for the procurement of goods and services available in Tanzania, the employment and training of citizens of Tanzania, and the terms of State participation in long - term mining projects .

4.2.3 Project Mining Permits

The Buckreef Gold Project consists of six deposits; Buckreef (Main, North, South and West Zones), Eastern Porphyry, Anfield, Stamford Bridge, Bingwa, and Tembo, all located within SML04/92 (Figure 4.2). Anfield and Stamford Bridge are gold deposits discovered since the previous Technical Report (Virimai, 2020). The boundaries of the SML04/92 have been surveyed.

4.3 SURFACE RIGHTS

In 2017, SML04/92 was granted with mining rights, but not surface rights. Surface rights in Tanzania are typically owned by private landowners or the government. TRX inherited the SML with surface rights already attained over and around the Buckreef Deposit. Its surface rights have since been expanded to cover the Eastern Porphyry, Anfield and Stamford Bridge Deposits. However, the Company has not attempted to acquire the surface rights over the Bingwa and Tembo Deposits (Figures 4.2 and 4.3). Artisanal miners have made informal agreements with the landowners and have commenced mining those two Deposits. TRX has not paid land compensation on these two areas due to the artisanal mining activities. The Government is involved in managing artisanal mining activities, including charging royalties, and TRX is working with the Government to find longer term solutions to this activity. Therefore, Bingwa and Tembo are not included in the current Mineral Resource Estimates described in Section 14 of this Technical Report.

FIGURE 4.3 EXTENT OF TRX SURFACE RIGHTS ON SML04/92


N
NEW ROAD
OLD LICENSE
BINGWA
TEMBO
LEGEND
FULLY COMPENSATED
UN-COMPENSATED
DISPUTED LAND
BUCKREEF GOLD COMPANY
LAND COMPENSATION PROGRAMME

Source: *TRX (May, 2025)*

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 35 of 341 4. UNDERLYING AGREEMENTS The Buckreef Gold Project is a gold mining project that was held by IAMGOLD prior to July 2009 . The “Agreement to Redevelop the Buckreef Gold Mine (“ARBGM”) between IAMGOLD and the Ministry for Energy and Minerals included, at that time, a single Special Mining License and 12 Prospecting Licenses covering an area totalling 98 . 19 km 2 . In July 2010 , IAMGOLD applied to surrender all licenses relating to the ARBGM, effective 25 October 2009 , and the Commissioner for Minerals withdrew all license applications relating to the ARBGM . In 2010 , TRX was invited by STAMICO on behalf of the Ministry of Energy and Minerals, to tender for the opportunity to negotiate a joint venture (“JV”) agreement with respect to the Buckreef Gold Project . TRX was awarded the tender, as confirmed in a letter from the Director General of STAMICO dated 16 December 2010 . In October 2011 , Tanzam 2000 , a 100 % owned subsidiary of TRX signed a JV agreement with STAMICO, a wholly owned entity of the Government of Tanzania, with regards to the Buckreef Gold Project . Through this JV agreement, a Tanzanian registered JV company, Buckreef Go l d Company Limited, was formed with an equity holding of 55 % Tanzam 2000 and 45 % STAMICO . STAMICO h olds an interest in the Buckreef Gold Project on behalf of the Government of Tanzania . Under the agreement, TRX through its subsidiary, Tanzam 2000 , manages the Buckreef Project and is responsible for providing exploration and mine development financing . TRX expects that the Project to be financed through debt or a combination of debt and equity . In a press release dated May 16 , 2022 , the Company announced a name change from Tanzanian Gold Corporation to TRX Gold Corporation . In August 2022 , Tanzam 2000 changed its name to TRX Gold Tanzania Limited . 5. ENVIRONMENTAL CONSIDERATIONS TRX initiated an environmental study of the Buckreef Gold Project area in 2012 by commissioning ENATA to undertake a preliminary socio - environmental study . As a result of the socio - environmental studies undertaken in 2004 to 2014 , Buckreef was issued with an EIA certificate in terms of the Environmental Management Act No 20 of 2004 in May 2014 . The EIA certificate is valid for the life of the mining project . It was issued with five main conditions, as follows : 1. Installation of deep and shallow groundwater monitoring borehole around the waste rock dumps and the tailings storage facilities; 2. Installation of wall monitoring systems for the tailings dam facility to check for any likely movement of the walls; 3. Maintain a data base of the current and previous data on air, dust and noise levels in the Buckreef area; 4. Install water quality monitoring systems for the Nyamanzou River and Dam; and

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 36 of 341 5. Carry out annual environmental audits of the mining area for submission to the EMA. A modification of the existing EIA can be expected with the expansion of mining (to underground) and tonnes processed . 4.6 COMMENTS ON SECTION 4 To the extent known to the Author, there are no other significant factors, encumbrances or risks that may affect access, title, or the right or ability to perform work on the Buckreef Gold Project that have not been discussed in this Technical Report .

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 ACCESS

The Buckreef Gold Project is located 120 km southeast of the City of Mwanza, on the south shore of Lake Victoria (Figure 5.1). Mwanza is the second largest city in Tanzania with an urban population of ~1.1 million people and a regional population of 3.7 million people (2022 census).

Access to the Project area from Mwanza City is via tarred national roads B6 and B163 to Geita, and then west to the Village of Katoro and then south (Figure 5.2), or south via well-maintained unpaved regional roads to the Village of Nyarugusu. From Nyarugusu and Katoro, the Project is accessible via a series of gravel roads to the Village of Munekezi and the Buckreef Mine. Alternative access is south from Mwanza via sealed road through the City of Shinyanga and Town of Kahama, and subsequently via gravel road north to the Town of Ikina, and then west to Nyarugusu.

The Property can also be accessed by scheduled light aircraft flights (Coastal Air Services) from Mwanza to airstrips located at the City of Geita, Kahama Town, Geita Gold Mine, or Bulyanhulu Gold Mine, or more directly by charter helicopter to the helipad at the Buckreef Mine or Nyarugusu Village.

FIGURE 5.1 BUCKREEF PROJECT ACCESS - GENERAL



N
Lake Victoria
372700
9710700
Mwanza
Geita
Ikina
571500
9596000
71 km
Google Earth

Source: *P&E (2025)*

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FIGURE 5.2 BUCKREEF PROJECT ACCESS - ZOOM


N
Katoro
380700
9661100
Munekezi
Nyarugusu
413300
96491000
9 km
Google Earth

Source: *P&E (2025)*

5.2 CLIMATE

The climate of the Project area is classified as tropical savannah (winter dry season), with a subtropical moist forest bio-zone (Henning, 2011). Climate conditions at the Project are temperate, with sub-humid moderate temperatures all year round. The mean annual rainfall is 1,115 millimeters ("mm") (Figure 5.3). The Geita District has two main rainy seasons: 1) November to December; and 2) February to May.

The period from June to August is generally dry. The rain occurs as localized storms rather than in a generalized downpour and run-off from the upland ridge and hardpan ferricrete areas on the mine site and its surroundings are very high. The run-off generates rapid response stream-flow and sheet-flow. The water table varies markedly from season to season, which can influence drilling conditions. Consequently, the dry season between May and September is preferable for drilling programs and field operations. During the wet seasons, access is limited across black cotton soils. River drainages are impassable in the wet season without suitable bridge construction.

The annual minimum and maximum temperatures for Geita range from 18° to 29°C. The area has no distinct temperature seasons and the temperature is relatively constant during the year. July is on average the month with most sunshine and November the least (Figure 5.3).

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F IGURE 5.3 C LIMATE D ATA FOR THE C ITY OF M WANZA 1991 - 2020 Source : www . en . wikipedia . org/wiki/Mwanza (April 2025 ) 5.3 LOCAL RESOURCES AND INFRASTRUCTURE The City of Geita is an established mining community, located 40 km northeast of the Buckreef Project, with a population of ~ 318 , 600 people ( 2022 census) . Geita was established to service AngloGold’s Geita Gold Mine, which has been in existence since the early 1930 s . Mining supplies, equipment, and services and a skilled mining and mineral exploration workforce are readily available in Mwanza and the mining communities in the Lake Victoria Gold Belt (“LVG”), which has long history of mining and attracts employees and contractors from throughout Africa . The Project area is densely populated with individual and (or) agglomerated dwellings related to transient artisanal gold mining activities and pastoral farming . Communication in the area is provided by a modern cell phone network, which has coverage in virtually all sectors of the LVG . Tanzania National Electricity Supply Company (“TANESCO”) provides hydro - electrical power to the Project site via a single transmission line connected to the local power grid . Power and water availability are adequate for current requirements and will be upgraded to meet future mining requirements . Fuel is trucked from Mwanza and the district is well serviced by access roads to various operating large and medium scale mines . The surface rights and area covered by the Special Mining License are sufficient for future mining operations, process plant, waste sites, and tailings storage facilities . The process plant currently P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 39 of 341

operates up to 2 , 000 tpd . The Company has constructed sufficient accommodation on - site for senior personnel and provides cafeteria services for employees . A drill core logging and storage facility is present on - site ( Figure 5 . 4 ) . F IGURE 5 . 4 D RILL C ORE L OGGING AND S TORAGE F ACILITY AT B UCKREEF Source : P&E (2025) 5.4 PHYSIOGRAPHY The average altitude of the Geita District ranges between 1 , 300 to 1 , 100 metres above sea level (“masl”) . The Geita District is characterized by hilly topography in the north, west and parts of the southwest, with a gentle slope towards the south and southeast ( Figure 5 . 5 ) . There are pediments that are gently sloping towards the drainage depressions that are vulnerable to erosion, particularly where vegetation cover has been removed through cultivation, mining or overgrazing . The Buckreef Project is dominated by very subdued terrain . Low rolling plateaus are cut by incised rivers to the north, south and west . Major features are long ridges capped by hard iron - rich laterite (“cuirasse”) . Where indigenous vegetation has not been cleared, it is dominated by miombo woodland . There is a series of water boreholes for camp water and a water deposition, uptake and recycling system for mining and mineral processing . P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 40 of 341

F IGURE 5.5 P HYSIOGRAPHIC M AP OF N ORTHWESTERN P ART OF T ANZANIA Source: MaSS Resources (2017) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 41 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 42 of 341 5.5 SUFFICIENCY OF SURFACE RIGHTS There is sufficient surface area for all required facilities, including top soil stockpiles, open pit and underground mines, mineralized stockpiles, waste rock storage facilities (“WRSFs”), process plant, tailings storage facilities (“TSFs”), associated infrastructure, accommodation - cafeteria, and other operational requirements, for the planned life - of mine (“LOM”), as presented later in this Technical Report .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 43 of 341 1. HISTORY The Lake Victoria Goldfield was discovered in 1894 by German explorers . Significant exploitation began in the 1930 s at the Geita Gold Mine . Several small gold mines exploiting near surface reefs operated throughout the Rwamagaza Greenstone Belt, particularly near the Village of Rwamagaza . By 1940 , Tanzania was producing 4 . 5 tpa of gold . Gold - bearing quartz veins were reported at the current Buckreef Mine area in 1945 and mine production was ongoing at several localities near Rwamagaza, including the Buckreef area . The extent of the small - scale local and colonial mining activities is evident from the many pits and adits covering the Buckreef area . Unfortunately, no production figures are available . The Buckreef Mine was an underground mine operated by the Buckreef Gold Mining Company, which was owned by the Tanzanian State Mining Company (“STAMICO”) in 1972 . A brief summary of the significant exploration and mining activities in the Buckreef Project area is presented below . 1. EXPLORATION HISTORY 1. State Mining Corporation and Spinifex Gold 1960 to 1996 Following some artisanal mining activities in the 1960 s, the United Nations Development funded a 13 - hole core drilling program for the government - owned Tanzania Mineral Resources Department, which defined a 107 m long by 8 m wide gold mineralized zone down to a depth of 122 m below surface . In 1968 , the Tanzania Mineral Resources Department completed another 13 core drilling program whose results were not made public . The first attempt at underground development was undertaken by Williamson Diamonds Ltd . in 1970 , when the Buckreef Main shaft was sunk to a 75 m depth and lateral developments were completed at 30 m and 60 m depths, respectively . The small underground mining operation failed to meet expectations and no production records are available . The Mine closed in 1990 , due to low gold prices and lack of working capital, and was allowed to flood . The Project was returned to the Tanzania Mineral Resources Department . From 1992 to 1994 , East Africa Mines Ltd . (“EAM”) entered into an exploration agreement with the Tanzania Mineral Resources Department, renamed STAMICO, and commenced regional and project scale reverse air blast (“RAB”), reverse circulation (“RC”), and diamond core (“DC”) drilling centred on the Buckreef Main shear structure . The results of their exploration program culminated in the signing of the first Buckreef Redevelopment Agreement (“BRDA”) with STAMICO . In 1996 , Spinifex Gold, an Australian registered junior exploration company, acquired EAM and took responsibility for the BRDA . Following the acquisition, EAM continued to operate in Tanzania under Spinifex Gold .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 44 of 341 6.1.2 Historical Mineral Exploration 1999 to 2010 The major exploration activities completed by various companies on the Buckreef Project area since 1999 are summarized in Table 1.1. T ABLE 6.1 S UMMARY OF H ISTORICAL E XPLORATION W ORK AT THE B UCKREEF G OLD P ROJECT Exploration Work Undertaken Dates Ashanti AngloGold signed an earn - in agreement with EAM to explore the Buckreef Project . The agreement was terminated late - 2000 following completion of 16 , 324 m of drilling in 67 drill holes, 18 of which were RC and 49 diamond drill holes ( 15 , 363 m) . 1999 to 2000 Spinifex Gold operated the Project with very limited exploration work, based on the recommendations in the final exploration report by Ashanti AngloGold . 610 RC drill holes ( 49 , 000 m) and 6 diamond drill holes were completed . An IP geophysical survey was completed over Buckreef . 2001 to 2003 Following acquisition of Spinifex Gold by Gallery Gold in 2003 , significant exploration work was completed on the Project and new Mineral Resources were established on the Buckreef Mining license and improved at the Tembo and Bingwa Prospects . Geophysical and geochemical soil surveys were completed with additional RAB, RC and diamond drilling . 2004 to 2005 Following the acquisition of Gallery Gold by IAMGOLD Corporation of Canada in March 2006 , EAM changed its name to IAMGOLD Tanzania Ltd . (“IAMGOLDT”) . Under IAMGOLDT, the Buckreef Project progressed to commencement of Pre - Feasibility Studies before the company decided to close all its exploration activities in Tanzania in 2009 and surrender its exploration portfolio, under the Buckreef Re - development Agreement, to the government . They completed 2 , 949 drill holes totalling 142 , 302 m, including 2 , 160 air core, 745 RC, and 44 diamond drill holes . Regional soil and termite mound reconnaissance sampling and regional mapping programs were completed . 2006 to 2009 In March 2010 , the Government of Tanzania granted all the surrendered licenses to STAMICO, including the pre - existing licenses under IAMGOLDT . 2010 Source: Venmyn Deloitte (2012) In 2003 , Spinifex Gold was acquired by Gallery Gold, another Australian registered mining and exploration company . In 2006 , Gallery Gold was subsequently acquired by IAMGOLD, a Canadian registered mining and exploration company, who subsequently entered into the second BRDA with STAMICO . IAMGOLD undertook a four - year exploration program that included regional airborne geophysical surveys, project - scale soil surveys and trenching, and exploration and metallurgical

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 45 of 341 and hydrogeological drilling . The results of these exploration work activities are summarized below . 1. Geophysical Surveys Due to limited bedrock exposure in the Buckreef Project area, geophysical surveys were completed at the site in the search for additional mineralization . The geophysical surveys were ground gravity and dipole - dipole IP/resistivity (Venmyn, 2014 ) . Spectral Geophysics (Botswana) was contracted during April 2008 to complete ground gravity surveys over 5 km 2 and the data were interpreted by Southern Geoscience Consultants (“SGC”) in Australia . The final results were compiled into a 1 : 20 , 000 scale geological interpretation delineating 21 targets and the Rwamagaza Shear Zone . The gravity surveys proved effective for the location of first - order structures and in 2008 the airborne magnetic data was interpreted into an image atlas for future target definition . During 2007 , 14 IP survey blocks were completed over the Project area by Spectral Geophysics and processed by SGC . The results of these surveys highlighted altered fault/shears zone structures and, in conjunction with the magnetics, were used for targeting prospective strike extensions of the known deposits . 2. Geochemical Surveys Several historical soil and rock chip sampling programs were completed over the Buckreef Project area on a grid of 100 x 100 m, with closer spaced grids ( 80 x 40 m) over historical target areas and targets with a high density of lineaments and interpreted mineralized structures . A total of 2 , 028 rock chip samples, 29 , 546 soil samples, and 481 termite mound samples were taken in 1992 to 2009 . Transported laterite combined with Mbuga soils that cover 60 % of the area, hampered geochemical sampling and interpretation . Therefore, IAMGOLD completed termite mound sampling over problematic areas . However, the termite sample density was too low for identification of meaningful anomalies . The results of the soil geochemistry work are consistent with the known structures in the area . The largest soil anomalies that occur are over the main gold mineralized zones at Buckreef . On surface, favourable structures were identified utilizing the 2006 airborne magnetometer survey covering the Rwamagaza greenstone belt . Due to lack of outcrop exposure, very limited ground geological mapping was employed to identify fabrics, offsets and abrupt changes in rock types indicative of structure . Instead, detailed geological drill core logging was used to extrapolate the structural fabrics and hydrothermal assemblages typical for each mineralized zone . Following interpretation of the geophysical and geochemical survey results, IAMGOLD surrendered the Project back to STAMICO in early 2010 . In 2010 , TRX was invited by STAMICO on behalf of the Ministry of Energy and Minerals to tender for the opportunity to negotiate a joint venture agreement with respect to the Buckreef Gold Project . TRX was awarded the tender by the Director General of STAMICO in December 2010 .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 46 of 341 6.2 HISTORICAL AND PREVIOUS MINERAL RESOURCES Historical Mineral Resources for the Buckreef Project were reported by Venmyn (2012), Vemyn Deloitte (2014), MaSS Resources (2017), and Virimai Projects (2018) . The previous Mineral Resource Estimates for the Buckreef Project (“ 2020 MRE”) were reported by Virimai Projects (2020) . The 2020 MRE is summarized in Table 6 . 2 . The 2020 MRE utilized the 2003 CIM Best Practise Guidelines and reports Mineral Resources on an unconstrained basis . The 2020 MRE is superseded by the Mineral Resource Estimates described in Section 14 of this Technical Report .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 47 of 341 T ABLE 6.2 B UCKREEF P ROJECT M ARCH 2020 M INERAL R ESOURCE E STIMATE (1 TO 7) Total Measured + Indicated Inferred Indicated Measured Deposit In Situ Au Content (oz) Grade Au (g/t) Tonnes (M) In Situ Au Content (oz) Grade Au (g/t) Tonnes (M) In Situ Au Content (oz) Grade Au (g/t) Tonnes (M) In Situ Au Content (oz) Grade Au (g/t) Tonnes (M) 2,036,280 1.77 35.88 635,540 1.11 17.82 755,120 1.48 15.89 1,281,160 1.99 19.98 Buckreef 41,705 1.18 1.10 55,380 1.39 1.24 38,339 1.17 1.02 3,366 1.20 0.09 Eastern Porphyry 11,048 1.70 0.20 16,461 1.92 0.27 10,518 1.77 0.19 531 0.99 0.02 Tembo 105,477 2.36 1.39 10,541 1.49 0.22 23,331 1.48 0.49 82,145 2.84 0.90 Bingwa 2,194,510 1.77 38.57 717,922 1.14 19.55 827,308 1.46 17.59 1,367,202 2.03 20.99 Total Notes: 1. 2. 3. 4. 5. 6. 7. Buckreef reported at 0.40 g/t Au cut - off grade. Eastern Porphyry, Bingwa and Tembo reported at 0.50 g/t Au cut - off grade. Long - term gold price was US$1,300 per troy ounce. Nominal metallurgical recoveries 92.3% for oxides and 85% for fresh rock using conventional gravity and cyanidation processes. Mining costs for oxides $1.88/t. Mining costs for fresh rock $2.78/t. Processing costs $10.90/t. G&A Costs $1.98/t.

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 48 of 341 6.2.1 Transition to Current Mineral Resource The generation of an April 15 , 2025 Buckreef Gold updated Mineral Resource Estimate (“MRE”) has undertaken material differences in reporting protocols not utilized in the previously published May 15 , 2020 MRE . The 2025 MRE utilizes the 2014 CIM Standards on Mineral Resources and Reserves and 2019 CIM Best Practices Guidelines and reports Mineral Resources with a reasonable prospect of eventual economic extraction (i . e : constrained mineral inventory basis), versus the 2020 MRE, which utilized the 2003 CIM Best Practice Guidelines and reported Mineral Resources on an unconstrained mineral inventory basis . Table 6 . 3 presents the historical 2020 MRE and the current 2025 MRE . T ABLE 6.3 TRX 2020 TO 2025 M INERAL R ESOURCE E STIMATE T RANSITION 2025 MRE 2020 MRE Classification Au (koz) Au (g/t) Tonnes (M) Au (koz) Au (g/t) Tonnes (M) 893 2.57 10.8 2,195 1.77 38.6 Measured & Indicated 726 2.47 9.1 718 1.14 19.6 Inferred The major sources of differences between the 2020 MRE and 2025 MRE are as follows:  The 2025 MRE utilized a constrained optimized pit shell and underground workings which resulted in a reduction in volume for material to the 450 m EL level (which is the maximum depth of the underground workings in the PEA) as well as the exclusion of certain footwall and hanging wall low grade material (combined, this resulted in a reduction of ~ 10 Mt of material grading ~ 1 . 50 g/t Au containing ~ 500 koz) ;  The 2025 MRE utilized a cut - off grade of 1.3 g/t Au for underground mining versus a 0.4 g/t Au cut - off grade in 2020 MRE (this resulted in a reduction of ~25 Mt grading ~0.70 g/t Au containing ~500 koz);  Removal of ~ 4 . 5 years of production to date (this resulted in a reduction of 1 . 35 Mt grading 1 . 95 g/t Au containing 85 koz Au) ; and  Removal of Tembo and Bingwa Deposits from 2025 MRE due to unquantifiable small scale mining activity by local residents (this resulted in a reduction of 2 . 1 Mt grading 2 . 12 g/t Au containing 143 koz) .

7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 REGIONAL GEOLOGY

The Buckreef Project is situated within the Lake Victoria Goldfields ("LVG") of northern Tanzania, which consists of eight east-west trending, linear Archaean greenstone belts. The stratigraphy of the LVG can be divided into three major groups: 1) the Lower Nyanzian; 2) Upper Nyanzian; and 3) Kavirondian. The Lower Nyanzian and Upper Nyanzian stratigraphy is intruded granitoid rocks (Figure 7.1).

The Buckreef Gold Deposit occurs in the east-west trending Rwamagaza Greenstone Belt. The latter is considered to be a segment of the larger Sukumaland Greenstone Belt, which is one of the largest greenstone belts in northern Tanzania. The Rwamagaza Greenstone Belt consists mainly of mafic volcanic stratigraphy with minor felsic feldspar porphyry and quartz-feldspar porphyritic, flow-banded rhyolite units. Ultramafic rocks occur in isolated locations to the west of the Busolwa-Buziba Prospects (see centre area in Figure 7.1).

FIGURE 7.1 REGIONAL GEOLOGY MAP OF THE LAKE VICTORIA GREENSTONE BELT



Sengerema
N
Geita Gold Mine
Geita
Rwanagaza Greenstone Belt
Bwanga
Buckreef Project
Buckreef
Bingwa
Buziba & Busolwa
Kitongo
Nyang'ombe JV
Bulyanhulu Gold Mine
Kigosi
Nyakafuru JV
Kahama
Explanation of Granitoids:
Ga - Post-orogenic alkali granites.
Gk - Late-orogenic high K granites.
Gd - Syn-orogenic granodiorites and granites, locally intruded by alaskites and microgranites.
Gg - Granitic gneisses, migmatites.
Scale: 0 km 50
Alluvial
Proterozoic
Greenstone Belt
BIF & Felsic Volcanics
Mainly Mafic Volcanics
Granitoids
Ultramafic Body
Fault
Dyke
Structural Trend Line
Fold Axis

***Source**: Virimai Projects (2020)*

Regionally, the Lower and Upper Nyanzian stratigraphic units are overlain by Kavirondian age rocks. However, the Kavirondian rocks are not widely distributed in the LVG. The Kavirondian rocks are generally coarse clastic molasse units that include polymictic conglomerate, gritstones,

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 50 of 341 quartzites, shales and siltstones, metatuffs and intermediate to acidic volcanics . These rocks are considered by the Company to be deposited in small pull - apart basins . The regional metamorphic grade of the Nyanzian is largely low - grade greenschist facies, though local areas of amphibolite facies are recorded, for example at the Msasa and Tulawaka Mines . Local contact metamorphism caused by granite intrusions is also present, however, in general higher - grade metamorphism is rare . The greenstone belts are set in a terrain of syntectonic granite, granite gneisses, late kinematic granites, and associated felsic intrusions . There is a general lack of detailed regional mapping and standardization of lithological names in the LVG and consequently there is no officially recognized division of this terrain . Quennel (1960) proposed a five - fold classification for the intrusions (G 1 to G 5 ) . However, subsequent authors, notably Barth (1990) and the UNDP ( 1986 b), adopted a simpler two - fold classification that divided the intrusions into synorogenic and late - orogenic kinematic cycles . The synorogenic cycle (G 1 , G 2 and G 3 granites) consists of migmatites, foliated and porphyroblastic granites, biotite - hornblende granite, trondhjemite, granodiorite, tonalite, adamelite, monzonite, and quartz diorite . These lithologies include all those formed by interaction with the greenstone belts and the pre - Nyanzian age granitoid basement . Some of these early units may be synvolcanic intrusions that fed the felsic volcanism of the Nyanzian greenstones . The late kinematic granites (G 4 and G 5 ) are probably post - Nyanzian age and possibly post - Kavirondian age intrusive events . Typically, these intrusions consist of biotite granites, porphyritic biotite granites, microgranite, feldspar porphyries and felsophyric dykes . Where mixing with the greenstone belt lithologies occurs, the rocks become gneissose in texture and granodiorite - like in geochemical composition . These late intrusions appear to be circular and have weak compositional banding . However, some bodies are less regular in shape and, in the Nzega, Geita and eastern Iramba Sekenke Greenstone Belts, appear to have an alignment along the 110 ƒ and 070 ƒ or have contacts that deformed in those directions . Many dolerite, gabbro and ultramafic bodies intrude the Lake Victoria Goldfields . Possibly the most significant phase is related to a system of north - south, west - southwest trending magnetic dolerite dykes . They rarely outcrop, however, are identifiable in magnetic surveys . The trends of the north south dykes may be divided into two sub - sets, 350 ƒ and 010 ƒ (Halls et al . , 1984 ) . The 350 ƒ subset is largely confined to the Tanzanian Craton area and where they intersect the Proterozoic - age Ubendian or Usagaran Belts, they are highly altered, which is consistent with a pre - 2100 Ma age . In contrast, the 010 ƒ subset is largely unaltered and cross - cuts the Lower Proterozoic Ubendian Belt, which indicates an age younger than this orogenic event . Barth (1990) does not differentiate between the two sets and considers them both to be of Karoo age . The regional structure is poorly understood and the correlation of specific structures from one greenstone belt to another is difficult . Two phases of folding are generally recognized in the Nyanzian System (Barth, 1990 ) . The first phase generated symmetric, east - west trending, isoclinal folds . It is likely that this folding was coincident with tectonic stacking and thickening (i . e . thrusting) . Following this early phase, a second phase of cross - folds with axial planes striking ~ 100 ƒ to 120 ƒ developed . These are coincident with major dextral lineaments that cross - cut the

LVG area (Figure 7.2). A key factor in the localization of gold mineralization appears to be where this second phase and (or) regional lineaments cross-cut the primary east to west phase.

7.2 REGIONAL GOLD MINERALIZATION

The Lake Victoria Goldfield is the third largest gold producing region in Africa, surpassed only by the Witwatersrand Basin in South Africa and the Tarkwa Region of Ghana. Many gold occurrences have been identified in the LVG and new discoveries continue to be made. Since 1998, when the first mine, Golden Pride was commissioned, four additional large-scale mines namely, Geita, Bulyanhulu, North Mara, and Tulawaka have come into production (Figure 7.2).

FIGURE 7.2 REGIONAL STRUCTURAL GEOLOGIC SETTING OF THE BUCKREEF PROJECT AREA


N
Geita
Buckreef
Tulawaka
Bulyanhulu
Nyakafuru
Kanegele
5 km

Source: *SRK (2002)*

The LVG has geological and structural similarities to major gold districts in the Canadian Shield (Val d´Or, Kirkland Lake, Timmins) and the Yilgarn Craton of Western Australia (Kalgoorlie, Laverton, Leonora, Kambalda and Southern Cross). Gold mineralization in the LVG occurs in several deposit styles, listed as follows:

- Quartz veins within minor brittle lineaments, most commonly worked on a small-scale by artisanal workers, due to their limited extent and erratic gold distribution (such as at Bulangamirwa workings in the Nzega Greenstone Belt);
- Mineralization within major ductile shear zones;

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 52 of 341  Mineralization associated with replacement of iron formation and ferruginous sediments; and  Felsic (porphyry) hosted mineralization, such as within the Rwamagaza Greenstone Belt. Nutt (2003) also notes that ~ 19 % of known gold occurrences in the LVG are associated with or hosted in part, by felsic intrusions (excluding granitoids), and that at least four of the larger gold deposits have diorite or quartz and (or) feldspar porphyry intrusions nearby, as follows :  Geita Group (diorites and felsics);  Bulyanhulu (quartz porphyry);  Golden Pride (quartz porphyry or rhyolite bodies); and  Mobrama Deposit - North Mara Group (siliceous felsic rock, protolith: quartz porphyry). Regardless of the geological environment, structural control on the emplacement of the mineralization is accepted as critical . The following structural features have proven to be important foci of gold mineralization :  Structural lineaments trending at 120º;  Flexures and splays to the 120º trend (such as at Golden Pride);  Structural lineaments at 70º (such as at Golden Ridge); and  Granite - greenstone contacts (such as in the Ushirombo and Rwamagaza Greenstone Belts). Several publications considered that regional gold deposition is tightly constrained to the pre - lamprophyre intrusion ( 2 , 697 “ 10 Ma) and pre - Kuria volcanic rocks (~ 2 , 660 Ma) . 7.3 LOCAL AND PROPERTY GEOLOGY Substantial areas of the Buckreef Project Property are covered by lateritic units, dominantly gravels, mbuga soil and cuirasse . Cuirasse forms the highly indurated upper part of the lateritic regolith . Several lateralization events have resulted in weathering to depths of as much as 40 m . The limited bedrock exposure has hampered the development of detailed geological models for the region . A geological investigation of the Buckreef Project area for IAMGOLD Ltd was completed by Hill (2006) . Accordingly, the geology of the Buckreef Project consists of tightly folded Lower Mafic unit rocks and Upper Mafic - Ultramafic unit rocks . The Lower Mafic unit appears to be more deformed than Upper Mafic - Ultramafic unit . The two units are separated by magnetic ultramafic flow at unconformity boundary . The two mafic and ultramafic units occur between older granite to the south and younger granite to the north . The margins of granite intrusions have higher magnetic signature, consistent with contact metamorphisms (Figure 7 . 3 ) .

FIGURE 7.3 PROPERTY SCALE GEOLOGICAL SETTING



BUCKREEF SURFACE GROLOGY & PROJECT AREA
North Zone
Main Zone
South Zone
Eastern Porphyry
Bingwa
Tembo
1.3 km
LEGEND
Extented SML04/92
Sediment
Silica Sericite Schist
Mafic Basalt
Granite
Porphyry
Mineralized Shear Zone
Sheared Basalt

Source: *TRX (2020)*

The Rwamagaza Greenstone Belt is bisected by an east-to-west trending lineament, which is interpreted as a first-order, crustal scale, sinistral shear zone named the Rwamagaza Shear Zone ("RSZ"). The Rwamagaza Greenstone Sequences have been affected by at least two deformation events. The deformation D1 forms a weak east-to-west trending foliation and massive "buck" quartz veins that are weakly prospective for gold mineralization. D2 corresponds to the main phase of deformation and resulted in the progressive development of northeast trending shear zones, and a pervasive foliation. North- to north-northeast trending dextral shear faults formed during D2 and are associated with stockwork quartz veins and significant gold mineralization.

7.4 DEPOSIT GEOLOGY

Buckreef Gold Company Limited has defined six gold deposits on the Buckreef Property: Buckreef, Eastern Porphyry, Anfield, Stamford Bridge, Bingwa and Tembo Deposits (Figure 7.4). Each of the Deposits is described below.

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FIGURE 7.4 LOCATION OF THE MINERALIZED ZONES OF THE BUCKREEF PROJECT


N
Newly discovered gold trends
1.3 km
LEGEND
BUCKREEF GOLD COMPANY LIMITED
ANFIELD ZONE WITH
ALL SIGNIFICANT INTERCEPT
MAP

Source: *TRX press release (March 2025)*

7.4.1 Buckreef Deposit

The Buckreef Deposit consists of three shear zone hosted mineralized zones (Main, South and North) distributed along a north-northeast to south-southwest trending shear zone within a sequence of mafic basalts and dolerites, near basement granite (Figure 7.5). A fourth mineralized zone, Buckreef West, is located 100 m to the west along a splay shear off the main mineralized shear zone. Buckreef West is a relatively recent discovery and is described separately below.

The host rocks of the Buckreef Deposit consist primarily of pillowed, amygdaloidal and massive mafic meta-volcanic rocks that have been intruded by medium- to coarse-grained dolerite sills and dykes. Slivers of carbonaceous units have been observed in some drill core sections incorporated in the metavolcanic assemblages. Minor granitoids (possibly metasomatic) are noted in the north part of the Deposit towards the contact with the northern granite.

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FIGURE 7.5 LOCAL GEOLOGICAL SETTING OF THE BUCKREEF DEPOSIT


BUCKREEF SURFACE GEOLOGY MAP
North East Extension
Main Zone
South Zone
400 m
LEGEND
E - W Mag structures
N - S Mag structures
NE - SW Mag structures
Mafic Basalt
Granite
Porphyry
Mineralized shear zone
Sheared Basalt

Source: *TRX (2020)*

The greenstone rocks are mainly mafic to intermediate volcanics with minor sedimentary rocks. Two major groups of primary lithologies have been distinguished: 1) formerly glassy quenched mafic lavas and lava breccias (textures suggest basaltic komatiites or magnesian quartz tholeiites); and high-level small intrusive bodies of broadly tonalitic rock. The latter include relatively fine-grained holocrystalline varieties, and less common porphyritic varieties with a very fine groundmass, suggesting either a near-margin very shallow intrusive or a volcanic origin (Crawford, 2005).

A summary of the dominant rock types and alteration styles prevalent at the Buckreef Mine is presented in Table 7.1.

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TABLE 7.1 SUMMARY OF ROCK NAMES AND MINERALOGY AT BUCKREEF GOLD MINE				
Sample	Description	Mineralogy *		
		Primary **	Alteration ***	Veins
1101-24 (BMRCD 185)	Strongly schistose, veined and chlorite-dolomite- sericite altered meta-basic rock (?quartz dolerite)	Qtz	Chl, car (dol), ser, leu/rut, opq (?py)	Car (dol), qtz, opq (?py), cal
1101-25 (BMRCD 185)	Weakly foliated, medium-intensity chlorite-albite altered meta-dolerite	Qtz	Alb, chl, cal, leu, opq (?sulp)	Cal
1101-26 (BMDD 14)	Thinly veined and medium- to high-intensity calcite-chlorite altered meta-basalt	-	Cal, chl, py, alb, leu/rut, cpy, hem, gld	Cal, chl, py, hem
1101-27 (BMDD 4)	Veined foliated high-intensity sericite-dolomite-pyrite altered meta-dolerite	-	Car (dol), ser, py, qtz, leu, cpy	Car (dol), qtz, py, cpy, hem
1101-30 (BMRCD 186)	Veined and medium- to high-intensity carbonate-albite-pyrite(-gold) altered meta-dolerite	-	Alb, car (?dol,?ank), py, ser, leu, cpy, gld	Qtz, car (?dol,?ank)
1101-31 (BMDD 5)	Fractured and medium- to high-intensity chlorite-calcite-zoisite altered meta-basalt	-	Chl, cal, alb, zoi, spn, opq (?sulp)	Cal, chl, zoi, qtz
1101-33 (BMDD 18)	High-intensity epidote-chlorite-calcite (-magnetite) altered meta-basic rock	-	Chl, epi, cal, alb, opq (?mt), spn	Cal, chl, epi, opq (?mt)
	Low-intensity chlorite-magnetite altered meta- porphyritic basalt (dyke)	-	Alb, opq (?mt), cal, chl, epi	Cal, chl
1101-02 (BMRCD 222)	Actinolite-chlorite-epidote meta-basalt/?dolerite	-	Act, alb, chl, epi, cal, leu, qtz, opq (?py)	Cal, epi
1101-03 (BMRCD 222)	Fractured and high-intensity dolomite-chlorite-sericite altered meta-basic rock (?basalt)	-	Car (dol), chl, ser, qtz, leu	Car (dol), chl, ser, opq (?py, ?cpy)
1101-05 (BMRCD 222)	High-intensity carbonate-pyrite-gold altered meta-?basic rock	-	Car (?dol), py, alb, qtz, ser, chl, leu/rut, cpy, gld	-
1101-06 (BMRCD 222)	Fractured and medium- to high-intensity chlorite-calcite-quartz altered meta-basalt	-	Chl, cal, qtz, opq (?py), rut, epi	Cal, qtz, chl, opq (?py)

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TABLE 7.1
SUMMARY OF ROCK NAMES AND MINERALOGY AT BUCKREEF GOLD MINE

Sample	Description	Mineralogy *		
		Primary **	Alteration ***	Veins
1101-07 (BMRCD 220)	Veined and deformed, foliated medium-intensity dolomite-sericite-chlorite altered meta-basaltic conglomerate	Qtz	Car (dol), ser, chl, alb, qtz, rut, py, cpy	Car (dol), qtz, chl, py, cpy
1101-08 (BMRCD 220)	Fractured and medium-intensity dolomite-albite-chlorite-sericite altered meta-basalt	-	Car (dol), alb, chl, ser, rut, opq (?py), tou	Car (dol)
1101-16 (BMDD 2)	Schistose high-intensity chlorite-calcite-sericite altered meta-quartz dolerite	Qtz	Chl, cal, ser, qtz, rut, opq (?py)	-
1101-20 (BMDD 2)	Veined and high-intensity dolomite-albite-pyrite altered, brecciated meta-?basalt	-	Car (?dol, ?ank), alb, py, ser, rut, po	Qtz, car (?dol,?ank)
1101-21 (BMRCD ?203)	Veined and deformed, medium-intensity albite- dolomite-sericite-chlorite-sulphide altered meta-basalt	-	Alb, car (?dol,?ank), ser, chl, opq (?py), leu/rut	Car (?dol,?ank), qtz, opq (?py,?hem), chl
1101-22 (BMRCD 208)	High-intensity carbonate-sericite-albite altered basaltic breccia (?cataclasite)	-	Alb, car (?dol,?ank), ser, chl, opq (?py, ?cpy), leu/rut	Qtz
1101-23 (BMRCD 2)	Veined and weakly schistose medium-intensity albite-chlorite-dolomite-sericite-magnetite-hematite altered meta-basalt	-	Alb, car (dol), chl, ser, mt, hem, leu, py, cpy	Car (dol), mt, hem; Hem, qtz, cal

Source: *Mason and Crawford (2005)*
Minerals are listed in each paragenesis according to approximate decreasing abundance.
***: Only primary minerals currently present in the rock are listed. Others may have been present, however, are altered.*
****: Earlier parageneses are separated from later parageneses by a semicolon.*

Mineral Abbreviations: *Act = actinolite; alb = albite; ank = ankerite; apa = apatite; cal = calcite; car = carbonate minerals (possible mineral in brackets); chl = chlorite; cpy = chalcopyrite; dol = dolomitic carbonate (possibly also including Fe-dolomite or ankerite); epi = epidote; gld = native gold; hem = hematite; leu = leucoxene; mt = magnetite; opq = undifferentiated opaques (possible mineral in brackets); po = pyrrhotite; py = pyrite; qtz = quartz; rut = rutile; ser = sericite; sph = sphalerite; spn = sphene; sulp = undifferentiated sulphides; tou = tourmaline; zoi = zoisite.*

Altered basic rocks display assemblages ranging from those dominated by chlorite + calcite ± opaques (mainly pyrite), through those dominated by assemblages of dolomite + chlorite + sericite + opaques, to those dominated by dolomite (?Fe-dolomite, ?ankerite) + pyrite + sericite +

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 58 of 341 leucoxene/rutile “ native gold . Thin fracture fillings and veins contain assemblages that reflect the host rock alteration assemblage . The range of alteration assemblages is considered to represent increasing proximity to structures (fractures, shear zones, faults) which facilitated invasion of the rocks by mineralizing hydrothermal fluid(s), and about which alteration zones developed . Thus, the chlorite - calcite assemblages represent lower volume of fluid (distal alteration), and dolomite - pyrite - sericite - gold assemblages represent highest volume of fluid (proximal alteration) (Mason, 2002 ) . Alteration of these rocks is complex and variable . The mafic lavas and lava breccias show a silica - chlorite – magnetite “ albite assemblage with little or no pyrite, and abundant late overprinting carbonate . Sericite and pyrite join this assemblage in the felsic intrusive units and those rocks interpreted as meta - sediments, and magnetite is generally much less prominent than in the mafic metavolcanics . Several generations of carbonate alteration are probably present, including an earlier one broadly contemporaneous with the sericite - chlorite - pyrite assemblage, and a later one that generally occurs as late cross - cutting veinlets . The mineral assemblage includes pyrite ( “ pyrrhotite), chalcopyrite and magnetite with associated silica, carbonate and sericite alteration . Gold is associated directly with sulphides as microscopic inclusions . Sulphides are disseminated and compose up to 5 % of the rock . The gold mineralization at the Buckreef Project is non - refractory in both fresh and oxide material . Deep drill holes indicate that high grade mineralized zones plunge steeply to the north . Several narrow, more discontinuous sub - parallel zones of similar alteration and mineralization have been defined both to the west and to the east of the main fault zone . Detailed logging of drill core reveals a prominent deepening of the oxidation profile above portions of both the Main and North Zones . Superimposed o n the host rock is an intensely weathered laterite profile of as much as a 4 0 m depth . Gold may be concentrated in the oxide weathering profile by supergene processes . Fresh sulphides generally d o not occur shallower than 40 m from surface . The base of the oxidation zone occurs between 1 5 m and 40 m, with an average depth of 30 m, and the overburden consists of both black cotton soils and lateralized duricrusts with an average depth of “ 3 to 4 m, to a maximum of 20 m . A short summary of each of the three mineralized zones that make up the Buckreef Deposit follows below . 7.4.1.1 Buckreef Main Zone The Buckreef Main Zone has a strike length of 600 m and extends to at least 700 m below surface . The Main Zone is close to surface, fault - zone hosted and broadly northeast - trending, with an overall near - vertical dip to the northwest or southeast . Alteration within the fault zone is characterized by pervasive iron - carbonate alteration that has undergone multiple brittle fracturing and brecciation with multiple events of grey to white quartz veining . Pyrite occurs as disseminations and also as fracture emplacement associated with gold mineralization . Molybdenite is also present, mainly in association with carbonaceous metasedimentary units . Minor amounts of chalcopyrite, pyrrhotite and magnetite occur locally in drill core . The host rock appears to be an important control on higher grade mineralized blocks or shoots

7.4.1.2 Buckreef North Zone

The Buckreef North Zone has a strike length of 250 m and extends to at least 400 m below surface. The North Zone is close to surface, fault-zone hosted, broadly north-northeast trending, with an overall steep to near-vertical dip. The alteration is dominated by silica-carbonate-sericite-sulphide (mainly pyrite) and related quartz-rich lode vein/breccia and tension fracture emplacement associated with gold mineralization. The host rock varies from mafic volcanic to felsic porphyry. The porphyry hosted mineralization tends to be wide/thick, however, generally low grade.

7.4.1.3 Buckreef South Zone

The Buckreef South Zone has a strike length of 250 m and extends to at least 150 m below surface. The South Zone occurs mainly close to surface, within the weathered zone, mainly in oxide and transitional material. It is fault-zone hosted, broadly northeast-trending, and carrot-shaped, with an overall steep to near-vertical southeast dip at shallow depths. Detailed grade control drilling established significantly wider mineralization widths.

7.4.2 Buckreef West Zone

The Buckreef West Zone is located ~100 m west of the Buckreef Main Zone (see Figure 7.4). Drill hole discovery of the Buckreef West Zone was announced in a Company press release dated May 3, 2021, based on completion of 31 drill holes totalling 2,903 m (Figure 7.6). The drill program was designed to define additional oxide Mineral Resources and the associated mineralized shear zone.

The drilling consistently intersected a well-developed vertical shear zone in metabasalt with variable sulphide mineralization and weak to strong quartz-carbonate-sericite-pyrite alteration, like that farther east at the Buckreef Main Zone. The shear zone has been traced in drilling for >400 m along strike and is interpreted by the Company to be a splay off the Buckreef Main Zone structure. The gold mineralization plunges shallowly to the northeast. The mineralized zone remains open to expansion by drilling to the south and at depth.

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F IGURE 7.6 G EOLOGICAL M AP S HOWING THE D RILLING R ESULTS FOR B UCKREEF W EST Z ONE Source: TRX press release (May 3, 2021) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 60 of 341

7.4.3 Eastern Porphyry Deposit The Eastern Porphyry Deposit is located 0 . 8 km east of the Buckreef Main Deposit and consists of weakly to moderately sheared felsic porphyry and younger fresh feldspar quartz porphyry dykes up to 30 m wide within a mafic sequence dominated by medium grained dolerite . The Eastern Porphyry structures occur within sheared basaltic lavas and medium grained dolerite intrusive of the northeast - southwest trending Nyamazama River Lineament . The elongated intrusion attains a maximum thickness of 280 m, and thins and disperses to the northeast and southwest into a series of relatively narrow quartz - feldspar - porphyry dykes (Figure 7 . 7 ) . The Eastern Porphyry mineralization is associated with silicified and weakly pyritized shears, quartz veins and veinlets, and within quartz - feldspar porphyry . Quartz veining within the felsic unit may contain pyrite with or without low grade mineralization . However, zones of shearing within the dolerite up to 7 m in width are associated with silica - carbonate - pyrite alteration . The mineralization has a total strike length of ~ 1 , 500 m . The main intrusion is coincident with a circular magnetic anomaly with an apparent diameter of 350 m (Barrett, 2000 ) . In places, the quartz - feldspar - porphyry is magnetite - bearing, readily attracting a hand magnet . The gold mineralization occurs in a similar lithological and structural setting as at Buckreef, however, the intensive carbonate - silica - pyrite alteration typical of the Buckreef Deposit is lacking or poorly developed . The fact that mineralization on the Nyamazama River Lineament is less well developed than at Buckreef may be due to less dilation of the northeast - southwest shear compared to that of Buckreef or the presence of the porphyry intrusion which inhibited fluid flow and was less chemically reactive than the basalt . P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 61 of 341

F IGURE 7.7 E ASTERN P ORPHYRY D EPOSIT Source: TRX (2013) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 62 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 63 of 341 7.4.4 Anfield Deposit The Anfield Deposit is located south - southeast along strike of the Eastern Porphyry Zone and ~ 500 m east of the Buckreef Main Zone (Figure 7 . 8 ) . Discovery was announced in a Company press release dated June 21 , 2021 . Three closely spaced parallel gold - bearing structures totalling a combined 23 . 9 km strike length were identified through field geological mapping, sampling and examination of outcrops and artisanal workings . Grab samples of fresh mineralized bedrock from a deeper artisanal shaft assayed 37 . 52 g/t Au (sample AN 23457 ), 28 . 55 g/t Au (sample AN 23453 ) and 14 . 42 g/t Au (sample AN 23459 ) (Figures 7 . 9 and 7 . 10 ) . The geology of the Anfield Deposit is characterized by mafic units composed of dolerite and basalt, intruded by northeast to southwest trending felsic porphyry units . East - west and northeast - southwest structures are prominent across the Anfield Deposit . In comparison, the Buckreef Main Zone is a shear zone hosted gold deposit within mafic basalts and dolerites, near basement granite .

F IGURE 7.8 L OCATION OF THE A NFIELD D EPOSIT Source: TRX press release (June 21, 2021) Notes: White dots represent artisanal mine workings. P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 64 of 341

F IGURE 7.9 G EOLOGY OF THE A NFIELD D EPOSIT AND A RTISANAL M INE S HAFT S AMPLES Source: TRX press release (June 21, 2021) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 65 of 341

FIGURE 7.10 ARTISANAL MINE SHAFT SAMPLE ASSAYED 28.55 G/T AU



Source: *TRX press release (June 21, 2021)*

7.4.5 Stamford Bridge Deposit

In a press release dated October 24, 2024, the Company announced the discovery of a new gold mineralized shear zone, named Stamford Bridge, between the Buckreef Main Zone to the west and the Eastern Porphyry Zone to the east (Figure 7.11). Drill results reveal geological characteristics and mineral alteration similar to that at Buckreef Main Zone, ~250 m to the west. Details of the drilling results to date are summarized in Section 10 of this Technical Report.

The Stamford Bridge Deposit was discovered through detailed geological mapping of the Main Pit floor, which identified a 70° trend of high-grade mineralization on the eastern side of the pit (Figure 7.11). To date, the Stamford Bridge Deposit appears to be a sheared mineralized zone up to 1 km in length with geological characteristics like those found in the Buckreef Main Zone, specifically near-vertical mineralized shear zones with strong alteration. Pinching and swelling at Stamford has been observed in the drill core. Stamford appears to bridge the gap between the Buckreef Main Zone, where current operations are ongoing, and the sub-parallel Eastern Porphyry Zone to the east.

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F IGURE 7.11 L OCATION OF S TANFORD B RIDGE D EPOSIT AND I NITIAL D RILL H OLE R ESULTS Source: TRX press release (October 24, 2024) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 67 of 341

7.4.6 Bingwa Deposit The Bingwa Deposit is located at the northern margin of the RGB, adjacent to a sheared contact with a granitic intrusive and is ~ 4 km east of the Buckreef Deposit (Figure 7 . 12 ) . Gold mineralization has been identified in a drilling program over a strike length of 350 m and up to 100 m below surface . Gold mineralization at Bingwa is associated with quartz veining in strongly foliated and altered greenstone in a shear zone adjacent to the granitoid contact . The shear zone strikes northeast and dips steeply to the northwest . The main zone of mineralization is associated with the junction of a northwest - striking, shallowly north - dipping fault and the northeast - striking shear zone . F IGURE 7 . 12 B INGWA D EPOSIT G EOLOGY Source : TRX (2013) Deformation, alteration and gold mineralization appear to be limited to rheological contacts, between basalt and the early quartz veins and along the margin of the granite . The difficulty in constructing continuous grade envelopes may be due to limited continuity of the early quartz vein array, and (or) the possibility that the veins are folded, transposed and boudinaged within shear zones . Most the mineralization defined to date occurs within the oxide zone, which extends 40 to 60 m below surface . The entire Deposit is overlain by 5 m to 8 m of overburden and transported alluvial . P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 68 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 69 of 341 Much of the Bingwa Deposit gold mineralization in the weathered profile occurs in lower saprolite, below the redox boundary . There is negligible upper saprolite below the overburden cover . Given that there is typically limited chemical dispersion of gold in lower mafic saprolite, this may be one reason for the poor lateral grade continuity at the Bingwa Deposit . However, more recent work at Bingwa indicates the mineralization is hosted within the north - northwest to south - southeast trending structures at the intersection with the major northeast - southwest shear zone . The intersection of these structures is considered to be a control on the localization of high - grade mineralization . 7.4.7 Tembo Deposit The Tembo Deposit is located ~ 3 km southwest of Buckreef Mine, adjacent to the main RSZ . The mineralized zones at Tembo are confined to the east - west trending shears within metabasalt volcanic package . Alteration in the mineralized zones consists of silica - carbonate - pyrite with well - preserved shear fabric (Figure 7 . 13 ) . Gold mineralization is associated with grey quartz thin veins, stringers and boudins parallel to the shear fabric . At Tembo Deposit, the transported and residual soil cover is 7 to 9 m deep, below which completely altered and sheared mafic material occurs to a depth of 50 m . Most of the oxidized zone has been subject to artisanal mining .

F IGURE 7.13 T EMBO D EPOSIT G EOLOGY Source : TRX (2013) 7.5 STRUCTURAL SETTING AND GOLD MINERALIZATION The Buckreef Deposit is located on a clearly defined, north - northeast to south - southwest trending, 5 to 30 m wide and 8 km long, brittle - ductile shear zone within relatively undeformed mafic volcanics . Based on observation of slickenside features, the dominant displacement vector along the shear zone was sinistral . Nevertheless, the bulk of the ductile fabric is post - mineralization . Gold mineralization is associated with intense brecciation and quartz, carbonate, sericite pyrite alteration in at least two phases and is controlled within the regional shear by a fault zone with a 10 m true width, drilled continuously for > 1 . 5 km strike length . A late - stage veining event characterized by white buck quartz veins is evident in the Main Zone and is barren of gold mineralization, however, is the only visible sign of the structure in outcrop . Gold mineralization at the Buckreef Mine is controlled by a combination of structure, host lithology, and proximity to the granite contact . The main structure is the northeast - southwest trending steeply dipping Buckreef Shear Zone that is displaced by a series of two dominant fault sets trending north - northwest to south - southeast and east - northeast to west - southwest . The east - northeast lineaments are probably related to the Rwamagaza Shear Zone and have been recently reactivated during the Bukoban dykes and intruded by dolerite dykes with a strong magnetic signature . The north - northwest trending lineaments appear to be open fractures or fault zones that commonly host to slivers of late - stage vein quartz emplacement (Figure 7 . 13 and Figure 7 . 14 ) . P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 70 of 341

FIGURE 7.14 STRUCTURAL SETTING OF THE BUCKREEF DEPOSIT AS INTERPRETED FROM AIRBORNE MAGNETICS



N
U22.5_1
L21_4
PBR30
PBR04
L19_2
L13_3
PBR14
PBR25
PBR24

Source: *TRX (2020)*

Cross-cutting relationships are not clear, however, the offset in the RSZ along the northeast trending Bukoban dykes suggests the RSZ is the older structural event. There is little correlation between topographic lineaments and the interpreted bedrock structures, which suggests a late brittle structural event that is not evident in the magnetic surveys.

The metabasalt-hosted gold deposits at Buckreef and Tembo, tend to consist of networks of anastomosing and steeply-dipping shear zones, exhibiting multiple, superimposed, phases of veining, alteration and deformation. The intrusion hosted deposit, Eastern Porphyry, also exhibits

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 72 of 341 multiple phases of veining, alteration and deformation, however, is associated with weak alteration and broader shear zones . Bingwa and Eastern Porphyry are associated with intrusive contacts . This could be attributed to thermal aureole effect ; however, it may also be controlled by competence contrasts and its effect on structural dilation during deformation and consequent enhancement of permeability at these sites . The structural setting and interpreted control on the Buckreef Main Deposit is as shown in the sketch below (Figure 7 . 15 ) . Deformation occurred as part of the regional metamorphic event and varied from place to place in the rock sequence (i . e . strain partitioning) . Some samples display massive textures with good preservation of primary textures, while others are variably foliated . Logging in some drill core samples show distinctive breccias, possibly of cataclastic deformational origin (i . e . fault zone) . It is important to note that micro - textures support the interpretation that alteration and associated mineralization occurred during and (or) after deformation ; that is, deformation generated conduit systems that allowed infiltration of the rocks by hydrothermal fluid(s) . The rock types, metamorphism, deformation and alteration are typical of Archaean lode - gold mineralized systems . Gold is strongly associated with silica - carbonate alteration and veining . Sulphide minerals associated with mineralization consist predominantly of pyrite and minor chalcopyrite . Gold grains as much as 60 µm in size have been reported in low - and high - grade zones . Visible gold is known from all deposits, however, is uncommon . High amounts of gold are found as inclusions in pyrite and in fracture - fillings within pyrite and chalcopyrite . The gangue minerals are clay, feldspar, quartz, dolomite, and hematite and goethite in the oxide and transition material .

F IGURE 7.15 S CHEMATIC S TRUCTURAL M ODEL OF THE B UCKREEF M AIN D EPOSIT Source: SRK (2007) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 73 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 74 of 341 1. DEPOSIT TYPES 2. REGIONAL The LVG hosts many small - scale and five large - scale orogenic gold deposits . The term ‘orogenic gold deposit’ is broad in scope and encompasses mesothermal gold deposits, shear - hosted, lode - gold, and metamorphic gold deposits . Orogenic gold is a distinctive class of mineral deposit that has been the source for much of world‘s gold production (Kesler, 1994 , 1997 ; Goldfarb and Groves, 2015 ; Groves and Santosh, 2016 ) . Orogenic gold deposits are widely recognized in Phanerozoic mobile belts and Archean cratons . Orogenic gold deposits have formed over more than 3 billion years of earth’s history, episodically during the Middle Archaean to younger Precambrian, and continuously throughout the Phanerozoic . Typically, orogenic gold deposits are formed in regionally metamorphosed terranes, during compressional or transpressional tectonic processes at continental plates margins, in accretionary or collisional orogenic events . In both tectonic regimes, hydrated marine sedimentary sequences are added to continental margins . Subduction related thermal events then drive extensive hydrothermal fluid systems through the hydrated accretionary sequences, which results in the emplacement of gold bearing quartz veins from depths of 15 km to 20 km to surface (Goldfarb and Groves, 2015 ; Groves and Santosh, 2016 ) . The mineralization commonly postdates the deformation of the host rock, however, is syn - orogenic with relative to ongoing deep crustal, subduction - related thermal processes (Goldfarb and Groves, 2015 ; Groves and Santosh, 2016 ) . In addition, mineralization has been conceptually associated with short - lived pulses of metamorphic fluids that are released by the rapid devolatilization of a rock column undergoing burial in a convergent orogen . The LVG deposits are hosted by sedimentary units intercalated with volcanics and all are associated with quartz veining . The largest deposit at Geita is hosted by ferruginous chert - pelite units . The Rwamagaza Greenstone Belt hosts many small - scale gold deposits exploited by small - scale miners and the Tulawaka Mine . The latter has produced > 1 Moz gold . All the gold deposits currently being exploited by artisanal miners in the Buckreef Project area consist of narrow discontinuous quartz veins within metabasalts, shear zones, and felsic intrusions . Each of the Buckreef Project Deposits, though generally formed under conditions described above, are unique in the mechanisms that concentrated the mineralization . The exploration programs undertaken have been specifically designed considering the unique set of local structural, lithologic and regional tectonic conditions that created potentially favorable sites for mineralization concentration .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 75 of 341 8.2 BUCKREEF GOLD DEPOSITS OVERVIEW The Buckreef Gold Mine is hosted within a northeast - trending mylonitic shear zone, which cross - cuts a mafic volcanic package . The stratigraphy of the Buckreef Deposit is dominated by fine - grained mafic volcanics, sub - concordant coarser grained, “ porphyritic dolerite sills or flows with intercalated and interflow sedimentary horizons that occur as rare, thin, massive to finely laminated units within the mafic sequence . This mafic package has been intruded by porphyritic felsic dykes that appear to have broadly intruded parallel to the main Buckreef Fault Zone . The dykes are typically pink in colour and possess quartz and feldspar phenocrystic phases in a fine - grained groundmass . The Buckreef Deposit is a shear zone - hosted gold mineralized lode within a sequence of basalts and dolerites proximal to a basement granite . Porphyritic felsic intrusions are typically narrow, steeply dipping bodies, contain abundant quartz and felspar phenocrysts, and are more abundant in the central and northern region of the Buckreef Main . Gold mineralization associated with pyrite - silica - carbonate alteration, with highest grades occurring in intensely altered and fractured host rocks “ quartz veining and appears to be dilation controlled and largely constrained by two cross - cutting sinistral faults, striking east - southeast to west - northwest and east - to - west that displace the Buckreef Shear . Milky to dark grey quartz veining is present, with higher gold grades generally associated with the (earlier) dark grey quartz . Gold mineralization is late stage associated with the formation of quartz - rich vein structures, including the steeply dipping lode veins, and related silica carbonate - sericite - pyrite (+Au) dominant alteration . The mineralization and associated veining and alteration overprint earlier developed fabrics and textures, including the regional greenschist facies metamorphism . Deposit - related fabric development (including vein, breccia and secondary foliation development) are more consistent with brittle to brittle - ductile and solution - precipitation processes (including breccia, vein fabrics) . Although the dykes are locally present within the main mineralized zones, they are typically a poor host rock and rarely host economic mineralization . There could be a possible genetic link (hydrothermal?) between the gold mineralization and quartz - feldspar porphyry intrusions that occur in the area . The dominant structural fabrics in the ‘Buckreef Fault’/Main Zone area are a narrow to broad variably foliated/layered zone (termed the ‘main fabric’) and sub - parallel, ( “ laterally continuous) quartz vein lode structures ; both structures trend broadly to the northeast and are steeply to subvertically - dipping . Structural fabric relationships observed in drill core are typically not consistent . The ‘main fabric’ varies in foliation intensity from a discrete layer silicate cleavage to a domainal/continuous schistosity . Schistose fabrics are most prominently developed in the finer - grained mafic volcanics . Where gold associated alteration is intense, the ‘main fabric’ can be defined by a compositional banding that has (partially) replaced (or superimposed on) an earlier foliation . Buckreef Main Deposit consists of three mineralized zones ; namely, the North Zone, the Main Zone, and the South Zone . These Zones are separated by altered less well mineralized rock . A distinctive east - northeast to west - southwest fault break marks the separation between the Main and North Zones in the central north, whereas a prominent east to west fault break marks the separation between the Main Zone and South Zone in the central south. High-grade shoots plunge to the southwest.

In a preliminary structural interpretation using cross-sectional drilling data, related interpretive plans at various elevations and also the regional aeromagnetic and deposit-scale ground magnetics images covering the Project area, the Buckreef Main Zone mineralization appears to show only m-scale displacements along interpreted east-to-west to east-northeast to south- southwest late-stage cross-cutting structures, such as dykes and faults. A secondary domainal north-south set of late-stage cross-cutting structures is also evident.

The widths of the mineralized zone do show a distinctive tendency to narrow, which could reflect less dilationaly favourable inflexion in the fault zone or a typical boudinage geometry and (or) a local change in host rock, such as felsic porphyry intrusions that ether diffuse or completely step-out the mineralization.

8.3 BUCKREEF DEPOSIT MINERALIZATION MODEL

In 2005, IAMGOLD commissioned a detailed structural interpretation of the Buckreef Gold Deposit (Virimai Projects, 2020). The six-step model for the evolution of structural controls on the gold mineralization at Buckreef is outlined as follows:

Step 1

- Eruption of mafic volcanic rocks in a marine setting;
- Carbonate and chlorite alteration of mafic rocks during seafloor metamorphism;
- Buckreef Fault may have been active as a transfer fault in the original depositional basin (Figure 8.1);

FIGURE 8.1 INVERSION OF THE BASIN –BUCKREEF STRUCTURE REACTIVATES AS A STRIKE–SLIP TRANSFER FAULT WHILE ORIGINAL NORMAL FAULTS ARE NOW REVERSE FAULTS


TN
GN
Plan View
Not to scale
Buckreef fault
transfer
Normal Faults

Source: *Virimai Projects (2020)*

Step 2

- Intrusion of Felsic Porphyries partially controlled by Buckreef Fault Zone. The porphyries are not intruded as sills parallel to the bulk of the E-W mafic

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stratigraphy, however, are broadly intruded north-south bodies sub-parallel to the Buckreef Fault Zone (Figure 8.2);

FIGURE 8.2 INTRUSION OF FELSIC PORPHYRIES CONTROLLED BY BASINAL STRUCTURES


TN
GN
Felsic porphyrie
Plan View
Not to scale

Source: *Virimai Projects (2020)*

Step 3

- Inversion of basin reactivating original normal faults as thrusts and Buckreef Fault Zone as a strike-slip transfer fault (Figure 8.3);

FIGURE 8.3 INVERSION OF BASIN-BUCKREEF STRUCTURE REACTIVATES AS A STRIKE SLIP TRANSFER FAULT WHILE ORIGINAL NORMAL FAULT ARE NOW REVERSE FAULTS


σ1
Complex anastomosing
thrust belt - Busolwa?
TN
GN
Plan View
Not to scale
Rwamagaza SZ orientation
Buckreef fault- transfer

Source: *Virimai Projects (2020)*

Step 4

- Early quartz-carbonate pyrite veining causing silicification and carbonate alteration (Fe carbonates, possibly ankerite) of the mafic rocks. There is probably some gold mineralization associated with this event, however, it is difficult to interpret how significant this is, due to the effects of superimposed deformation and alteration (Figure 8.4);

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FIGURE 8.4 BRECCIATION OF THE PREVIOUSLY ALTERED ZONES (EARLY STAGES OF AU MINERALIZATION)


Buckreef Fault Zone
σ1
TN
GN
Plan View
Not to scale
σ3
Silicification and carbonate alteration around veins.
Veins may form a complex of shear veins, extension veins and hybrid veins. Main veins parallel to the fault zone are shear veins or hybrid veins. Early stages of Au mineralisation.

Source: *Virimai Projects (2020)*

Step 5

- Early brecciation forming a grey quartz matrix with disseminated pyrite and associated gold mineralization. The style of brecciation suggests cyclic high fluid pressures and several episodes of explosive brecciation (Figure 8.5); and

FIGURE 8.5 CONTINUED CYCLIC RUPTURING OF THE BUCKREEF FAULT ZONE UNDER HIGH FLUID PRESSURE CONDITIONS RESULTING IN EXTENSIVE ALTERATION A SERIES OF PRINTING BRECCIATION EVENTS


TN
GN
Plan View
Not to scale
Further alteration and brecciation of already altered and veined wallrocks. These events are strongly cyclic and late formed breccias and veins overprint earlier structures with similar morphology and alteration. Strong Au mineralisation.

Source: *Virimai Projects (2020)*

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Step 6

- Cyclic formation of *carbonate + quartz ± pyrite* and brecciation overprinting earlier formed veins and breccias. Additional gold mineralization related to sulphidation. Zones that have undergone several breccia episodes form the highest-grade intersections. Limited lineation data for quartz veins and breccia zones indicates dominantly sinistral strike-slip shear with minor episodes of dip-slip reverse shear. Original high-grade shoot geometry would be steep to subvertical, controlled by the orientation of s2 fabrics during strike-slip movement along the Buckreef Fault Zone. Any jogs or transfer zones should have a steep-plunge during strike-slip deformation (Figure 8.6).

FIGURE 8.6 ILLUSTRATES THE PLUNGE POSSIBILITIES FOR CLASSIC FAULT ORIENTATIONS


Long axis of dilational jog
Slip direction
Jog
σ_2
σ_1
σ_3
Normal fault
Reverse fault
Strike slip

Source: *Virimai Projects (2020)*

As Buckreef appears to have been dominantly strike-slip, a steep to sub-vertical shoot geometry controlled by the s2 direction could be expected

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 80 of 341 8.4 SUMMARY The Buckreef Gold Deposit is hosted within a northeast - trending mylonitic shear zone, which cross - cuts a mafic volcanic package . Buckreef is located on a clearly defined, east - northeast/west - southwest trending, 5 to 30 m wide and 8 km long, brittle - ductile shear zone within relatively undeformed mafic volcanics . Gold mineralization is controlled within the regional shear by a fault zone with a 10 m true thickness, which is continuous for > 1 . 5 km along strike and associated with intense brecciation and quartz, carbonate, and sericite pyrite alteration typical of Archean hydrothermal lode gold deposits . Hydrothermal processes are driven by remnant heat from volcanic activity and (or) intrusions of regional granitoids and other felsic intrusions, such as the porphyries, in the Rwamagaza Greenstone Belt . Circulating thermal waters, rising through fissures, eventually reach the “boiling level”, where the hydrostatic pressure is sufficiently low for boiling to occur . This relationship implies a limit to the vertical extent of the mineralization, because the boiling and deposition of minerals are confined to a relatively narrow set of thermal and hydrostatic conditions . In many cases, however, repeated healing and re - opening of host structures occurs and causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a broader range of elevations . Such complexity is evident at the Buckreef Gold Mine .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 81 of 341 9.0 EXPLORATION TRX has not completed any non - drilling exploration activities on the Buckreef Project Property . The historical exploration activities completed by prior operators are summarized in Section 6 of this Technical Report . TRX drilling activities are described in Section 10 of this Technical Report .

10.0 DRILLING The majority of the exploration and Mineral Resource drilling at Buckreef’s major gold deposits (Buckreef, Eastern Porphyry, Bingwa and Tembo) was completed previously by IAMGOLD . TRX, through Tanzam 2000 , subsequently completed additional Mineral Resource drilling on the Buckreef Deposit (Main, South, North and West Zones), Eastern Porphyry Zone, Anfield Deposit, and Stamford Bridge Zone, and on the Bingwa and Tembo Deposits . From 1994 to the effective date of this Technical Report, 999 drill holes totalling 162 , 359 m have been completed on the Buckreef Project Property (Figure 10 . 1 ) . These totals include drilling at the four Buckreef Deposit Zones and at the Eastern Porphyry, Anfield and Stamford Bridge Deposits, however, not the Bingwa and Tempo Deposits . F IGURE 10 . 1 D RILLING ON THE B UCKREEF P ROJECT P ROPERTY Source: TRX website (May 8, 2025) 1. BUCKREEF DEPOSIT PRE - 2007 TO 2022 1. Overview In total, 886 drill holes for 145,985 m have been completed on the four Zones of the Buckreef Deposit in surface exploration and Mineral Resource definition drilling programs to the effective P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 82 of 341

date of this Technical Report . The largest single drilling program was completed in 2019 - 2020 , during which 67 drill holes were completed for 17 , 650 m . Drilling from the pre - 2007 programs to the 2019 - 2020 programs is summarized in Figure 10 . 2 and Table 10 . 1 . A surface drill hole location and drill hole trace showing hole orientation and length is shown in Appendix A for the Main Zone and Eastern Porphyry Zone . F IGURE 10.2 L OCATION OF H ISTORICAL RC/DDH E XPLORATION AND M INERAL R ESOURCE D RILL H OLES Source: Buckreef Gold Mine (2019) and Virimai Projects (2020) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 83 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 84 of 341 T ABLE 10.1 B UCKREEF D EPOSIT D RILLING C OMPILATION Total Pre - 2019 Programs 2019 - 2020 Program Drill Hole Type Metres Drilled No. of Holes Metres Drilled No. of Holes Metres Drilled No. of Holes 48,727.70 551 41,994.70 508 6,733.00 43 RC 2,713.00 15 - - 2,713.00 15 RC Pre - Collaring 60,059.50 221 55,954.00 213 4,105.50 8 Diamond Core 14,090.10 43 10,153.20 43 3,936.90 * Diamond Core Tailing 162.01 1 - - 162.01 1 Metallurgical Core 125,752.31 831 108,101.90 764 17,650.41 67 Totals Note : * The DDH Tails are already counted as RC pre - collaring, hence no figure in the table . 2. 2012 Drilling Program The 2012 drilling program was aimed at defining mineralization between 150 and 250 m depths at the Buckreef Main Deposit . The drilling results identified a wide zone of mineralization, as exemplified by two drill holes that intersected a mineralized zone 26 m thick grading 4 . 5 g/t Au at 215 m downhole and a second zone 19 m thick grading 10 . 58 g/t Au at 155 m downhole . The 2012 drilling program also confirmed that the high - grade mineralization extends northwards beyond the previous identified Buckreef North Zone . Two significant drill hole intercepts were a 46 m thick mineralized zone grading 2 . 31 g/t Au at a depth of 28 m downhole and a 14 m thick zone with a grade of 1 . 75 g/t Au at a depth 206 m downhole . The drill core recovery was an average of 93% (Venmyn Deloite, 2014 ) . Most of the diamond drill holes commenced with a tricone roller bit where near - surface sampling was not required, followed by HQ diameter, which was reduced to NQ/NQ 2 when fresh rock was encountered . Ten HQ drill core holes were completed at Buckreef to twin anomalous RC and diamond drill holes, as part of a QA/QC program on historical assay practice and grade continuity . PQ metallurgical samples were collected at the Buckreef Deposit . 3. 2013 - 2014 Drilling Program Between 2013 and 2014 , additional Mineral Resource definition drilling was completed, mainly targeting the Buckreef South and North Zones, in addition to the mandatory twinning preliminary due - diligence diamond drill holes on selected portions of the Buckreef Main Zone, as recommended in the Venymn Reports . At Buckreef, the North and Main Zone mineralization occurs in a shear zone with a true width of ~ 10 m, dipping steeply to the west . As a precaution to minimize interference and sampling by artisanal miners, the RC 1 m samples were collected daily and transported to a central sample storage area where they were sampled and bagged .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 85 of 341 4. 2019 - 2020 Drilling Program The 2019 - 2020 drilling represents the largest single and continuous program completed on the Buckreef Deposit . Based on the recommendations of the June 2018 Pre - Feasibility Report, the drilling targeted the South, Main and North Zones of Buckreef . The main goals of the drilling program were to :  Clearly delineate the host structure (shear zones and breccia zones);  Improve understanding of deposit geometry down dip and along strike;  Convert a significant portion of the Inferred Mineral Resources to Indicated and Measured Mineral Resources;  Add new Mineral Resources to the Buckreef inventory; and  Identify and confirm the significant potential for underground extension of the Buckreef Main/North Zones. In total, 67 drill holes were completed for 17 , 650 m . Many drill holes were angled steep (~ 60 ƒ ) towards grid east or west, normal to the strike of the main mineralized shear zone . The RC Mineral Resource delineation drill spacing was completed on a 40 x 20 x 20 m spacing at Buckreef . The drill hole collar locations are shown in Figure 10 . 3 and drilling details are presented in Table 10 . 2 .

FIGURE 10.3 LOCATION OF THE 2019-2020 MINERAL RESOURCE DRILL HOLES IN THE BUCKREEF DEPOSIT



BUCKREEF SURFACE GEOLOGY MAP & DRILLING PROGRAM UPDATES
North East Extension
Main Zone
South Zone
SCALE 1:8,500
LEGEND
Historical Drillholes
2019 Drillholes
Metallurgy Drillholes
Mag Structures
Mafic Basalt
Granite
Porphyry
Mineralized Shear Zone
Sheared Basalt

Source: *Virimai Projects (2020)*

TABLE 10.2 SUMMARIES OF THE 2019-2020 DRILLING PROGRAM ON THE BUCKREEF		
Drill Hole Type	**2019-2020 Program**	
	No. of Drill Holes	**Metres Completed**
RC	43	6,733.00
RC Pre-Collaring	15	2,713.00
Diamond Core	8	4,105.50
Diamond Core Tailing	*	3,936.90
Metallurgical Core	1	162.01
Totals	**67**	**17,650.41**

Note: ** The DDH Tails are already counted as RC pre-collars, hence no figure in the table.*

Some of the deeper diamond drill holes were first pre-collared with RC drilling, after which the drill hole was completed with diamond coring. The average diamond drilling core recovery for

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 87 of 341 this program was 99 . 5% , a good indication of competent rock units in Buckreef . Most of the diamond drill holes commenced with RC pre - collar or a HQ sized bit, which was reduced to NQ or NQ 2 when fresh rock was encountered . Based on the 2020 drilling results, the Company announced the discovery of the Buckreef West Zone in May 2021 . Buckreef West lies proximal to the Buckreef Main Zone, as a shallow near - vertical shear zone . More than 400 m of strike length has been drilled and the gold mineralization plunges shallowly to the northeast . Buckreef West remains open to expansion by drilling along strike and at depth, along what is interpreted as a splay fault off the Buckreef Main Zone . Highlights of the Buckreef West drilling are as follows (from Company website dated April 2025 ) :  Drill hole BWDD017 intersected 4.57 m @ 6.4 g/t Au from 44.9 m downhole;  Drill hole BWDD015 , on the same line as drill hole BWDD017, intersected 2.18 m @ 1.24 g/t Au from 86.9 m downhole and 2.49 m @ 1.3 g/t Au from 105.1 m downhole;  Drill hole BWDD012 intersected 5.57 m @ 4.95 g/t Au from 98.4 m and 4.0 m @ 2.19 g/t Au from 92.0 m downhole;  Drill hole BWDD013 on the same line as drill hole BWDD012, intersected 1.5 m @ 2.2 g/t Au from 59.5 m downhole;  Drill hole BWDD018 intersected 7.0 m @ 2.03 g/t Au from 44.0 m and 3.85 m @ 2.86 g/t Au from 56.0 m downhole; and  Drill hole BWDD031 intersected 2.5 m @ 7.29 g/t Au from 46.1 m downhole. The drill hole locations and assay highlights are shown in Figure 10 . 4 .

F IGURE 10.4 D RILL R ESULTS AT B UCKREEF W EST Z ONE Source: TRX press release (May 3, 2021) Note: The Main Zone trends north - northeast to south - southwest diagonally across the centre of the Figure. 5. 2021 - 2022 Drilling Program In 2021 - 2022 , completion of 22 drill holes totalling 7 , 604 m in step - put drilling to the north - northeast of the Buckreef North Zone returned positive results . As a result, Buckreef North Zone was extended by 300 m to the northeast (referred to by the Company as the “north - northeast extension” or “NNE”), such that the overall Buckreef Deposit (i . e . , South - Main - North Zones) currently extends for > 2 . 0 km along strike (Figure 10 . 5 ) . Drill Hole assay highlights are listed as follows (from Company website dated April 2025 ) :  Drill hole BMDD246 (on northernmost section line) intersected 12.27 m @ 1.90 g/t Au from 191.7 m downhole. Deposit is open to north and up - dip towards surface;  Drill hole BMDD244 intersected 4.50 m @ 1.96 g/t Au from 129.5 m downhole; and  Drill hole BMDD243 intersected 7.46 m @ 1.76 g/t Au from 101.5 m downhole. Drilling details and highlight assay intervals are given in Table 10 . 3 . P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 88 of 341

FIGURE 10.5 MAP SHOWING LOCATION OF DRILL RESULTS AT BUCKREEF NORTH ZONE ("NNE")



BMDD236
28m @ 3.27g/t Au from 297m
incl. 7m @ 7.23g/t Au from 300m
BMDD245
12.27m @ 1.9g/t Au from 191.7m
Open
Buckreef West
Oxide Pit Boundary
LEGEND
Significant Intercept g/t Au
Section Lines
Line Reference to Greenstone Belt
High Grade Zone
BUCKREEF GOLD COMPANY LIMITED
NORTH EAST EXTENSION SIGNIFICANT INTERCEPT MAP

Source: *TRX website (April 2025)*

In addition to the NNE drilling, 19 metallurgical drill holes (BMMT004 to BMMT022) were completed totalling 2,367 m.

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Table 10.3
Buckreef North Zone NEE Significant Assay Results from 2022

Drill Hole ID	Drill Hole Type	Drill Hole Location					Sample Depth		Length (m)*	Au (g/t)	Lithology	Comment
		Easting (m)	Northing (m)	Elevation (masl)	Azimuth (°)	Dip (°)	From (m)	To (m)				
BMDD241	DDH	391,591	9,658,891	1,221	126	-60	212.60	214.24	1.64	0.42	Msz	Shear zone with weak alteration
BMDD242	DDH	391,665	9,658,898	1,221	126	-60	250.80	257.53	6.73	1.61	Msz	Mineralized shear zone with strong alteration
							298.06	299.88	1.82	0.51	Msz	Shear zone with weak alteration
BMDD243	DDH	391,666	9,658,772	1,219	126	-60	75.49	79.25	3.76	1.14	Msz	
							83.42	85.07	1.65	0.56	Msz	Shear zone with weak alteration
							85.97	89.37	3.40	1.18	Msz	Mineralized shear zone with strong alteration
							101.54	109.00	7.46	1.76	Msz	Mineralized shear zone with strong alteration
							113.00	117.00	4.00	1.16	Msz	Mineralized shear zone with strong alteration
							141.00	145.53	4.53	0.26	Msz	Shear zone with weak alteration
							224.00	227.07	3.07	1.99	Msz	Mineralized shear zone with strong alteration
							241.33	244.00	2.67	0.99	Msz	Shear zone with weak alteration
BMDD244	DDH	391,656	9,658,717	1,218	126	-60	129.50	134.00	4.50	1.96	Msz	Mineralized shear zone with strong alteration
BMDD246	DDH	391,662	9,659,072	1,226	126	-57	191.70	203.97	12.27	1.90	Msz	Mineralized shear zone with strong alteration
BMDD247	DDH	391,634	9,659,092	1,216	126	-60	319.14	322.00	2.86	0.93	Msz	Shear zone with weak alteration
BMDD248	DDH	391,072	9,657,425	1,214	306	-58	143.00	146.00	3.00	0.62	Msz	Shear zone with weak alteration
							179.49	182.00	2.51	0.46	Msz	Shear zone with weak alteration

Source: *TRX website (April 2025)*

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In early 2023, the Company announced another extension of the known Buckreef Main Zone mineralization trend of ~200 m to the southwest and deeper under the historical South Pit. These results, combined with historical and shallow artisanal mine workings, located nearly an additional 1 km along trend to the southwest, suggests that potentially economic gold mineralization could extend southwards well beyond the defined extent of the Main Zone (Figure 10.6).

Drill Hole assay highlights are listed as follows (from Company website dated April 2025):

- **Drill hole BMDD250** intersected 34.80 m grading @ 1.26 g/t Au from 87.2 m downhole, including 10.0 m grading @ 3.08 g/t Au from 89.9 m; and
- **Drill hole BMDD275** intersected 16.50 m grading @ 2.01 g/t Au from 53.7 m downhole, including 7.00 m grading @ 3.28 g/t Au from 56.0 m.

Details of this drilling are given in Table 10.4.

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FIGURE 10.6 MAP SHOWING LOCATION OF BUCKREEF SOUTH DRILL HOLES AND ASSAY INTERVALS


BUCKREEF GOLD COMPANY
BUCKREEF SOUTH SIGNIFICANT INTERCEPT MAP
LEGEND
Significant Intercept g/t Au
5 to 7.61
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline

Source: *TRX website (April 2025)*

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 93 of 341 T ABLE 10.4 B UCKREEF S OUTH Z ONE S IGNIFICANT A SSAY R ESULTS FROM 2023 Comment Lith - ology Au (g/t) Length (m)* Sample Depth Drill Hole Location Drill Hole Type Drill Hole ID To (m) From (m) Dip ( ƒ ) Azimuth ( ƒ ) Elev - ation (masl) Northing (m) Easting (m) Shear zone with weak alteration Msz 0.45 5.0 148.0 143.0 - 58 306 1,215 9,657,472 391,072 DDH BBDD248 Shear zone with weak alteration Msz 0.38 5.5 198.0 192.5 Shear zone with weak alteration Msz 0.41 7.6 128.0 120.4 - 54 306 1,216 9,657,447 391,042 DDH BMDD249 Shear zone with weak alteration Msz 0.42 3.0 33.0 30.0 - 60 306 1,228 9,658,259 391,115 DDH BMDD250 Mineralized shear zone with weak to strong alteration Msz 1.26 34.8 122.0 87.2 Shear zone with weak alteration Msz 3.08 10.0 99.0 89.0 Shear zone with weak alteration Msz 0.32 4.7 38.7 34.0 - 48 306 1,216 9,657,527 391,062 DDH BMDD252 Mineralized shear zone with weak alteration Msz 0.74 19.5 99.0 79.5 Mineralized shear zone with weak alteration Msz 0.96 3.4 85.5 82.1 - 51 126 1,218 9,657,500 390,928 DDH BMDD253 Mineralized shear zone with weak alteration Msz 1.30 3.8 59.8 56.0 - 57 306 1,220 9,657,821 391,137 DDH BMDD254

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 94 of 341 T ABLE 10.4 B UCKREEF S OUTH Z ONE S IGNIFICANT A SSAY R ESULTS FROM 2023 Comment Lith - ology Au (g/t) Length (m)* Sample Depth Drill Hole Location Drill Hole Type Drill Hole ID To (m) From (m) Dip ( ƒ ) Azimuth ( ƒ ) Elev - ation (masl) Northing (m) Easting (m) Mineralized shear zone with weak to strong alteration Msz 1.21 2.1 30.0 27.9 - 57 306 1,220 9,657,787 391,123 DDH BMDD256 Msz 0.56 1.7 45.0 43.3 Msz 1.73 3.7 57.7 54.0 Msz 0.50 4.0 81.0 77.0 Mineralized shear zone with weak alteration Msz 1.76 2.0 25.0 23.0 - 50 306 1,217 9,657,620 391,079 DDH BMDD258 Msz 0.47 3.0 44.0 41.0 Msz 0.82 1.5 83.5 82.0 - 53 306 1,218 9,657,380 391,156 DDH BMDD259 Mineralized shear zone with weak alteration Msz 0.71 2.0 110.0 108.0 Msz 0.52 5.0 136.0 131.0 Shear zone with weak alteration Msz 1.41 2.0 167.0 165.0 - 62 305 1,214 9,657,380 390,966 DDH BMDD267 Shear zone with weak alteration Msz 0.49 1.6 37.7 36.1 - 57 306 1,210 9,657,257 390,969 DDH BMDD273 Shear zone with weak alteration Msz 0.78 1.7 41.0 39.4 - 57 306 1,212 9,657,290 390,918 DDH BMDD274 Msz 0.51 1.8 29.2 27.5 - 57 306 1,210 9,657,216 390,940 DDH BMDD275 Msz 0.58 9.1 52.1 43.0

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 95 of 341 T ABLE 10.4 B UCKREEF S OUTH Z ONE S IGNIFICANT A SSAY R ESULTS FROM 2023 Comment Lith - ology Au (g/t) Length (m)* Sample Depth Drill Hole Location Drill Hole Type Drill Hole ID To (m) From (m) Dip ( ƒ ) Azimuth ( ƒ ) Elev - ation (masl) Northing (m) Easting (m) Mineralized shear zone with weak to strong alteration Msz 2.01 16.5 70.2 53.7 Msz 3.27 7.0 63.0 56.0 Msz 0.96 4.3 84.6 80.3 Msz 0.65 8.1 71.6 63.6 - 57 306 1,209 9,657,195 390,967 DDH BMDD278 Mineralized shear zone with weak alteration Msz 1.00 6.3 89.3 83.0 Msz 0.74 3.0 131.0 128.0 Msz 1.13 5.0 46.0 41.0 - 57 306 1,209 9,657,175 390,966 DDH BMDD279 Msz 0.63 3.0 51.0 48.0 Mineralized shear zone with weak to strong alteration Msz 2.72 1.4 142.0 140.6 Msz 0.96 10.5 159.4 148.9 Source: TRX website (April 2025)

10.2 EASTERN PORPHYRY AND ANFIELD DEPOSITS

The Eastern Porphyry and Anfield Zones occur along a sub-parallel structural 250 to 700 m east of the Buckreef Main Zone (Figure 10.7). The Eastern Porphyry Zone is included in the current Mineral Resources, whereas the Anfield Zone is not. A surface drill hole location plan for the Eastern Porphyry Zone is shown in Appendix A.

FIGURE 10.7 LOCATION OF THE EASTERN PORPHYRY AND ANFIELD MINERALIZED ZONES



N
BR West
BR Main Zone
Eastern Porphyry
ANFIELD
200 m

Source: *TRX press release (June 21, 2021)*

Historical exploration work by IAMGOLD identified the Eastern Porphyry as a target with potential to host significant Mineral Resources that could be added to the Buckreef Project Mineral Resource inventory.

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Venymn (2012) reported that the historical wide - spaced RC drilling completed at the Eastern Porphyry, located on the strike extension of an east - northeast to west - southwest trending, 5 to 30 m thick, brittle - ductile fault zone . The mineralization at Eastern Porphyry is defined by the presence of finely disseminated pyrite and quartz veining in slivers of discontinuous and sheared sub - parallel zones of quartz porphyry and dolerite in the main fault zone along a 300 m strike length of continuous gold mineralization . In 2012 and 2013 , 10 , 814 m of RC and diamond core drilling was completed by the Company at Eastern Porphyry . The combined historical and additional surface exploration and Mineral Resource definition drill hole collars are shown along the northwest to southeast control lines in Figure 10 . 8 . The Eastern Porphyry contains a historical 2014 Mineral Resource (Venmyn Deloite, 2014 ) . F IGURE 10.8 L OCATION OF H ISTORICAL RC/DDH E XPLORATION AND M INERAL R ESOURCE D RILL H OLES AT E ASTERN P ORPHYRY Source: TRX (2012) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 97 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 98 of 341 On May 15 , 2023 , TRX announced results from a drilling program completed at the Eastern Porphyry and Anfield Zones (Figure 10 . 9 ) . The drill hole intercepts confirm multiple zones of strong mineralization towards the southwest of the Eastern Porphyry Zone and the first diamond drill hole intersections of the Anfield Zone . Both Zones exhibit gold mineralization hosted in sheared mafic volcanic and porphyry lithologies . Many characteristics of the high - grade mineralization observed in the Main Zone are present in the Eastern Porphyry and Anfield Zones . The drill results confirm zones of high - grade mineralization close to surface . Initial results from the Anfield Zone are highlighted by drill hole AFDD 001 , which intersected 13 . 74 g/t Au over 2 . 94 m from 43 . 00 m downhole . This drill hole was designed specifically to intersect the area where three high - grade grab samples assaying 37 . 52 , 28 . 55 and 14 . 42 g/t Au had been retrieved from artisanal mine shafts (Company press release dated June 21 , 2021 ) . Additional assay highlights from the drilling are as follows (from Company website dated April 2025 ) :  Drill hole BMDD 298 (Eastern Porphyry) intersected 14 . 0 m grading at 3 . 48 g/t Au, including 3 . 0 m grading at 10 . 96 g/t Au from 27 . 0 m and 25 . 23 m grading @ 1 . 62 g/t Au from 47 m downhole ;  Drill hole BMDD 300 (Eastern Porphyry) intersected 3 . 61 m grading at 6 . 80 g/t Au from 33 . 65 m downhole ;  Drill hole BMDD 297 (Eastern Porphyry) intersected 14 . 70 m grading at 1 . 22 g/t Au from 98 . 80 m downhole ;  Drill hole AFDD001 (Anfield) intersected 2.94 m grading at 13.74 g/t Au from 43.00 m downhole; and  Drill hole AFDD004 (Anfield) intersected 6.09 m grading at 1.41 g/t Au, from 32.45 m downhole. The drill hole results are summarized in Tables 10 . 5 and 10 . 6 .

F IGURE 10.9 D RILL R ESULTS AT E ASTERN P ORPHYRY AND A NFIELD Z ONES Source: TRX website (April 2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 99 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 100 of 341 T ABLE 10.5 S IGNIFICANT A SSAY R ESULTS FOR E ASTERN P ORPHYRY Z ONE Comment Lith - ology Au (g/t) Length (m)* Sample Depth Drill Hole Location Drill Hole Type Drill Hole ID To (m) From (m) Dip ( ƒ ) Azimuth ( ƒ ) Elev - ation (masl) Northing (m) Easting (m) Oxidized felsic porphyry with preserved shear fabric hosting quartz veins FP 1.41 6.10 19.00 12.90 55 126 1,223 9,657,841 391,955 DDH BMDD297 FP 2.08 2.60 64.00 61.40 Slightly sheared felsic porphyry with quartz - carbonate - pyrite alteration FP 3.10 3.82 73.82 70.00 Sheared unit oof felsic intrusion interfingering with mafic volcanics. Quartz - carbonate - pyrite altered FP 1.22 14.70 113.50 98.80 FP 3.48 14 41 27 60 124 1,223 9,657,844 391,997 DDH BMDD298 Oxidized felsic porphyry with preserved shear fabric hosting quartz veins 10.96 3 30 27 incl. Weakly sheared felsic porphyry with moderate to strong FP 1.62 25.23 72.23 47

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 101 of 341 T ABLE 10.5 S IGNIFICANT A SSAY R ESULTS FOR E ASTERN P ORPHYRY Z ONE Comment Lith - ology Au (g/t) Length (m)* Sample Depth Drill Hole Location Drill Hole Type Drill Hole ID To (m) From (m) Dip ( ƒ ) Azimuth ( ƒ ) Elev - ation (masl) Northing (m) Easting (m) quartz - carbonate - pyrite alteration FP 1.07 5 89 84 Moderate to weakly oxidized felsic porphyry with preserved shear fabric FP 1.04 6.39 28 21.61 60 126 1,223 9,657,813 391,901 DDH BMDD299 Moderately oxidized felsic porphyry with preserved shear fabric and quartz vein FP 6.8 3.61 37.26 33.65 55 126 1,191 9,657,821 391,989 DDH BMDD300 Source: TRX website (April 2025)

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 102 of 341 T ABLE 10.6 S IGNIFICANT A SSAY R ESULTS FOR THE A NFIELD Z ONE Comment Lith - ology Au (g/t) Length (m)* Sample Depth Drill Hole Location Drill Hole Type Drill Hole ID To (m) From (m) Dip ( ƒ ) Azimuth ( ƒ ) Elev - ation (masl) Northing (m) Easting (m) Sheared mafic volcanic rock hosting quartz vein MB 13.74 2.94 45.94 43.00 - 60 135 1,210 9,657,185 391,181 DDH AFDD001 Sheared mafic volcanic rock MB 1.17 1.83 44.54 42.71 - 60 135 1,210 9,657,169 391,165 DDH AFDD002 0.90 4.92 88.34 83.42 Sheared mafic volcanic rock MB 1.41 6.09 38.54 32.45 - 60 315 1,209 9,657,173 391,209 DDH AFDD004 Sheared mafic volcanic rock hosting quartz vein MB 1.01 4.26 21.35 17.09 - 60 315 1,209 9,657,155 391,191 DDH AFDD005 Sheared mafic volcanic rock 2.53 2.00 44.80 42.80 1.27 4.06 51.15 47.09 Sheared mafic volcanic rock with strong quartz - carbonate - pyrite alteration MB 5.71 1.00 138.50 137.50 - 55 126 1,210 9,657,186 391,108 DDH AFDD007 Source: TRX website (April 2025) Notes: Intersections reported here are downhole lengths, which may not represent true thickness. However, the true thickness is estimated to be 50 to 60% of the downhole lengths.

10.3 STAMFORD BRIDGE ZONE The Stamford Bridge Zone was discovered in late - 2024 between the Buckreef Main Zone to the west and the Eastern Porphyry Zone to the east (Figure 10 . 10 ) . A small portion of the Stamford Bridge Zone is included in the current Mineral Resource Estimate (see Section 14 for details) . After the mapping in the east part of the Main Pit, the exploration team realized that geotechnical drill hole BMGT 001 , located 160 m east of the Main Pit, drilled across the Stamford Bridge Zone . Re - logging of that drill hole confirmed the presence of three mineralization zones that make - up the Stamford Bridge Zone . Subsequently, drill hole BMDD 310 intersected 5 . 48 g/t Au over 35 . 5 m from 64 . 0 m downhole and drill hole BMDD 315 intersected 6 . 86 g/t Au over 37 . 0 m from 130 . 0 m downhole (Figure 10 . 11 ) . These are two of the best drill hole intersections on the Buckreef Project . Details of the drill holes and assay results are listed in Table 10 . 7 . The Company plans to substantially increase exploration drilling in 2025 with a focus on high - priority gold zones such as Stamford Bridge, in addition to Buckreef Main, Buckreef West, Anfield and Eastern Porphyry . F IGURE 10 . 10 P LAN V IEW OF THE D RILL H OLE R ESULTS FOR S TAMFORD B RIDGE Z ONE Source: TRX press release (January 14, 2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 103 of 341

F IGURE 10.11 C ROSS - S ECTIONS S PACED 50 M A PART S HOWING D RILL H OLE R ESULTS FOR S TAMFORD B RIDGE Z ONE Source: TRX press release (January 14, 2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 104 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 105 of 341 T ABLE 10.7 S UMMARY OF D RILLING R ESULTS FOR S TAMFORD B RIDGE Z ONE Comment Lith - ology Au (g/t) Length (m)* Sample Depth Drill Hole Location Drill Hole Type Drill Hole ID To (m) From (m) Dip ( ƒ ) Azimuth ( ƒ ) Elev - ation (masl) Northing (m) Easting (m) Stamford Bridge mineralized shear zone with strong alteration Msh 3.03 10.4 115 105.0 - 50 270 1,218 9,658,453 391,780 DDH BMGT001 Msh 2.42 21.4 208.0 186.6 Buckreef Main shear zone Msh 1.70 32.8 426 393.0 Msh 1.65 2.7 105 101.8 - 60 334 1,217 9,658,400 391,676 DDH BMDD309 Mineralized shear zone with strong alteration Msh 5.48 35.5 100 64.5 - 60 334 1,217 9,658,418 391,723 DDH BMDD310 Mineralized shear zone with strong alteration Msh 3.14 16.2 181 164.6 - 60 335 1,216 9,658,382 391,685 DDH BMDD312 Mineralized shear zone with strong alteration Msh 7.04 36.0 166 130.0 - 60 335 1,217 9,658,435 391,770 DDH BMDD315 Mineralized shear zone with strong alteration Msh 1.21 3.0 79.0 76.0 - 60 335 1,217 9,658,404 391,729 DDH BMDD319 Mineralized shear zone with strong alteration Msh 8.63 21.0 102 81.0

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 106 of 341 T ABLE 10.7 S UMMARY OF D RILLING R ESULTS FOR S TAMFORD B RIDGE Z ONE Comment Lith - ology Au (g/t) Length (m)* Sample Depth Drill Hole Location Drill Hole Type Drill Hole ID To (m) From (m) Dip ( ƒ ) Azimuth ( ƒ ) Elev - ation (masl) Northing (m) Easting (m) Mineralized shear zone with strong alteration Msh 5.14 20.5 146 125.5 - 60 335 1,218 9,658,447 391,765 DDH BMDD320 Mineralized shear zone with strong alteration Msh 2.74 5.0 162 157.0 - 60 335 1,218 9,658,441 391,790 DDH BMDD321 Sources: Compiled from TRX press releases (October 24, 2024; November 12, 2024; and January 14, 2025)

10.4 BINGWA DEPOSIT The Bingwa Deposit lies at the northern margin of the Rwamagaza Greenstone Belt, adjacent to a sheared contact with a granitoid intrusion and ~ 4 km east of Buckreef . Surface exploration and Mineral Resource definition drilling were completed by previous owners along the northwest - to - southeast trending control lines (Figure 10 . 12 ) . An additional 1 , 500 m of RC and 180 m of diamond drilling was completed at Bingwa in 2012 and 2013 . The RC drilling tested the southwest strike and potential down - dip extension of the main Bingwa Deposit, whereas the core drilling was to accommodate additional metallurgical and bulk density analytical testwork . The drilling confirmed gold mineralization along a strike length of 350 m and down to 100 m below surface, with the main zone of mineralization occurring over a strike length of 150 m . The majority of the mineralization defined to date occurs in the oxide zone, which extends 40 to 60 m below surface . The results of that drilling program were used to convert Mineral Resources from Inferred to Measured and Indicated classifications . The Bingwa Deposit is not included in the current Mineral Resource Estimate . F IGURE 10 . 12 C OLLAR L OCATIONS OF H ISTORICAL D RILL H OLES AT B INGWA Source: TRX (2013) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 107 of 341

10.5 TEMBO DEPOSIT At the Tembo Deposit, historical RC drilling defined gold mineralization within grey quartz stringers, veinlets and boudins (tension zones), all tightly constrained by a 3 to 5 m wide east - northeast to west - southwest trending brittle - ductile shear zone hosted in basalt units (Venmyn, 2012 ) . Historical drilling by IAMGOLD tested a 200 m strike length . Tanzam 2000 completed additional RC and diamond core drilling for metallurgical and bulk density tests to upgrade the Mineral Resource from Inferred to Measured and Indicated classifications . The drilling was also designed to test the continuity of mineralization along strike to the east (Figure 10 . 13 ) . The Tembo Deposit is not included in the current Mineral Resource Estimate . F IGURE 10 . 13 C OLLAR L OCATIONS OF H ISTORICAL D RILL H OLES AT T EMBO Source: TRX (2013) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 108 of 341

10.6 DRILLING PROGRAM PROCEDURES

10.6.1 Core Handling

Drill core is retrieved from the bottom of the hole using a wire-line drill core barrel double tube setup. Drilling crews then arrange the drill core in the order from which it is drilled, before it is placed in the drill core trays. In between each drill run, drill crews place drill core blocks and mark them with depths in metres, approximate drill core loss, or gain. Drill core trays are marked with the project name, drill hole identity number, the intersection interval (start and final depths in that box), an arrow indicating the downhole direction, and a sequential box number. In the event that breakage of drill core is required to fill the box, edged tools are used and the end of each run marked. The drill core trays are transported to the drill core storage facility for subsequent drill core processing only after the supervising geologist has reviewed the drill cores to ensure that they are properly laid out, marked correctly, and the trays are full.

10.6.2 Collar Surveys

Collar coordinates were captured in the ARC1960 Datum and UTM 36S coordinate system. Surveyors used Total Station Survey instruments.

10.6.3 Downhole Surveys

The majority of drill holes at the Buckreef Deposit are orientated at a dip angle, commonly -60° to either the northeast or southwest depending on accessible drill pad. This is acceptable, as the targeted mineralized shear zone is sub-vertical and interchangeably dips southwest or northeast.

In order to monitor the consistency and deviations in drill hole trajectory, multiple downhole surveys were conducted for all drill holes using a Reflex EZ Shot (electronic single shot magnetic survey tool). Dip and azimuth readings were recorded, along with temperature, and magnetics data in the Project database. A range of magnetics data were used to accept the reliability of azimuth data set. It was observed that the average deviation was 3.2° for inclined hole and maximum deviation recorded was 12°. At the Buckreef Deposit, the downhole survey measurements were taken at 20 m intervals and where there was a change from RC pre-collar to diamond tail.

10.6.4 Oriented Drill Core

All the diamond drilled core is oriented, for each 3 m drill run, by the drilling contractor using the Reflex ACT II RD orientation tool. Where drill core is sufficiently competent to allow orientation surveys, geologists collected structural information. Orientated drill core runs (and broken drill core pieces) were aligned utilizing the orientation marks provided by the Reflex ACT II RD system. These drill core pieces were marked according to the confidence in orientation, with different orientation marks only within 15° of each other to be considered aligned.

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 110 of 341 5. Drill Core Recovery Drill core recovery was measured at the drill core yard by Buckreef technicians who reconstructed the drill core to an intact state within the drill core tray . The drill core was measured using a tape measure . This measurement was then compared to the length of the drilled core run, and the percentage of recovery was calculated and recorded . Calculation of the recoveries of RC drill samples was completed by collecting the drill cuttings in a large woven polyethylene bag at the underflow of the RC drill’s cyclone, and weighing the bag and contents using a digital scale . This weight was compared to a theoretical value of a cylinder of 1 m length and the diameter of the RC hammer, and an assumed density (based on measured densities of drill core from similar lithologies) . The percentage recovery was then calculated by dividing the weight of the recovered sample, by the theoretical, and then multiplying by 100 to obtain the percentage recovery . This method is considered semi - quantitative, as some component of the sample is always lost as airborne dust through the cyclone overflow . No consideration of sample moisture was factored in . This method provides an indicative value to assess whether sample recovery was enough to be considered valid . 6. Geological Drill Core Logging All diamond drill core holes were logged at the Buckreef drill core storage facility . The logging was completed by exploration geologists and reviewed by the principal geologist . Industry - standard logging methods, sampling conventions, and geological codes were established for the Project . Descriptions of colour, mineralogy, texture, lithology, weathering, alteration and mineralization were completed using paper logs . Logged data were then entered into Excel spreadsheets, using single data entry methods, by a Buckreef database officer . Structural features such as bedding, foliation, fold, joints, veins, and faults were recorded for both geological and geotechnical purposes . All drill cores are photographed, wet and dry, prior to processing of the drill core in the drill core storage facility . RC drill chips were logged at site, and representative samples (coarse rejects) were stored in polyweave sacks for each 1 m interval . All data, including drill core photographs, were captured and stored in the project database . 7. COMMENTS ON DRILLING SECTION The quantity and quality of drilling, geological and geotechnical logging, collar, and downhole survey data collected in the drill core programs is sufficient to support the updated Mineral Resource and for subsequent use in mine design, based on the following observations :  Drill hole orientations are generally appropriate for determining the geometry of the deposits and style of mineralization;  Collar surveys were performed using industry - standard instrumentation;  Downhole surveys provide appropriate representation of the trajectories of the drill holes;

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 111 of 341  Drill core recoveries are satisfactory for the estimation of Mineral Resources;  The accuracy and the level of detail, in the geological logging and geotechnical logging, is considered sufficient to support the estimation of Mineral Resources and for mining and metallurgical studies ; and  No material factors were identified with the data collection from the drill programs that could affect the estimation of Mineral Resources .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 112 of 341 1. SAMPLE PREPARATION, ANALYSES AND SECURITY 2. HISTORICAL DRILL HOLE SAMPLING AT BUCKREEF 1. Historical Sample Preparation, Analysis and Security The majority of the samples from Buckreef were prepared either at the onsite Buckreef field laboratory or prepared and analyzed at the independent, internationally ISO - accredited SGS Lakefield and the non - accredited Humac Laboratories Ltd (formerly a division of the global Alex Stewart Laboratories Limited) in Mwanza Tanzania, with quality control check sampling undertaken at ALS, Brisbane, ALS, Johannesburg and Genalysis Laboratory, Perth . Conventional sample preparation, analytical, internal quality control and reporting procedures are used at all laboratories and are considered consistent with industry standards . Gold analysis was by conventional fire assay and Atomic Absorption Spectrography (“AAS”) to a lower limit of detection (“LLD”) of 0 . 005 g/t Au . The standard laboratory preparation procedure at primary Humac laboratory was as follows :  samples were oven dried prior to preparation and splitting;  RC/AC/RAB samples were cone crushed to - 2 mm, with equipment cleaned with compressed air;  Drill core samples were jaw crushed to - 6 mm and then cone crushed to - 2 mm;  a nominal 1 kg to 1.5 kg sub - sample was riffle split and pulverized by ring mill to - 150# (master pulp). A barren flush was not used between samples, only before commencing work on the batch and subsequently inter - batch;  approximately 200 g of the pulp was collected from the master pulp; and  fire assay 50 g of the pulp, determination for Au by AAS, 0.01 ppm LLD. Generally, a minimum of 10 % of samples (new aliquots, pulps taken from 200 g pulp) were repeated on a different day to the original analyses . Each fusion batch contained at least one certified reference material (“CRM”) and one blank supplied by the laboratory . Humac reported on a quarterly basis the results of internal reference materials, blanks and random repeats, as well as the results of wet sieve analysis . At all stages of the sample storage, preparation and analysis, the samples were in secure laboratory facilities . The sample preparation, analytical procedures were suitable for the particular rock type and the expected deposit characteristics .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 113 of 341 2. Historical Quality Assurance / Quality Control Systematic quality control procedures were employed at all historical exploration programs to some degree . The ISO - accredited laboratories utilized comprehensive in - house QA/QC measures from sample preparation to instrumental finish and reporting of the results . Equipment was cleaned between batches and crushing and pulverizing was monitored by sieve testing . Routine laboratory quality control sampling (pulp duplicates and pulp repeats) was also completed on pulps retained at the laboratory . This provided an indication of any sample preparation/sub - sampling/sample digest and assay error at the primary laboratory . The field QA/QC protocols included insertion of locally sourced blanks, duplicates and commercially available CRMs in the field for all sample batches collected at Buckreef and Buziba . The resultant QA/QC data was reviewed on receipt of assay data and assessed monthly, which permitted immediate intervention on sampling and analytical issues . For the historical drilling and sampling carried out prior to December of 2003 , work has been undertaken to verify the quality of this data, as described in the following sections 11 . 1 . 3 to 11 . 1 . 4 . 3. Historical Drill Hole Sampling: Pre - December 2003 EAMC - Gallery Gold Merger A significant amount of verification work of the historical drilling and sampling included in the current MRE data was undertaken by Gallery Gold (“Gallery”) between 2004 and 2005 . Verification included :  Check assaying of archived sample pulps from RC drilling was carried out by East African Mining Corporation (“EAMC”) . EAMC was acquired by Spinifex Gold in 1996 . Spinifex Gold was in turn acquired by Gallery in 2003 , and Gallery was subsequently acquired by IAMGOLD in 2006 ;  Check assaying of archived sample pulps from diamond drilling was carried out by EAMC in 1995 ;  Ashanti Goldfields Corporation (“Ashanti”) (who later merged with AngloGold in 2004 to form AngloGold Ashanti) undertook field duplicate sampling from 3 m RC drilling intervals, during geological modelling and Mineral Resource estimation (circa 2000 ), 54 data pairs of which were from the Buckreef area ;  Hellman & Schofield Pty . Ltd . , compiled all available laboratory replicate assays from 170 drill holes (drilled prior to November 2003 ) and compared them with the original samples ; and  Gallery completed a diamond drilling program in 2005 to confirm the sampling and assaying of historical RC drilling, which comprised twinning ten RC holes drilled in 1994 , 1995 and 1998 .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 114 of 341 11.1.3.1 Gallery Check Assaying of EAMC RC Sample Pulps: Buckreef Lab Versus Humac Lab EAMC undertook RC drilling at the Property between 1992 and November 2003 , with sample preparation and assaying undertaken by the Buckreef Assay Laboratory (“BAL”) . Samples at BAL were analyzed for gold by Aqua Regia digest with AAS finish . A total of 197 archived pulp replicate samples from 12 RC drill holes (BMRC series 002 , 003 , 015 , 021 , 024 , 027 , 028 , 034 , 059 , 060 and 087 ) and a single diamond drill hole (BMRCD 186 ) were chosen for check assaying . The archived pulp replicate samples were analyzed for gold at Humac Laboratory (“Humac”) by fire assay on a 50 g aliquot with an AAS finish . Projected onto a scatter plot, the majority of the 197 duplicate pairs plot closely to the 1 : 1 line, except for a total of 25 outliers which appear to be sample retrieval errors . A comparison between average grades of the original versus check samples indicates a slight positive bias in the check assays analyzed at Humac, which is likely due to the difference in analytical techniques (aqua regia method being partial digest compared to total digestion for fire assay) . The bias does not indicate underlying issues and rather highlights the limitations of the aqua regia method . 11.1.3.2 Gallery Check Assaying of EAMC DDH Sample Pulps: Buckreef Lab Versus SGS Lab Further check assaying of archived diamond drill hole pulp samples drilled by EAMC was undertaken by Gallery . The original drill core samples were prepared and analyzed at BAL for gold by Aqua Regia digest with AAS finish . A total of 194 archived pulp samples from seven diamond drill holes drilled in 1995 (BMDD series 001 , 004 , 007 , 010 , 013 , 014 and 023 ) were chosen for check assaying . The archived pulp samples were analyzed for gold at SGS Laboratory in Mwanza (“SGS”) by fire assay on a 50 g aliquot with an AAS finish and the pulps were homogenized prior to sub - splitting . A scatter plot of the paired data reveals the majority of data plotting closely to the 1 : 1 line, with a slight positive bias in the SGS analyses < 5 g/t Au observed and a slight positive bias in the BAL analyses > 5 g/t Au . Overall, the data compares well with very similar grade distribution . 3. Field Duplicate Sampling of Pre - East African Drilling at Buckreef Gallery compiled a data set of 54 field duplicate pairs from 3 m RC drilling sample intervals, sampled by Ashanti (circa 2000 ) . A scatter plot of this data shows both sets of data comparing well with all data plotting closely to the 1 : 1 line . 4. Comparison of Historical Laboratory Replicate Assays Hellman & Schofield Pty . Ltd . compiled all available historical laboratory replicate assays (drilled prior to November 2003 ), generated as part of the lab’s internal QA/QC . Gold data from 170 drill holes and 1 , 978 samples were assessed before being further reduced to a subset of 855 pairs that were relevant to the assessment . The subset of data was further divided into two categories, 335 pairs of known origin (SGS) and the remaining 520 pairs of unknown origin . Both datasets display excellent parity on scatter plots with the majority of each dataset plotting close to the 1 : 1 line .

11.1.3.5 Gallery Twinning Program of Historical RC Drilling Gallery completed a diamond drilling program in 2004 - 2005 to confirm the tenor of sampling and assaying of historical RC drilling . The twinning program comprised ten RC holes drilled in 1994 , 1995 and 1998 and included historical drill holes BMRC 002 , 004 , 021 , 024 , 027 , 060 , 079 , 087 , 201 and 205 (Table 11 . 1 ) . The ten drill holes chosen were strategically located along - strike to ensure sufficient coverage of the deposit and were also reported to have intersected significant economic intervals of oxide, transition and fresh mineralized intervals . T ABLE 11.1 C OMPARISON OF I NTERSECTED A U M INERALIZATION B ETWEEN T WINNED D RILL H OLES ** Hole terminated in mineralization. Equivalent intersection included in table. The complete mineralized intersection for BMDD042 is 41.7 m @ 3.48 g/t Au (42.5 - 84.2). Source : Gallery (2005) Visual inspection of the relevant drill sections confirms very good correlation between the intersection of gold mineralization observed in the RC drill holes and their neighbouring diamond core drill hole twin . Further supporting evidence can be observed in broader mineralized intersections that contain narrower zones of lower grade mineralization . The contacts to these zones, as well as the grade tenor, are reflected similarly in the two sampling methods . The Author has reviewed the twinned drill hole data and in most cases the mineralized widths intersected in the twins compare well . Variance is particularly evident in average grade calculations, as is to be expected in a deposit with this style of mineralization, and as a result of the difference in analytical techniques displaying a negative bias in the AR assaying . 11.1.4 Historical Drill Hole Sampling by Gallery Gold: Dec 2003 – 2005 11.1.4.1 Re - assaying of SGS (Mwanza) Lab Prepared Sample Pulps by Genalysis (Perth) Lab Gallery undertook a check assaying program of their most recent drilling from holes drilled in 2003 , 2004 and 2008 . A total of 254 pulp samples from select intervals of eight diamond drill holes (BMDD 26 , 27 28 , 29 , 030 W 1 and BMRCD 288 , 290 , 291 ), originally analyzed at SGS (Mwanza) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 115 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 116 of 341 assay laboratory by 50 g fire assay with AAS finish, were sent to Genalysis (Perth) assay laboratory using the same assay method . The pulp material was homogenized by Genalysis before sub - splitting and re - assay . The drill holes from which the pulps originated are BMDD 26 , 27 28 , 29 , 030 W 1 and BMRCD 288 , 290 , 291 . The total data set comprise 254 pairs of gold grades . Scatter plot analysis of the pulp sample pairs shows good correlation between the assay methods with the majority of the data plotting close to the 1 : 1 line . 11 . 1 . 4 . 2 Laboratory Replicate Analysis A total of 1 , 120 assay replicates from 55 of Gallery’s recent drill holes were assessed, with 459 data pairs analyzed by SGS and 661 by Humac laboratories . Scatter plot analysis shows good agreement is apparent between the two sets of data for both laboratories . The SGS assaying shows mean gold grades for the two assay data sets as being 0 . 45 and 0 . 44 g/t Au, original and replicate, respectively . The Humac assays show mean gold grades for the two assay data sets of 3 . 45 and 3 . 44 g/t Au, original and replicate, respectively . 11 . 1 . 4 . 3 Duplicate Sampling of Gallery Drilling Gallery also undertook field duplicate sampling for RC drilling undertaken, with a total of 189 duplicate samples to assess . Scatter plot analysis shows reasonable agreement between the original and field duplicates, with the original assays averaging 0 . 16 g/t Au and the duplicates averaging 0 . 14 g/t Au . 11.1.4.4 Quality Assurance / Quality Control (2004 - 2005) Performance of Certified Reference Material Gallery sourced and utilized four CRMs from Geostats Pty Ltd, O'Connor, WA, Australia, to monitor laboratory accuracy during drilling carried out at Buckreef . The CRMs used were certified for gold and covered a range of grades : G 302 - 4 with certified mean value of 1 . 68 g/t Au, G 996 - 7 C with certified mean value of 5 . 99 g/t Au, G 997 - 5 with certified mean value of 7 . 31 g/t Au and G 999 - 4 with a certified mean value of 3 . 02 g/t Au . Results for each CRM were plotted on performance charts, along with the certified mean value and control limits of “ 10 % on either side of the certified mean value . All CRM data plotted within the control limits, indicating acceptable performance of all four CRMs . Performance of Blanks Gallery routinely inserted blank samples into the drill sampling stream . Results for the blank material were plotted on a performance chart and assessed . The majority of blank samples returned gold values close to lower detection limit levels, except for two outliers returning values just below 0 . 6 and 0 . 3 g/t Au . The Author does not consider the two outliers to be material to the resource data and is of the opinion that the blank material shows no indication of material contamination during the analytical process .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 117 of 341 Performance of Field Duplicates Gallery undertook field duplicate sampling (¼ drill core split) at the Property . A total of 142 field duplicate pairs were available to assess . Scatter plot analysis of the paired data shows excellent agreement between the original assay and corresponding field duplicate assays . 5. Laboratory Replicate Assaying A total of 1 , 065 routine pulp replicate pairs for the Gallery and ITL drilling were assessed . The scatter plot indicates good agreement between the original and corresponding replicate assays . The mean gold grades for the two assay data sets are 2 . 17 and 2 . 18 g/t Au, original and replicate, respectively . 6. Repeat Assaying by Second Assay Laboratory (ALS, Johannesburg) Gallery undertook check assaying of select drill samples at a secondary laboratory (ALS, Johannesburg, SA) in 2005 . A total of three diamond drill holes (DMDD 065 , 070 and 075 ) were selected for check assaying, with 57 samples (likely pulp material) from high grade intervals were sent for umpire assaying at ALS . Scatter plot analysis shows good correlation between the original and repeat assays over all grade ranges . A minor negative bias in the order of 3 % is evident in the original (Humac) assay results, however, the Author does not consider the bias to be significant . 11.1.5 Historical Drill Hole Sampling by IAMGOLD: Dec 2006 – 2009 IAMGOLD utilized quality control samples as part of drill sampling protocol at the Property . The resultant quality control data was reviewed on receipt of assay data and assessed monthly, thereby permitting immediate intervention on sampling and analytical issues . Commercially available CRMs were inserted into sample batches at a minimum frequency of 1 in 40 within recognized mineralized zones to determine the accuracy of the analyses . The following four CRMs, sourced from Geostats (Australia), were utilized by IAMGOLD : G 302 - 4 at 1 . 68 g/t Au ; G 6996 - 7 C at 5 . 99 g/t Au ; G 997 - 5 at 7 . 31 g/t Au ; and G 999 - 4 at 3 . 02 g/t Au . CRMs were selected to monitor various grade ranges . Assay data from the four CRMs used returned values within an acceptable range ( “ 10% ) of the recommended grade . The blank material used at the Project were 1 m length drill samples that had returned assay values of less than 0 . 01 g/t Au and confirmed by re - sampling the interval and submitting for check analysis . The positioning of blanks was selected by the geologist and were inserted within zones of mineralization . This permitted assessment of cross - contamination from higher grade samples during the sample preparation stage . Blanks were submitted at a nominal frequency of 1 in 40 . The field blank results indicated no significant cross - contamination occurred in the sample preparation stage . Field duplicates were comprised of splits off the sample cyclone and the sample interval was selected by the geologist . Duplicates are taken at a nominal frequency of 1 in 40 .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 118 of 341 2. BULK DENSITY DETERMINATIONS Bulk densities were determined by TRX using water immersion method on drill samples . A total of 453 samples were collected, and the average bulk density is 2 . 73 t/m 3 and the median bulk density is 2 . 70 t/m 3 . The median bulk density of 2 . 70 t/m 3 was assigned for the Buckreef (Main, North, West, South) and Stamford Bridge domains . Independent verification sampling carried out in August 2024 by the site visit QP has confirmed these measurements . A total of 13 due diligence samples were measured independently for bulk density, returning mean and median values of 2 . 65 t/m 3 and 2 . 66 t/m 3 respectively, and a minimum value of 2 . 47 t/m 3 and a maximum value of 2 . 80 t/m 3 . 3. RECENT DRILL HOLE SAMPLING BY TRX AT BUCKREEF (2011 – 2022) 1. Sample Preparation, Analyses and Security The procedures for both RC chip and drill core samples were developed and documented by the previous operator IAMGOLD and were largely adopted by Tanzam 2000 to maintain continuity and congruity . 1. Drill Core Sampling Methods Diamond core drilling at Buckreef was conducted by contractors under the supervision of a qualified geologist . The drill core was placed in labelled metal trays and depth marker blocks inserted by drilling contractor personnel prior to the removal of the drill core from the drill site by the project geologist . Upon arrival at the secure drill core logging facility, the drill core boxes were sequentially placed in a drill core rack and the spatial information on each box of drill core was then checked for accuracy and consistency . Prior to any sampling, the drill core was digitally photographed by a geological technician under the supervision of a geologist . Exploration geologists then logged the drill core and recorded observations first in a manual log sheet and then subsequently uploaded into a master drill log database . Diamond drill core was sampled on a geological basis, the presence of mineralization, favourable structure, presence of alteration halos and quartz veining . The samples were then marked and measured for sampling and identified with one part of a three - part assay tag placed at the end of the sample interval . The minimum sampling interval was 0 . 5 m and the maximum was 1 m . Potentially mineralized portions of drill core were split in half using a drill core splitter . One half of the split drill core was then taken as a sample that was immediately placed in a sample bag by the geologist and identified with an assay tag, whose duplicate copy was kept in the sample book, and the sample number recorded on the log - sheet prior to entry into the master database . Additional samples on either side of the presumed mineralized section were also collected to close off mineralization as is standard practice . Blind CRMs were routinely inserted into the sample sequence at a rate of approximately one in 50 samples prior to delivery to the assay laboratory . Blanks were also routinely inserted into the sample stream every 50 samples and consisted of intervals of unmineralized drill core or were

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 119 of 341 sourced from a commercial laboratory . CRMs and blanks were identified and flagged prior to shipment to the assay lab . Sealed sample bags were then transported to the assay laboratory in a timely manner . Upon arrival at the assay lab, samples were received by laboratory personnel and maintained according to the laboratory’s chain of custody procedures and protocols . Historical exploration companies including IAMGOLD and Tanzam 2000 maintained a chain of custody as well that was updated throughout the process . Additional requirements for sample security and chain of custody were introduced in 2016 by the Government of Tanzania through the Ministry of Minerals . New procedures involved government personnel participation in the transportation of samples between site to the laboratory . The government official and Buckreef personnel, in the presence of a government police officer, verified samples packed and ready for dispatch . Individual sample weights were verified through select random checks and a sample count manually carried out before the samples were loaded into the truck . Once the verified samples were loaded into the truck, a government seal was attached to the truck door to ensure the required chain of custody procedures were maintained during transit . Only when the truck has arrived at the laboratory, can the seal be opened within the lab premises, and with both the government officials and lab crew present . 11.3.1.2 RC/RAB Sampling Methods The RC/RAB drilling sampling methodology comprised collection through a cyclone at 1 m intervals into large plastic bags . An exploration geologist logged the drill chips on site as each meter sample was riffle split, weighed and moisture content recorded . RC drill holes were ceased if persistent wet samples were encountered . Most RC samples collected since 1992 were homogenized and reduced to 2 to 3 kg on site by passing reduced samples at least four times through a single tier Jones riffle, which was demonstrated to be a more representative sample than that produced by stacked three tier splitters . In later years, the entire length of RC and RAB drill holes was collected as 1 m samples with individual RC samples for assaying taken as 3 m composites . During composite sampling, the individual 1 m riffle split reduced samples were collected in the field and retained for future analysis if warranted . As with the drill core samples, unique sample ID ticket books with corresponding tear - off sample tickets were printed and used to record sample details and assay samples . Both drill core and RC pulp samples were submitted to various ISO - accredited laboratories that in turn utilized comprehensive in - house Quality Assurance / Quality Control (“QA/QC) measures from the sample preparation stage to instrumental finish and reporting of the results . Equipment was cleaned between batches and crushing and pulverizing was monitored by sieve testing . Routine laboratory Quality Control (“QC”) sampling (pulp duplicates and pulp repeats) was also completed on pulps retained at the laboratory . This provided an indication of any sample preparation/sub - sampling/sample digest and assay error at the primary laboratory .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 120 of 341 11.3.1.3 Sample Preparation and Analysis TRX used SGS in Mwanza as the primary laboratory for all drilling and sampling from 2011 to 2012 and from 2020 to 2022 , and the Nesch Mintech laboratory in 2019 . Samples at SGS were prepared and analyzed in the following way : Samples were weighed and dried, then crushed to 75 % passing 2 mm, split to approximately 250 g, and pulverized to 85 % passing 75 µm . All samples were analyzed for gold by 50 g fire assay method with an AAS finish (reporting limits 0 . 01 to 100 ppm) . Samples returning grades of 100 ppm Au or greater were further analyzed by fire assay with gravimetric finish (reporting limits 3 to 20 , 000 ppm) . SGS laboratory operates a quality system that is accredited in accordance with ISO/IEC 17025 : 2017 and SANAS (South African National Accreditation System) and is independent of both TRX and P&E . Quality Assurance procedures include standard operating procedures for all aspects of the processing and also include protocols for training and monitoring of staff . The Nesch Mintech laboratory, which is situated approximately 8 km outside of Mwanza, was used as the primary laboratory for sample preparation and analysis during 2019 drilling at the Property . The lab is divided into two buildings, one serves as a sample preparation facility, and the other as a fire assay, wet chemistry, instrumentation facility and administration office . The laboratory is ISO 17025 accredited and independent of both TRX and P&E . Once samples are received at the lab, they are sorted into numeric sequence and cross - checked with the clients’ submission documents . Once the samples are confirmed, the batch data is entered in the computer and a new work sheet is created to go with sample batches at every laboratory workstation . Samples received are crushed to ensure appropriate sample size (< 2 mm) before milling . Jones Riffle Splitters are used to further split samples to get a reasonable size (approximately 0 . 5 kg) for milling using Labtechs LM 2 pulverizer machines . Milling of samples is performed to attain 95 % passing 75 microns . The Buckreef samples are fire assayed using 50 g aliquot and gold results are read on an Atomic Absorption spectrometry machine . 4. RECENT QUALITY ASSURANCE / QUALITY CONTROL (TRX: 2011 – 2022) 1. Quality Assurance / Quality Control (2011 – 2012) 1. Performance of Certified Reference Materials Commercially available CRMs were inserted into sample batches at a frequency of 1 in 20 . A total of 905 CRMs were submitted together with the 2011 to 2012 drill core samples to determine the accuracy of the analyses . CRMs from various reputable suppliers were used, to cater for various grade ranges from the highest at 3 . 660 g/t Au to the lowest at 1 . 282 g/t Au . There were 12 different CRMs used during the 2012 drilling program : the ST 10 - 0301 , ST 10 - 0302 , AuOI - 5 , AuOM - 3 , AuOM - 4 , OXH 55 , SGS 0232 , SGS 0174 , SGS 0180 , SGS 0058 , OXK 48 and SJ 32 . A sample result is deemed as failed if it falls outside “ 3 certified standard deviations . The majority of CRMs

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 121 of 341 performed at a failure rate of around 2% , however, two of the CRMs (OXK 48 and SJ 32 ) performed poorly, with failure rates of 28 % and 65% , respectively . The majority of failures fell below - 3 standard deviations from the certified mean value . At least 90 % of the population of CRMs should fulfill the set criteria for the assay data to demonstrate satisfactory accuracy . During the 2011 to 2012 drilling program at Buckreef, the overall pass average achieved by the CRMs was 90 . 1% . The Author notes that field - inserted quality control samples (CRMs and blanks) were not added into the RC drill hole sample stream and recommends that this be undertaken in future resource drilling at the Property . Field - inserted quality control samples were also not observed for nine diamond drill holes : BMDD 204 and BMDD 206 to 214 . 2. Performance of Blanks A total of 930 blank samples were inserted into the drill sample stream during the 2011 to 2012 program . The tolerance limit was set at five times the lower detection limit, at 0 . 05 g/t Au . At least 90 % of blanks should fall below the set tolerance limit for blank performance to be considered satisfactory . In total, 21 blanks fell above the set tolerance limit, equating to around 2 % of the overall blank data . 3. Performance of Duplicates No duplicates were assessed for the 2011 to 2012 drill program . 4. Performance of Umpire Samples No umpire samples were assessed for the 2011 to 2012 drill program . 2. Quality Assurance / Quality Control (2019) 1. Performance of Certified Reference Materials A total of 368 CRMs were submitted together with the 16 , 624 drill core samples to determine assay accuracy and precision of the analyses at Nesch Mintech lab (the primary lab utilized in 2019 ) . Eight CRMs were reported without valid CRM ID and these were excluded in the evaluation due to sample mislabelling . Reference materials from various reputable suppliers were used to accommodate various grade ranges from the highest at 3 . 229 g/t Au to the lowest at 0 . 229 g/t Au . A sample result is deemed as failed if it falls outside “ 3 certified standard deviations . At least 90 % of the population of each CRM should fulfill the set criteria for the assay data to demonstrate satisfactory accuracy . During the 2019 drilling program at Buckreef, the overall pass average achieved by the CRMs was 93 . 3% . 2. Performance of Blanks TRX utilized a coarse blank material, sourced from a local granitic quarry, for both RC and diamond drilling samples . Prior to using the blank material, a number of sub - samples were taken, and these were submitted for assay at the Nesch Mintech laboratory to confirm that the material

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 122 of 341 was not mineralized . The coarse blank material was crushed to - 2 mm with the purpose of monitoring contamination during the crushing/pulverizing stage of sample preparation . The coarse blanks were inserted into the sample preparation stage at an average rate of one in every 20 samples . The positioning of each blank was at the discretion of the sampling geologist, with preference for placement at the beginning or end of a mineralized zone or at the start of a sample batch . A total of 107 blank samples were inserted into the drill sample stream during the 2019 program . The tolerance limit was set at five times the lower detection limit, at 0 . 05 g/t Au . At least 90 % of blanks should fall below the set tolerance limit for blank performance to be considered satisfactory . In total, six blanks fell above the set tolerance limit, equating to approximately 6 % of the overall blank data . 3. Performance of Field and Pulp Duplicates TRX undertook field duplicate sampling (¼ drill core split) at a frequency of at least 1 : 20 during the 2019 drill program at the Property . Placement of the field duplicates was at the discretion of the geologist and where there was potential for gold mineralization . A total of 71 field duplicate pairs were available to assess . Scatter plot analysis of the paired data shows reasonable agreement between the original assays and corresponding field duplicate assays, with significant dispersion of data around the 1 : 1 line and a correlation coefficient of 0 . 703 . Pulp duplicate data from the 2019 diamond drill core samples were scatter graphed and display unexpected dispersion away from the 1 : 1 line and a bias toward pulp duplicate results . The majority of data are below 0 . 2 g/t Au and below cut - off grade, thereby not materially impacting the Mineral Resource data, regardless these results were communicated to the lab to avoid potential future bias . The Author is not aware of the cause of the poor precision in the pulp data and would caution using this lab again without sufficient explanation for such poor pulp precision results . 4. Performance of Umpire Samples In 2019 , a total of 200 pulp samples from the Nesch Mintech Laboratory were sent to SGS laboratory in Mwanza (an ISO 17025 accredited lab) for umpire sampling of the 2019 drill sample data . Scatter plot analysis of the primary versus umpire reassay demonstrates a restricted dispersion with the majority of data plotting within or close to the +/ - 10 % limit, and a linear correlation of 96 . 7% . The Nesch Mintech lab results display a relative bias, tending to be slightly overstated compared to the SGS results . The bias trend remains in higher grades however, within or close to 10 % correlation margins . 3. Quality Assurance / Quality Control (2020 – 2022) 1. Performance of Certified Reference Materials A total of 326 CRMs were submitted together with the 2020 to 2022 drill core samples to determine assay accuracy and precision of the analyses at SGS Lab in Mwanza (the primary lab utilized from 2020 to 2022 ) . CRMs from various reputable suppliers were used to accommodate various grade ranges from the highest at 4 . 66 g/t Au to the lowest at 0 . 213 g/t Au . There were 13 different CRMs used during the 2020 to 2022 drilling program : the AMIS 0519 , AMIS 0571 , AUOH - 6 , AUOE - 13 , ST 07 9258 , AUOM - 5 , AMIS 0868 , AUOI - 6 , AMIS 0802 , AUOE - 12 , AMIS 0720 , AMIS 0639 and OxC 168 (the latter three CRMs holding provisional certification only) . A sample result is deemed as failed if it falls outside “ 3 certified standard deviations . At least 90 % of the population of each CRM should fulfill the set criteria for the assay data to demonstrate satisfactory accuracy . During the 2020 to 2022 drilling program at Buckreef, the majority of CRMs returned very few failures, except for the AUOE - 12 CRM, with a failure rate of 42 . 9% ( 12 out of a total of 28 samples failed) and the OxC 168 CRM, with a failure rate of 9 . 8% ( 6 out of a total of 61 samples failed), which has since been discontinued . The collective failure rate for all other CRMs was calculated at 1 . 7% . The overall pass rate achieved by all CRMs during the drilling undertaken at the Property between 2020 and 2022 was 93 . 3% , thereby demonstrating acceptable accuracy . Performance charts for the CRMs are presented in Figures 11 . 1 to 11 . 13 . F IGURE 11 . 1 B UCKREEF P ERFORMANCE C HARTS FOR AMIS 0519 CRM : 2020 – 2022 Source: TRX (2024) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 123 of 341

FIGURE 11.2 BUCKREEF PERFORMANCE CHARTS FOR AMIS0868 CRM: 2020 – 2022


AMIS0868
SGS Lab Mwanza
Assay Value (g/t)
5.20
5.10
5.00
4.90
4.80
4.70
4.60
4.50
4.40
4.30
4.20
0
0.5
1
1.5
2
2.5
3
3.5
4
Assay Sequence
Expected
1 std
2 std
3 std
Assays

Source: *TRX (2024)*

FIGURE 11.3 BUCKREEF PERFORMANCE CHARTS FOR AUOI-6 CRM: 2020 – 2022


AUOI-6
SGS Lab Mwanza
Assay Value (g/t)
7.1
6.1
5.1
4.1
3.1
2.1
0
1
2
3
4
5
Assay Sequence
Expected
1 std
2 std
3 std
Assays

Source: *TRX (2024)*

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FIGURE 11.4 BUCKREEF PERFORMANCE CHARTS FOR AMIS0571 CRM: 2020 – 2022



AMIS0571
SGS Lab Mwanza
0.8
0.7
0.6
0.5
0.4
Assay Value (g/t)
0
10
20
30
40
Assay Sequence
Expected
1 std
2 std
3 std
Assays

Source: *TRX (2024)*

FIGURE 11.5 BUCKREEF PERFORMANCE CHARTS FOR AUOH-6 CRM: 2020 – 2022



AUOH-6
SGS Lab Mwanza
2.2
2.1
2.0
1.9
1.8
Assay Value (g/t)
0
5
10
15
20
Assay Sequence
Expected
1 std
2 std
3 std
Assays

Source: *TRX (2024)*

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FIGURE 11.6 BUCKREEF PERFORMANCE CHARTS FOR AUOE-12 CRM: 2020 – 2022


AUOE-12
SGS Lab Mwanza
Assay Value (g/t)
0.850
0.825
0.800
0.775
0.750
0.725
0.700
0
5
10
15
20
25
Assay Sequence
Expected
1 std
2 std
3 std
Assays

Source: *TRX (2024)*

FIGURE 11.7 BUCKREEF PERFORMANCE CHARTS FOR AUOE-13 CRM: 2020 – 2022


AUOE-13
SGS Lab Mwanza
Assay Value (g/t)
0.9
0.8
0.7
0.6
0
0.5
1
1.5
2
Assay Sequence
Expected
1 std
2 std
3 std
Assays

Source: *TRX (2024)*

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Page 126 of 341

FIGURE 11.8 BUCKREEF PERFORMANCE CHARTS FOR ST 07 9258 CRM: 2020 – 2022



ST 07 9258
SGS Lab Mwanza
Assay Value (g/t)
0.3
0.28
0.26
0.24
0.22
0.2
0.18
0.16
0.14
0
5
10
15
20
Assay Sequence
Expected
1 std
2 std
3 std
Assays

***Source:** TRX (2024)*

FIGURE 11.9 BUCKREEF PERFORMANCE CHARTS FOR AMIS0720 CRM: 2020 – 2022



AMIS0720
SGS Lab Mwanza
Assay Value (g/t)
1.6
1.5
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0
5
10
15
20
Assay Sequence
Expected (Provisional Only)
1 std
2 std
3 std

***Source:** TRX (2024)*

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Page 127 of 341

FIGURE 11.10 BUCKREEF PERFORMANCE CHARTS FOR AMIS0639 CRM: 2020 – 2022


AMIS0639
SGS Lab Mwanza
Assay Value (g/t)
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0
20
40
60
80
100
Assay Sequence
Expected (Provisional Only)
1 std
2 std
3 std

***Source:** TRX (2024)*

FIGURE 11.11 BUCKREEF PERFORMANCE CHARTS FOR OXC168 CRM: 2020 – 2022


OxC168
SGS Lab Mwanza
Assay Value (g/t)
0.26
0.24
0.22
0.2
0.18
0.16
0.14
0.12
0
10
20
30
40
50
60
Assay Sequence
Expected (Provisional Only)
1 std
2 std
3 std

***Source:** TRX (2024)*

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FIGURE 11.12 BUCKREEF PERFORMANCE CHARTS FOR AUOM-05 CRM: 2020 – 2022


AUOM-05
SGS Lab Mwanza
Assay Value (g/t)
4.0
3.9
3.8
3.7
3.6
3.5
3.4
3.3
3.2
3.1
3.0
0
1
2
3
Assay Sequence
Expected
1 std
2 std
3 std
Assays

Source: *TRX (2024)*

FIGURE 11.13 BUCKREEF PERFORMANCE CHARTS FOR AMIS0802 CRM: 2020 – 2022


AMIS0802
SGS Lab Mwanza
Assay Value (g/t)
4
3
2
1
0
0.5
1
1.5
2
Assay Sequence
Expected
1 std
2 std
3 std
Assays

Source: *TRX (2024)*

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11.4.3.2 Performance of Blanks TRX utilized a coarse blank material, sourced from a local granitic quarry, for both RC and diamond drilling samples . Prior to using the blank material, a number of sub - samples were taken, and these were submitted for assay at the Nesch Mintech laboratory to confirm that the material was not mineralized . The coarse blank material was crushed to - 2 mm with the purpose of monitoring contamination during the crushing/pulverising stage of sample preparation . The positioning of each blank was at the discretion of the sampling geologist, with preference for placement at the beginning or end of a mineralized zone or at the start of a sample batch . A total of 275 blank samples were inserted into the drill sample stream during the 2020 to 2022 program . The tolerance limit was set at five times the lower detection limit, at 0 . 05 g/t Au . At least 90 % of blanks should fall below the set tolerance limit for blank performance to be considered satisfactory . In total, three blanks fell above the set tolerance limit, equating to approximately 1 % of the overall blank data . A performance chart for the blanks is presented in Figure 11 . 14 . F IGURE 11 . 14 B UCKREEF P ERFORMANCE C HARTS FOR B LANKS : 2020 – 2022 Source : TRX (2024) 11.4.3.3 Performance of Pulp Duplicates A total of 239 gold pulp duplicate samples were assessed for the 2020 to 2022 phase of drilling at Buckreef . Data were plotted on a scatter chart (Figure 11 . 15 ) and the R - squared value for the gold duplicates estimated at 0 . 963 . Gold samples with grades below 1 ppm showed more scatter than expected, even when disregarding samples returning values 15 times the detection limit where precision is expected to be poor . The Author recommends follow up with the lab regarding the P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 130 of 341

poor precision in the pulp duplicate data so that the cause for the poor repeatability can be identified and protocol modified to a more suitable procedure. F IGURE 11.15 B UCKREEF P ERFORMANCE C HARTS FOR D UPLICATES : 2020 – 2022 Source : TRX (2024) 4. Quality Assurance / Quality Control (Stamford Bridge 2025) 1. Performance of Certified Reference Materials A total of ten CRMs were submitted together with the 2025 drill core samples to determine assay accuracy and precision of the analyses at the lab . CRMs from various reputable suppliers were used to accommodate various grade ranges from the highest at 4 . 66 g/t Au to the lowest at 0 . 733 g/t Au . There were four different CRMs used during the 2025 drilling program : the AMIS 0519 , AUOE - 13 , AMIS 0868 and AMIS 0802 . A sample result is deemed as failed if it falls outside “ 3 certified standard deviations . At least 90 % of the population of each CRM should fulfill the set criteria for the assay data to demonstrate satisfactory accuracy . During the 2025 drilling program at Stamford Bridge, a single failure for the AUOE - 13 CRM was noted and one misallocated CRM was observed and corrected in the AMIS 0868 data . A collective failure rate of 10% ( 1 out of a total of 10 samples failed) and a pass rate of 90 % was calculated, thereby indicating acceptable accuracy . Performance charts for the CRMs are presented in Figures 11 . 16 to 11 . 19 . P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 131 of 341

F IGURE 11.16 B UCKREEF P ERFORMANCE C HARTS FOR AMIS0519 CRM: 2025 Source: TRX (2025) F IGURE 11.17 S TAMFORD B RIDGE P ERFORMANCE C HARTS FOR AMIS0868 CRM: 2025 Source: TRX (2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 132 of 341

F IGURE 11.18 S TAMFORD B RIDGE P ERFORMANCE C HARTS FOR AUOE - 13 CRM: 2025 Source: TRX (2025) F IGURE 11.19 S TAMFORD B RIDGE P ERFORMANCE C HARTS FOR AMIS0802 CRM: 2025 Source: TRX (2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 133 of 341

11.4.4.2 Performance of Blanks Blank insertion protocol during the 2025 drilling at Stamford Bridge was as previously described in section 11 . 4 . 3 . 2 . A total of 15 blank samples were inserted into the drill sample stream during the 2025 program . The tolerance limit was set at five times the lower detection limit, at 0 . 05 g/t Au . At least 90 % of blanks should fall below the set tolerance limit for blank performance to be considered satisfactory . No blanks fell above the set tolerance limit . A performance chart for the blanks is presented in Figure 11 . 20 . F IGURE 11 . 20 S TAMFORD B RIDGE P ERFORMANCE C HARTS FOR B LANKS : 2025 Source : TRX (2025) 11.4.4.3 Performance of Pulp Duplicates A total of six gold pulp duplicate samples were assessed for the 2025 phase of drilling at Stamford Bridge . Data were plotted on a scatter chart (Figure 11 . 21 ) and the R - squared value for the gold duplicates estimated at 0 . 901 . P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 134 of 341

FIGURE 11.21 STAMFORD BRIDGE PERFORMANCE CHARTS FOR DUPLICATES: 2025



DUPLICATES
Duplicate Assay (g/t)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.0
1.0
2.0
3.0
Original Assay (g/t)
R² = 0.9008
Au Duplicate
Parity
+20%
-20%
+10%
-10%
Linear (Au Duplicate)

Source: *TRX (2025)*

11.5 CONCLUSION

The Author has reviewed the sample preparation, analyses and security procedures undertaken at the Property and is of the opinion that the Buckreef Mine data are suitable for use in the current Mineral Resource Estimate.

The Author recommends TRX implement the following protocols for future drilling at Buckreef:

- Quality Control samples inserted into samples stream of all types of drilling samples;
- CRM and blank insertion rate of around 1:20;
- Undertake coarse reject duplicate sampling, ensuring a representative range of grades is sampled; and
- Submit a minimum of 5% of samples analyzed at the primary laboratory to a reputable secondary laboratory, ensuring that the appropriate QC samples are inserted into the sample stream to be sent for check analyses, to aid in identifying potential issues with a particular lab.

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1. DATA VERIFICATION 2. 2024 P&E DATA VERIFICATION 1. July 2024 Data Verification The Authors conducted verification of the Buckreef drill hole assay data for gold in late 2024 . Assay data ranging from 2002 - 2022 were verified for the Buckreef Mine by the Authors by comparison of the database entries with more recent assay certificates supplied directly by the SGS lab in Mwanza, and copies of historical pdf assay certificates supplied by TRX . The Authors randomly selected a number of drill holes drilled from 2002 and 2012 to verify at least 10 % of the assay data for gold . A total of 10 , 140 samples out of 39 , 306 overall samples from 2002 to 2012 were verified (representing 26 % of the 2002 to 2012 data) . A total of 6 , 655 samples from the more recent 2019 to 2022 data were verified (representing around 24 % of the 2019 to 2022 data) . The overall number of samples verified in the database equalled 16 , 795 out of 100 , 453 , or approximately 17 % of the overall data . No material issues were encountered during the verification process . 2. March 2025 Data Verification The Authors conducted verification of the Stamford Bridge drill hole assay data for gold in March of 2025 . Assay data from early 2025 were verified by the Authors by comparison of the database entries with copies of signed laboratory assay certificates in pdf format supplied by TRX . All 337 samples from the Stamford Bridge 2025 database were verified and no material issues were encountered during the verification process . 3. Drill Hole Data Validation The Authors also validated the Mineral Resource database in GEMS by checking for inconsistencies in analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero - value assay results, out - of - sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, survey and missing interval and coordinate fields . A few errors were identified and corrected in the database . 12.2 P&E SITE VISIT AND INDEPENDENT SAMPLING The Buckreef Gold Mine was visited by Mr . Andrew Bradfield, P . Eng . , of P&E, on August 12 - 17 , 2024 , for the purpose of completing a site visit and due diligence sampling . Mr . Bradfield collected 13 samples from 13 diamond drill holes drilled in 1998 (BMDD 189 ), 2002 (BMDD 024 ), 2004 (BMDD 025 , 034 , 050 , 054 and 058 ), 2005 (BMDD 082 ), 2011 (BMDD 103 and 147 ), 2020 (BWDD 011 ) and 2022 (BMDD 233 and 275 ) . A range of high, medium and low - grade samples were selected from the stored drill core . Samples were collected by taking a quarter drill core, with the other quarter drill core remaining in the drill core box . Individual samples were placed in plastic bags with a uniquely numbered tag, after which all samples were collectively placed in a larger bag and delivered personally to MSA Labs in Geita City, Tanzania, by Mr . Bradfield for analysis . Gold was analyzed using gamma ray analysis of all samples by a photon assay instrument . Samples P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 136 of 341

were also assayed at SGS in Mwanza, Tanzania, by fire assay method with AAS finish . Bulk density determinations were measured on all samples at SGS by pycnometer . MSA Labs maintains a quality system that complies with the requirements for the International Standards ISO 17025 and ISO 9001 . SGS are ISO/IEC 17025 : 2017 accredited by the Standards Council of Canada and Quality Assurance procedures include standard operating procedures for all aspects of the processing and also include protocols for training and monitoring of staff . Both MSA and SGS laboratories are independent of P&E and Buckreef Gold . Results of the Buckreef Mine site visit verification samples for gold are presented in Figure 12 . 1 . F IGURE 12 . 1 R ESULTS OF THE A UGUST 2024 A U V ERIFICATION S AMPLES Source : P&E (2024) 12.3 ADEQUACY OF DATA Direct verification of some of the historical data at Buckreef was not possible, however, review of the considerable verification work that has been undertaken since December 2003 by various operators significantly increases the confidence in this data . Verification of the Buckreef Mine data, used for the current Mineral Resource Estimate, was undertaken by the Authors, and included a site visit, due diligence sampling of the 1998 , 2002 , 2004 , 2005 , 2011 , 2020 and 2022 drill holes, verification of drilling assays and assessment of the available QA/QC data for the more recent drilling data . Verification was undertaken utilizing data P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 137 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 138 of 341 supplied by TRX, as well as data directly supplied by SGS laboratory in Mwanza . Verification of the data collected at the deposit reveals no current material issues with the data and the Authors consider that there is good correlation between assay values in TRX’s database and the independent verification samples collected and analyzed at MSA Labs and SGS . The Authors are satisfied that sufficient verification of the drill hole data has been undertaken and that the supplied data are adequate for use in the current Mineral Resource Estimate for the Buckreef Mine .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 139 of 341 1. MINERAL PROCESSING AND METALLURGICAL TESTING 2. SUMMARY OF THE METALLURGICAL TESTING Multiple metallurgical testwork programs completed on the Buckreef Gold Mine Project between 2001 and 2017 indicated that both the oxide (and transition) mineralization and the sulphide mineralization are amenable to conventional gold recovery techniques, namely, crushing, milling, gravity concentration and cyanidation . Results are summarized in the Technical Report titled “ Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa ", dated May 15 , 2020 . Between 2001 and 2007 , metallurgical testwork programs were conducted by Independent Metallurgical Laboratories (“IML”) Australia and reported by Metallurgical Project Consultants (“MPC”) . Testwork results indicated that a gravity/leaching circuit was best suited for the Buckreef Deposit, however, the flotation tailings must be leached to get high recoveries of gold . In 2008 and in 2016 , SGS Southdale Laboratories in South Africa (SGS, South Africa) was commissioned to consider heap leaching as a possible option . Compared to the gravity recovery and leaching process, heap leaching was not sufficiently promising . Testwork conducted by both MPC and SGS indicated that over 90 % of the gold can be recovered by a combination of gravity concentration and leaching of the tails . In July 2016 , testwork on bulk samples of both oxide/transitional mineralization and sulphide mineralization was completed by Emisha Mining Innovations (“EMI”) in Johannesburg, South Africa . Milling, gravity concentration and cyanidation testwork indicated that 93 % of the gold from the oxide mineralization could be recovered without gravity concentration by carbon - in - pulp leaching . Testwork also indicated that 85 % of the gold from the sulphide can be recovered in a similar manner . In April 2020 TRX commissioned SGS Canada Inc of Lakefield Ontario (SGS, Canada) to carry out further metallurgical testwork on the primary or “sulphide” gold mineralization at the Buckreef Deposit . The testing program is summarized below and detailed in the SGS report titled, “ An Investigation of Gold Recovery from Buckreef Project Mineralized Samples, Project 17665 - 02 ” dated June 8 , 2021 . In 2024 , SGS South Africa was commissioned to conduct metallurgical testwork on a master composite sample to determine the impact of grind on gold dissolution . Results are summarized below and detailed in the SGS report titled, “ Metallurgical Testwork on a Master Composite from Buckreef, Metallurgical Report No . 2024 - 3909 Revision 1 ” dated September 5 , 2024 . 2. METALLURGICAL TESTWORK, SGS CANADA INC, 2020 The objective of the testwork program was to define the optimal gold recovery flowsheet for the design of a large gold process plant . Testwork included chemical head analysis, mineralogy, comminution, metallurgical, and baseline environmental testing of samples . Gold recovery

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 140 of 341 testwork included gravity separation, flotation, and cyanide leaching (CIL) of both the reground flotation concentrate and the flotation tailing . Results indicated that optimal treatment consists of primary grinding (to 100 - 150 µm P 80 ), whole rock rougher flotation, flotation concentrate regrind, and cyanide leaching of both the reground flotation concentrate and flotation tailing . 1. Sample Receipt and Preparation Five composite samples were provided for testing . Two of the composites represented waste material and were designated as HW Composite (hanging wall material) and FW Composite (footwall material) . The remaining three composites represented mineralized zones of varying gold grades and were designated as MC - 1 , MC - 2 and MC - 3 Composites . 2. Sample Characterization 1. Head Analysis Gold and silver were determined by applying a screened metallics protocol . Gold grades in the metallurgical composites ranged from 0 . 54 to 19 . 4 g/t Au . Silver grades appeared to be approximately ≤ 2 g/t Ag in the mineralized composites . Minimal gold and silver were indicated in the two waste composites . 2. Comminution: Bond Abrasion Testing The Percentile of Abrasivity values refer to the relative position of the Buckreef samples compared to the SGS Bond Abrasion Index (“AI”) database . Two metallurgical composites are classified as abrasive, while the third metallurgical composite is considered moderately abrasive . Both waste rock composites are considered mildly abrasive . 3. Comminution: Bond Ball Mill Testing The Hardness Percentile values indicate that all samples, mineralized and waste, are classified as hard in ball mill grindability terms . 4. Minerology QEMSCAN - Rapid Mineral Scan (“QEMRMS”) evaluations were completed on each of the three metallurgical composites with pyrite identified as the predominant sulphide mineral in all three composites . 13.2.3 Metallurgical Testwork The metallurgical test program evaluated standard gold recovery processes to narrow down the potential flowsheet options . Gold recovery testing completed within the scope of this program included gravity separation, gravity tailing cyanidation, gravity tailing flotation, and cyanide leaching of flotation concentrate and tailing.

13.2.3.1 Gravity Separation Testwork

Batch, two-stage gravity separation tests were conducted on the three metallurgical composites and the very low gold recoveries agree with the indications from the screened metallics analyses. Results indicated that gravity separation will likely not be included in the design for the process plant.

13.2.3.2 Direct Cyanidation of the Gravity Separation Tailing

To assess gold recovery potential by direct cyanidation, the gravity tailing, which contained approximately 96% of the total gold, were tested to examine the impact of grind size on leach gold extraction over the approximate size range of 150 to 75 µm (P_{80}).

Gold extraction improved with finer grinding for all samples, however, as results from the combined gravity separation and direct cyanide leaching of the gravity tailing tests were somewhat disappointing, further direct rock leach testing was not pursued.

13.2.4 Flotation Development Testwork

13.2.4.1 Rougher Flotation Testwork

Most of the flotation development testwork was completed on the same gravity separation tailings used in the gravity tailing cyanidation investigation. Five kinetic concentrates were collected over 25 minutes. Test products were dried, weighed, and assayed for gold and sulphide sulphur. Rougher tailing was subjected to particle size analysis. Natural pH and oxidation-reduction potential ("ORP") were monitored throughout each test.

General rougher flotation kinetics tests conditions are shown in Table 13.1

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TABLE 13.1 **ROUGHER FLOTATION OF GRAVITY TAILING, TEST CONDITIONS**							
Stage	**Reagents added (g/t)**			**Time, minutes**			
				Grind	**Cond.**	**Froth**	
	PAX	**R208**	**MIBC**			**Stage**	**Cumul.**
Grind:				As required			
Rougher 1	20	10	10		1	2	2
Rougher 2	10	5	10		1	3	5
Rougher 3	10	5	10		1	5	10
Rougher 4	5	2.5	10		1	5	15
Rougher 5	5	2.5	10		1	10	25
Total	**50**	**25**	**50**		**5**	**25**	
Stage	Rougher						
Flotation Cell	4.5 L D-12						
Speed: r.p.m	1800						

Source: *SGS, Canada (2021)*
Note: *Cond. = condition, Cumul. = cumulative.*

Overall gravity + flotation gold recovery was in the 85 to 91% range for all three composites and was insensitive to grind size in the k_{80} 150 to 90 µm range. There was no significant consistent improvement in flotation performance attributed to finer grinding. Improvements in recovery at the finest grind size were generally <2%.

Mass pull was rather high in all tests in the series. Future flotation testing should examine whether mass pull might be reduced with gangue depression reagents, or other flowsheet adjustments, without significantly impacting gold recovery.

13.2.4.2 Cyanide Leaching of Flotation Concentrate

Rougher flotation concentrates completed on gravity separation tailing from composites MC-1, MC-2, and MC-3, were representatively divided by rotary pulp slitting into charges for subsequent cyanide leach development testing. The initial series of tests, CN13-CN16, CN18, and CN20, evaluated baseline standard flotation concentrate leaching conditions. In two tests on each composite gravity tailing, a coarse (~100 µm P_{80}) and a fine (~15-20 µm P_{80}) grind were examined.

Conditions for the testwork were as follows:

- Pulp Density = 25% solids (w/w);
- Pulp pH = 10.5 - 11 (maintained with lime);
- Cyanide Concentration = 1 g/L NaCN (maintained);
- Dissolved Oxygen = 6-8 mg/L O_2, maintained with air sparge (1 L/min); and
- Leach Retention Time = 72 hours, with kinetic pregnant solution samples at 6, 24 and 48 hours.

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 143 of 341 Additional tests were conducted applying telluride mineralization specific leach conditions . Tests CN 17 , CN 19 , and CN 21 were completed at the ~ 15 - 20 µm (P 80 ) grind target . The presence of refractory gold telluride mineralization has not been verified by mineralogy . However, the influence of these minerals is suggested by the tellurium head assays and the less than ideal natural response of the mineralized rock (gravity tailing) to standard, conservative, cyanide leach conditions . Conditions for the testwork were as follows :  Pulp Density = 25% solids (w/w);  Pulp pH = 12.3 - 12.4 (maintained with lime);  Cyanide Concentration = 2 g/L NaCN (maintained);  Dissolved Oxygen = ~20 mg/L O 2 , maintained with sparge;  Lead Nitrate Addition = 150 g/t Pb(NO 3 ) 2 ; and  Leach Retention Time = 72 hours, with kinetic pregnant solution samples at 6, 24 and 48 hours. After reviewing testwork results, a third series of tests was completed on flotation concentrates to examine an intermediate regrind size . CN 28 - CN 33 were conducted at ~ 30 to 55 µm P 80 and operation as CIL . Results are shown in Table 13 . 2 .

TABLE 13.2
FLOTATION CONCENTRATE CYANIDE LEACH TESTS RESULTS

Comp	CN Feed from Grav / Flot Test	CN Test	Grind Size, P_{80} (µm)	CN or CIL	Reagents (kg/t of CN Feed)				Au Extraction / Recovery (%)							Leach Residue Au (g/t)	Head Grade, Au (g/t)			
					Added		Consumed		CN (unit), hours				Grav Sep	Flot (unit)	Grav + Flot + Conc CN		CN Test (calc)	Flot Test (calc)	Grav Test (calc)	Direct
					NaCN	CaO	NaCN	CaO	6	24	48	72								
MC-1	G1/F10	CN13	103	CN	7.50	4.14	6.09	3.44	82	88	84	85.8	4.2	89.0	77.4	0.92	6.48	0.95	0.86	0.54
		CN28	33	CN	5.63	2.81	4.20	2.45	89	90	91.7	--			82.4	0.56	6.68			
		CN29		CIL	5.73	2.29	3.93	2.29	--	--	90.1	--			81.0	0.61	6.12			
		CN16	15	CN	8.14	4.44	6.92	3.80	97	94	95	96.3			86.3	0.44	11.6			
		CN17		CN	8.72	42.4	2.99	39.6	83	82	96	97.0			86.9	0.42	13.6			
MC-2	G2/F11	CN14	90	CN	7.62	4.95	6.53	4.21	63	92	89	91.3	4.2	90.9	83.7	17.9	206	20.5	19.4	19.4
		CN30	28	CN	5.80	2.09	4.24	1.80	92	93	94.7	--			86.7	7.60	144			
		CN31		CIL	6.26	2.54	4.52	2.07	--	--	95.1	--			87.0	7.72	156			
		CN18	17	CN	7.97	4.94	6.40	4.30	--	--	97	97.9			89.4	4.28	203			
		CN19		CN	9.70	42.0	3.72	39.3	--	99	99	97.4			89.0	4.83	183			
MC-3	G3/F12	CN15	117	CN	7.23	4.34	5.75	3.69	72	74	73	73.8	4.5	89.3	67.5	3.14	12.0	1.75	1.82	1.71
		CN32	55	CN	5.10	1.97	3.56	1.66	80	81	82.4	--			74.7	2.23	12.7			
		CN33		CIL	5.22	2.28	3.65	1.85	--	--	82.7	--			75.0	2.15	12.4			
		CN20	22	CN	7.32	3.29	5.81	2.79	86	90	86	86.7			78.5	1.74	13.1			
		CN21		CN	7.85	39.2	2.61	36.8	95	91	90	87.7			79.3	1.67	13.5			

Source: *SGS, Canada (2021)*

The blue tint indicates tests completed as Carbon-In-Leach ("CIL"). All others were completed without activated carbon.

The yellow tint indicates tests completed applying the telluride mineralization specific conditions described above.

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70 P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 145 of 341 Feed Size, P 80 , µm Source : SGS, Canada (2021) Without regrinding, leach unit gold extractions from flotation concentrates ranged from 73 (MC - 3 ) to 89% (MC - 2 ) . With regrinding to a very fine 15 to 17 µm (P 80 ), MC - 1 and MC - 2 concentrates gold extractions increased to ≥ 95% , while MC - 3 extraction improved to ~ 86 % at P 80 = 22 µm . Based on the trendlines shown in Figure 13 . 1 it appears that there may be additional gold extraction potential at even finer grind size . There was no significant improvement in cyanide leach performance with the application of the telluride specific conditions compared to the baseline conditions . Carbon - in - leach cyanidation was compared to leaching without carbon, however, there was no improvement in cyanide leach performance observed with the addition of gold recovery carbon . 13.2.4.3 Cyanide Leaching of Flotation Tailing A series of cyanide leach testwork was completed on the flotation tailing to determine what proportion of the gold lost to the final tailing was recoverable by cyanide leaching . Two tests were conducted on flotation tailing from three tests completed on the mineralized Composites . 120 100 80 60 40 20 0 MC - 2 Flot Conc MC - 3 Flot Conc 75 80 MC - 1 Flot Conc 85 90 95 Figure 13.1 presents a comparison of cyanide leach (unit) gold extractions relative to rougher concentrate regrind size. Note that the gold extractions represent 48 hours leach retention time. F IGURE 13.1 I MPACT OF R OUGHER C ONCENTRATE R EGRIND ON G OLD E XTRACTION 100

Conditions for the testwork were as follows:

- Pulp Density = 50% solids (w/w);
- Pulp pH = 10.5 to 11 (maintained with lime);
- Cyanide Concentration = 0.5 g/L NaCN (maintained) in CN22, CN24 and CN26 = 0.25 g/L NaCN (maintained) in CN23, CN25 and CN27;
- Dissolved Oxygen = 6 to 8 mg/L O_2, maintained with air sparge (1 L/min); and
- Leach Retention Time = 48 hours.

Results are shown in Table 13.3.

At least 54% of the gold (CN-23 on MC-1) contained in the rougher flotation tailing was extractable by simple cyanide leaching at 0.254 g/L NaCN (maintained). At 0.5 g/L NaCN, gold extractions from the tailings increased to ~70% in all cases.

While there are additional factors yet to be determined regarding the overall gold recovery flowsheet for Buckreef fresh rock, the flowsheet in Figure 13.2 appears to be metallurgically optimal at this time.

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 147 of 341 T ABLE 13.3 F LOTATION T AILING C YANIDE L EACH T ESTS R ESULTS Head Grade, Au (g/t) Leach Residue Au (g/t) Au Extraction / Recovery (%) CN unit, hours Reagents (kg/t of CN Feed) NaCN Conc (g/L) Grind Size, P 80 (µm) CN Test CN Feed from Grav / Flot Test Comp Flot Tail, (Avg) CN Test (calc) Consumed Added 48 24 6 CaO NaCN CaO NaCN 0.12 0.13 0.04 70.3 35 35 0.76 0.39 0.79 0.60 0.5 103 CN22 G1/F10 MC - 1 0.10 0.05 54.3 45 45 0.75 0.18 0.75 0.27 0.25 CN23 2.09 1.99 0.62 69.2 58 34 0.89 0.53 0.95 0.80 0.5 93 CN24 G2/F11 MC - 2 2.18 0.97 55.5 45 22 0.86 0.29 0.90 0.38 0.25 CN25 0.21 0.21 0.06 71.1 70 57 0.83 0.29 0.83 0.60 0.5 98 CN26 G3/F12 MC - 3 0.22 0.08 63.1 59 44 0.72 0.22 0.72 0.33 0.25 CN27 Source: SGS, Canada (2021)

F IGURE 13.2 C ONCEPTUAL T REATMENT F LOWSHEET FOR B UCKREEF F RESH R OCK Source: SGS, Canada (2021) Based on the more - or - less optimal performance of each of the flowsheet elements, the overall circuit performance presented in Tables 13.4 and 13.5 is predicted. P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 148 of 341

TABLE 13.4
OVERALL UNIT PROCESS GOLD RECOVERY DATA

Comp	Test	Gravity Separation					Rougher Flotation					Flot Conc Cyanidation			Rougher Tail Cyanidation			
		Grind Size, P_{80} (µm)	Concentrate			Tail Grade Au (g/t)	Grind Size, P_{80} (µm)	Concentrate			Tail Grade Au (g/t)	Grind Size, P_{80} (µm)	% Au Rec (unit)	Tail Grade, Au (g/t)	Grind Size, P_{80} (µm)	NaCN Conc, (g/L)	% Au Rec (unit)	Tail Grade, Au, (g/t)
			% Mass	Au (g/t)	% Au Rec			% Mass	Au (g/t)	% Au Rec (unit)								
MC-1	G1	152	0.04	101	4.2	0.98	103	11.0	10	89.0	0.12	103	85.8	0.92	103	0.5	70.3	0.04
												15	96.3	0.44		0.25	54.3	0.05
MC-2	G2	144	0.03	2,697	4.2	19.2	93	10.5	181	90.9	2.09	90	91.3	17.9	93	0.5	69.2	0.62
												17	97.9	4.28		0.25	55.5	0.97
MC-3	G3	145	0.03	250	4.5	1.71	98	12.5	12	89.3	0.21	117	73.8	3.14	98	0.5	71.1	0.06
												22	86.7	1.74		0.25	63.1	0.08

Source: SGS, Canada (2021)

TABLE 13.5
PREDICTED OVERALL CIRCUIT GOLD RECOVERY, BASED ON TESTWORK DATA

Comp	Gravity, Au Rec, (%)	Ro Flot, Au Rec, (%)	Flot Conc Size, µm (Regrind Y/N)	Flot Conc CN Leach, Au Rec, (%)	Flot Tail NaCN Conc, (g/L)	Flot Tail CN Leach, Au Rec, (%)	Overall Combined Au Recovery = Gravity + Flot Conc CN + Flot Tail CN. Assumes Ro Conc Reground and Ro Tail Leached at 0.5 g/L NaCN.
MC-1	4.2	85.3	No, 103	73.2	0.5	7.4	93.7
			Yes, 15	82.1	0.25	5.7	
MC-2	4.2	87.1	No, 90	79.5	0.5	6.0	95.5
			Yes, 17	85.3	0.25	4.8	
MC-3	4.5	85.3	No, 117	62.9	0.5	7.3	85.7
			Yes, 22	73.9	0.25	6.5	

Source: SGS, Canada (2021)

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 150 of 341 The values in red text in Table 13 . 5 indicate overall combined gold recoveries . Applying the conceptual flowsheet depicted in Figure 13 . 2 , maximum gold extractions were in the 94 to 95 % range with the one composite averaging 86 % gold extraction/recovery . 5. Baseline Environmental Characterization Testing The three metallurgical composites were submitted for basic acid rock drainage (“ARD”) testwork, including acid - base accounting (“ABA”) and net acid generation (“NAG”) testing . NAG tests indicated no acid generation at either pH 4 . 5 or 7 . 0 . 6. Conclusions and Recommendations Metallurgical testwork was completed on three mineralized samples and two waste - rock samples representing portions of the Buckreef Deposit . The objective of the program was to define the optimal gold recovery flowsheet for the design of a large gold process plant . Testing results indicate the following : Direct screened metallics gold head grades on the metallurgical composites ranged from 0 . 54 to 19.4 g/t Au. There was no indication of coarse liberated gold in the samples. Silver grades appeared to be approximately ≤2 g/t Ag in the mineralized composites. Graphitic carbon (< 0 . 05% ), arsenic (< 0 . 001% ), and antimony (< 0 . 002% ) assayed below their respective reporting limits, indicating no potential for refractory behaviour . Comminution testing indicated that all five composites were hard in Bond ball mill grindability terms . In Abrasivity terms, two of the metallurgical composites were classified as abrasive, with the third metallurgical composite classified as moderately abrasive . The waste composites were classified as mildly abrasive . Mineralogy studies (QEMSCAN - RMS) indicated that pyrite was the only significant sulphide mineral present in the samples . Gravity separation tests on the three metallurgical composites indicated no potential for commercial gravity separation . Flotation concentrate cyanide leach tests indicated gold recoveries improved by 10 to 15 % after regrinding rougher flotation concentrates particle size to P 80 values of 20 µm . Gold extractions of 96 to 98 % were achieved for two of the three metallurgical composite concentrates under optimal conditions . Flotation concentrate leach extraction from metallurgical composite concentrate was lower at approximately 87% . Approximately 70 % of gold lost to the rougher flotation tailing was recoverable by simple cyanide leaching . For two of the three metallurgical composites, overall gold recoveries in a flowsheet incorporating flotation, fine regrinding of the flotation concentrate and cyanide leaching of both the flotation

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 151 of 341 concentrate and the flotation tailing, were 93 . 7 and 95 . 5% . For the third metallurgical composite, overall gold recovery was 85 . 7% . Acid - base accounting and net acid generation tests indicated that the three mineralized samples will probably not be acid generating . 3. METALLURGICAL TESTWORK, TRX GOLD CORPORATION, 2023 In 2023 , a 6 , 500 - tonne bulk sample of sulphide mineralization was tested on site at Buckreef Gold’s existing process facility achieving an indicative gold recovery of 88 . 7% . Results are significant as approximately 90 % of Buckreef Gold’s Mineral Resource is in sulphide material . According to a TRX news release dated October 1 , 2024 , titled " Metallurgical Study Confirms Higher Gold Recoveries Attainable At Buckreef Gold ,” drill core from 18 metallurgical drill holes were blended into samples and then processed and tested against variable benchmarks within a processing flowsheet . 4. METALLURGICAL TESTWORK, SGS SOUTH AFRICA, 2024 In 2024 , SGS South Africa was commissioned to conduct metallurgical testwork on a master composite sample to determine the impact of grind on gold dissolution . The composite was generated from a blend of 11 composite samples and milled to target grinds of 80% - 53 μm, 80% - 38 μm and 80% - 25 μm . 200 g of the 80% - 53 μm grind was wet milled to a target grind of 80% - 5 μm . 13.4.1 Chemical Head Analysis 500 g of the master composite sample was pulverized and submitted for gold analysis in triplicate using fire assay with AAS finish . Test results indicated an average grade of 2 . 10 g/t Au . 2. Cyanidation Testwork A single bottle roll test was conducted for each of the target grinds and results demonstrated that gold dissolution increased from 81 . 2 to 92 . 5 % as the grind became finer . Sodium cyanide consumption and lime consumption were also higher for the finer grind . 3. Conclusion Metallurgical testwork completed on a master composite aimed to access the effect of finer grinding on gold dissolution . A gold dissolution of up to 92 . 5 % was recorded at the finest grind of 80% - 5 μm .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 152 of 341 13.5 BUCKREEF GOLD PROJECT, 2024 – 2025 The Buckreef Gold Project is operating a process plant with a current average capacity of 1 , 439 tonnes per day (“tpd”) with 1 . 21 g/t Au head grade, and 72 . 2 % Au recovery average . Operational data from September 2024 to February 2025 is presented in Table 13 . 6 . T ABLE 13.6 B UCKREEF O PERATIONAL D ATA Approx. Daily Tonnage Recovery (%) Head Grade (g/t Au) Tonnes Processed Month 1,191 72.5 1.28 33,349 Feb 2025 1,314 73.0 1.03 40,728 Jan 2025 1,265 71.2 1.09 39,224 Dec 2024 1,341 71.5 1.25 40,223 Nov 2024 1,776 74.0 1.38 55,048 Oct 2024 1,749 71.2 1.22 52,461 Sep 2024 1,439 72.2 1.21 43,506 Average Source : TRX (2025) The existing Buckreef process facility is complete with two trains of three - stage crushing, four closed circuit ball mills, eleven carbon - in - leach (“CIL”) tanks, and complete elution (less reactivation kiln), electrowinning, and carbon reactivation for the production and sale of gold doré . A proposed expansion to the facility will be completed in two phases . Phase 1 has a production target rate 1 , 750 tpd ( 636 , 738 tonnes per annum (“tpa”)) for the YR 1 and YR 2 with capital expenditures for the following major equipment :  Flotation Circuit: trash screens, reagent conditioning tank, and five Metso e50 tanks cells (50 m 3 /cell) and blower system;  Flotation Concentrate Regrind Mill: High Intensity Grinding (“HIG”) Metso HIG700;  Pumping & Cycloning within Regrind Circuit;  Concentrate Leach Feed Thickener: 16.5 m diameter;  Two additional CIL Tanks to treat Flotation Concentrate;  Flotation Tailings Thickener: 16.5 m diameter;  4 tpd Elution Circuit; and  Associated Screens, Pumps, Reagent System, and upgraded Water System.

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 153 of 341 While in operations during Phase 1 , expansion will be underway for an increased production target rate of 3 , 000 tpd ( 1 , 080 , 000 tpa) for YR 3 . With a planned grinding target of P₈₀ at 100 – 150 µm, capital expenditures are planned for the following major equipment :  SAG mill circuit Surge Bin, Feeders, Conveyors;  SAG Mill: 7.32 m diameter x 3.75 m Effective Grinding Length, 3,500 kW;  Cyclone Cluster with SAG and Ball Mill(s) Circuit;  Reverting to Single Toggle Jaw Crusher: 750 m x 1,069 m for SAG mill feed prep; and  Cyanide Destruction System (to coincide with underground mine construction). The introduction of a flotation circuit to recover and regrind sulphide concentrates as well as regrinding, thickening, addition CIL capacity and elution circuit expansion is expected to improve overall process recovery to 88% .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 154 of 341 14.0 MINERAL RESOURCES ESTIMATE The Mineral Resource Estimate presented herein for the Buckreef Project has been prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43 - 101 and Form 43 - 101 F 1 , and in conformity with generally accepted “CIM Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines . Mineral Resources have been classified in accordance with the “CIM Standards on Mineral Resources and Reserves : Definition (2014) and Best Practices (2019)” as adopted by CIM Council . A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit . Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation . A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource . It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve . An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit . Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation . An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve . An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling . Geological evidence is sufficient to imply but not verify geological and grade or quality continuity . An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve . It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration . Mineral Resources are not Mineral Reserves and may not have demonstrated economic viability . There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve . Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure . The Authors are not aware of any known permitting, legal, title, taxation, socio - economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource Estimate .

The Authors consider that the block model Mineral Resource Estimate and Mineral Resource classification represent a reasonable estimation of the global mineral resources for the Buckreef Project with regard to compliance with generally accepted industry standards and guidelines, the methodology used for estimation, the classification criteria used and the implementation of the methodology in terms of Mineral Resource estimation and reporting. The Mineral Resources have been estimated in conformance with the requirements of the CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines as required by the Canadian Securities Administrators' National Instrument 43-101. The Mineral Resource Estimate has an effective date of April 15, 2025.

14.1 MAIN, NORTH, SOUTH, WEST AND EASTERN PORPHYRY DOMAINS

Wireframes were developed using Seequent Leapfrog Geo™ software. Mineral Resource estimation and variography were carried out using GEMS™ software. Open-pit optimization was performed using NPV Scheduler™ software.

The Qualified Persons responsible for this section are Messieurs Fred Brown, P.Geo., and Eugene Puritch, P.Eng., FEC, CET, both of P&E and independent Qualified Persons in terms of National Instrument 43-101 by reason of education, affiliation with a professional association, and past relevant work experience. A draft copy of this Technical Report has been reviewed by TRX for factual errors.

14.1.1 Drilling Data Supplied

The Buckreef Project includes the Buckreef Main, North, West and South domains and the Eastern Porphyry domains. For reporting purposes, the Main and North domains have been tabulated together.

TRX supplied exploration data as csv format tables for the Buckreef Project. The supplied exploration tables include collar, survey, Au assay, lithology and bulk density data. The supplied database contains a total of 983 unique collar records, of which 884 intersect the mineralized wireframes of the Mineral Resource Estimate (Table 14.1). The drilling extends approximately 2.2 km along strike (Figure 14.1). The coordinate system used is Arc 1960 / UTM Zone 36S (EPSG 21036).

TABLE 14.1
DRILLING SUMMARY

Type	Count	Total (m)
Main, North, West, South Zones		
DDH	284	70,150.28
Wedge	8	4,541.00
Metallurgical	19	2,367.70
RC	486	58,899.81
Subtotal	**797**	**135,958.79**

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TABLE 14.1 DRILLING SUMMARY		
Type	**Count**	**Total (m)**
Eastern Porphyry Zone		
DDH	25	211.6
RC	62	107.03
Subtotal	**87**	**11,924.82**
Total	**884**	**147,883.61**

Industry standard validation checks were carried out by the Authors on the supplied drilling database, and minor corrections made where necessary. The Authors typically validate a Mineral Resource database by checking for inconsistencies in naming conventions or analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value assay results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, and missing interval and coordinate fields.

No significant errors were noted with the supplied database. The Authors consider that the drilling database is suitable for Mineral Resource Estimation.

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F IGURE 14.1 B UCKREEF P ROJECT D RILL H OLE L OCATIONS Source: P&E (2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 157 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 158 of 341 14.1.2 Economic Considerations For Mineral Resource modeling, TRX supplied the economic parameters listed in Table 14 . 2 based on current operating results . The Authors have reviewed these economic parameters and consider that they are suitable for Mineral Resource estimation . The Mineral Resources have been reported using a cut - off of 0 . 42 g/t Au for Open Pit and 1 . 31 g/t Au for Out - Of - Pit Mineral Resources . T ABLE 14.2 E CONOMIC P ARAMETERS 1,900 US$/oz 80 Recovery % 6.72 Processing Cost US$/t 2.00 G&A Cost US$/t 10 Charges US$/oz 7.3 Royalty % 3.88 Mining Cost Open Pit US$/t 40.00 Mining Cost Underground US$/t 0.42 Cut - off Open Pit g/t Au 1.31 Cut - off Out - of - Pit g/t Au 14.1.3 Mineralized Domains Interpreted mineralization wireframes were developed by the Authors for the Buckreef and Eastern Porphyry systems based on logged drill hole lithology, assay grades and geological interpretation . The Authors identified continuous domains of mineralization from assay grades equal to or greater than 0 . 30 g/t Au with observed continuity along strike and down - dip, incorporating geological zones identified by TRX geologists . The selected intervals include lower grade material where necessary to maintain continuity between drill holes . Three - dimensional wireframes linking drill hole sections were subsequently constructed using the Leapfrog TM Radial Basis Function, with hanging wall and footwall surfaces snapped directly to the selected drill hole intercepts . A total of 135 individual mineralized domains were defined (Figure 14 . 2 , Appendix B) . The mineralized domain wireframes were used to back - tag the assay, bulk density and composite tables with unique rock codes (Table 14 . 3 ) . TRX also supplied oxide, transition and sulphide zone information based on the observed weathering of drill hole core, with highly weathered drill core logged as oxide, moderately weathered drill core logged as transition, and un - weathered drill core logged as fresh . The Authors note that the defined oxide and transition zones are volumetrically insignificant .

FIGURE 14.2 MINERALIZED DOMAINS


North
West
Main
South
Eastern
Porphyry
ELEV (Z)
1140.00
1040.00
940.00
840.00
740.00
640.00
540.00
440.00
340.00
EAST (X)

Source: *P&E (2025)*

TABLE 14.3 MINERALIZED DOMAINS		
Zone	**Domain**	**Rock Code**
Buckreef Main	BRM101	101
Buckreef Main	BRM103	103
Buckreef Main	BRM104	104
Buckreef Main	BRM106	106
Buckreef Main	BRM107	107
Buckreef Main	BRM108	108
Buckreef Main	BRM109	109
Buckreef Main	BRM110	110

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TABLE 14.3 **MINERALIZED DOMAINS**		
Zone	**Domain**	**Rock Code**
Buckreef Main	BRM111	111
Buckreef Main	BRM112	112
Buckreef Main	BRM113	113
Buckreef Main	BRM114	114
Buckreef Main	BRM115	115
Buckreef Main	BRM116	116
Buckreef Main	BRM117	117
Buckreef Main	BRM118	118
Buckreef Main	BRM119	119
Buckreef Main	BRM120	120
Buckreef Main	BRM121	121
Buckreef Main	BRM122	122
Buckreef Main	BRM123	123
Buckreef Main	BRM124	124
Buckreef Main	BRM125	125
Buckreef Main	BRM126	126
Buckreef Main	BRM127	127
Buckreef Main	BRM128	128
Buckreef Main	BRM129	129
Buckreef Main	BRM130	130
Buckreef Main	BRM131	131
Buckreef Main	BRM132	132
Buckreef Main	BRM134	134
Buckreef Main	BRM135	135
Buckreef Main	BRM136	136
Buckreef Main	BRM137	137
Buckreef Main	BRM138	138
Buckreef Main	BRM140	140
Buckreef Main	BRM142	142
Buckreef Main	BRM145	145
Buckreef Main	BRM146	146
Buckreef Main	BRM147	147
Buckreef Main	BRM148	148
Buckreef Main	BRM149	149
Buckreef Main	BRM150	150
Buckreef Main	BRM151	151
Buckreef Main	BRM153	153
Buckreef Main	BRM154	154
Buckreef Main	BRM156	156

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Table 14.3 Mineralized Domains		
Zone	**Domain**	**Rock Code**
Buckreef Main	BRM157	157
Buckreef Main	BRM159	159
Buckreef Main	BRM161	161
Buckreef Main	BRM162	162
Buckreef Main	BRM163	163
Buckreef Main	BRM164	164
Buckreef Main	BRM165	165
Buckreef Main	BRM169	169
Buckreef Main	BRM170	170
Buckreef Main	BRM171	171
Buckreef Main	BRM172	172
Buckreef Main	BRM174	174
Buckreef Main	BRM175	175
Buckreef Main	BRM176	176
Buckreef Main	BRM177	177
Buckreef Main	BRM178	178
Buckreef Main	BRM180	180
Buckreef Main	BRM181	181
Buckreef Main	BRM182	182
Buckreef Main	BRM183	183
Buckreef Main	BRM184	184
Buckreef Main	BRM185	185
Buckreef Main	BRM188	188
Buckreef Main	BRM189	189
Buckreef Main	BRM190	190
Buckreef Main	BRM191	191
Buckreef Main	BRM192	192
Buckreef Main	BRM193	193
Buckreef Main	BRM194	194
Buckreef Main	BRM195	195
Buckreef Main	BRM196	196
Buckreef Main	BRM197	197
Buckreef Main	BRM198	198
Buckreef Main	BRM199	199
Buckreef Main	BRM200	200
Buckreef Main	BRM201	201
Buckreef Main	BRM202	202
Buckreef Main	BRM203	203
Buckreef Main	BRM204	204

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TABLE 14.3 **MINERALIZED DOMAINS**		
Zone	**Domain**	**Rock Code**
Buckreef Main	BRM205	205
Buckreef Main	BRM206	206
Buckreef Main	BRM207	207
Buckreef Main	BRM208	208
Buckreef North	BRN301	301
Buckreef North	BRN302	302
Buckreef North	BRN303	303
Buckreef North	BRN304	304
Buckreef South	BRS503	503
Buckreef South	BRS504	504
Buckreef South	BRS507	507
Buckreef South	BRS508	508
Buckreef West	BRW601	601
Buckreef West	BRW602	602
Buckreef West	BRW603	603
Buckreef West	BRW604	604
Buckreef West	BRW605	605
Buckreef West	BRW606	606
Buckreef West	BRW607	607
Buckreef West	BRW608	608
Buckreef West	BRW609	609
Buckreef West	BRW610	610
Buckreef West	BRW611	611
Buckreef West	BRW612	612
Buckreef West	BRW613	613
Buckreef West	BRW614	614
Buckreef West	BRW615	615
Buckreef West	BRW617	617
Eastern Porphyry	EP701	01
Eastern Porphyry	EP702	02
Eastern Porphyry	EP703	03
Eastern Porphyry	EP704	04
Eastern Porphyry	EP705	05
Eastern Porphyry	EP706	06
Eastern Porphyry	EP707	07
Eastern Porphyry	EP708	08
Eastern Porphyry	EP709	09
Eastern Porphyry	EP710	10
Eastern Porphyry	EP711	11

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 163 of 341 T ABLE 14.3 M INERALIZED D OMAINS Rock Code Domain Zone 12 EP712 Eastern Porphyry 13 EP713 Eastern Porphyry 14 EP714 Eastern Porphyry 15 EP715 Eastern Porphyry 16 EP716 Eastern Porphyry 17 EP717 Eastern Porphyry 18 EP718 Eastern Porphyry 19 EP719 Eastern Porphyry 20 EP720 Eastern Porphyry 21 EP721 Eastern Porphyry 14.1.4 Data Analysis The average nearest neighbour collar distance for the Buckreef drill holes is 17.6 m. The average nearest neighbour collar distance for the Eastern Porphyry is 32.2 m. The average length of the Buckreef diamond drill holes for all domains is 247.01 m. The average length of the Buckreef RC drilling is 121.19 m. The average length of the Eastern Porphyry diamond drill holes is 211.60 m. The average length of the Eastern Porphyry RC drilling is 107.03 m. Summary statistics for the assay data are listed in Table 14.4. T ABLE 14.4 A SSAY S UMMARY S TATISTICS A U G / T Maximum Minimum CoV Std Dev Mean N Zone 416.50 0.0001 2.75 6.06 2.21 15,161 Buckreef Main 13.07 0.005 1.29 1.56 1.21 362 Buckreef South 43.05 0.0001 1.95 4.18 2.15 463 Buckreef West 83.90 0.0001 3.13 4.79 1.53 1232 Eastern Porphyry 416.50 0.0001 2.75 5.88 2.14 17,218 Total Note: N = total number/population total, Std Dev = standard deviation, CoV = coefficient of variation. Bulk density measurements for the Buckreef Project were determined by TRX using the water immersion method on drill samples . A total of 453 samples were collected, and the average bulk density is 2 . 73 t/m 3 and the median bulk density is 2 . 70 t/m 3 (Table 14 . 5 ) .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 164 of 341 T ABLE 14.5 S UMMARY OF B ULK D ENSITY S TATISTICS Median Bulk Density (t/m 3 ) Avg Bulk Density (t/m 3 ) Maximum Bulk Density (t/m 3 ) Minimum Bulk Density (t/m 3 ) Count Zone 2.71 2.72 3.19 2.28 342 Buckreef Domains 2.70 2.74 4.27 2.20 111 Waste 2.70 2.73 4.27 2.20 453 Total 14 . 1 . 5 Compositing Constrained assay sample lengths within the defined mineralized domains range from 0 . 10 m to 8 . 40 m, with an average sample length of 0 . 98 m, a median of 1 . 00 m and a mode of 1 . 00 m . A total of 85 % of the constrained samples have a length of 1 . 00 m . All constrained assay samples were composited to 1 . 00 m in order to ensure equal sample support . Length - weighted composites were calculated within the defined mineralized domains . A small number of un - sampled intervals in the data were treated as null intervals due to the presence of mining voids, backfill and surface rock piles . Residual composites tails less than 0 . 50 m were discarded . The composite data were visually validated against the mineralization wireframes and used to back - tag a rock code into the drill hole workspace . Composite summary statistics are listed in Table 14 . 6 . T ABLE 14.6 C OMPOSITE S UMMARY S TATISTICS A U G / T Maximum Minimum CoV Std Dev Mean N Zone 416.49 0.0001 2.84 5.64 1.98 15,287 Buckreef Main 13.07 0.0001 1.30 1.51 1.15 372 Buckreef South 43.05 0.0001 2.34 3.78 1.61 525 Buckreef West 83.70 0.0001 3.11 4.32 1.39 1,267 Eastern Porphyry 416.49 0.0001 2.85 5.43 1.91 17,451 Total Note: N = total number/population total, Std Dev = standard deviation, CoV = coefficient of variation. As a check on potential bias between diamond drill hole and reverse circulation grades, quantile - quantile plots for the Buckreef Main and Eastern Porphyry areas were generated from the composites (Figure 14 . 3 ) . The results indicate no significant bias between the sample populations .

FIGURE 14.3 QUANTILE-QUANTILE PLOTS


QQ Plot of DD vs RC: MAIN
DD Au g/t
1000
100
10
1
0.1
0.01
0.001
0.0001
0.0001
0.001
0.01
0.1
1
10
100
1000
RC Au g/t
QQ Plot of DD vs RC: EP
DD Au g/t
100
10
1
0.1
0.01
0.001
0.0001
0.0001
0.001
0.01
0.1
1
10
100
RC Au g/t

14.1.6 Treatment of Extreme Values

Capping thresholds were determined by the analysis of individual composite log-probability distributions. Composites are capped to the defined threshold prior to grade estimation (Table 14.7).

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TABLE 14.7
CAPPING THRESHOLDS

Rock Code	Count	Average	Cap g/t Au	Capped Avg	Number Capped	Capped Grade Reduction (%)
101	4,411	2.00	26	1.92	7	-4
103	731	1.32	8	1.30	5	-1
104	72	0.94	6	0.90	2	-4
106	52	1.51	7	1.39	2	-8
107	26	1.10	3	0.92	2	-16
108	99	1.85	8	1.71	6	-7
109	60	0.35	2	0.32	1	-10
110	44	0.79	6	0.77	1	-1
111	3	0.40	1	0.40	0	0
112	102	1.37	4	0.75	8	-45
113	72	1.83	4	0.99	7	-46
114	40	0.62	2	0.62	1	0
115	151	1.87	8	1.49	7	-20
116	17	1.78	9	1.78	0	0
117	27	6.26	11	2.27	2	-64
118	64	1.93	8	1.77	3	-8
119	120	1.32	7	1.28	4	-3
120	6	3.63	20	3.63	0	0
121	11	0.31	1	0.30	1	-4
122	93	1.19	4	0.93	7	-21
123	4,737	2.60	60	2.57	8	-1
124	414	1.27	10	1.26	2	-1
125	87	1.20	4	0.96	6	-20
126	954	1.76	22	1.75	2	-1
127	71	2.08	9	1.65	4	-21
128	52	1.07	4	0.96	5	-10
129	220	0.75	4	0.73	3	-2
130	278	0.80	10	0.78	1	-2
131	20	0.93	5	0.93	0	0
132	223	1.15	8	1.14	1	-1
134	68	0.66	3	0.61	1	-8
135	57	2.75	8	1.52	3	-44
136	278	3.04	12	1.50	5	-51
137	108	3.01	9	2.22	12	-26
138	28	0.48	2	0.48	1	0
140	51	1.06	4	0.70	2	-34

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Table 14.7 **Capping Thresholds**						
Rock Code	**Count**	**Average**	**Cap g/t Au**	**Capped Avg**	**Number Capped**	**Capped Grade Reduction (%)**
142	71	1.32	5	1.28	2	-3
145	13	1.87	5	1.68	1	-10
146	79	0.91	5	0.86	3	-5
147	13	1.10	1	0.54	1	-51
148	9	0.70	5	0.70	0	0
149	98	1.79	10	1.53	4	-15
150	16	2.79	13	2.71	1	-3
151	52	1.01	3	0.69	1	-32
153	9	16.15	50	9.35	1	-42
154	8	0.78	3	0.78	0	0
156	43	0.25	2	0.25	0	0
157	21	0.87	3	0.87	0	0
159	37	1.03	3	0.93	3	-10
161	6	0.45	1	0.42	1	-7
162	23	0.80	4	0.73	1	-9
163	29	1.33	3	0.97	4	-27
164	8	2.55	25	2.55	0	0
165	79	1.51	7	1.49	2	-1
169	6	0.76	3	0.76	0	0
170	5	2.15	12	2.15	0	0
171	17	0.95	4	0.95	0	0
172	11	3.13	13	2.63	1	-16
174	6	1.09	6	1.09	0	0
175	34	2.57	13	2.38	2	-8
176	17	1.42	5	1.20	2	-16
177	20	0.52	3	0.51	1	-2
178	45	1.70	3	0.75	5	-56
180	14	1.38	4	1.20	1	-13
181	76	1.25	3	0.83	9	-34
182	41	0.82	6	0.82	0	0
183	8	1.66	9	1.66	0	0
184	14	0.88	2	0.88	0	0
185	12	2.58	10	2.51	1	-3
188	4	0.94	6	0.94	0	0
189	16	1.90	5	1.23	2	-35
190	10	0.78	2	0.78	0	0

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Table 14.7 Capping Thresholds						
Rock Code	**Count**	**Average**	**Cap g/t Au**	**Capped Avg**	**Number Capped**	**Capped Grade Reduction (%)**
191	11	1.43	8	1.43	0	0
192	4	0.73	4	0.73	0	0
193	18	0.49	2	0.49	0	0
194	33	0.51	3	0.51	0	0
195	15	2.34	4	1.30	3	-44
196	45	0.64	3	0.63	1	-1
197	17	0.48	3	0.48	0	0
198	5	0.93	8	0.93	0	0
199	4	0.33	1	0.33	0	0
200	25	1.13	3	0.53	1	-53
201	7	0.64	4	0.64	0	0
202	8	0.59	2	0.59	0	0
203	20	0.80	2	0.66	1	-17
204	45	0.82	4	0.82	0	0
205	15	2.03	15	2.03	0	0
206	19	0.51	2	0.51	0	0
207	5	0.91	6	0.91	0	0
208	8	0.56	1	0.46	1	-18
301	90	1.98	8	1.87	3	-6
302	41	0.62	8	0.62	0	0
303	17	0.73	8	0.73	0	0
304	18	0.55	8	0.55	0	0
503	229	1.34	5	1.26	7	-6
504	59	0.65	3	0.65	0	0
507	50	1.24	6	1.20	2	-4
508	34	0.63	2	0.42	3	-34
601	16	1.26	3	0.77	1	-39
602	27	3.13	16	2.98	1	-5
603	125	0.55	2	0.48	7	-14
604	71	3.09	5	1.31	9	-58
605	46	0.72	2	0.48	5	-33
606	15	3.05	15	3.05	0	0
607	30	0.37	1	0.17	3	-53
608	27	2.66	10	2.19	2	-18
609	34	0.96	4	0.79	1	-17
610	49	2.43	9	2.12	5	-13

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 169 of 341 T ABLE 14.7 C APPING T HRESHOLDS Capped Grade Reduction (%) Number Capped Capped Avg Cap g/t Au Average Count Rock Code 0 0 2.02 12 2.02 23 611 0 0 1.28 6 1.28 13 612 - 24 3 1.71 8 2.23 26 613 - 13 1 0.56 2 0.65 13 614 0 0 1.31 13 1.31 4 615 0 0 0.92 6 0.92 6 617 - 35 1 0.97 28 1.49 108 701 0 0 0.50 28 0.50 60 702 0 0 0.81 28 0.81 42 703 0 0 1.06 28 1.06 38 704 0 0 1.51 28 1.51 47 705 - 12 3 1.99 28 2.26 201 706 0 0 0.55 28 0.55 126 707 0 0 1.27 28 1.27 45 708 0 0 1.06 28 1.06 130 709 0 0 1.19 28 1.19 33 710 - 18 2 4.12 28 5.00 28 711 0 0 1.33 28 1.33 41 712 0 0 0.87 28 0.87 102 713 0 0 1.54 28 1.54 24 714 0 1 1.89 28 1.89 133 715 0 0 0.51 28 0.51 9 716 0 0 0.57 28 0.57 24 717 0 0 1.94 28 1.94 17 718 0 0 0.61 28 0.61 14 719 0 0 0.49 28 0.49 29 720 0 0 1.24 28 1.24 16 721 - 7 238 1.78 NA 1.91 17,451 Total 14.1.7 Continuity Analysis Three - dimensional continuity analysis (variography) was conducted on the uncapped Au composite data using isotropic median indicator semi - variograms for the Main and Eastern Porphyry Zones . The downhole variogram was viewed at a 1 . 0 m lag spacing (equivalent to the composite length) to assess the nugget variance contribution . Standardized spherical models were used to model the experimental semi - variograms . Modeled ranges for the semi - variograms were on the order of 48 m for the Eastern Porphyry and 80 m the Buckreef Main (Figure 14 . 4 ) . A range of 40 m ( 50 % of the modeled range of the Main Zone) was therefore selected as the basis for the Indicated Mineral Resource classification and a range of 20 m ( 25 % of the modeled range of the Main Zone) for the Measured Mineral Resource classification . F IGURE 14 . 4 S EMI - V ARIOGRAMS 14.1.8 Block Models A rotated block model was established with the block model limits selected to reflect the orientation of the mineralization and cover the extent of the mineralized domains (Table 14 . 8 , Appendix B) . The block model consists of separate attributes for estimated grade, rock code, volume percent, bulk density and classification attributes . The volume percent attribute is used to calculate the volume and tonnage that is contained within the constraining domains . Cross - sections and plans showing the block model gold grades are located in Appendix C . P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 170 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 171 of 341 T ABLE 14.8 B UCKREEF B LOCK M ODEL S ETUP Block Size Number of Blocks Origin Direction 2.5 m 892 389,840.192 Minimum X 5.0 m 566 9,657,550.0 Minimum Y 5.0 m 200 270 Minimum Z - 30 degrees anti - clockwise Rotation 9. Grade Estimation and Mineral Resource Classification A bulk density of 2 . 70 t/m 3 was assigned for the Buckreef (Main, North, West, South) domains based on the median bulk density measurement . A nominal value of 2 . 50 t/m 3 was assigned to the Eastern Porphyry Zone . Block grades for gold were estimated by Inverse Distance Cubed (“ID 3 ”) interpolation of capped composites using a minimum of four and a maximum of 12 composites . Composite samples were selected within a search ellipsoid oriented parallel to the observed mineralization . Sample selection was restricted to a maximum of three composite samples from a single drill hole . Search and grade estimation were constrained by the individual mineralized domains, which define hard boundaries for grade estimation . The parameters used to define the classification limits included the availability of bulk density and metallurgical information, spatial analysis, drill hole spacing, and the observed continuity of the mineralization . Mineral Resources were classified algorithmically based on the local drill hole spacing within each individual mineralized domain . For the Buckreef Project, block centroids within 20 m of three or more drill holes were classified as Measured Mineral Resources, and block centroids within 40 m of three or more drill holes were classified as Indicated Mineral Resources . All additional estimated blocks were classified as Inferred Mineral Resources . Subsequent to the initial classification, some blocks were re - classified using a maximum a - posteriori selection pass that corrected isolated classification artifacts and consolidated areas of similar classification into continuous shapes . 10. Mineral Resource Estimate NI 43 - 101 incorporates by reference the definition of, among other terms, “Mineral Resource” from the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources & Mineral Reserves (the “CIM Definition Standards (2014)” and Best Practices Guidelines (2019)) . Under the CIM Definition Standards, a Mineral Resource must demonstrate “reasonable prospects for eventual economic extraction” . Open - pit Mineral Resources reported herein have been constrained within an optimized pit shell (Figure 14 . 5 and Appendix E) . The results from the optimized pit shell are used solely for the purpose of reporting Mineral Resources and include Measured, Indicated and Inferred Mineral Resource classifications . Pit - constrained Mineral Resources are reported using a cut - off of 0 . 42 g/t Au . Out - of - pit Mineral Resources have been reported beneath the pit shell for areas that exhibit historical continuity and reasonable potential for extraction by cut and fill and long hole mining methods . Out - of - pit Mineral Resources are reported using a cut - off of 1 . 31 g/t Au . The Mineral Resource has an effective date of April 15 , 2025 (Tables 14 . 9 to 14 . 11 ) . F IGURE 14 . 5 O PTIMIZED P IT S HELL Source: P&E (2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 172 of 341

TABLE 14.9 PIT-CONSTRAINED MINERAL RESOURCE ESTIMATE AT 0.42 G/T AU CUT-OFF (1-6)			
Classification	**Tonnes (k)**	**Au (g/t)**	**Au (koz)**
Main Zone			
Measured	2,677.7	2.27	195.6
Indicated	1,869.6	2.01	120.9
Meas + Ind	**4,547.3**	**2.17**	**316.5**
Inferred	130.7	1.16	4.9
South Zone			
Measured	14.9	1.48	0.7
Indicated	0.7	0.82	0.0
Meas + Ind	**15.6**	**1.45**	**0.7**
Inferred	1.8	0.80	0.0
West Zone			
Measured	8.0	4.50	1.2
Indicated	44.6	2.67	3.8
Meas + Ind	**52.6**	**2.95**	**5.0**
Inferred	14.2	3.95	1.8
Eastern Porphyry Zone			
Measured	2.9	6.97	0.6
Indicated	1,144.1	2.38	87.4
Meas + Ind	**1,147.0**	**2.39**	**88.0**
Inferred	358.8	1.70	19.6
Total			
Measured	2,703.5	2.28	198.1
Indicated	3,059.0	2.16	212.1
Meas + Ind	**5,762.5**	**2.21**	**410.2**
Inferred	505.5	1.62	26.3

Notes:

1. *Mineral Resources, which are not Mineral Reserves, may not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.*
2. *The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.*
3. *The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.*
4. *Price used is US$1,900/oz Au.*

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 174 of 341 5. The pit - constrained cut - off grade of 0 . 42 g/t Au was derived from 80 % process recovery, US $ 21 . 04 /tonne process and G&A cost, and a royalty of 7 . 3% . The constraining pit optimization parameters were US $ 3 . 88 /t mining cost and 45 - degree pit slopes . The out - of - pit cut - off grade of 1 . 31 g/t Au was derived from 80 % process recovery, US $ 21 . 04 /tonne process and G&A cost, a US $ 40 /tonne underground mining cost, and a royalty of 7 . 3% . The out - of - pit Mineral Resource grade blocks were quantified below the constraining pit shell and within the constraining mineralized wireframes . Out – of - Pit Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole mining methods . 6. T ABLE 14.10 O UT - OF - P IT M INERAL R ESOURCE E STIMATE AT 1.31 G / T A U C UT - OFF (1 - 6) Au (koz) Au (g/t) Tonnes (k) Classification Main Zone 30.8 3.14 305.1 Measured 421.7 3.03 4,324.3 Indicated 452.5 3.04 4,629.4 Meas + Ind 571.1 2.39 7,418.6 Inferred South Zone 0.6 2.02 8.7 Measured 2.2 1.97 34.6 Indicated 2.8 1.98 43.3 Meas + Ind 2.9 1.73 52.0 Inferred West Zone 3.1 2.97 32.3 Measured 12.7 2.48 160.1 Indicated 15.8 2.56 192.4 Meas + Ind 3.8 2.00 59.7 Inferred Eastern Porphyry Zone 0 0.00 0 Measured 11.4 2.18 162.3 Indicated 11.4 2.18 162.3 Meas + Ind 74.4 2.76 840.0 Inferred Total 34.50 3.10 346.1 Measured 448.00 2.98 4,681.3 Indicated 482.50 2.99 5,027.4 Meas + Ind 652.20 2.42 8,370.3 Inferred Notes: 1. Mineral Resources, which are not Mineral Reserves, may not have demonstrated economic viability . The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio - political, marketing, or other relevant issues .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 175 of 341 2. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve . It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration . The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council . Price used is US $ 1 , 900 /oz Au . The pit - constrained cut - off grade of 0 . 42 g/t Au was derived from 80 % process recovery, US $ 21 . 04 /tonne process and G&A cost, and a royalty of 7 . 3% . The constraining pit optimization parameters were US $ 3 . 88 /t mining cost and 45 - degree pit slopes . The out - of - pit cut - off grade of 1 . 31 g/t Au was derived from 80 % process recovery, US $ 21 . 04 /tonne process and G&A cost, a US $ 40 /tonne underground mining cost, and a royalty of 7 . 3% . The out - of - pit Mineral Resource grade blocks were quantified below the constraining pit shell and within the constraining mineralized wireframes . Out – of - Pit Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole mining methods . 3. 4. 5. 6. T ABLE 14.11 B UCKREEF AND E ASTERN P ORPHYRY T OTAL M INERAL R ESOURCE E STIMATE (1 - 6) Au (koz) Au (g/t) Tonnes (k) Cut - off Au (g/t) Classification Main Zone 226.4 2.36 2,982.8 0.42/1.31 Measured 542.6 2.72 6,193.9 0.42/1.31 Indicated 769.0 2.61 9,176.7 0.42/1.31 Meas + Ind 576.0 2.37 7,549.3 0.42/1.31 Inferred South Zone 1.3 1.68 23.6 0.42/1.31 Measured 2.2 1.95 35.3 0.42/1.31 Indicated 3.5 1.84 58.9 0.42/1.31 Meas + Ind 2.9 1.70 53.8 0.42/1.31 Inferred West Zone 4.3 3.27 40.3 0.42/1.31 Measured 16.5 2.52 204.7 0.42/1.31 Indicated 20.8 2.64 245.0 0.42/1.31 Meas + Ind 5.6 2.37 73.9 0.42/1.31 Inferred Eastern Porphyry Zone 0.6 6.97 2.9 0.42/1.31 Measured 98.8 2.35 1,306.4 0.42/1.31 Indicated 99.4 2.36 1,309.3 0.42/1.31 Meas + Ind 94.0 2.44 1,198.8 0.42/1.31 Inferred Total 232.6 2.37 3,049.6 0.42/1.31 Measured

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 176 of 341 T ABLE 14.11 B UCKREEF AND E ASTERN P ORPHYRY T OTAL M INERAL R ESOURCE E STIMATE (1 - 6) Au (koz) Au (g/t) Tonnes (k) Cut - off Au (g/t) Classification 660.1 2.65 7,740.3 0.42/1.31 Indicated 892.7 2.57 10,789.9 0.42/1.31 Meas + Ind 678.5 2.38 8,875.8 0.42/1.31 Inferred Notes: 1. Mineral Resources, which are not Mineral Reserves, may not have demonstrated economic viability . The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio - political, marketing, or other relevant issues . The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve . It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration . The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council . Price used is US $ 1 , 900 /oz Au . The pit - constrained cut - off grade of 0 . 42 g/t Au was derived from 80 % process recovery, US $ 21 . 04 /tonne process and G&A cost, and a royalty of 7 . 3% . The constraining pit optimization parameters were US $ 3 . 88 /t mining cost and 45 - degree pit slopes . The out - of - pit cut - off grade of 1 . 31 g/t Au was derived from 80 % process recovery, US $ 21 . 04 /tonne process and G&A cost, a US $ 40 /tonne underground mining cost, and a royalty of 7 . 3% . The out - of - pit Mineral Resource grade blocks were quantified below the constraining pit shell and within the constraining mineralized wireframes . Out – of - Pit Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole mining methods . 2. 3. 4. 5. 6. 14.1.11 Validation The block models were validated visually by the inspection of successive section lines in order to confirm that the block models correctly reflect the distribution of high - grade and low - grade values (see Appendix C) . The average distance to the nearest composite by classification is as follows :  Measured: 10.9 m.  Indicated: 21.1 m.  Inferred: 64.4 m. The average estimated block grades by domain were compared to the average uncapped Nearest Neighbour block grade at a zero cut - off (Figure 14 . 6 ) . The results fall within acceptable limits for linear grade estimation (Table 14 . 12 ) .

FIGURE 14.6 NEAREST NEIGHBOUR COMPARISON


Scatterplot of Au Block Avg vs Au NN Avg
Au Block Avg g/t
10
1
0.1
0.1
1
10
Au NN Avg g/t

TABLE 14.12 COMPARISON OF ID^3 AND NN AVERAGE BLOCK GRADES			
Rock Code	**Au ID^3 (g/t)**	**Au NN (g/t)**	**Ratio ID^3/NN**
101	1.567	1.558	1.01
103	1.299	1.396	0.93
104	1.666	2.989	0.56
106	1.518	1.877	0.81
107	0.877	1.053	0.83
108	1.72	1.841	0.93
109	0.476	0.521	0.91
110	0.699	0.633	1.10
112	0.911	0.91	1.00
113	0.72	0.86	0.84
114	0.589	0.611	0.96
115	1.4	1.612	0.87
116	1.692	1.45	1.17
117	1.31	1.21	1.08
118	1.757	1.804	0.97

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Table 14.12 Comparison of ID^3 and NN Average Block Grades			
Rock Code	**Au ID^3 (g/t)**	**Au NN (g/t)**	**Ratio ID^3/NN**
119	1.147	1.152	1.00
120	4.467	4.752	0.94
121	0.26	0.251	1.04
122	0.916	0.927	0.99
123	2.254	2.185	1.03
124	1.245	1.25	1.00
125	0.926	0.962	0.96
126	1.484	1.505	0.99
127	1.413	1.184	1.19
128	1.315	1.305	1.01
129	0.821	0.77	1.07
130	0.972	0.983	0.99
131	1.006	0.883	1.14
132	1.087	1.033	1.05
134	0.61	0.579	1.05
135	2.229	2.38	0.94
136	1.083	1.345	0.81
137	1.566	1.625	0.96
138	0.579	0.586	0.99
140	0.951	0.891	1.07
142	1.31	1.284	1.02
145	1.704	2.108	0.81
146	1.388	1.34	1.04
147	0.55	0.6	0.92
148	0.709	0.834	0.85
149	0.943	0.959	0.98
150	2.951	1.677	1.76
151	0.823	0.808	1.02
153	9.432	8.098	1.16
154	0.611	0.524	1.17
156	0.416	0.475	0.88
157	0.758	0.669	1.13
159	1.14	1.075	1.06
161	0.412	0.386	1.07
162	0.801	0.931	0.86
163	1.088	1.116	0.97
164	2.414	2.686	0.90

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TABLE 14.12 COMPARISON OF ID^3 AND NN AVERAGE BLOCK GRADES			
Rock Code	**Au ID^3 (g/t)**	**Au NN (g/t)**	**Ratio ID^3/NN**
165	1.727	1.875	0.92
169	0.726	0.694	1.05
170	1.932	1.788	1.08
171	0.875	0.936	0.93
172	2.425	3.111	0.78
174	1.123	1.178	0.95
175	2.029	1.546	1.31
176	1.09	1.112	0.98
177	0.713	0.591	1.21
178	0.953	0.796	1.20
180	1.128	0.745	1.51
181	0.714	0.714	1.00
182	0.799	0.932	0.86
183	1.966	1.822	1.08
184	0.778	0.742	1.05
185	2.227	2.248	0.99
188	0.995	1.019	0.98
189	0.732	0.712	1.03
190	0.793	0.735	1.08
191	1.435	1.274	1.13
192	0.628	0.597	1.05
193	0.495	0.597	0.83
194	0.467	0.402	1.16
195	1.139	1.006	1.13
196	0.766	0.693	1.11
197	0.5	0.515	0.97
198	0.81	0.946	0.86
199	0.321	0.324	0.99
200	0.418	0.268	1.56
201	0.592	0.579	1.02
202	0.555	0.64	0.87
203	0.693	0.683	1.01
204	0.852	0.877	0.97
205	2.254	2.575	0.88
206	0.561	0.623	0.90
207	0.984	1.141	0.86
208	0.45	0.459	0.98

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Table 14.12 Comparison of ID^3 and NN Average Block Grades			
Rock Code	**Au ID^3 (g/t)**	**Au NN (g/t)**	**Ratio ID^3/NN**
301	1.32	1.353	0.98
302	0.615	0.611	1.01
303	0.554	0.539	1.03
304	0.694	0.709	0.98
503	1.052	1.055	1.00
504	0.709	0.632	1.12
507	1.12	1.15	0.97
508	0.716	1.097	0.65
601	0.813	1.161	0.70
602	2.9	2.077	1.40
603	0.419	0.48	0.87
604	1.104	1.147	0.96
605	0.584	0.627	0.93
606	2.899	2.478	1.17
607	0.426	0.507	0.84
608	1.84	1.834	1.00
609	1.206	1.000	1.21
610	1.595	1.104	1.44
611	2.101	1.481	1.42
612	1.012	1.049	0.96
613	1.66	1.239	1.34
614	0.636	0.63	1.01
615	0.625	2.458	0.25
617	0.578	0.567	1.02
701	1.139	0.734	1.55
702	0.675	0.638	1.06
703	0.727	0.702	1.04
704	1.142	0.978	1.17
705	1.304	1.768	0.74
706	1.863	1.591	1.17
707	0.68	0.568	1.20
708	1.228	1.085	1.13
709	1.271	1.299	0.98
710	1.232	1.591	0.77
711	4.066	3.445	1.18
712	1.547	1.889	0.82
713	0.856	0.986	0.87

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 181 of 341 T ABLE 14.12 C OMPARISON OF ID 3 AND NN A VERAGE B LOCK G RADES Ratio ID 3 /NN Au NN (g/t) Au ID 3 (g/t) Rock Code 1.71 1.083 1.856 714 0.97 1.618 1.577 715 0.82 0.625 0.513 716 1.01 0.626 0.632 717 1.12 1.863 2.092 718 0.78 0.906 0.705 719 1.00 0.708 0.709 720 1.04 1.451 1.508 721 0.98 1.501 1.474 Total The volumes estimated were also checked against the reported volume of the individual mineralized domains . Estimated volumes are based on partial block volumes at 0 . 001 g/t Au cut - off (Table 14 . 13 ) . The results fall within acceptable limits for grade estimation . T ABLE 14.13 V OLUME C OMPARISON Ratio Estimated Volume (k m 3 ) Wireframe Volume (k m 3 ) Rock Code 1.02 5,269.4 5,182.9 101 1.00 337.7 337.1 103 1.00 522.0 522.2 104 1.00 47.2 47.3 106 1.00 30.7 30.7 107 1.00 72.9 72.6 108 1.00 176.5 176.4 109 1.00 103.3 103.4 110 1.00 68.2 68.3 112 1.00 85.8 85.8 113 1.02 21.7 21.3 114 1.02 167.2 164.4 115 1.04 20.0 19.3 116 1.01 26.9 26.8 117 1.01 61.7 61.2 118 1.00 246.0 245.7 119 1.01 5.0 4.9 120 1.00 18.0 17.9 121 1.00 25.4 25.4 122 1.00 2,597.6 2,595.0 123

Table 14.13 Volume Comparison			
Rock Code	**Wireframe Volume (k m³)**	**Estimated Volume (k m³)**	**Ratio**
124	148.0	149.6	1.01
125	31.7	32.8	1.03
126	316.3	316.5	1.00
127	126.5	126.8	1.00
128	59.6	59.7	1.00
129	121.9	122.9	1.01
130	366.4	367.5	1.00
131	19.8	19.7	0.99
132	175.8	175.8	1.00
134	51.1	51.4	1.01
135	26.7	26.8	1.00
136	483.4	484.2	1.00
137	41.7	41.6	1.00
138	17.1	17.3	1.01
140	41.5	41.6	1.00
142	183.9	184.4	1.00
145	9.6	9.8	1.02
146	112.4	112.3	1.00
147	15.4	15.4	1.00
148	15.6	15.6	1.00
149	97.0	97.5	1.01
150	22.9	22.9	1.00
151	55.2	55.0	1.00
153	6.8	6.9	1.01
154	19.3	19.3	1.00
156	22.2	22.2	1.00
157	12.9	12.9	1.00
159	82.5	82.5	1.00
161	4.2	4.2	1.01
162	21.5	21.6	1.01
163	7.7	7.7	1.01
164	2.4	2.4	0.99
165	548.7	548.8	1.00
169	16.2	16.2	1.00
170	7.5	7.6	1.01
171	26.5	26.5	1.00
172	24.0	25.3	1.05
174	7.4	7.4	1.01
175	39.2	39.2	1.00

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Table 14.13 Volume Comparison			
Rock Code	**Wireframe Volume (k m^3)**	**Estimated Volume (k m^3)**	**Ratio**
176	12.5	12.5	1.00
177	17.4	17.4	1.00
178	20.2	20.3	1.01
180	9.5	9.5	1.00
181	16.9	17.8	1.05
182	93.1	93.1	1.00
183	15.3	15.3	1.00
184	45.9	45.8	1.00
185	48.5	48.6	1.00
188	1.7	1.7	1.01
189	2.6	2.7	1.04
190	3.0	3.3	1.10
191	47.5	47.4	1.00
192	12.9	12.9	1.00
193	39.9	39.9	1.00
194	55.1	55.2	1.00
195	33.6	33.7	1.00
196	86.1	86.1	1.00
197	25.2	25.2	1.00
198	2.4	2.4	1.01
199	10.0	10.2	1.02
200	38.5	38.7	1.00
201	1.6	1.6	1.01
202	8.4	8.5	1.01
203	14.0	14.2	1.01
204	55.4	55.4	1.00
205	6.6	6.5	0.99
206	31.9	32.0	1.00
207	1.6	1.7	1.04
208	9.9	10.0	1.01
301	485.0	486.4	1.00
302	130.9	132.0	1.01
303	50.8	51.7	1.02
304	36.0	36.3	1.01
503	71.3	72.0	1.01
504	23.4	23.4	1.00
507	100.6	101.0	1.00
508	64.0	63.9	1.00
601	6.8	6.9	1.01

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TABLE 14.13 VOLUME COMPARISON			
Rock Code	**Wireframe Volume (k m^3)**	**Estimated Volume (k m^3)**	**Ratio**
602	14.5	14.6	1.00
603	127.5	127.6	1.00
604	27.4	27.7	1.01
605	12.0	12.0	1.00
606	21.0	21.3	1.01
607	23.8	23.9	1.00
608	37.0	37.1	1.00
609	16.3	16.4	1.01
610	54.7	55.1	1.01
611	10.5	10.9	1.03
612	4.3	4.3	1.01
613	25.4	25.6	1.01
614	12.2	12.3	1.01
615	4.3	4.3	1.01
617	7.1	7.2	1.01
701	276.9	279.5	1.01
702	119.2	120.2	1.01
703	126.3	126.8	1.00
704	124.4	123.9	1.00
705	97.2	97.1	1.00
706	415.3	416.1	1.00
707	197.6	197.6	1.00
708	91.0	91.4	1.00
709	398.0	398.2	1.00
710	45.6	45.7	1.00
711	66.6	68.1	1.02
712	88.3	88.5	1.00
713	157.1	158.1	1.01
714	51.6	52.0	1.01
715	144.1	144.9	1.01
716	18.9	18.9	1.00
717	95.1	95.2	1.00
718	3.7	3.7	1.01
719	33.3	33.4	1.00
720	87.0	87.6	1.01
721	28.4	28.5	1.00
Total	**17,996.2**	**17,919.0**	**1.00**

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An additional validation check was completed by comparing the average grade of the uncapped composites in a block to the associated model block grade estimate (Figure 14.7). The results fall within acceptable limits for linear grade estimation.

FIGURE 14.7 BLOCK GRADES VERSUS COMPOSITE GRADES


Scatterplot of Au Block Grade vs Composite Avg
Block Grade Au g/t
100
10
1
0.1
0.1
1
10
100
Composite Avg Au g/t

14.2 STAMFORD BRIDGE DOMAIN

This Technical Report section summarizes the initial Mineral Resource Estimate of Stamford Bridge, newly discovered by a TRX drilling program. The Mineral Resource Estimate presented herein is reported in accordance with the Canadian Securities Administrators' National Instrument 43-101 and was estimated in conformity with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") "Estimation of Mineral Resource and Mineral Reserves Best Practice Guidelines" (November 2019) and reported using the definitions set out in the 2014 CIM Definition Standards on Mineral Resources and Mineral Reserves. Mineral Resources that are not converted to Mineral Reserves may not have demonstrated economic viability. Confidence in the estimate of Inferred Mineral Resource is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource Estimates.

The Stamford Bridge Mineral Resource Estimate with an effective date of April 15, 2025, was undertaken by Yungang Wu, P.Geo. of P&E, an independent Qualified Person in terms of NI 43-101.

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 186 of 341 All drilling and assay data were provided in the form of Excel data files by TRX . The Mineral Resource wireframes were intersected by eight drill holes totaling 1 , 408 . 6 m . A drill plan is presented in Appendix A . The Author validated the Mineral Resource database in GEMS by checking for inconsistencies in analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero - value assay results, out - of - sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, survey and missing interval and coordinate fields . Some minor errors were identified and corrected in the database . The Authors are of the opinion that the supplied database is suitable for Mineral Resource estimation . A single mineralized domain was defined with eight drill holes (Appendix B) . In order to regularize the assay sampling intervals for grade interpolation, a one metre compositing length was selected for the drill hole intervals that fell within the mineralized domain . Un - assayed intervals and below detection limit assays were set to 0 . 001 g/t Au . If the last composite interval in a drill hole was less than 0 . 25 m, the composite length for that drill hole interval was adjusted to make all composite intervals equal in length . This process would not introduce any short sample bias in the grade interpolation process . The constrained assay and composite statistics are summarized in Table 14 . 14 . T ABLE 14.14 B ASIC S TATISTICS OF A LL C ONSTRAINED R AW A U A SSAYS AND C OMPOSITES Capped Composites Composites Length Assays Variable 207 207 192 192 Number of Samples 0.001 0.001 0.45 0.005 Minimum Value g/t 18.00 24.24 1.00 24.30 Maximum Value g/t 3.86 3.89 0.92 4.41 Mean g/t 2.48 2.48 1.00 3.08 Median g/t 0.54 0.54 0.90 1.33 Geometric Mean g/t 20.26 21.30 0.03 23.29 Variance 4.50 4.62 0.17 4.83 Standard Deviation g/t 1.17 1.19 0.18 1.09 Coefficient of Variation Grade capping was investigated on the composites of the mineralized domain to ensure that the possible influence of erratic high values did not bias the database . Log - normal histograms and probability plots of Au composites were generated for the mineralized domain . The investigations concluded that the capping value of 18 g/t Au on one composite was appropriate . A semi - variography analysis was performed as a guide to determine a grade interpolation search strategy . Semi - variograms were attempted, however, it was not possible to develop any variograms due to the insufficient data population . A bulk density of 2 . 70 t/m 3 , the same as Buckreef domains, was applied for the Mineral Resource Estimate .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 187 of 341 The Mineral Resource block model was constructed using GEMS TM V6.8.4 modelling software, with the block model origin and size the same as Buckreef, presented in Table 14.15. T ABLE 14.15 B LOCK M ODEL S ETUP Block Size Number of Blocks Origin Direction 2.5 m 892 389,840.192 Minimum X 5.0 m 566 9,657,550.0 Minimum Y 5.0 m 200 270 Minimum Z - 30 degrees anti - clockwise Rotation All blocks in the rock type block model were initially assigned a waste rock code of 99 , corresponding to the surrounding country rocks . The mineralized domain was used to code all blocks within the rock type block model that contained 0 . 01 % or greater volume within the domain . A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domain . As a result, the domain boundaries were properly represented by the volume percent model ability to measure individual infinitely variable block inclusion percentages within that domain . Au block model grades were interpolated with Inverse Distance Cubed (“ID 3 ”) using capped composites . Two grade interpolation passes were executed for the grade interpolation to progressively capture the sample points in order to avoid over smoothing and preserve local grade variability . Grade blocks were interpolated using the parameters in Table 14 . 16 . T ABLE 14.16 B LOCK M ODEL G RADE I NTERPOLATION P ARAMETERS Search Range (m) No. of Composites Pass Minor Semi - Major Major Max per Hole Max Min 15 35 35 3 8 4 I 30 70 70 3 8 2 II In the Author’s opinion, the drilling, assaying and exploration work of the Stamford Bridge supporting this Mineral Resource Estimate are sufficient to indicate a reasonable prospect for eventual economic extraction and thus qualify it as a Mineral Resource under the CIM definition standards . The Mineral Resources were classified as Inferred based on geological interpretation and drill hole spacing . Block model vertical cross - sections and plans are shown in Appendix C . The Mineral Resource Estimate was derived from applying a cut - off grade of 1 . 2 g/t Au to the block model and reporting the resulting tonnage and grade for potentially underground mining methods . The Stamford Bridge Mineral Resource Estimate is tabulated in Table 14 . 17 .

Table 14.17 Stamford Bridge Mineral Resource Estimate (1-5)			
Classification	**Tonnage (k)**	**Au (g/t)**	**Contained Au (koz)**
Inferred	272	5.38	47

1. *Mineral Resources that are not Mineral Reserves may not have demonstrated economic viability.*
2. *The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.*
3. *The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could potentially be upgraded to an Indicated Mineral Resource with continued exploration.*
4. *The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.*
5. *The cut-off grade of 1.20 g/t Au was derived from 80% process recovery, US$21.04/tonne process and G&A cost, a US$35/tonne underground mining cost, and a royalty of 7.3%. Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole underground mining methods.*

Mineral Resources are sensitive to the selection of a reporting Au cut-off grade. The sensitivity to the Au cut-off is demonstrated in Table 14.18.

Table 14.18 Au Cut-off Sensitivity of the Mineral Resource Estimate			
Cut-off (g/t Au)	**Tonnage (k)**	**Au (g/t)**	**Contained Au (koz)**
3.0	190	6.85	42
2.5	207	6.50	43
2.0	225	6.17	45
1.5	252	5.69	46
1.2	**272**	**5.38**	**47**
1.0	288	5.14	48

The block model was validated using a number of industry standard methods including visual and statistical methods.

Visual examination of composites and block grades on successive plans and sections on-screen was conducted in order to confirm that the block model correctly reflects the distribution of sample grades.

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 189 of 341 Review of estimation parameters included:  Number of composites used for estimation;  Number of holes used for estimation;  Mean distance to sample used;  Number of passes used to estimate grade;  Mean value of the composites used; and  Grade of the closest point. A comparison of the Au mean composite grades and block model grades at a 0.001 g/t Au cut - off are presented in Table 14.19. T ABLE 14.19 A VERAGE G RADE C OMPARISON OF C OMPOSITES WITH B LOCK M ODEL Au (g/t) Data Type 3.89 Composites 3.86 Capped composites 3.61 Block model interpolated with ID 3* 3.59 Block model interpolated with NN** * Block model grade interpolated using Inverse Distance Cubed. ** Block model grade interpolated using Nearest Neighbour. A volumetric comparison was performed with the block model volume versus the geometric calculated volume of the domain solid and the difference is detailed in Table 14.20. T ABLE 14.20 V OLUME C OMPARISON OF B LOCK M ODEL WITH G EOMETRIC S OLID 138,948 m 3 Geometric Volume of the Solid 138,950 m 3 Block Model Volume 0.00% Difference 14.3 TOTAL MINERAL RESOURCE ESTIMATE Total Mineral Resources for the Buckreef Project including the Stamford Bridge domain are presented in Table 14 . 21 . The classification block model vertical cross - sections and plans are shown in Appendix D .

Table 14.21 Total Mineral Resource Estimate (1-7)				
Classification	**Cut-off Au (g/t)**	**Tonnes (k)**	**Au (g/t)**	**Au (koz)**
Main Zone				
Measured	0.42/1.31	2,982.8	2.36	226.4
Indicated	0.42/1.31	6,193.9	2.72	542.6
Meas + Ind	**0.42/1.31**	**9,176.7**	**2.61**	**769.0**
Inferred	0.42/1.31	7,549.3	2.37	576.0
South Zone				
Measured	0.42/1.31	23.6	1.68	1.3
Indicated	0.42/1.31	35.3	1.95	2.2
Meas + Ind	**0.42/1.31**	**58.9**	**1.84**	**3.5**
Inferred	0.42/1.31	53.8	1.70	2.9
West Zone				
Measured	0.42/1.31	40.3	3.27	4.3
Indicated	0.42/1.31	204.7	2.52	16.5
Meas + Ind	**0.42/1.31**	**245.0**	**2.64**	**20.8**
Inferred	0.42/1.31	73.9	2.37	5.6
Eastern Porphyry Zone				
Measured	0.42/1.31	2.9	6.97	0.6
Indicated	0.42/1.31	1,306.4	2.35	98.8
Meas + Ind	**0.42/1.31**	**1,309.3**	**2.36**	**99.4**
Inferred	0.42/1.31	1,198.8	2.44	94.0
Stamford Bridge Zone				
Inferred	1.20	272	5.38	47.0
Total				
Measured	0.42/1.31	3,049.6	2.37	232.6
Indicated	0.42/1.31	7,740.3	2.65	660.1
Meas + Ind	**0.42/1.31**	**10,789.9**	**2.57**	**892.7**
Inferred	0.42/1.20/1.31	9,147.8	2.47	725.5

Notes:

1. *Mineral Resources, which are not Mineral Reserves, may not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.*
2. *The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.*
3. *The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.*
4. *Price used is US$1,900/oz Au.*

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 191 of 341 5. The pit constrained cut - off grade of 0 . 42 g/t Au was derived from 80 % process recovery, US $ 21 . 04 /tonne process and G&A cost, and a royalty of 7 . 3% . The constraining pit optimization parameters were US $ 3 . 88 /t mining cost and 45 - degree pit slopes . The out - of - pit cut - off grade of 1 . 31 g/t Au was derived from 80 % process recovery, US $ 21 . 04 /tonne process and G&A cost, a US $ 40 /tonne underground mining cost, and a royalty of 7 . 3% . The out - of - pit Mineral Resource grade blocks were quantified below the constraining pit shell and within the constraining mineralized wireframes . Out – of - Pit Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole mining methods . The Stamford Bridge cut - off grade of 1 . 20 g/t Au was derived from 80 % process recovery, US $ 21 . 04 /tonne process and G&A cost, a US $ 35 /tonne underground mining cost, and a royalty of 7 . 3% . Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole underground mining methods . 6. 7.

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 192 of 341 15.0 MINERAL RESERVE ESTIMATE No NI 43 - 101 Mineral Reserve currently exists for the Buckreef Gold Mine Project . Any reference to historical non - compliant Mineral Reserve Estimates is summarized in Section 6 of this Technical Report . This section is not applicable to this Technical Report .

16.0 MINING METHODS

16.1 OPEN PIT MINING

The Buckreef Gold Mine has been an open pit operation since 2021. The currently mined Main Pit contains several gold veins hosted within a shear zone. Approximately 80% of the Buckreef Deposit is sulphide-hosted within fresh rock, whilst the remainder is available as oxide or transitional material near the surface. The upper portions of the Buckreef and Eastern Porphyry Deposits are near surface and lend themselves to conventional open pit mining methods. This PEA studies two open pits (Main Pit, Eastern Porphyry Pit) based on mined pit topography as of January 1, 2025, and the current Mineral Resource Estimate. There has been no mining to date at the Eastern Porphyry Pit. A recent aerial view of the Main Pit is presented in Figure 16.1.

FIGURE 16.1 AERIAL VIEW OF MAIN PIT LOOKING NORTH



Source: *TRX (2025)*

A mining contractor undertakes all drill and blast, loading, hauling, and mine site maintenance activities. Buckreef personnel provide overall mine management and technical services, such as mine planning, grade control, geotechnical, and surveying services.

The design of the open pit layouts and the mining schedule requires several steps. These are:

1. Run pit optimizations to select the optimal pit shell to be used for mine design;

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 194 of 341 2. Design an operational pit (with ramps and benches) based on the optimal pit shell; and 3. Develop a life - of - mine (“LOM”) open pit production schedule, based on supplying 1 , 750 tonnes per day ( 0 . 64 million tonnes per year) of mineralized feed to the process plant . 16.1.1 Open Pit Optimizations The Mineral Resource block model developed by the Authors is based on 2 . 5 x 5 . 0 x 5 . 0 m size blocks . The model was converted to a whole mineralization block model to account for dilution . Pit optimizations were completed on the diluted model using Datamine NPV Scheduler software . The optimization process produced a series of nested pit shells each containing mineralized material that is economically mineable according to a given set of physical and economic parameters . Deswik Stope Optimizer (“DSO”) was run on the diluted block model at the open pit cut - off grade . The blocks in the model within the solids were flagged as mineable by open pit . DSO was also run on an underground sub - cell block model at the underground cut - off grade, and blocks within the solids were flagged as mineable by underground . The two models were then overlain on a background waste model with the underground blocks taking priority over the open pit blocks, and waste blocks having the lowest priority, to create a single block model containing all three material types . NPVS was then run, assigning the pit parameters in Table 16 . 1 , with pit mining costs initially being assigned to all mining blocks . For each pit shell created, the remaining blocks coded for underground mining were assigned the underground mining cost to determine the value of their inclusion in the mining plan . Any blocks coded for open pit mining outside of each pit shell were treated as waste . Using these parameters, a pit shell optimizing economic balance of open pit and underground mining was created to maximize the project NPV . The Main and Eastern Porphyry Zones were optimized together . It was assumed that waste rock materials would be hauled approximately 1 km from the Main Pit to a nearby waste rock storage facility, and approximately 0 . 5 km from the Eastern Porphyry Pit to the waste rock storage facility . For grade control purposes, it was assumed that process plant feed material would be mined on 10 m benches using two 5 m high flitches . A base case gold price of $ US 1 , 900 /oz was used for pit optimization . The optimization analysis included Measured, Indicated, and Inferred Mineral Resources . Revenue factors from 1 % to 120 % were applied in the optimization, with the base case being 100% . Operating costs and process plant recoveries were based on Q 2 2024 actuals .

TABLE 16.1 PIT OPTIMIZATION PARAMETERS		
Parameter	**Units**	**Value**
Resource Classification		Measured, Indicated, Inferred
Gold Price	US$/oz	1,900
Selling Cost	US$/oz	10
Royalty	%	7.3
Open Pit Operating Costs		
Mining Overburden/Saprolite	$/t	2.51
Mining Transition	$/t	3.69
Mining Sulphide	$/t	3.88
Processing Saprolite	$/t	15.01
Processing Transition	$/t	16.50
Processing Sulphide	$/t	16.50
G&A Saprolite	$/t	6.03
G&A Transition	$/t	6.53
G&A Sulphide	$/t	6.96
Underground Operating Costs		
Mining Sulphide	$/t	40.00
Process Recovery		
Saprolite	%	88
Transition	%	82
Sulphide	%	80
Cut-off Grades		
Saprolite	g/t Au	0.42
Transition	g/t Au	0.50
Sulphide	g/t Au	0.52
Optimization Slope Angle		
Saprolite	degrees	26
Transition/Sulphide	degrees	52

16.1.2 Optimization Result

The results of the optimization are shown in Figure 16.2. Given the optimization methodology noted above, the Revenue Factor 100% pit shell was selected as the basis for the open pit design. This resulted in a smaller pit shell than traditional optimizations that were run without open pit / underground mineralization flagging.

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FIGURE 16.2 PIT OPTIMIZATION RESULTS


BUCKREEF OPTIMIZATION WITH UG OPTION
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
0
NPV ($, @ 5%)
0%
20%
40%
60%
80%
100%
120%
Revenue Factor
100% revenue factor shell used for pit design
NPV (@ 5%)

16.1.3 Pit Designs

The pit designs were developed using the selected optimized shell as a guide.

Engineering of the pit designs examined preferred access points along the pit periphery, and then added benches, ramps and haul roads according to the parameters shown in Table 16.2. Single lane haul roads and ramps were used in the bottom benches of the pits to minimize the addition of excess waste rock from expanding the pit walls outwards more than required.

TABLE 16.2
PIT DESIGN PARAMETERS

Parameter	Specifications
Inter-Ramp Angle	26° to 56° See Table 16.3
Haul Road Width (Double / Single)	14 m / 10 m
Haul Road Gradient	10%

The Main and Eastern Porphyry open pit designs are shown in Figure 16.3.

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FIGURE 16.3 OPEN PIT DESIGNS MAIN AND EASTERN PORPHYRY PITS (PLAN VIEW)


391,000 E
391,500
392,000 E
9,658,500 N
9,658,000 N
9,657,500 N
MAIN PIT
EAST PIT
0 100 200
METRES
TRX GOLD CORP
BUCKREEF PROJECT
PLAN VIEW SHOWING
UG-OP OPTION
MAIN AND EAST PIT DESIGNS
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE 1: 7,000
May 16, 2025

16.1.4 Geotechnical Studies

An open pit slope geotechnical study for the Main Pit was prepared by Terrane Geoscience Inc. The report is dated December 20, 2023 and titled "Prefeasibility Geotechnical Assessment: Buckreef Gold Project". The design pit slopes are summarized in Table 16.3 and the design sectors are presented in Figure 16.4. The Terrane bench heights in the 2023 study were set out in 15 m increments. The Authors modified the bench heights to 10 m increments to suit current mining layouts.

Given the close proximity of the Eastern Porphyry Pit to the Main Pit, the same slope criteria were assumed to be applicable to both pits.

P&E Mining Consultants Inc. *Page 197 of 341*
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473

TABLE 16.3 PIT SLOPE CRITERIA						
Design Sector	**Geotechnical Domain**	**Slope Orientation (°)**	**Bench Face Angle (°)**	**Inter-Ramp Angle (°)**	**Bench Height (m)**	**Berm Width (m)**
Overburden	Overburden	All	30			
SAP	SAP	All	45	26	5	5.25
TRA	TRA	All	65	42	10	6.44
NW1	MI/FP	90-150	80	56	20	9.96
NE-1	MI	270-340	80	56	20	9.96
SW-1	MI	70-95	80	56	20	9.96
SW-2	MI	96-140	73	51	20	10.08
SE-1	MI	270-320	80	56	20	9.96

FIGURE 16.4 OPEN PIT DESIGN SECTORS (PLAN VIEW)


TRX GOLD
BUCKREEF GOLD PROJECT
PRE-FEASIBILITY GEOTECHNICAL
INVESTIGATION
FIGURE 10:
OPEN PIT
DESIGN SECTORS
Scale: 1:10,000
Date: 11/12/2023
Drawn: MWF
Checked: ATG
Approved: ATG
Figure 10
Legend
Geotechnical Domains
Saprolite
Transition
Felsic
Mafic (North and South)
Structural Domains
Saprolite and Transition
Felsic
Mafic North
Mafic South
Design Sector Boundary
0
150
300 m
TERRANE
GEOSCIENCE INC.
www.terranegeoscience.com
Notes:
1) Coordinates in meters
2) WGS 84 / UTM zone 36S
3) Proposed pit outline adapted from SRK Case D optimization Pit provided by SGS, August 2023
4) Geology adapted from SRK data provided by SGS, August 2023
SAP
TRA
NW-1
NE-1
SW-2
SW-1
SE-1
N

Source: *Terrane (2023)*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473
Page 198 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 199 of 341 5. Hydrogeological Studies Terrane conducted packer testing as part of a Pre - Feasibility investigation . The data showed a weakly defined decrease of hydraulic conductivity from surface to depths (along the included drill hole) of ~ 340 m and a general overall low hydraulic conductivity rock mass . No upward hydraulic gradients (artesian flow) were noted during the geotechnical drilling campaign . Based on the relatively low hydraulic conductivities, Terrane assumed that slope depressurization will occur naturally (i . e . without active measures such as wells or horizontal drains) to a distance up to 15 to 30 m behind the open pit slope face . This zone was assumed to occur due to natural discontinuities and blast damage of the excavated faces . During a recent site visit, the Author observed that the Main Pit has encountered water from mining below the water table . Water quantities have been relatively easy to pump to keep the active open pit floors dry . No quantitative information is available to adequately predict the expected water inflow into the open pits . The Company is responsible to supply and operate pit dewatering pumps and pipelines to keep the open pits dry and operable . Water is not anticipated to present an issue, however, the roads do become slick during the rainy season, and sheeting ramps with finely - blasted waste rock is necessary . 6. Mining Dilution and Losses Dilution and losses will occur during mining . It is assumed that waste rock and low - grade mineralization surrounding the mineralized zones would be mixed with the process plant feed during mining, thereby causing dilution . To address dilution, the block model was converted from an XYZ 2 . 5 m x 5 m x 5 m percent GEMS TM model to a whole block selective mining unit (“SMU”) model . This results in waste and process plant feed being combined into a single block . Most of the waste dilution will occur in blocks along the wireframe edges, with little dilution to blocks within the mass of the mineralization . In some case, the resulting block grade may be below cut - off grade, in which case that block would be considered a feed loss . In other cases, the block grade may decrease, however, remain above cut - off grade . That would result in an increase in feed tonnage albeit at a lower grade . Hence the SMU model is considered a diluted model and was used for open pit production scheduling . The amount of dilution varies depending on the vein width . Table 16 . 4 summarizes the net dilution at an overall average of approximately 18 % by tonnage and 15 % by grade . Dilution at the Eastern Porphyry Pit is estimated to be higher than at the Main Pit since the veins are generally narrower . The diluted SMU model was compared to the Buckreef dig plans over the period September to December 2024 and the two sets of data compared within 3 % of contained gold ounces .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 200 of 341 T ABLE 16.4 N ET D ILUTION (C OMBINES D ILUTION AND M INING L OSS ) Grade Feed Tonnes Pit 12% 14% Main 21% 27% Eastern Porphyry 15% 18% Average 16.1.7 Open Pit Process Plant Feed The total open pit process plant feed of 3 . 7 Mt consists of 52 % Measured Mineral Resource, 44 % Indicated Mineral Resource, and 4 % Inferred Mineral Resource . Table 16 . 5 summarizes the breakdown of the Mineral Resource classification by open pit and currently stockpiled mineralization on site as of January 1 , 2025 . T ABLE 16.5 O PEN P IT F EED C LASSIFICATION Au (g/t) Total (Mt) Au (g/t) Stockpile (Mt) Au (g/t) Eastern Porphyry Pit Feed (Mt) Au (g/t) Main Pit Feed (Mt) Mineral Resource 1.96 1.94 0.90 0.27 4.61 0.01 2.13 1.67 Measured 1.75 1.65 0.00 0.00 1.98 1.00 1.40 0.64 Indicated 1.87 3.59 0.90 0.27 1.99 1.01 1.93 2.31 Meas & Ind 1.28 0.13 0.00 0.00 1.37 0.10 0.98 0.03 Inferred The mine production plan utilizes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them to be classified as Mineral Reserves . It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration . 16.1.8 Open Pit Mining Schedule The diluted tonnages are used as the planning basis for the open pit production schedule . The open pit mine schedule consists of approximately four years of production . The total quantity of open pit and currently stockpiled material sent to the process plant is estimated at 3 . 7 Mt, and includes 0 . 8 Mt of low - grade mineralization that will be stockpiled during mining and processed at the end of the Project life . Of the 3 . 7 Mt, approximately 3 . 5 Mt at an average grade of 1 . 92 g/t Au is material mined from the open pits, and 0 . 2 Mt is material that is currently stockpiled . The average strip ratio is 6 . 0 : 1 . The target processing rate is approximately 639 , 000 tonnes per annum for the first two years, or 1 , 750 tpd, increasing to 1 , 080 , 000 tonnes per annum in year three, or 3 , 000 tpd . Table 16 . 6 presents the production schedule and mining sequence .

Table 16.6 **Annual Open Pit Production Schedule**						
Item	**Units**	**Total**	**YR1**	**YR2**	**YR3**	**YR4**
Total Material Mined	kt	24,153	7,200	7,200	7,200	2,553
Waste Rock	kt	20,701	6,564	6,190	6,035	1,910
Strip Ratio	w:o	6.00	10.33	6.13	5.18	2.97
Mined Plant Feed	**kt**	**3,453**	**636**	**1,009**	**1,165**	**643**
Mined Grade	**g/t Au**	**1.92**	**1.67**	**1.75**	**1.97**	**2.36**
Mined Main Pit Feed	kt	2,346	636	992	512	207
Mined Main Pit Grade	g/t Au	1.92	1.67	1.76	1.91	3.44
Mined East Pit Feed	kt	1,107	0	17	653	436
Mined East Pit Grade	g/t Au	1.94	0.00	1.23	2.02	1.85
Processed Feed	**kt**	**2,884[1]**	**639**	**639**	**1,066**	**540**
Processed Grade	**g/t Au**	**1.85**	**1.74**	**2.32**	**2.09**	**2.67**
Process Recovery	%	82	75	80	85	88
Recovered Gold	**kozs**	**166.6**	**26.8**	**38.1**	**60.9**	**40.8**

Notes: *1. 838 kt of low grade feed is stockpiled and processed at the end of the Project LOM.*
The potential process plant feed tonnages contain Measured, Indicated and Inferred Mineral Resources. The reader is cautioned that Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves, and there is no certainty that value from such Mineral Resources will be realized either in whole or in part.

16.1.9 Open Pit Mining Practices

Mining operations are conducted 24 hours per day and 7 days per week throughout the entire year.

Most of the remaining material to be mined will require drilling and blasting to some degree, except for oxide material near surface that is free digging. The mining contractor provides both emulsion and stick powder explosives, with the Company preference for lower-cost emulsion whenever possible. A new emulsion storage facility has recently been installed.

The contractor has the following equipment on site:

- Cat 374 excavator;
- Cat 350 excavator;
- 2 x Liebherr 945 excavators;
- 4 x Bell 45 t ADT haul trucks;
- 5 x Cat AD40 ADT haul trucks;
- 15 x 20 t on-highway rear dump trucks; and
- 4 top-hammer production drills, 115 mm bit diameter.

The contractor has indicated that it will acquire more ADT haul trucks if required. The primary mining operation is supported by the contractor's fleet of equipment consisting of track dozers, road graders, watering trucks, maintenance vehicles, and service vehicles.

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 202 of 341 The Company currently has a fleet of equipment for construction projects and ROM work, consisting of 8 x 20 t trucks, 3 x Cat 350 excavators and 2 x Cat 320 excavators . This fleet is available for mining on an as - needed basis . 10. Waste Rock Storage Facilities Waste rock from the Main Pit is currently being placed on the South Waste Dump, which is almost full . A new waste rock facility has been prepared just east of the Eastern Porphyry Pit and has been designed to store both remaining Main Pit and Eastern Porphyry Pit waste rock . 11. Feed Stockpile During production, excess process plant feed is planned to be mined, and will be placed into a stockpile . The stockpiled material will be processed if there is a shortage of process plant feed during open pit mining . The stockpiled material will be depleted by the end of the four - year open pit mine life . Additionally, low - grade material less than 1 . 0 g/t Au will be stockpiled . This material will be available during underground mining in case of a shortfall, and is scheduled to be processed after underground mining is completed . Existing feed grade and low grade stockpiles at the beginning of open pit production are estimated at 73 , 000 tonnes at 1 . 23 g/t Au and 205 , 000 tonnes at 0 . 78 g/t Au . 12. Mine Support Facilities The Buckreef Gold Mine contains mining infrastructure such as mine offices, drill core shack, warehousing, storage areas and a fuel and lube station . The contractor has provided its own maintenance facilities . 16.2 UNDERGROUND MINING Extraction of mineralization from the underground (“UG”) portion of the Buckreef Project will be through longhole (“LH”) sublevel mining with cemented paste backfill (“PF”) . The UG portion of the Project comprises three Zones, the Buckreef Main (“Main”), Eastern Porphyry (“East”) and Stamford Bridge (“Stamford”) Zone . Each Zone is covered by a separate block model . The Main Zone is comprised of a series of sub - parallel veins extending from surface (where there is an active open pit (“OP”) operation) to a depth in excess of 950 m, with a strike of over 2 km . Approximately 250 m east of the North Zone is a recently discovered satellite Zone referred to as the Stamford Bridge Zone, with a strike of approximately 200 m and vertical extents (limited by drilling) of approximately 50 to 170 m below surface topography . Lastly, approximately 800 m east of the Main Zone is the East Zone, with a strike of roughly 600 m and extending to a depth of approximately 250 m below surface .

The underground has been nominally subdivided into five mining areas:

- North:
  - Stopes and development in the Main Zone on the northern side of the central fault intersecting the Main Zone.

- Stamford Bridge:
  - Stopes and development in the Stamford Bridge Zone, accessed from the North Zone development.

- South:
  - Stopes and development in the Main Zone on the southern side of the central fault intersecting the Main Zone.

- Satellite:
  - Stopes and development in the Main Zone on the southern side of the central fault that are isolated from the South Zone development. These stopes are generally located beneath an existing satellite pit to the south of the Main Pit.

- East:
  - Stopes and development in the Eastern Porphyry Zone.

Figure 16.5 shows the mine design and the five mining areas. Figure 16.6 shows a level plan for the North Zone on the 895 Level.

Levels have been spaced at nominal 30 m intervals, largely limited by equipment operating envelopes and the ability to minimize dilution on undulating veins. Capital development utilizes a 5 m W x 5 m H nominal profile, while operating development utilizes a 4 m W x 4 m H nominal profile. Vertical development utilizes either a 3 m W x 3 m L nominal profile or a 3.4 m diameter round profile. Haul trucks in the 50-tonne class will be utilized to move mineralized material and waste within the mine as necessary. 10-tonne load-haul-dump ("LHDs") will be used for production and for smaller-profile development tasks, 17-tonne LHDs will be used for larger-profile development and for 3-pass loading of haul trucks. Production drills utilizing 89 to 102 mm diameter holes will be used for production.

P&E Mining Consultants Inc. *Page 203 of 341*
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473

F IGURE 16.5 M INE D ESIGN , F IVE M INING A REAS (I SOMETRIC V IEW L OOKING SE) Source: P&E (2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 204 of 341

F IGURE 16.6 M INE D ESIGN , 895 L EVEL N ORTH S TOPES AND D EVELOPMENT T YPES (P LAN V IEW ) Source: P&E (2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 205 of 341

F IGURE 16.8 M INED T ONNES PER Y EAR BY M INING Z ONE - 3.60 3.00 2.40 1.80 1.20 0.60 - 1,200.0 1,000.0 800.0 600.0 400.0 200.0 Feed g/t Au Process Plant Feed kt 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 UG Year The UG production rate has been set at 3 , 000 tpd . For the majority of the UG LOM, the process plant feed will be a blend from the North and South Zones (including early targeting of the higher - grade Stamford Bridge Zone supplementing the North Zone feed) . From YR 11 to YR 14 , as the higher - grade South Zone mining blocks start to be depleted, feed from the South Zone is supplemented with tonnes from the East and Satellite Zones . Production levelling is utilized to limit the production from any one Zone to 1 , 650 tpd until YR 14 , at which point the South Zone is largely exhausted and the North Zone largely developed, allowing production from the North Zone to increase to a maximum of ~ 2 , 500 tpd . Tonnage, ounce and grade profiles for the UG are shown in Figure 16 . 7 to Figure 16 . 9 . F IGURE 16 . 7 U NDERGROUND F EED T ONNES AND G RADE UG Feed to Process Plant Process Tonnes Head Grade P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 206 of 341

F IGURE 16.9 P LANT F EED U NDERGROUND A U O UNCES PER Y EAR BY M INING Z ONE Over LOM, the UG is planned to produce 14 . 4 Mt of process plant feed with a grade of 2 . 22 g/t Au for a total contained 1 . 02 Moz Au . Approximately 89 % of this material is derived from production operations, with the remainder coming from development activities . Table 16 . 7 shows the distribution of tonnes and ounces in the mine plan from each of the mining Zones . A total of 3 . 43 Mt of development waste will be produced over LOM . Where practical this waste will be used to backfill secondary transverse stopes, however, it is expected that a minimum of 2 . 4 Mt of waste material will be brought to surface and placed on waste stockpiles . T ABLE 16.7 M INE P LAN C OMPONENTS BY M INING Z ONE Total 1 East Satellite South Stamford North Units Item 14,356 987 91 4,637 380 8,260 k Mined Tonnes 1,024.9 60.9 5.4 347.4 44.2 567.0 koz Au Contained Gold 2.22 1.92 1.83 2.33 3.62 2.13 g/t Au Gold Grade 1 Totals may not sum due to rounding. The material classification breakdown is shown in Table 16.8 . Inferred Mineral Resource makes up 50% of the contained ounces in 57% of the planned tonnes. T ABLE 16.8 M INE P LAN C OMPONENTS BY C LASSIFICATION Inferred Subtotal M&I 1 Indicated Measured Units Item 8,208 6,147 5,241 907 k Mined Tonnes 513.6 511.3 430.4 80.9 koz Au Contained Gold 1.95 2.59 2.55 2.78 g/t Au Gold Grade 1 Totals may not sum due to rounding. P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 207 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 208 of 341 1. Design Methodology 1. Net Process Revenue (NPR) Function Four different material types are present in the underground : overburden (“OB”), oxide, transition, and sulphide . Different process costs and recoveries are associated with sulphide, transition and oxide/overburden material . Prior to generating stope shapes, the block model was coded with a Net Smelter Revenue (“NSR”) function and Net Process Revenue (“NPR”) function as follows : ܰ ܵ ܴ = [ ܩ ݎ ܽ ݀ ݁ ܣ ݑ ] ∗ ( [ ܲ ݎ ݅ ܿ ݁ ܣ ݑ ] ∗ [ ܴ ݁ ܿ ݋ ݒ ݁ ݎ ݕ ] ∗ ( 1 − [ ܴ ݋ ݕ ܽ ݈ ݐ ݅ ݁ ݏ % ]) − [ ܥ ݋ ݏ ݐ ܵ ܽ ݈ ݁ ݏ ])/31.1035 ܰ ܲ ܴ = [ ܰ ܵ ܴ ] − [ ܲ ݎ ݋ ܿ ݁ ݏ ݏ ܥ ݋ ݏ ݐ ] Gold price, royalties, sales costs, recoveries and process costs are shown in Table 16 . 9 . T ABLE 16.9 F ACTORS A FFECTING NSR Sulphide Transition Oxide/OB Units Item 2,000 2,000 2,000 US$ / oz Gold Price 82.2 3 84.3 90.5 % Process Recovery 7.30 7.30 7.30 % Royalties 1 27.03 27.03 27.03 US$ / oz Selling Cost 2 48.13 49.38 53.05 US$ / g Au Unit Value 16.50 15.75 15.00 US$ / t Process Cost 1 Royalties include a 6.0% government royalty, 1.0% export fee and 0.3% local service levy. 2 Refinery payables are assumed to be included in selling costs. 3 Conservative since the financial model uses 88% recovery based on latest testwork. 2. Contractor Versus Owner The Company specified that the underground mine be planned as a contractor - run operation due to the limited local availability of skilled underground mining personnel . No quotes or contracts are currently in place for the UG mine . Costs were estimated utilizing contractor estimates from other projects on similar sized development and similar production methods coupled with local labour, power and fuel costs, and known equipment operating costs . 3. Historical Mine Workings A historical underground operation exists at the site, comprising a shaft, four main levels and several sub - levels . These workings are largely expected to be mined out by the open pit, however, portions that remain after OP mining are coincident with planned mining in the South Zone of the UG . Historical stoping areas intersect planned UG stopes at the 1 , 105 EL level, with historical development extending down to slightly below the 1 , 075 EL level and intersecting the top portions of stopes from the 1 , 045 EL level . Historical workings stopes are assumed to be backfilled with

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 209 of 341 uncemented rock fill, and historical development works are assumed to not be filled . All workings are assumed to be saturated with water . 4. Stope Design Stope sizing estimates were provided by Knight Piesold, and indicated stope heights of up to 50 m could be expected to be stable without additional support for certain spans . Veins in the UG areas are projected as being very steep with limited undulation, and also of significantly variable thicknesses . As a significant portion of the underground mine mineralization is comprised of Inferred Mineral Resources, with associated drilling limitations, it was expected that in practice more noticeable changes in dip would be encountered, and drilling 50 m production holes is likely to result in increased dilution and mining losses . Therefore, a level height of 30 m was selected . At this height, all designed stope spans are within the stable zone provided that limitations on stope length are followed (see Section 16 . 2 . 2 . 1 for more details) . 5. Fleet Sizing and Selection Analysis of various material handling methods, including individual analysis and combinations of full - scale shaft, borehole hoist, conveyor, Railveyor, and truck haulage ( 30 - tonne and 50 - tonne trucks), were evaluated in trade - off studies . Since the difference in total cost among all methods evaluated was within the margin of error of the analysis, truck haulage was requested by the Company to minimize up - front CAPEX expenditures on material transport systems and better facilitate a contractor - operated mine by limiting the complexity of the required skillsets of the operators . A truck size of 50 tonnes was selected to balance productivity, fleet consistency and CAPEX development costs . As 3 - pass loading is optimal for haul trucks, 17 - tonne LHDs were paired with the trucks to load them, and to develop the larger profile development headings . Since 30 m level spacings are well within the operating envelopes of smaller ITH drills, the smallest wheeled ITH drill capable of supporting a V - 30 drilling head was selected, and the largest LHD fitting in the necessary profile of the drilling drift was also selected, resulting in a 10 - tonne LHD for production . Appropriate development equipment for drilling and bolting the necessary profiles was then selected, resulting in 2 - boom drill jumbos and mechanized rock bolters for the development fleet . 6. Development Design To support the specified haulage equipment, a nominal 5 m W x 5 m H drift is required . For the specified production equipment, a nominal 4 m W x 4 m H profile is sufficient . As mineralization extends for nearly 2 km in the main area of the Deposit and is bisected by a fault, the main area has been divided into a North Zone and a South Zone, with individual ramps and largely separate infrastructure, enabling them to operate largely independently of each other . The East Zone and Satellite Zone are entirely separate and independent from the North and South Zones . As the portal for the North Zone is collared in the pit at 1 , 160 EL, the surface haul route for any tonnes exiting the portal is significant (approximately 3 . 5 km) as trucks need to follow the pit ramp in a circuitous route to the run - of - mine (“ROM”) pad . The South Zone portal, however, is collared approximately 100 m from the ROM pad at 1 , 225 EL . To reduce the haulage cycle for North Zone

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 210 of 341 tonnes, connector drifts at 835 EL and 595 EL were added to allow machinery to transit from the North Zone into the South Zone (and vice - versa as needed) . For haul trucks loaded in the North Zone, this reduces the total haul distance by roughly 50 % for the 850 EL connector, and over 35 % for the 595 EL connector . It is assumed that all material from the North Zone from Mining Block 4 or deeper will transit a connector drift and utilize the South Zone portal . Due to the significant lateral extents of the underground mining Zones in the main area (in excess of 800 m from the level access in some cases on the upper levels of the North Zone), footwall drifts (“FWDs”) were used to limit the required tramming length of LHDs from longitudinal stopes as much as possible . Some areas of the mine still have stopes in excess of 500 m from the nearest FWD (particularly the Stamford Bridge Zone), therefore some sills have been enlarged to a nominal 5 m W x 5 m H profile to support the transit of haul trucks closer to the stopes . The maximum tram distance from a stope to the nearest truck loading point is rarely more than 150 m, and where necessary an interim rehandling bay will be used to limit tram lengths and maintain stope production . Rehandling bays are nominally spaced every 150 m . 7. Cut - offs Cut - off Values (“COV”s) were calculated originally in US$/tonne based on the following factors:  NPR Value : Expected smelter terms, process recoveries by material type (overburden, oxide, transition, sulphide), selling costs, royalties, gold price, gold grade) .  Costs : First - principles calculations, known site costs, factored contractor costs (revised for local labour conditions), estimates for similar sites . As discussed in Section 16 . 2 . 1 . 1 , a calculation of NPR value for each block in the block model was performed, combining gold revenues with the variable process cost to generate the value of mined material after processing . COVs were originally calculated without directly including process costs as a result . These values were then used to generate a series of minable targets, and a rough mine design was constructed . From this design capital and operating development, and haulage costs were iterated to refine the COV estimates, resulting in an increase of ~ $ 5 from the original calculations . Two COVs were calculated : an all - in Economic COV (“ECOV”) and a Marginal COV (“MCOV”) . Table 16.10 presents the values used in the COV calculations.

T ABLE 16.10 C UT - OFF V ALUE C OMPONENTS Revised MCOV MCOV Portion Revised ECOV Initial ECOV COV Area US$/t % US$/t US$/t Item 9.28 100 9.28 9.28 Mining 6.00 100 6.00 8.70 Backfilling 1.38 25 5.50 5.50 Indirects and Services 12.41 100 12.41 5.57 OPEX Lateral Development 0.63 10 6.33 5.96 CAPEX Lateral Development 0.00 0 0.93 0.95 CAPEX Vertical Development 3.31 100 3.31 2.23 Material Handling and Haulage 2.00 100 2.00 1.00 Delineation Drilling 0.00 0 16.18 16.18 Infrastructure and Other 0.73 10 7.31 7.31 G&A and Owners Costs 35.73 52 69.25 62.68 Subtotal 10 0 0 0 Added Margin 39.31 57 69.25 62.68 Subtotal (NPR Value) 40.00 57 70.00 65.00 $5 Ceiling 16.50 100 16.50 16.50 Processing 1 56.50 65 86.50 81.50 Total (NSR Value) Notes : 1 Processing cost shown based on sulphides, which comprise over 99 % of underground tonnes . COV = cut - off value, ECOV = economic cut - off value, MCOV = marginal cut - off value, NPR = net process revenue, NSR = net smelter return. A separate COV was considered for the East Zone due to its additional haulage distance and separate services infrastructure, however, due to the difference in depth and lateral extents of the East versus the Main Zones, it was determined that cost differentials for development versus services would largely cancel out . As such, the above COVs were used for all UG mining areas . Development that needed to be mined regardless to reach economic mining areas was assigned a Development COV (“DCOV”) of $ 20 /t NPR ( $ 36 . 50 /t NSR), considered sufficient to cover all relevant marginal costs . 16.2.1.8 Stope Shape Optimization and Selection Deswik Stope Optimizer (“DSO”) was utilized to generate optimized stopes inclusive of overbreak with dimensions within the geotechnical parameters provided by Knight Piesold, and meeting or exceeding the ECOV values shown in Section 16 . 2 . 1 . 7 . Further DSO optimizations were performed in decreasing $ 10 /t increments from the ECOV value to the MCOV value, generating four data sets . Only full - height stopes were generated, which results in slight conservatism in the mine plan : there may be additional areas where blind uphole stopes above planned development could recover P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 211 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 212 of 341 additional material, and there is room for optimization in existing stopes where improved economics could be achieved if low - grade portions of the stope were left in situ . In two areas (the Satellite and Stamford Zones), manual stope design was used in isolated areas to improve economics . This affects less than 0 . 25 % of stope tonnes . Development was designed to access stopes generated at the ECOV, and then any holes between stopes were infilled using stopes from the highest COV set available . The combined set of stopes was then evaluated to ensure that revenues exceeded costs and, if not, it was removed from the mine plan . Infill stopes with revenues between MCOV and ECOV contribute approximately 450 koz Au and 7.5 Mt to the mine plan. Development drives with revenues between DCOV and MCOV contribute approximately 4 koz Au and 0.2 Mt to the mine plan. 16.2.1.9 Production Rate The production rate was calculated using Taylor’s Rule, with Long’s adaptation (Long, 2009 ), for underground mines . This calculation uses the formula below . ܯ ݅ ݊ ݅ ݊ ݃ ܴ ܽ ݐ ݁ ݐ ݌ ݀ = 0.297 ∗ ( ܯ ݅ ݊ ݁ ܽ ܾ ݈ ݁ ܶ ݋ ݊ ݊ ݁ ݏ ) 0.562 Initial analysis of the block model indicated approximately 12 Mt of mineable material, resulting in a mining rate of approximately 2 , 800 tpd . Since the Deposit would be split into several mining areas, it was considered reasonable to increase the rate to 3 , 000 tpd total due to the Project being capable of having multiple mining areas active at once (the sum of individual mining rates calculated for each mining area exceeds the 3 , 000 tpd target since the exponent in the formula is less than one) . After the mine plan was finalized, the mining rate was recalculated from the total mineable tonnes ( 14 . 3 Mt) and was found to slightly exceed the 3 , 000 tpd target . To improve mine productivity over the long level strikes in the Main Zone, FWDs were designed to allow haul trucks to be loaded closer to stopes at the end of strike . These FWDs also support cross - cuts into both transverse and longitudinal mining areas, significantly increasing available faces on a level, reducing LHD tramming distances, and boosting level productivity . Figure 16 . 6 above shows an example of a FWD in the Main Zone supporting both transverse and longitudinal mining, increasing maximum available longitudinal faces from 2 to 6 , and reducing maximum LHD tram distances by nearly 200 m .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 213 of 341 10. Backfill Backfill for the Project utilizes cemented paste backfill (“PF”) . A minimum of two PF recipes will be required : a high - strength (“HS”) recipe that allows eventual undermining of artificial sill pillars, and a low - strength (“LS”) recipe that will only be laterally exposed and never undermined . As no PF testwork was performed for this study, backfill strengths and recipes have been estimated based on experiences at other projects . The HS PF recipe was assumed to include 6 % binder by mass and the LS PF recipe was assumed to include 3 % binder by mass . Individual stopes are assumed to be 100 % filled with one of the two recipes . Practically, the thickness of the artificial sill pillar created by HS PF is likely to be less than the 30 m level interval, and require a higher cement content than 6% (normally in the 6 to 10 % range) . Therefore, 6 % was chosen as a reasonable average for an 18 m thick artificial pillar at 8 % binder with a 12 m thick cap at 3 % binder . The mine generates a significant quantity of waste rock backfill that can be used in certain backfilling applications outside of artificial sill pillar areas (the final stopes in a longitudinal retreat areas, secondary stopes in transverse areas, and the entirety of stoping in the Satellite Zone), or comingled with PF in a ratio sufficient to achieve the necessary strength for lateral exposure in any area outside of artificial sill pillars . For simplicity, and to minimize the amount of surface tailings storage necessary, it is assumed that all underground voids requiring backfill are filled with one of the two PF recipes . 11. Water Inflows No hydrogeological studies for the UG portion of the Project have been performed . Since the UG area is largely situated below an OP mining area, and intersects the pit boundaries when pillars are extracted, diversion of pit inflows prior to entry into the UG is an important aspect of inflow management . In general, the UG mine is expected to be relatively dry, with inflows estimated at an average of 10 L/s . The Project experiences two rainy seasons each year : “masika” (“long rains”), from March to May, and “vuli" (“short rains”) from November to January . As such, inflows are not expected to be steady - state throughout the year, and dewatering systems in each mining zone are designed for 33 % duty cycle and are capable of handling 30 L/s if necessary (combined 60 L/s total from the North and South Zones in the Main Zone, and 30 L/s in the East Zone) . 2. Geological and Geotechnical Considerations 1. Stope Sizing and Stability Geotechnical analysis of the underground portion of the Deposit indicates excellent geotechnical conditions, with stope heights up to 50 m possible with minimal geotechnical issues as long as strike lengths are constrained . A level height of 30 m was selected as the best balance of cost and ability to follow the veins . Analysis by Knight Piesold suggests that Estimated Linear Overbreak and Slough (“ELOS”) of 0 . 5 m can be maintained through control of strike length, as shown in Figure 16 . 10 .

DSO shapes were designed on 15 m strike increments with 5 m strike sub - shapes as roughly 88 % of stope shapes are less than 15 m wide, so two adjacent shapes can easily be combined into a single stope, and no shapes are designed beyond the 18 m maximum strike for stopes 25 to 30 m wide . No stopes beyond 30 m HW - FW width were designed . 16.2.2.2 Pillars Four types of pillars are encountered in the underground operation : Inter - Lens pillars, delineating the minimum stable pillar between stopes from the HW of one stope to the FW of a parallel mining area ; the Crown Pillar, specifying offset to natural surface topography ; the Pit Pillar, specifying offset to the pit limits ; and Artificial Sill Pillars, which are areas of the underground mine backfilled with a high - strength PF recipe sufficient to allow undermining of the pillar at a later date, and create an offset to areas filled with a lower - strength PF recipe not suitable for underhand mining . Inter - Lens Pillar Inter - lens pillars have been set at 10 m between adjacent sub - parallel stopes . In areas where this pillar would not be respected, either the pillar area has been included in the stopes, or the less valuable of the pair of adjacent stopes has been reduced in span to ensure pillar compliance . Crown Pillar The Crown Pillar is estimated at 30 m from surface topography . Any stope intersecting this pillar is mined as late in mine life as possible, and at a reduced recovery . Less than 0 . 5 % of mine plan tonnes are recovered from stopes intersecting this pillar . 0 5 10 25 30 35 Maximum Strike Length (m) 15 20 HW - FW Span (m) F IGURE 16.10 S TOPE S TRIKE V ERSUS M AXIMUM HW - FW S PAN Maximum Strike Length vs HW - FW Span to Maintain 0.5m ELOS 35 30 25 20 15 10 5 0 P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 214 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 215 of 341 Pit Pillar Similar to the Cro w n Pillar, a 30 m offset to the expected pit limits was also generated, as was a 50 m offset . The 50 m offset will be used as an operational constraint, ensuring no underground stopes are mined within 50 m of active open pit mining areas during the overlap between underground production operations and open pit operations (Year 4 ) . The 30 m constraint is applied in a similar fashion to the Cro w n Pillar : any stope intersecting this pillar is mined as late in mine life as possible, and at a reduced recovery . Roughly 5 % of tonnes and ounces are recovered from stopes intersecting this pillar . Artificial Sill Pillars Artificial sill pillars are used to separate mining blocks to allow mining to progress in an overhand fashion within a block . This prevents the need to develop the full vertical extents of the mine before commencing production and also allows multiple mining blocks (and hence multiple faces) to be operational at once, improving production rates . The bottom level of each overhand mining block, excluding the bottom - most block, is backfilled with a high - strength PF recipe (nominal strength of ~ 1 . 5 MPa) to create an artificial pillar sufficient to allow eventual undermining by the mining block below . Artificial sill pillars are nominally 30 m thick, with width varying based on the thickness of the mining areas at the bottom of each mining block . It is likely that the thickness of the artificial sill pillars can be reduced with additional analysis and PF testing . The Authors recommend this testing at a later stage of study to confirm and optimize the recipes and strengths necessary to mine safely . 3. Development Development is driven at different profiles for different purposes . Lateral development is sized to the largest piece of equipment required to utilize the development . Vertical development is sized to minimize the opening diameter while still providing sufficient and economic airflows throughout the mine . 1. Lateral Development A total of 92 km of lateral development is included in the LOM plan . Some development quantities are taken from design strings and some are mathematically factored . Table 16 . 11 shows the nominal profiles, uses, and quantities of lateral development in the UG, and whether the quantities are derived from factoring or design .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 216 of 341 T ABLE 16.11 LOM D EVELOPMENT Q UANTITIES BY T YPE AND P ROFILE Design or Factored Mine Plan Quantity (m) 1 Nominal Profile (m W x m H) Development Type D 14,913 5.0 x 5.0 Primary Ramps D 2,537 Level Accesses D 10,806 Footwall Drifts F 1,269 Electrical Infrastructure D 3,512 Ventilation Infrastructure F 1,826 Shops and Passing Bays F 2,945 5.0 x 6.5 Rehandling Bays and Loadouts F 156 5.0 x 6.5 Dewatering Infrastructure F 389 5.0 x 5.0 F 1,011 4.0 x 4.0 D 8,887 5.0 x 5.0 Sill Drifts D 43,771 4.0 x 4.0 F 3,101 Subtotal 5.0 x 6.5 D + F 44,139 Subtotal 5.0 x 5.0 D + F 44,782 Subtotal 4.0 x 4.0 D + F 92,022 Total 1 Totals may not sum due to rounding. For the table above, since dewatering infrastructure excavations are not designed, however, mathematically factored, the quantities are based on a nominal 65 / 25 / 10 percent split between the various profiles used for pump stations, settling sumps, level sumps and drill sumps . For costing, an average profile of 5 . 0 m W x 4 . 5 m H is used in Section 21 of this Technical Report . 16 . 2 . 3 . 2 Vertical Development Vertical development is nominally standardized at a profile area of 9 m 2 . This results in either a 3 . 0 m W x 3 . 0 m L profile for drop raises, or a 3 . 4 m ( 11 ft) diameter raisebore . The current mine design does not differentiate between the two types, however, in practice it is assumed that any raise less than 40 m in length will be excavated using drill and blast, and any raise beyond that length will be raisebored . A total of 4 , 373 m of vertical development is included in the mine plan . Less than 10 % of planned raises are expected to be less than 40 m in length . For costing in Section 21 , all raises are costed as raisebores .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 217 of 341 4. Production 1. Mining Methods All mining of UG production areas utilize longhole stoping with cemented paste backfill, using either longitudinal retreat or transverse access . As contractors normally charge for haulage by tram distance, utilizing centralized material handling passes results in higher haulage costs than on - level loading due to the use of passes resulting in the material being hauled from deeper in the mine than its original elevation . As a result, the material in the mine plan is trammed to rehanding bays by LHDs and loaded on - level into trucks for haulage via ramp to the process plant . Longitudinal Retreat Longitudinal retreat mining involves driving an access through mineralization along the strike of the vein to the end of a group of stopes . The stope is drilled using downholes (or upholes where no top access exists), loaded and blasted, and mineralization is recovered from the bottom access using an LHD . Once the blasted material is excavated and survey is complete, a wall is built to seal the bottom access of the stope and the stope is filled with PF . After a curing period (nominally 28 days), the cycle repeats on the next stope in the sequence (drilling and loading operations can commence prior to complete curing, however, blasting cannot) . Longitudinal retreat mining progresses from the bottom of a mining block to the top, working on top of PF . Backfilling can either be from the sill drift above or through a borehole drilled from nearby development where no overcut exists . Boreholes will be the sole option for the topmost level in each mining block as there will not be an open sill drift above . Approximately 79 % of stope tonnes in the mine plan are mined with longitudinal retreat . Transverse Access Transverse access mining is used where stopes are wider than the nominal 13 m limit for longitudinal mining . Cross - cuts are driven on nominal 15 m spacings from a FWD located a nominal 12 - 15 m from the stope contact and extend from the FW of the stope to the HW . In some cases, these cross - cuts are extended past the HW of a vein to intersect another sub - parallel vein offset at least 10 m (the inter - lens pillar span) from the main transverse area . Mining of transverse stopes is functionally similar to longitudinal retreat mining on each individual cross - cut : the stopes furthest from the FWD are mined first (if the cross - cut is long enough that the stope strike exceeds the maximum recommended span), and mining progresses back towards the FWD . Unlike longitudinal retreat mining, however, every second cross - cut on a level (primary cross - cuts) can be active independent of any other cross - cut on the level, significantly increasing available mining faces on the level . Once two consecutive primary cross - cuts are exhausted and fill has cured, the secondary cross - cut between them can be mined in a similar fashion, or mining can progress upward to the primary cross - cuts on the level above . Approximately 21 % of stope tonnes in the mine plan are mined using transverse access mining . This total does not include longitudinal stoping areas accessed through an extended transverse mining cross - cut .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 218 of 341 Extraction Adjacent to Historical Workings Historical workings stopes are generally assumed to be filled with uncemented rockfill, and historical workings development is assumed to be empty . The historical workings solids have been cut out of the mining areas and the recovery of stopes with any historical workings stopes adjacent to it has been adjusted as per section 16 . 2 . 5 . 2 below, and drilling direction changed to upholes . Stopes affected in this manner make up less than 1 % of total mine plan tonnes . Stopes intersecting historical development workings only are assumed to be unaffected, excepting the removal of the historical workings from the stope solids . Stopes of this type comprise 1 % of LOM mine plan tonnes . Uphole Versus Downhole Mining The large majority of mining in the underground utilizes downhole drilling . This form of drilling generally lends itself to simpler QA/QC since more of the holes break through to the undercut and can be more easily surveyed from above . Additionally, loading of the blast holes from the top is simplified relative to loading upholes . Finally, for raise and slot blasting, access from above allows more flexibility in blast sizing and void management . Uphole drilling is generally used where there is no overcut access available, such as when drilling under an artificial sill pillar, adjacent to the exhausted pit, or in areas where mineralization extends above the level sill in isolated areas where driving an overcut on the level above is uneconomic . Approximately 22 % of mined tonnes and gold ounces in the mine plan are derived from uphole drilling . 16.2.4.2 Stope Sizing Level intervals of 30 m were selected as the best balance between costing and ability to follow changes in vein dip . Deswik Stope Optimizer (“DSO”) was used to generate stope shapes at appropriate COVs for full - height stopes, as covered in Section 16 . 2 . 1 . 8 . The geotechnical limitations on stope sizing are discussed in Section 16 . 2 . 2 . 1 . In two areas (the Satellite and Stamford Zones), manual stope design was used in near - surface areas to improve economics . Manual design affects less than 0 . 25 % of stope tonnes . Figure 16 . 11 plots the proportion of total production tonnes by stope thickness . The average HW - FW span in the UG is 10 . 1 m, with 60 % of stopes being less than 8 m in span . Areas where the span is greater than 13 m utilize transverse mining methods .

F IGURE 16.11 S TOPE W IDTH D ISTRIBUTION IN M ETRES 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% Portion of Stopes Less than Bin Maximum Portion of Stopes in Bin Stope Width Distribution Bin Min 0 3 5 8 10 15 20 25 Bin Max 3 5 8 10 15 20 25 30 Portion of Stopes in Bin Portion of Stopes Less Than Bin Max 16.2.4.3 Backfill Backfill design parameters are discussed in Section 16 . 2 . 1 . 10 . Total consumption of backfill is approximately 20 % HS PF and 80 % LS PF . A total of 5 . 3 Mm 3 of PF is planned to be used to backfill stope voids . Backfill density is estimated at 1 . 8 t/m 3 with a solids content of 70% . A total of 260 kt of cement (including 5 % losses) and 6 . 5 Mt of tailings are expected to be consumed in the backfilling of the UG mine . Peak backfilling rates are 800 ktpa, with the backfill plant nominal output estimated at 80 m 3 /hr . Additional room exists for underground tailings placement by backfilling development voids, however, this has not been included in the mine plan . 5. Dilution and Mining Losses Dilution describes the inclusion of sub - economic material in the mining process to recover mineralization . Mining loss is defined as a portion of mineralization left behind in an excavation due to any or all of drilling, blasting, excavating, or ground support issues . Mining recovery is the defined as the ratio of mineralization recovered to mineralization planned (the opposite of mining loss) . 1. Dilution Dilution describes the necessary inclusion of sub - economic material in the mining process to recover economic material . For the UG portion of the Project, there are two primary sources of P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 219 of 341

dilution : waste dilution (internal and external), and backfill dilution resulting from overbreak into adjacent filled stopes and over - digging (floor gouging) backfill on stope floors . Internal dilution is the deliberate inclusion of sub - economic material in the design of a mining shape for the purposes of extracting economic material in a practical manner . This dilution may or may not be mineralized . ELOS of 0 . 5 m (the upper end of expected dilution based on stope geometry) on the HW and FW of stopes was included in the DSO stope shapes . Table 16 . 12 shows the composition of the internally diluted mining shapes, prior to external dilution . T ABLE 16.12 I NTERNALLY D ILUTED S HAPE C OMPONENTS (% BY M ASS ) All Shapes Average Development Stopes Material Type 75.6 66.2 76.7 Mineralized, above MCOV 5.8 7.7 5.5 Mineralized, below MCOV 18.7 26.1 17.8 Unmineralized Development internal dilution is higher due to shapes between DCOV and MCOV included in the mining plan . These shapes, while revenue - positive when processed, are heavily diluted (averaging 50 % unmineralized material and 19 % mineralized below MCOV), and comprise ~ 1 % of tonnes in the mine plan . External dilution on mining shapes is the result of overbreak of the shape outside of the planned limits, or excess gouging (digging) of the floor . For the purposes of this study, external dilution is considered to be unmineralized, and relatively minimal given the quality of the rock and the fact that internal dilution is already estimated at the upper end of expected values . Since the majority of mineralized development included in the Mine Plan will overbreak into stopes and the net balance of stope tonnes and overbroken development tonnes will be near zero, overbreak on mineralized development is treated as 0% . External dilution was nominally applied to stopes as follows :  Longitudinal stopes with downhole drilling:  Primary transverse stopes with downhole drilling:  Longitudinal stopes with uphole drilling:  Secondary transverse stopes with downhole drilling:  All transverse stopes with uphole drilling: 1% 1% 4% 5% 5% Overall average external dilution for the Deposit is estimated at 1.7% by mass. External dilution on stopes averages 2.0%. Total dilution, both internal and external, is 25.8% when calculated as follows: ܯ ܽ ݏ ݏ ܫ ݊ ݐ ݁ ݎ ݊ ܽ ݈ ݈ ݕ ܦ ݅ ݈ ݑ ݐ ݁ ݀ ܵ ℎ ܽ ݌ ݁ , ܣ ܾ ݋ ݒ ݁ ܥ ܱ ܩ ܦ ݅ ݈ ݑ ݐ ݅ ݋ ݊ ܶ ݋ ݐ ܽ ݈ = 1 − ܯ ܽ ݏ ݏ ܫ ݊ ݐ ݁ ݎ ݊ ܽ ݈ ݈ ݕ ܦ ݅ ݈ ݑ ݐ ݁ ݀ ܵ ℎ ܽ ݌ ݁ , ܶ ݋ ݐ ܽ ݈ + ܯ ܽ ݏ ݏ ܱ ݒ ݁ ݎ ܾ ݎ ݁ ܽ ݇ , ܶ ݋ ݐ ܽ ݈ P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 220 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 221 of 341 16.2.5.2 Mining Loss Mining loss is defined as a portion of material left behind in an excavation due to any or all of drilling, blasting, excavating, or ground support issues . For the UG portion of the Project, mining loss is assumed to be :       1.0% for development;  5.0% for longitudinal stopes with downhole drilling o 10.0% loss for those stopes intersecting Historical Workings o 15.0% loss for those stopes intersecting Pit or Crown pillars; 5.0% for primary transverse stopes with downhole drilling; 7.5% for secondary transverse stopes with downhole drilling; 12.5% for longitudinal stopes with uphole drilling o 17.5% loss for stopes intersecting Old Workings o 20.0% loss for stopes intersecting Pit or Crown pillars; 12.5% for primary transverse stopes with uphole drilling; and 17.5% for secondary transverse stopes with uphole drilling. Overall average underground mining loss for the Deposit is estimated at 6 . 8 % by tonnage . Stopes average 7 . 6 % mining loss . 16.2.6 Equipment Mine production and development equipment will be controlled by the selected mining contractor, and the fleet will be resourced as per their requirements . The Company will specify the class and type of provided machinery, however, the contractor will control actual manufacturers and models of units in the fleet . Table 16 . 13 shows an estimate of required major fleet units . T ABLE 16.13 F LEET S IZE E STIMATE Max Quantity (incl. Spares) Similar To Class Type 4 Sandvik LH410 10 t LHD - Small 4 Sandvik LH517 17 t LHD – Large 1 12 Sandvik TH551 50 t Haulage Truck 6 Sandvik DD322 2 boom, 45 & 89 mm Development Jumbo 6 Sandvik DS312 2.4 m bolt w/carousel Development Bolter 5 Sandvik DU412 102 mm dia. w/ V30 ITH Longhole Drill 4 Varies Varies Explosives Loader 10 Scissor Deck 2 Grader 12 Ancillary 2 1 Large LHDs are used for both CAPEX lateral development and for on - level loading of haul trucks. 2 Ancillary equipment includes, however, is not limited to: telehandlers, tractors/forklifts, fuel/lube trucks, shotcreters, etc.

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 222 of 341 Fleet sizing is slightly higher than for projects of similar production rates due to the inability to readily share fleet units across mining zones on a short - term basis . The same class of unit is used in all mining zones meaning that, as certain zones ramp production up or down on a longer - term (monthly or greater) basis, equipment can be re - allocated to other zones . 7. Services and Infrastructure Mine services include electrical supply and distribution, ventilation, dewatering, compressed air, and communications systems . Major underground infrastructure items include dewatering pump stations, refuge stations, magazines and maintenance shops (both small maintenance bays for preventative maintenance work, and a large underground shop located on the 835 EL transfer drift in the Main Zone) . 1. Ventilation The ventilation system at Buckreef is planned to use a predominately forced (push) system . Air is forced down Fresh Air Raises (“FARs”) from surface, transfers across active levels and exhausts to surface via the main ramp and (in some cases) Return Air Raises (“RARs”) . Minor variations in this standard arrangement exist in each Zone, as detailed below .  North Zone : Push system using two powered FARs connected to surface, one powered internal FAR attached to the main ramp, and one unpowered RAR in the Stamford Zone . Later in mine life the Stamford RAR is powered to convert the system to push - pull, and the ramp FAR is converted to an RAR .  South Zone : Push system using one powered FAR connected to surface to drive two internal FARs . Once unpowered RAR is used in conjunction with the ramp to exhaust air .  East Zone: Push system using one powered FAR connected to the ramp.  Satellite Zone : Push system using a single powered FAR connected to the mining level . In the Main area, the North and South Zone ventilation systems are connected, however, largely separate and independent in nature . All primary fans for these zones were sized at 2 . 35 m diameter with 1 . 40 m diameter hubs for standardization . After the switch to a push - pull system in YR 14 , it will be necessary to upgrade these fans to 2 . 85 m diameter with 1 . 85 m diameter hubs, however, optimization of the mine plan and ventilation design may be able to eliminate the need for this change . For the East Zone and Satellite Zone, the primary fans are sized at 1 . 83 m diameter with 0 . 7 m diameter hubs for standardization . Four main fans are used in the Main area (three in the North Zone, one in the South Zone), with one main fan in each of the East and Satellite Zones . Figure 16 . 12 2 to Figure 16 . 14 4 show the ventilation system of the various zones at relevant points in the LOM plan .

FIGURE 16.12 VENTILATION SYSTEM DIAGRAM, EAST AND SATELLITE AREAS (LONGITUDINAL PROJECTION)


RAR
90 CMS IN
REPRESENTATIVE
EAST PIT EXTENTS
PORTAL
90 CMS IN
PORTAL
60 CMS IN
RAR
60 CMS OUT
LEGEND
FRESH AIR RAISE
RAMP OUTLINES
RETURN AIR RAISE
LEVEL DEVELOPMENT
PRIMARY FAN
STOPE OUTLINES
TRX GOLD CORPORATION
BUCKREEF PROJECT
EAST & SATELLITE VENT SYSTEMS
REPRESENTATIVE LONG SECTION
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE
NTS
16/05/2025
NOT FOR CONSTRUCTION

Source: *P&E (2025)*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473
Page 223 of 341

FIGURE 16.13 VENTILATION SYSTEM DIAGRAM, MAIN MINE, PROJECT YEAR 8 (LONGITUDINAL PROJECTION LOOKING E)



SURFACE TOPOGRAHPY
PORTAL 218 CMS OUT
REPRESENTATIVE OUTLINE OF MAIN PIT
FAR 185 CMS IN
FAR 125 CMS IN
FAR 125 CMS IN
PORTAL 217 CMS OUT
LEGEND
FRESH AIR RAISE
RETURN AIR RAISE
PRIMARY FAN
STOPE OUTLINES
RAMP OUTLINES
LEVEL DEVELOPMENT
TRX GOLD CORPORATION
BUCKREEF PROJECT
MAIN MINE VENT SYSTEM YEAR 8
REPRESENTATIVE LONG SECTION LOOKING EAST
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE
NTS
16/05/2025
NOT FOR CONSTRUCTION

***Source:** P&E (2025)*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473

Page 224 of 341

FIGURE 16.14 VENTILATION SYSTEM DIAGRAM, MAIN MINE, PROJECT YEAR 14 (LONGITUDINAL PROJECTION LOOKING E)


SURFACE TOPOGRAHPY
FAR 195 CMS IN
RAR 176 CMS OUT
PORTAL 198 CMS OUT
FAR 185 CMS IN
REPRESENTATIVE OUTLINE OF MAIN PIT
FAR 155 CMS IN
PORTAL 161 CMS OUT
LEGEND
FRESH AIR RAISE
RETURN AIR RAISE
PRIMARY FAN
STOPE OUTLINES
RAMP OUTLINES
LEVEL DEVELOPMENT
TRX GOLD CORPORATION
BUCKREEF PROJECT
MAIN MINE VENT SYSTEM YEAR 14
REPRESENTATIVE LONG SECTION LOOKING EAST
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE
NTS
16/05/2025
NOT FOR CONSTRUCTION

Source: *P&E (2025)*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473
Page 225 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 226 of 341 Due to the large number of active mining areas in the mine plan, peak airflow in the Main area is 535 m 3 /s (“CMS”) and requires 1 . 9 MW of primary fan power . Practically, it should be possible to reduce this flow requirement by managing diesel engine usage and active mining fronts, as it is driven by LHD requirements on multiple levels in multiple mining blocks over the entire vertical extents of the mine . Peak airflow in the East Zone is 90 CMS and requires 200 kW of primary fan power, with the Satellite Zone requiring 65 CMS and 55 kW of primary fan power . The significant difference in flows and power draws for the mining areas are driven by depth and planned production rate . It is recommended that the Main Zone ventilation raise diameter be re - evaluated in a future study to evaluate the cost and benefit of twinning the raises or expanding their diameter . Auxiliary ventilation in all mining Zones utilizes 1 . 22 m diameter fans and semi - rigid ducting similar to Mecanicad TM or SpeedDuct TM at the same diameter . Smaller fans are utilized to ventilate pump stations and maintenance bays as necessary . Climatic conditions at site are such that neither cooling nor heating of fresh air is expected to be necessary . 2. Compressed Air The compressed air system for the UG comprises both a piped backbone system capable of supplying 2 , 500 scfm at 8 . 4 bar via 150 mm steel pipe, and mobile atmospheric compressors for drilling operations . Compressed air piping is initially installed in the ramp, and once the ramp vent raise is installed, piping is moved to the ventilation raises . On levels, compressed air piping is installed in the FWDs, with smaller - diameter HDPE piping used in sills and cross - cuts . Two 190 kW compressors are used in the Main area, with a third installed at the surface of the East Zone . The Satellite Zone is serviced only with atmospheric compressors and has no piped backbone . 3. Dewatering Dewatering in all mining areas uses face pumps on levels to move water to level sumps . From there, gravity feed transports the water to pump stations located in every mining block (nominally 100 - 120 m vertical spacing) . Each pump station is equipped with a settling sump to segregate solids . Clean water is recycled into the service water system, with excess water pumped to surface via boreholes or pipelines located in the ventilation raises adjacent to the main ramps . Pump stations pump in series to surface utilizing 4 - stage 170 kW centrifugal pumps, with suction head provided by 30 kW submersible pumps . No hydrogeological studies have been performed on the Project . Total inflows are estimated at 6 L/s . As the climate at the site has distinct dry and rainy seasons, and the underground mine connects to the open pit surface catchment, level accesses will be designed on a negative gradient to allow selective flooding of levels in the event of significant inflows . Pump stations are designed to move 30 L/s with a 33 % expected duty cycle . North and South Zones utilize parallel pumping systems ( 60 L/s total) connected via the transfer drifts located at 595 , 835 and 1 , 045 EL . The Stamford Zone utilizes the North Zone dewatering system . All systems pump to catchment ponds on surface, with surface piping connecting them to the process and water treatment plants . Figure 16 . 15 and Figure 16 . 16 show a single - line drawing of the dewatering system .

FIGURE 16.15 UNDERGROUND MINE DEWATERING SYSTEM, MAIN MINE NORTH AND SOUTH ZONES (LONGITUDINAL PROJECTION LOOKING E)


NORTH ZONE WATER
TO SURFACE (6 L/S)
REPRESENTATIVE
OUTLINE OF MAIN PIT
SOUTH ZONE WATER
TO SURFACE (6 L/S)
SURFACE
TOPOGRAPHY
SATELLITE
ZONE
MAIN MINE
NORTH ZONE
MAIN MINE
SOUTH ZONE
LEGEND
PUMP STATION
LEVEL DEVELOPMENT
DEWATERING LINE
VENTILATION RAISES
STOPE OUTLINES
RAMP OUTLINES
TRX GOLD CORPORATION
BUCKREEF PROJECT
UG MINE DEWATERING SYSTEM
REPRESENTATIVE LONG SECTION LOOKING EAST
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE
NTS
16/05/2025
NOT FOR CONSTRUCTION

Source: P&E (2025)

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473
Page 227 of 341

FIGURE 16.16 UNDERGROUND MINE DEWATERING SYSTEM, EAST MINE (LONGITUDINAL PROJECTION LOOKING E)


REPRESENTATIVE TOPOGRAPHY
REPRESENTATIVE OUTLINE OF EAST PIT
WATER TO SURFACE (6 L/S)
P
P
LEGEND
PUMP STATION
DEWATERING LINE
STOPE OUTLINES
RAMP OUTLINES
LEVEL DEVELOPMENT
VENTILATION RAISES
TRX GOLD CORPORATION
BUCKREEF PROJECT
UG MINE DEWATERING SYSTEM
REPRESENTATIVE LONG SECTION LOOKING EAST
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE
NTS
14/05/2025
NOT FOR CONSTRUCTION

Source: *P&E (2025)*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473
Page 228 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 229 of 341 4. Electrical Electrical power is supplied from the national grid, with generator backup/support . Transformers on surface convert grid voltage to 13 . 8 kV for distribution, and transformers in Mine Load Centres (“MLCs”) convert distribution voltage to 600 V service voltage . MLCs are nominally 1 - 1 . 5 MVA in size (smaller subs are used for development areas, larger subs for production areas and main ventilation fans) . In the Main area, MLCs are installed on every second level, while in the East Zone they are installed every three levels, and only a single MLC is installed in the Satellite Zone . Figure 16 . 17 and Figure 16 . 18 show a single - line drawing of the electrical distribution system . Total connected load peaks at 7 . 7 MW in YR 12 , with peak power draw occurring in YR 11 at 6 . 8 MW . Over LOM, the largest power draw is the ventilation system, consuming roughly half of overall electrical power in the underground mine . To reduce this consumption, the Authors recommend optimization of the ventilation system in future studies . 5. Refuges and Egress Due to their large lateral extents, every level in the North and South Zones will be equipped with a refuge station (the Stamford Zone will utilize the North Zone infrastructure) . The East Zone will be equipped with two refuges of similar design (one per mining block), and the Satellite Zone will be equipped with one refuge on the main level . Emergency egress for the East and Satellite Zones will be via pre - fabricated escapeways (similar to SafeScape ) installed in FARs near the main ramps . The Stamford Zone will utilize a similar design located in the RAR located there . In the North and South Zones, emergency egresses will be installed in the ramp ventilation raises where required, however, the transfer drifts connecting the two Zones will be used to divert personnel out of the raises and on to more easily transited drifts as soon as safely possible .

FIGURE 16.17 UNDERGROUND MINE ELECTRICAL SYSTEM, MAIN MINE NORTH AND SOUTH ZONES (LONGITUDINAL PROJECTION LOOKING E)



SURFACE TOPOGRAHPY
REPRESENTATIVE OUTLINE OF MAIN PIT
SATELLITE ZONE
MAIN MINE NORTH ZONE
MAIN MINE SOUTH ZONE
LEGEND
1500 KVA TRANSFORMER
LEVEL DEVELOPMENT
1000 KVA TRANSFORMER
VENTILATION RAISES
STOPE OUTLINES
RAMP OUTLINES
TRX GOLD CORPORATION
BUCKREEF PROJECT
UG MINE ELECTRICAL SYSTEM
REPRESENTATIVE LONG SECTION LOOKING EAST
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE
NTS
16/05/2025
NOT FOR CONSTRUCTION

Source: *P&E (2025)*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473

Page 230 of 341

FIGURE 16.18 UNDERGROUND MINE ELECTRICAL SYSTEM, EAST MINE (LONGITUDINAL PROJECTION LOOKING E)



REPRESENTATIVE TOPOGRAPHY
REPRESENTATIVE OUTLINE OF EAST PIT
LEGEND
1500 KVA TRANSFORMER
LEVEL DEVELOPMENT
1000 KVA TRANSFORMER
VENTILATION RAISES
STOPE OUTLINES
RAMP OUTLINES
TRX GOLD CORPORATION
BUCKREEF PROJECT
UG MINE ELECTRICAL SYSTEM
REPRESENTATIVE LONG SECTION LOOKING EAST
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE
NTS
16/05/2025
NOT FOR CONSTRUCTION

Source: *P&E (2025)*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473

Page 231 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 232 of 341 16.2.7.6 Materials Handling and Haulage Routes No materials handling system is included in the design . Since the mine will be operated by contractors, and contractor haulage is costed by distance, moving material to lower levels of the mine via passes results in higher costs than on - level loading . Loading of 50 - t trucks will be carried out by side - loading with 17 - t LHDs at rehandling bays located near production stopes . Maximum tram distance from a stope to the nearest rehandling bay is nominally 150 m, however, averages significantly less . Rehandling bays are sized to accommodate approximately 500 to 600 t of material . Where transverse stoping is used, inactive cross - cuts are used for material storage instead of rehandling bays . Due to the location of the portals, significant portions of the haul routes are made up of surface transit, particularly from the North portal which is located in the pit at the 1 , 165 EL bench . It is assumed that underground trucks will haul material for the entire haulage cycle, with no trans - shipment to larger surface vehicles at the portals . Haulage distances from each portal to the ROM pad are shown in Table 16 . 14 . T ABLE 16.14 S URFACE H AUL D ISTANCE FROM P ORTALS TO ROM P AD ( KM ) 2.3 East 3.5 North 0.5 Satellite 0.1 South To reduce the haul distance for material from the North Zone to the ROM, once the 835 EL transfer drift has been developed, all material from the North Zone will transfer to the South Zone ramp and exit via the South portal, either via the 835 EL transfer drift or, eventually, the 595 EL transfer drift . This reduces the surface haul by 3 . 4 km while adding 1 . 0 km to the underground haul . 16.2.7.7 Maintenance Facilities and Fuel Delivery Preventative maintenance bays are developed in each mining block for small - scale maintenance activities . Major maintenance in the Main area will initially be done in a shop on surface until the main underground shop on the 835 EL transfer drift is developed in YR 8 . The surface shop will continue to be the location of major maintenance for any equipment assigned to the East or Satellite Zones . A fueling station will be developed in the Main area near the maintenance shop on the 835 EL transfer drift . Due to the significant lateral and vertical extents of the mines, fuel/lube trucks will also be used to bring fuel to production equipment as necessary . All fuel/lube operations in the East and Satellite Zones will utilize fuel/lube trucks . It is likely practical to position a fueling station on surface near the ROM pad to refuel haul trucks . The Authors recommend further evaluation of this in future studies .

16.2.7.8 Paste Backfill Reticulation

The PF backfill system utilizes 100 mm diameter steel pipes located in the ventilation raises adjacent to the main ramps, except in the Stamford Zone where it will be run parallel to the RAR. On-level reticulation via the level access and FWDs utilizes similar piping, with 75 mm diameter HDPE piping used to transport the PF into the filling stope. A positive displacement pump located in the PF plant will be used to provide the initial head to transport paste laterally to the top of the filling zone, with gravity feed used thereafter. The PF system is expected to operate at 16 hr/day at 80 m^3/hr.

16.2.8 Personnel Requirements

Mine production and development personnel will be controlled by the selected mining contractor and staffed as per their requirements. Only technical services and some supervisory/management roles will be staffed by Company representatives. Table 16.15 shows the peak staffing levels for Company personnel associated with the UG operation. It is assumed that all non-administrative roles are staffed on a 6/2 rotation (6 weeks on, 2 weeks off).

TABLE 16.15
COMPANY STAFFING LEVELS

Position	Type	Quantity
Mine Superintendent	Operations	1
Mine Supervisor		3
Surveyor[1]	Technical Services	6
Chief Engineer		1
Engineering Supervisor		2
Junior Engineer[1]		6
Chief Geologist[1]		1
Geology Supervisor[1]		2
Junior Geologist[1]		6
Clerks and Technicians[1]	Administrative	8
Human Resources/Union Rep[1]		1
Health, Safety and Environment[1]		2
UG Manager		1
Total	**All**	**38**

Note: *[1] These positions can be from open pit operations after training for underground operations.*

During initial ramp-up, approximately 75% of the above personnel will be required, and once UG production begins to decline in the last two years of UG mine life, the quantity of required personnel will decrease to 75% and then 50% of the above total.

P&E Mining Consultants Inc. *Page 233 of 341*
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 234 of 341 16.2.9 Underground Mining Schedule Development is scheduled using equivalent metres (eq m), which assumes that development effort is generally proportional to volume excavated, and factors the work required for faces of different sizes to an equivalent effort to advance a standard face size . For the Project, lateral development is scheduled utilizing a nominal 4 . 0 m W x 4 . 0 m H face as one equivalent metre . Vertical development utilizes a nominal 3 . 0 m W x 3 . 0 m L face as one equivalent metre, however, since all development of this type is sized to an equal face area, linear and equivalent metre quantities are equal for this case . Scheduling for lateral development assumes a maximum mine - wide development rate across all mining Zones of 40 eq m per day . Mining Zones are further limited as follows :  North: Maximum of 20 eq m per day, inclusive of Stamford;  South: Maximum of 20 eq m per day, inclusive of Satellite; and  East: Maximum of 15 eq m per day. Individual development types are further limited to the following advance rates :  Ramps:  Sills and FWDs:  Accesses:  Raises: 5 eq m/d per level, assuming short rounds to cycle 2x per day; 8 eq m/d per level, assuming 2 faces; 4 eq m/d per level, assuming single face; and 3 eq m/d per level, assuming single face (1 active raise per level). Vertical development is performed by different methods and is assumed to be independent of lateral development (outside of the need for loading and trucking) . Maximum vertical development occurs in YR 5 ( 682 m) . Production is scheduled based on available faces per level and nominal production rates of 200 tpd for longitudinal or primary transverse faces, and 150 tpd for secondary transverse faces (all rates are inclusive of the backfill and curing cycle). Mining Zones are further limited as follows:  North: 600 ktpa total (production and development), inclusive of Stamford o This requirement is relaxed as of YR 14 when the North area is largely developed;  South: 600 ktpa total (production and development), inclusive of Satellite; and  East: No limit, however, face availability limits peak production to 373 ktpa. Maximum production from any UG Zone occurs in YR 16 when North Zone production peaks at 908 ktpa (~ 2 , 500 tpd) . 16.2.9.1 Underground Mine Plan Table 16 . 16 shows the UG mine plan by year . Totals may not sum due to rounding . There is no UG mining in years 1 , 2 and 18 of the mine plan, with process plant feed coming from the OP or its stockpiles only . Figure 16 . 19 to Figure 16 . 23 show the mine in years 4 , 8 , 11 , 14 and 17 respectively .

Table 16.16
Annual Underground Mine Plan

Area	Item	Descriptor	Units	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12	YR13	YR14	YR15	YR16	YR17	Total[1]
Development	Capital	Vertical	Eq m	305	563	682	188	500	153	639	100	364	68	266	361	124	61	-	4,373
	Capital	Lateral		6,467	5,413	6,678	6,436	3,713	8,373	3,177	2,460	3,431	2,750	3,792	5,263	3,552	460	-	61,966
	Operating			733	8,987	7,722	4,364	7,087	2,427	4,023	4,740	3,769	4,450	3,408	1,937	3,648	507	-	57,801
	Total			**7,200**	**14,400**	**14,400**	**10,800**	**10,800**	**10,800**	**7,200**	**7,200**	**7,200**	**7,200**	**7,200**	**7,200**	**7,200**	**967**	**-**	**119,767**
	Capital	Vertical	Linear m	305	563	682	188	500	153	639	100	364	68	266	361	124	61	-	4,373
	Capital	Lateral		4,108	3,479	4,244	4,084	2,361	5,312	2,015	1,558	2,185	1,745	2,406	3,333	2,242	291	-	39,364
	Operating			631	7,481	6,831	4,103	6,773	2,244	3,807	4,409	3,361	3,860	3,096	1,907	3,648	507	-	52,657
	Total			**4,739**	**10,961**	**11,075**	**8,187**	**9,134**	**7,555**	**5,822**	**5,967**	**5,546**	**5,605**	**5,502**	**5,239**	**5,891**	**798**	**-**	**92,021**
Mining	Development	Waste t	kt	292	412	416	329	243	400	177	165	185	174	210	244	167	21	-	3,434
	Development	Mineralized t		14	200	197	124	217	52	138	136	118	122	95	64	135	21	-	1,633
	Production			-	340	883	956	863	1,028	942	944	962	958	985	1,016	945	1,059	842	12,722
	Total			**14**	**540**	**1,080**	**1,080**	**1,080**	**1,080**	**1,080**	**1,080**	**1,080**	**1,080**	**1,080**	**1,080**	**1,080**	**1,080**	**842**	**14,356**
	Development	Au Oz	koz Au	1.0	11.7	12.9	7.7	14.7	2.9	8.4	8.7	6.4	7.1	4.8	3.0	6.9	0.9	-	97.0
	Production			-	31.1	94.1	96.1	71.0	76.4	70.0	68.9	66.5	69.3	72.3	59.1	46.6	57.2	49.4	927.9
	Total			**1.0**	**42.7**	**107.0**	**103.8**	**85.6**	**79.3**	**78.5**	**77.5**	**73.0**	**76.4**	**77.1**	**62.1**	**53.4**	**58.1**	**49.4**	**1,024.9**
Plant Feed	Process Plant	Feed t	kt	14	540	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	842	14,356
		Feed Oz	koz Au	1.0	42.7	107.0	103.8	85.6	79.3	78.5	77.5	73.0	76.4	77.1	62.1	53.4	58.1	49.4	1,024.9
		Head Grade	g/t Au	2.08	2.46	3.08	2.99	2.47	2.28	2.26	2.23	2.10	2.20	2.22	1.79	1.54	1.67	1.82	2.22
		OB & Oxide	kt	-	-	-	-	-	-	1	9	-	-	5	19	-	-	-	34
		Transition		-	-	-	-	-	-	1	14	0	-	4	19	-	-	-	38
		Sulphide		14	540	1,080	1,080	1,080	1,080	1,078	1,057	1,080	1,080	1,071	1,042	1,080	1,080	842	14,284
		OB & Oxide	koz Au	-	-	-	-	-	-	0.0	0.5	-	-	0.4	1.2	-	-	-	2.2
		Transition		-	-	-	-	-	-	0.1	0.8	0.0	-	0.3	1.2	-	-	-	2.4
		Sulphide		1.0	42.7	107.0	103.8	85.6	79.3	78.4	76.2	73.0	76.4	76.4	59.8	53.4	58.1	49.4	1,020.4
Material Source	North Zone (incl. Stamford)	Mineralized t	kt	10.17	349.10	480.00	480.00	490.16	600.00	600.00	600.00	600.00	600.00	600.21	680.00	800.58	908.41	841.62	8,640
		Au Oz	koz Au	0.7	27.9	47.6	40.5	37.9	47.3	45.9	47.5	45.3	45.6	43.3	40.9	40.8	50.6	49.4	611.2
		Au Grade	g/t Au	2.23	2.49	3.08	2.63	2.40	2.45	2.38	2.46	2.35	2.36	2.24	1.87	1.59	1.73	1.82	2.20
	South Zone (incl. Satellite)	Mineralized t	kt	4.25	190.44	600.00	600.00	589.84	480.00	480.00	480.00	332.89	106.71	151.28	261.49	279.42	171.59	-	4,728
		Au Oz	koz Au	0.2	14.8	59.4	63.3	47.7	32.0	32.6	30.0	19.9	7.6	10.6	14.5	12.6	7.5	-	352.8
		Au Grade	g/t Au	1.74	2.42	3.08	3.28	2.52	2.07	2.11	1.95	1.85	2.23	2.18	1.73	1.40	1.36	-	2.32
	East Zone	Mineralized t	kt	-	-	-	-	-	-	-	-	147.11	373.29	328.51	138.51	-	-	-	987
		Au Oz	koz Au	-	-	-	-	-	-	-	-	7.8	23.2	23.2	6.7	-	-	-	60.9
		Au Grade	g/t Au	-	-	-	-	-	-	-	-	1.66	1.93	2.20	1.50	-	-	-	1.92

[1] *Totals may not sum due to rounding.*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473

Page 235 of 341

FIGURE 16.19 UNDERGROUND MINE, PROJECT SCHEDULE YEAR 4 (LOOKING SE)


LEGEND
NORTH STOPES
EAST STOPES
SOUTH STOPES
DEVELOPMENT
STAMFORD STOPES
OPEN PITS
SATELLITE STOPES
TRX GOLD CORPORATION
BUCKREEF PROJECT
UNDERGROUND MINE SCHEDULE
END OF PROJECT YEAR 4, VIEW LOOKING SE
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE
NTS
16/05/2025
NOT FOR CONSTRUCTION

Source: *P&E (2025)*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473
Page 236 of 341

FIGURE 16.20 UNDERGROUIND MINE, PROJECT SCHEDULE YEAR 8 (LOOKING SE)


LEGEND
NORTH STOPES
EAST STOPES
SOUTH STOPES
DEVELOPMENT
STAMFORD STOPES
OPEN PITS
SATELLITE STOPES
TRX GOLD CORPORATION
BUCKREEF PROJECT
UNDERGROUND MINE SCHEDULE
END OF PROJECT YEAR 8, VIEW LOOKING SE
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE
NTS
16/05/2025
NOT FOR CONSTRUCTION

***Source:** P&E (2025)*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473
Page 237 of 341

FIGURE 16.21 UNDERGROUND MINE, PROJECT SCHEDULE YEAR 11 (LOOKING SE)



LEGEND
NORTH STOPES
EAST STOPES
SOUTH STOPES
DEVELOPMENT
STAMFORD STOPES
OPEN PITS
SATELLITE STOPES
TRX GOLD CORPORATION
BUCKREEF PROJECT
UNDERGROUND MINE SCHEDULE
END OF PROJECT YEAR 11, VIEW LOOKING SE
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE
NTS
16/05/2025
NOT FOR CONSTRUCTION

Source: *P&E (2025)*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473
Page 238 of 341

FIGURE 16.22 UNDERGROUIND MINE, PROJECT SCHEDULE YEAR 14 (LOOKING SE)


LEGEND
NORTH STOPES
EAST STOPES
SOUTH STOPES
DEVELOPMENT
STAMFORD STOPES
OPEN PITS
SATELLITE STOPES
TRX GOLD CORPORATION
BUCKREEF PROJECT
UNDERGROUND MINE SCHEDULE
END OF PROJECT YEAR 14, VIEW LOOKING SE
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE
NTS
16/05/2025
NOT FOR CONSTRUCTION

Source: *P&E (2025)*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473
Page 239 of 341

FIGURE 16.23 UNDERGROUIND MINE, PROJECT SCHEDULE YEAR 17, END OF LOM (LOOKING SE)


LEGEND
NORTH STOPES
EAST STOPES
SOUTH STOPES
DEVELOPMENT
STAMFORD STOPES
OPEN PITS
SATELLITE STOPES
TRX GOLD CORPORATION
BUCKREEF PROJECT
UNDERGROUND MINE SCHEDULE
END OF PROJECT YEAR 17, VIEW LOOKING SE
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE
NTS
16/05/2025
NOT FOR CONSTRUCTION

Source: *P&E (2025)*

P&E Mining Consultants Inc.
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473

Page 240 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 241 of 341 16.2.9.2 Underground Potentially Mineable Portion of the Mineral Resource Table 16.17 shows a breakdown of the UG potentially mineable portion of the Mineral Resource. Totals may not sum due to rounding. T ABLE 16.17 U NDERGROUND P OTENTIALLY M INEABLE P ORTION OF THE M INERAL R ESOURCE Au Grade (g/t) Contained Au (koz) Mined Tonnes (k) Classification Item 3.13 90.4 898 Measured Internally Diluted Shapes 2.97 465.7 4,869 Indicated 2.50 547.7 6,802 Inferred - - 2,605 Waste - - 265 External Dilution 2.78 90.4 1,013 Measured Fully Diluted Shapes 2.55 465.7 5,671 Indicated 1.95 547.7 8,756 Inferred 2.78 (9.5) (106) Measured Mining Losses 2.55 (35.3) (431) Indicated 1.94 (34.1) (548) Inferred 2.78 80.9 907 Measured Potentially Mineable Portion of the Mineral Resource 2.55 430.4 5,241 Indicated 2.59 511.3 6,147 Subtotal M&I 1.95 513.6 8,208 Inferred The PEA mine production plan utilizes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them to be classified as Mineral Reserves . It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration . 16.3 LIFE - OF - MINE PRODUCTION SCHEDULE The processing rate is planned at 1 , 750 tpd during the first two years of open pit production, increasing to 3 , 000 tpd in YR 3 . Open pit mining is completed in YR 4 . Underground development is planned to start in YR 3 and ramp up over two years in order that by YR 5 production is at 3 , 000 tpd . Table 16 . 18 summarizes the LOM process plant feed schedule .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 242 of 341 T ABLE 16.18 P ROCESS P LANT F EED S CHEDULE (L IFE OF M INE ) Year Total Unit Feed Type 18 17 16 15 14 13 12 11 10 9 8 7 6 5 4 3 2 1 - - - - - - - - - - - - - - 540 1,066 639 639 2,884 kt OP Feed - - - - - - - - - - - - - - 2.67 2.09 2.32 1.74 1.85 g/t Au Grade - 842 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 540 14 - - 14,356 kt UG Feed - 1.82 1.67 1.54 1.79 2.22 2.20 2.10 2.23 2.26 2.28 2.47 2.99 3.08 2.46 2.08 - - 2.22 g/t Au Grade 600 238 - - - - - - - - - - - - - - - - 838 kt Stockpile Feed 0.73 0.79 - - - - - - - - - - - - - - - - 0.75 g/t Au Grade 600 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 1,080 639 639 18,077 kt Total Feed 0.73 1.60 1.67 1.54 1.79 2.22 2.20 2.10 2.23 2.26 2.28 2.47 2.99 3.08 2.57 2.09 2.32 1.74 2.14 g/t Au Grade 14 55 58 53 62 77 76 73 78 78 79 86 104 107 89 72 48 36 1,246 koz Contained Au 88 88 88 88 88 88 88 88 88 88 88 88 88 88 88 85 80 75 87 % Avg. Recovery 12 49 51 47 57 68 67 64 68 69 70 75 91 94 78 62 38 27 1,086 koz Recovered Au

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 243 of 341 1. RECOVERY METHODS 2. INTRODUCTION In April 2020 , TRX initiated mining of Buckreef’s oxide mineralization and processing up to 60 tpd via an on - site pilot oxide gravity CIL plant . The plant was first expanded in 2022 , increasing production to 360 tpd and then again in 2023 with the addition of a 1 , 000 tpd capacity ball mill, expected to process both oxide and sulphide mineralization from the Buckreef Deposit . In July 2024 , the Company announced plant expansion to 2 , 000 tpd, averaging 1 , 750 tpd of process plant throughput . The current processing facility consists of two trains of three - stage crushing, four closed circuit ball mills, eleven carbon - in - leach (“CIL”) tanks, and complete elution (less reactivation kiln), electrowinning, and smelting for the production and sale of gold doré . Orway Mineral Consultants (WA) Pty Ltd (“OMC”) was engaged to assess options to increase throughput to 3 , 000 tpd and also consider options to maintain or increase the recovery on 100 % fresh (sulphide) mineralization . Results were summarized by OMC in “ Buckreef Gold Project Expansion Review, Report No . 7833 ” dated January 6 , 2025 . 2. PROCESS DESIGN CRITERIA Expansion modelling by OMC confirmed that to improve recovery, an expanded circuit needs to include flotation and fine grinding . A rationalization of the flowsheet was undertaken to finalize the process plant consolidated flowsheet containing the following unit operations :  Existing Primary Crushing;  New Surge Bin with overflow to dead stockpile and reclaim;  Retire Secondary and Tertiary Crushing, and product screening;  New SAG Mill;  Existing 1,000 tpd Ball Mill;  New Classification;  New Flotation;  New Flotation Concentrate Regrind Circuit;  New Flotation Concentrate Regrind Thickener;  New Flotation Tails Leach Feed Thickener; o New Flotation Concentrate Regrind Leach Circuit with potential to add oxygen addition;  Existing Modified CIL 3 Flotation Tails Circuit;  New Split AARL Acid Wash and Elution Circuit;  New Carbon Regeneration Kiln; and  Existing Tails Storage Facility. Comminution would be via primary crush, surge bin, overflow to dead stockpile with front - end loader (“FEL”) reclaim, and grinding via SAG and ball mill circuit that would incorporate the existing ball mill No . 5 . Flotation of a sulphide concentrate and regrinding to P 80 15 µm was included. Thickening of both the concentrate regrind stream and flotation tails stream was included to improve the leaching performance and reduce cyanide consumption. Two new leach tanks of identical size to the CIL 3 tanks would be added for concentrate regrind leaching, which would then join the flotation tails feed to CIL 3 through the existing tankage.

A new split AARL elution circuit with a dedicated acid wash column and subsequent carbon regeneration kiln was adopted to improve carbon activity and reduce soluble gold losses to tails.

Expansion circuit modelling was undertaken for two throughputs:

- Option (Phase) 1 – 2,000 tpd (current – 1,750 tpd).
- Option (Phase) 2 – 3,000 tpd (2,960 tpd nominal).

The summarized process design criteria and expansion option equipment are shown in Tables 17.1 to 17.5. The expansion (Phase 1 and 2) equipment summaries are also compared to the existing circuit presently in operation.

TABLE 17.1
FRONT END DESIGN BASIS – PROCESS SPECIFIC CRITERIA

Parameter	Unit	Phase 2 Expansion	Source
Annual Capacity	tpa	1,095,000	Calculated
Circuit Configuration			
Comminution		Primary Crush - SAB	
Flotation		Flotation of sulphide con.	
Regrind		Regrind Float Concentrate	
Leach Adsorption		Con and Tails Leach	
Desorption		Split AARL, EW, Regen	
Crushing Circuit			
Availability	%	80	OMC
Operating Hours	hr	6,984	Calculated
Throughput	tpd	3,000	Client
	t/h	157	Calculated
Milling Circuit			
Availability	%	91.6	OMC
Operating Hours	hr	8,000	Calculated
Throughput	tpd	3,000	Client
	t/h	137	Calculated
P_{80}	µm	100	Client
SMC A x b		35	Benchmarked
BWi	kWh/t	18.6	85th Percentile Fresh
Ai	g	0.318	Average Fresh
SG	t/m^3	2.80	Testwork

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Table 17.1 **Front End Design Basis – Process Specific Criteria**			
Parameter	**Unit**	**Phase 2 Expansion**	**Source**
Annual Capacity	tpa	1,095,000	Calculated
Float & Regrind Circuit			
Availability	%	91.3	OMC
Operating Hours	hr	8,000	Calculated
Float Throughput	tpd	3,000	Client
	t/h	137	Calculated
Float Con Mass Pull	%	13	Testwork
	t/h	17.9	Calculated
Float Con Contingency	%	20%	OMC
Regrind Throughput	t/h	21.3	Calculated
P_{80}	µm	15	Client

Source: *OMC (2025)*

Table 17.2 **Milling – Process Specific Criteria**				
Parameter		**Unit**	**Phase 2 Expansion**	
Mill Type			SAG	Ball (Existing)
Number of Mills			1	1
Mill Diameter (Inside Shell		m	7.32	3.20
Effective Grinding Length (EGL)		m	3.75	4.50
Imperial		ft x ft	24.0 x 12.3	10.5 x 14.8
L : D Ratio			0.51	1.41
Discharge Configuration			Grate	Overflow
Mill Speed		%Nc	75 (60-80)	75
Mill Parameters				
Ball Charge	Duty	%Vol	12	32
	Max	%Vol	15	37
Total Load	Duty	%Vol	25	-
	Max	%Vol	35	-
Pinion Power	Duty	kW	2,696	511
	Max @ 75% Nc	kW	3,136	562
	Max @ 80% Nc	kW	3,346	-
Motor Power	Duty	kW	2,819	535
	Max @ 75% Nc	kW	3,279	588
	Max @ 80% Nc	kW	3,500	-
Selected Motor Size		kW	3,500	630

Source: *OMC (2025)*

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TABLE 17.3
FLOTATION – PROCESS SPECIFIC CRITERIA

Flotation Parameters	Unit	Option 1: 2,000 tpd	Option 2: 3,000 tpd
Flotation Feed Rate	t/h	91.3	136.9
Mass Pull	%w/w	13.1	13.1
Concentrate Tonnage	t/h	12.0	17.9
Flotation Tails Tonnage	t/h	78.3	118.9
Froth Holdup	%	10	10
Scale Up Factor		2.5	2.5
Flotation Time	min	37.5	37.5
Total Flotation Cell Volume	m^3	138	209
Number of Flotation Cells		5	6
Flotation Cell Volume Each	m^3	28	35
Proposed Float Cell		5 x TankCell e30	6 x TankCell e40
Reagents		PAX, Aerofloat 208, MIBC	PAX, Aerofloat 208, MIBC

Source: *OMC (2025)*

TABLE 17.4
LEACHING – PROCESS SPECIFIC CRITERIA

Leach Parameters	Unit	Option 1: 2,000 tpd		Option 2: 3,000 tpd	
		Conc Leach	CIL 3	Conc Leach	CIL 3
Feed rate	t/h solids	12.0	91.3	17.9	136.9
Feed Source		Conc.	Conc. Leach Tails	Conc	Conc. Leach Tails
		Thickener	+ Tails Thickener	Thickener	+ Tails Thickener
		U/Flow	U/Flow	U/Flow	U/Flow
Number of Leach Tanks	-	2	0	2	0
Number of CIL Tanks	-	0	11	0	11
Live Volume of Leach Tanks	m^3/tanks	335	-	335	-
Live Volume of CIL Tanks	m^3/tanks	-	335	-	335
Feed Grade	g/t Au	13.39	0.26	13.39	0.26
Leach Slurry Density	% solids	40	52	40	52
Average Residence Time	h	30	32	20	21
Loaded Carbon Grade	g Au/t		2,000		2,000
Barren Carbon Grade	g Au/t		75		75
Carbon Movement	tpd		2.0		3.0

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TABLE 17.4 LEACHING – PROCESS SPECIFIC CRITERIA					
Leach Parameters	**Unit**	**Option 1: 2,000 tpd**		**Option 2: 3,000 tpd**	
		Conc Leach	**CIL 3**	**Conc Leach**	**CIL 3**
Average Carbon Concentration	g/L		16		23
Gold Solution in Tails	mg Au/L		0.01	0.15	0.01
Gold Extraction	%	92.1	62	91.3	58
Overall Gold Recovery (incl soln. losses)	%		88.2		87.5

Source: *OMC (2025)*

TABLE 17.5 ELUTION – PROCESS SPECIFIC CRITERIA			
Parameters	**Unit**	**Option 1: 2,000 tpd**	**Option 2: 3,000 tpd**
Elution Method		Split AARL	Split AARL
Number of circuits		1(New)	1(New)
Acid Wash Capacity	t	3 (New)	4 (New)
Elution Capacity	t	3 (New)	4 (New)
Carbon Movement	tpd	2.0	3.0
Loaded Carbon Grade	g Au/t	2,000	2,000
Barren Carbon Grade	g Au/t	75	75
Number of Strips per Week		4.7	5.3
Number of Electrowinning Cells		2	2
Cathode Size	mm x mm	800 x 800	800 x 800
Number of Cathodes	No. / cell	9	9
Rectifier Size	Amps/cell	1,400	1,400
Number of Carbon Reactivation Kiln		1	1
Kiln Type		Rotary	Rotary
Kiln Capacity Required (20 hr/day)	kg/h	100	150
Kiln Capacity Selected	kg/h	200	200

Source: *OMC (2025)*

The process design criteria (s) presented in the tables above were used in the determination of the expansion equipment (Tables 17.6 and 17.7) and capital requirements.

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Table 17.6
Comminution – Expansion Equipment Summary

Parameter	Unit	Existing Circuit		Option 1: 2,000 tpd	Option 2: 3,000 tpd
Crushing Circuit Configuration		3 Stage Crushing		Single Stage Crushing	Single Stage Crushing
Crushing Circuit Train 1					
Primary Crusher		1 off CT1252 Trio Jaw Crusher		Not Used	Not Used
Crushing Screen		1 off 1.47 m W x 2.37 m L		Not Used	Not Used
Secondary Crusher		1 off APS5160 Trio Horizontal Impactor		Not Used	Not Used
Tertiary Crusher		1 off Samuel Osborne Cone Crusher		Not Used	Not Used
Crushing Circuit Train 2					
Primary Crusher		1 off 750 x 1060 Jaw Crusher		1 off 750 x 1060 Jaw Crusher	1 off 750 x 1060 Jaw Crusher
Crushing Screen		1 off 2.1 m W x 6.0 m L		Not Used	Not Used
Secondary Crusher Tertiary Crusher		2 off ZX1400 Cone Crusher 2 off XHP200 Cone Crusher		Not Used Not Used	Not Used Not Used
SAG Mill	No.			1	1
Size (∅, EGL) Installed Power	m x m kW	None		∅ 6.10 m x 3.66 m EGL 2,100 VSD	∅ 7.32 m x 3.75 m EGL 3,500 VSD
Ball Mill	No.	3	1	1	1
Mill Type		Ball	Ball	Ball	Ball
Size (∅, EGL)	m x m	∅ 2.4 m x 3.9 m	∅ 4.5 m EGL	∅ 3.2 m x 4.5 m EGL 630	∅ 3.2 m x 4.5 m EGL 630
Installed Power	kW	280	630		
Cyclones	Duty	5 (5 duty)		10 (7 Duty, 3 Stby) Cavex	14 (10 Duty, 4 Stby) Cavex
Model		Cavex			
Size		250-CVX-10		250-CVX-10	250-CVX-10
Vortex Finder		70		90	90
Spigot		45		65	65

Source: *OMC (2025)*

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TABLE 17.7
FLOTATION, REGRIND, THICKENING, LEACH, ELUTION CIRCUIT – EXPANSION EQUIPMENT SUMMARY

Parameter	Unit	Existing Circuit	Option 1: 2,000 tpd	Option 2: 3,000 tpd
Trash Screen 1 Size (W, L)	 m x m	1 1.02 x 3.09	1 1.02 x 3.09	1 1.02 x 3.09
Trash Screen 2 Size (W, L)	 m x m	1 1.2 x 2.1	Not Used	Not Used
Flotation Cells Size		None	5 TankCell e30	5 TankCell e50
Regrind Mill Size		None	1 HIG500, 500 kW VSD	1 HIG700, 700 kW VSD
Flot. Tails Thickener Size (∅)	 m	None	1 ∅ 12	1 ∅ 14
Flot. Conc Regrind Thickener Size (∅)	 m	None	1 ∅ 12	1 ∅ 14
Concentrate Leach Tank Live Volume	 m^3	None	2 335	2 335
CIL 3 Tanks Live Volume	 m^3	11 335	11 335	11 335
Interstage Screens Size (∅, H)	 m x m	11 0.855 x 0.6	11 0.855 x 0.6	11 1.2 x 1.2
Carbon Safety Screen Size (W, L)	 m x m	1 1.22 x 3.06	1 1.22 x 3.06	1 1.22 x 3.06
Carbon Dewatering Screen Size (W, L)	 m x m	None	1 1.2 x 0.6	1 1.2 x 0.6
Carbon Sizing Screen Size (W, L)	 m x m	None	1 1.2 x 0.6	1 1.2 x 0.6
Elution Size	 t	4 4.7 t Zadra (total)	1 3 t Split AARL	1 4 t Split AARL
Carbon Reactivation Kiln Capacity	 kg/h	None	1 200	1 200
CIL Electrowinning Cells Cathodes Cathode Area Rectifier Size/Cell	 mm x mm Amps	4 6 700 x 700 400	2 9 800 x 800 1,400	2 12 800 x 800 2,000

Source: *OMC (2025)*

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 250 of 341 17.3 PROCESS FLOWSHEET AND DESCRIPTION The existing process facility is complete with two trains of three - stage crushing, four closed circuit ball mills, eleven carbon - in - leach (CIL) tanks, and complete elution (less reactivation kiln), electrowinning, and carbon reactivation for the production and sale of gold doré . Figure 17 . 1 illustrates the existing circuit .

F IGURE 17.1 B UCKREEF E XISTING C IRCUIT F LOWSHEET Source: OMC (2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 251 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 252 of 341 The proposed expansion to the facility will be completed in two phases . Phase 1 has a production target rate 1 , 750 tpd ( 636 , 738 tpa) for YR 1 and YR 2 with capital expenditures for the following major equipment :  Flotation Circuit: trash screens, reagent conditioning tank, and five Metso e50 tanks cells (50 m 3 /cell) and blower system;  Flotation Concentrate Regrind Mill: High Intensity Grinding (“HIG”) Metso HIG700;  Pumping & Cycloning within Regrind Circuit;  Concentrate Leach Feed Thickener: 16.5 m diameter;  Two additional CIL Tanks to treat Flotation Concentrate;  Flotation Tailings Thickener: 16.5 m diameter;  4 tpd Elution Circuit; and  Associated Screens, Pumps, Reagent System, and upgraded Water System. While in operations during Phase 1 , expansion will be underway for an increased production target rate of 3 , 000 tpd ( 1 , 080 , 000 tpa) for YR 3 . With a planned grinding target of P₈₀ at 100 - 150 µm, capital expenditures are planned for the following major equipment :  SAG mill circuit Surge Bin, Feeders, Conveyors;  SAG Mill: 7.32 m diameter x 3.75 m Effective Grinding Length, 3,500 kW;  Cyclone Cluster with SAG and Ball Mill(s) Circuit;  Reverting to Single Toggle Jaw Crusher: 750 m x 1,069 m for SAG mill feed prep; and  Cyanide Destruction System (to coincide with underground mine construction). It is recommended that cyanide destruction testing be conducted at an external laboratory . Further metallurgical testwork is recommended on comminution, confirmatory flotation, thickening, rheology of flotation tails and concentrate, and concentrate leach test at 40 % solids, P 80 of 100 – 150 µm with oxygen sparging and kinetic sampling to confirm that the predicted recovery of the proposed circuit is achievable . Figure 17 . 2 illustrates the expanded 3 , 000 tpd process plant with major equipment . Figure 17 . 3 presents a conceptual process plant layout for the expanded circuit . Phase 1 and Phase 2 will have similar layouts with equipment sizes varying slightly .

F IGURE 17.2 B UCKREEF E XPANDED 3,000 TPD C IRCUIT F LOWSHEET Source: OMC (2025 P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 253 of 341

F IGURE 17.3 B UCKREEF C ONCEPTUAL P ROCESS P LANT L AYOUT Source: OMC (2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 254 of 341

17.4 WATER MANAGEMENT

Surface water is scarce in the Project area. The main surface water source is the Nyamazovu River, a small stream which has been used as a fresh water supply for the process plant.

The current Buckreef operation has an efficient system in place to conserve and recycle water including process, mine and storm water.

Figure 17.4 illustrates existing water requirements of 2,644 m^3/day for processing approximately 1,488 tpd.

FIGURE 17.4 CURRENT PROCESS PLANT WATER DEMANDS


TSF Return Wate Pond
Silt Pond
TSF
Process Water Pond
Process Water Pond 02
Process Plant
River
Milling
Mill 2 440 m³/d
Mill 3 440 m³/d
Mill 4 440 m³/d
Mill 5 1320 m³/d
Total 2,640 m³/d
Elution
Column 1 0.9 m³/d
Column 2 1.4 m³/d
Column 3 2.0 m³/d
Column 4 2.0 m³/d
Total 6.3 m³/d
Total 2,646 m³/day

Source: *D.E.N.M. (2025)*

Water requirements for the Phase 1 and Phase 2 expansion is approximately 5,200 m^3/day.

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18.0 PROJECT INFRASTRUCTURE

18.1 CURRENT AND PLANNED INFRASTRUCTURE

Figure 18.1 shows the major surface infrastructure at the Buckreef Mine, which currently consists of:

- Open pit mining area, the Main Pit, and associated haul roads;
- Process plant facility, with warehouse, assay lab, water and electrical power feeds;
- Tailings storage facilities ("TSF");
- Waste rock storage facilities;
- Gatehouse at main access road;
- Administration office buildings for senior management and technical staff;
- Drill core shack;
- Warehouse for mechanical parts;
- Maintenance building, office and parking area for contractor mining equipment;
- Camp facilities;
- Separate building for site cafeteria;
- Diesel fuel storage and fuelling station;
- Water and sewage treatment plants; and
- Secure explosives storage facility.

Grade control drilling is being planned at the Eastern Porphyry Pit in preparation for mining. Construction of a new waste rock storage facility approximately 0.5 km east of the Eastern Porphyry Pit is underway.

Additional planned site infrastructure projects include:

- Site / Camp Improvements: facilities upgrade including additional senior staff housing, new canteen, recreation / social facility, offices and conference facilities. This project will be designed and constructed in phases.

- Process Plant Improvements Phase IA: thickeners, adsorption-desorption-recovery ("ADR") plant, and upgrades to the gold room.

- Process Plant Improvements Phase IB: planning is underway for work on flotation, fine grinding circuits and a SAG mill (3,000 tpd).

Items to be installed for underground mining will be:

- Paste backfill plant;
- Underground contractor maintenance and office buildings; and
- Phase 3 tailings storage facility (TSF 3.0).

Water from the Nyamazovu River is pumped to the site water treatment plant and is distributed to the site buildings for showers, toilets, etc. Drinking water is bottled. The Company supplies on-site housing for management and technical employees, and certain contractors. Hourly employees and most contractors commute from nearby towns.

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F IGURE 18.1 I NFRASTRUCTURE AT THE B UCKREEF M INE Source: TRX (2025) P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 257 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 258 of 341 2. TAILINGS MANAGEMENT 1. Historical TSF 1 . 0 is a stand - alone tailings facility that was constructed to store tailings from the original 5 t/h oxide process plant . It took approximately 12 months to fill and currently is consolidating prior to reclamation . TSF 2 . 1 is a stand - alone tailings facility that was constructed to store tailings from the 15 t/h process plant upgrade . It also took approximately 12 months to fill and is currently consolidating . TRX is currently working with its consultants and Government Agencies to remediate and close both TSF 1 . 0 and 2 . 1 . It is anticipated that the necessary approvals and permits will be issued in the next few months to begin this work . 2. Current TSF 2 . 2 is a stand - alone tailings facility that was constructed to store tailings from the 45 t/h process plant upgrade . This work has been scheduled over several phases to allow for a better allocation of funds . TSF 2 . 2 consists of two phases : Phase I was essentially a starter dam and was completed in early 2024 ; and Phase II is planned in two lifts to bring the facility to its total permitted height . Construction utilizes mine waste rock, with clay cushioning for the bedding below the HDPE liner . Lift one was completed in April 2025 , with Lift two scheduled to start in June 2025 . Once finished TRX will have enough capacity for storage until Q 2 2026 . Figure 18 . 2 shows a photograph of the Phase II lift one liner installation and anchor trench . Figure 3. shows a photograph of the lift one finished grading.

FIGURE 18.2 TSF PHASE II LIFT ONE LINER INSTALLATION



Source: *TRX (2025)*

FIGURE 18.3 TSF PHASE II LIFT ONE FINAL GRADING



Source: *TRX (2025)*

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 260 of 341 18.2.3 Future TSF 3 . 0 is progressing through the design, engineering and pre - permitting phase . TRX in conjunction with its Tanzanian engineering firm has designed another stand - alone tailing facility . The proposed design allows for two phases : a smaller paddock, along with a much larger second paddock that will allow for 10 years of tailings storage . TRX will also construct this tailings facility as it has done previously . An item of note is that TRX, starting with TSF 1 . 0 and continuing with TSF 2 . 1 , TSF 2 . 2 Phase I and II as well as the future TSF 3 . 0 construction, has developed a skilled project management, earthmoving, and heavy construction crew . This crew has completed all the TSF construction work in house, along with select subcontractors contracted to install the HDPE liner, penstock, and catwalk . 18.3 WATER MANAGEMENT Surface water is scarce in the Project area . The main surface water source is the Nyamazovu River, a small stream which has been used as a fresh water supply for the process plant . Water is also supplied by the south pit water reservoir . The current Buckreef operation has an efficient system in place to conserve and recycle water including process, mine and storm water . Figure 18 . 4 illustrates existing water requirements of 2 , 644 m 3 /day for processing approximately 1 , 488 tpd .

F IGURE 18.4 C URRENT P ROCESS P LANT W ATER D EMANDS Source: D.E.N.M. (2025) Water requirements for the Phase 1 and Phase 2 expansion are approximately 5,200 m 3 /day. P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 261 of 341

19.0 MARKET STUDIES AND CONTRACTS

19.1 MARKET STUDIES

Gold prices utilized in this PEA are based on April, 2025 CIBC Global Mining Group Analyst Consensus Commodity Price Forecasts compiled from various banks, brokers and financial institutions (Table 19.1).

TABLE 19.1
GOLD PRICES

Item	2025	2026	2027	2028	Long-Term
Gold Price (US$/oz)	2,707	2,646	2,495	2,400	2,245

Gold surged to a record high of US$3,500.10/oz on Tuesday April 22, 2025 on the back of ongoing heightened geopolitical and geo-economic risk.

The gold price payments received by TRX are subject to spot market conditions. There are no gold streaming or hedging agreements in place.

19.2 CONTRACTS

Currently there are several contracts in place that are material to the Buckreef Mine. Most of the larger value contracts are as follows:

- Open pit mining: A load and haul, drill and blast, agreement has been signed with contractor FEMA Mining and Drilling Limited. The agreement commenced on April 1, 2024 and is valid for an initial term of three years.
- Security: Gardaworld International has been contracted to provide services site security including site perimeter and gold process plant. TRX also uses its own security personnel to compliment Gardaworld and for gold refining control room security. Gardaworld provides additional technical support for security-infrastructure (e.g. initial CCTV installation). The National Police Service also has personnel on site for security purposes.
- Bullion shipment: AVA are engaged for gold doré transfers.
- Assays: An open-termed schedule of rates contract is in place with SGS in Mwanza for fire assays. The Company also uses MLS Labs in Geita for Photon-Assay of process plant samples, and is planned for grade control samples and exploration assays.
- Electricity: TANESCO supplies power from the national grid under agreed rates.
- Diesel fuel: Contracted and supplied by AFROIL.

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 263 of 341  Processing consumables and reagents: Supplied by WAJA General.  Exploration and grade control drilling services: Contracted by STAMICO (State Mining Corporation and JV Partner).

20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1 GENERAL

The Buckreef Mine is located in the Geita District of Northwest Tanzania, 35 km south of Lake Victoria. It is in the Victoria Greenstone Belt, which is a region of active artisanal and industrial scale gold mining and recovery as shown in Figure 20.1. The Buckreef Mine site is compact as shown in Figure 20.2.

FIGURE 20.1 BUCKREEF MINE LOCATION


Geita
Nyanzaga
Tulawaka
Buckreef
Bulyanhulu
Golden Ridge
Nyakafuru
Buzwagi
LEGEND
SCALE 1:800,000

Source: *TRX Website (2025)*

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F IGURE 20.2 A ERIAL V IEW OF B UCKREEF M INE ( YELLOW ARROWS ARE LINED TSF FACILITIES ) Source : Google Earth (2025) Three mineralized zones are currently being mined at the Buckreef Main Pit . The Main Zone is the principal Mineral Resource at 9 . 2 Mt Measured and Indicated at a grade of 2 . 61 g/t Au . The gold mineralization is associated with a small amount of iron sulphides . TRX’s Buckreef Project has been mining and processing gold mineralization since 2021 and is currently operating at approximately 1 , 750 tpd . The process is conventional crush - grind - leach . Tailings have been disposed in a lined facility (yellow arrows in Figure 20 . 2 ) An expansion of throughput to achieve 2 , 000 tpd has recently been completed (expansion to 3 , 000 tpd is planned for next two years), sourcing mineralized material from the Main Pit . The 3 , 000 tpd milling process has been planned to include SAG and ball mill grinding, gold - sulphide flotation, fine grinding of the flotation concentrate, intense leaching of the ground concentrate, and carbon - in - leaching (“CIL”) of the flotation tails . These changes will represent a common configuration for deposits where gold is associated with iron sulphide (pyrite) and will significantly increase gold recovery . No significant changes in environmental risk or impact are anticipated . Tailings are anticipated to be neither acid generating nor metal leaching . TRX has exercised the following objectives for the management of health, safety environment and sustainability in the conduct of the Buckreef Mine :  Ensure the health and safety of its employees, contractors and visitors in the workplace; P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 265 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 266 of 341  Responsibly manage the impact that its mineral exploration, development and operation might have on the local environment and communities; and  Demonstrate a corporate commitment to supporting sustainable development in the communities in which it is operating. Mining operations have been taking place at the Buckreef site by STAMICO since 1990 until an underground mine was closed in 1994 . The current TRX Buckreef Project site is exclusively based on open pit mining and is fully compliant with the existing environmental laws of Tanzania . A review of recent operational reports indicated no significant divergence from regulations and commitments . 2. ENVIRONMENTAL STUDIES AND MANAGEMENT Many environmental and management plan studies were completed several years ago . The environmental and socio - economic baseline for the Buckreef Project was documented in 2014 ; an Environmental and Social Impact Assessment (“ESIA”) was performed by Enata Ltd . The approved ESIA for the Buckreef Project covers areas which encompass the exploitation of the Buckreef Main Pit, as well as the potential Eastern Porphyry Zone, and the Tembo and Bingwa Zones . 3. COMMUNITY AND GOVERNMENT COMMUNICATIONS TRX is in active contact with the local communities in Geita and Mwanza area and is in constant contact with the local and government leadership about operational results and developments of the Buckreef Mine . The local leadership as well as government leadership are engaged in the planning activities for expansion of the Project . 4. PERMITTING A modification of the existing Environmental Impact Assessment (“EIA”) can be expected with the expansion of mining (to underground) and tonnes processed . The EIA will be submitted for Tanzanian government approval for the duration of the Company’s mining license . Additional environmental assessments could be anticipated during the LOM . TRX is committed to an evaluation and implementation of an ISO - 14000 based environmental management system that would include conducting regular inspections and audits as well as assurance of continuous improvement . A key component of the environmental management system will be compliance with the International Cyanide Management Code .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 267 of 341 5. BUCKREEF PROJECT ASPECTS 1. Climate, Air Quality and Sound The Project area in northwest Tanzania experiences a moderately warm tropical climate with minimal variation throughout the year . Daily temperatures vary between 22 and 30 ƒ C with a mean annual daily temperature of 25 ƒ C . The region has an average of 900 to 1 , 200 mm of rainfall per annum . There are two distinct rainy seasons ; the long rains (aka . Masika) from March to May and the short rains (Vuli) from late September to December . The rainy seasons are characterized by short storm events, which lead to highly localized variations in rainfall . Storm events are often interspersed with relatively long dry spells . Between the two rainy seasons, there is dry a condition, from June to August . Annual evaporation is high at between 4 . 5 and 7 . 2 mm/day ( 1 , 600 to 2 , 600 mm/yr) . 2. Physiography, Soils and Geology The Project area topography consists of gently rolling hills at an elevation of 1 , 200 to 1250 masl, with flat alluvium deposits and soils in the area being red, iron - rich in appearance and content due to the widespread presence of laterite . In river valleys, clay - rich soils known as “Mbuga” are commonly found . In general, the soils in the Project area have not been exposed to artisanal mining activities and have shown no contamination by mercury, cyanide, or heavy metals . Soils located in areas outside the Project footprint, where artisanal mining has been conducted, were found to possess contaminant levels higher than established guidelines . 3. Surface and Ground Water Surface water is scarce in the Project area . The main surface water source is the Nyamazovu River, a small stream which was had been historically used as a fresh water supply for the former Buckreef process plant . The current Buckreef operation has an efficient system in place to conserve and recycle water including process, mine and storm water . During the Project development, tests from the drill - holes showed that ground water level depth is shallow at an average of 6 . 3 m below surface . A study of future water requirements and water management site balance has been completed by TRX to ensure continual water supply . Groundwater testing for contaminants is done on a regular basis at various points around the Property to monitor the water supply . 4. Biodiversity Since biodiversity loss and adverse ecosystem impacts can constitute a risk to people and the broader environment, the Company has prioritized the protection, conservation and restoration of natural systems in the mine area . The Project operations are not located on or near sites with protected conservation status; however, preliminary studies have identified a few endangered flora species in the concession area.

The biodiversity management approach is rooted in the precautionary principle: protective action where there is uncertainty about the impact of mining activities on local ecosystems or the natural resources upon which local communities depend. The Company environmental risk register includes biodiversity considerations, which meet or surpass applicable regulatory requirements pertaining to biodiversity in all exploration and operational activities.

An indigenous tree nursery has been developed at the Buckreef Mine (Figure 20.3) to support site rehabilitation. Trees are propagated and grown to the desired size and are then moved to the proposed rehabilitation site, such as the original decommissioned tailing storage facility.

FIGURE 20.3 BUCKREEF MINE TREE NURSERY



Source: *TRX (2024 Sustainability Report)*

20.5.4.1 Vegetation

There are several vegetation zones in the Project area. Their existence and condition presence are strongly related to proximity to water and human activities. Barren land, shrub-steppe, grassland, and forest zones all occur naturally and generally correspond to the increasing presence of water.

The most common vegetation zones in the Project area are Acacia polyacantha and Miombo woodlands. Human activities in the form of agriculture, pastoralism, artisanal mining, and settlement areas to generate firewood have had a distinct impact on the vegetation in the Project area. Domestic animal grazing is practiced widely with cattle, sheep, and goats foraging in the woods and plain areas.

20.5.4.2 Wildlife

The Project area, like most of the savannah areas, is a very good habitat for several species of animals and birds. DikDik, lesser kudu and greater kudu are native to the area. Also, reedbuck, bushbuck, orb, hyena, serval cat, jackal, crocodiles and baboons are found. The Buckreef operation is totally fenced which keeps most of the wildlife out of the operational area.

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 269 of 341 5. Human Environment The Project lies entirely within the Geita District in Geita region . The area is by large undeveloped tracts of land, poor infrastructure, with a largely rural population . There are three villages immediate to the Project area . The Village of Mnekezi is located at the northwest and Kaseme is at the west end of the Project . Rwamagaza Village, which is the center for artisanal miners, is located approximately five km southeast of the Buckreef Mine . Most of the residents near the Project belong to the Sukuma Tribe . The Rwamagaza Village has many ethnic groups other than the Mnekezi (e . g . , Waha and Wasumbwa) . Currently there have been no material incidents regarding trespassing or intruding into the mine area . The Company follows an annual, government - approved, CSR plan that supports local community infrastructure, entrepreneurialism and wellness . Infrastructure improvements include :  Extra classroom wings and ablution blocks for three local primary schools;  Two medical clinics;  Residential housing to attract health and education professionals to the region;  Water boreholes for community water supply; and  Police administration and housing. The social license to operate is greatly enhanced judging by the current response from different stakeholders that include villagers and their leaders, interfaith organizations, local and regional government and the government leaders at a national level . 6. Small Scale (Artisanal) Gold Mining Artisanal gold mining is locally a popular, well - organized and government - supported regional activity . It is an important and growing source of income in the region . Miners are of two types : residents and migrants . Residents are local people, mostly women and children, who work local deposits by hand during the dry season when agriculture is restricted . Migrants are individuals who drift through the area hoping to find a likely spot to work . Organized bands of workers financed by gold buyers often appear in the area and become involved in artisanal mining . A few artisanal and Primary Licensed miners were compensated and displaced by the Buckreef Project . 7. Seismicity The Project is located approximately 360 km northeast of the seismically active Lake Tanganyika Rift Seismic Zone . According to the Global Seismic Hazard Map produced by the Global Seismic Hazard Assessment Program (GSHAP, 2015 ), the Buckreef site is in an area of low seismicity, however, borders an area of moderate seismicity approximately 67 km to the southwest . The risk

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 270 of 341 of catastrophic failure during a seismic event due to liquefaction of topsoils and saprolite material is negligible since the natural water table lies well below the clay and saprolite zones.

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 271 of 341 1. CAPITAL AND OPERATING COSTS All costs are in Q 1 2025 US dollars . No provision has been included in the cost estimates to offset future escalation . Contingencies ranging from 5 to 30 % depending on the cost item have been added to all capital costs (“CAPEX”) . No contingency is added to operating costs (“OPEX”) . TRX’s Buckreef Mine has been an open pit operation since 2021 and hence initial capital costs are considered to be sunk costs . Growth and sustaining capital costs incurred during the 17 . 6 production years are estimated to total $ 359 M, including contingencies of $ 54 M ( 18 % average) . Total OPEX over the life - of - mine (“LOM”) are estimated at $ 913 M which average $ 50 . 52 /t processed . The following subsections provide details of these costs . 1. CAPITAL COSTS Capital costs for the Project are summarized in Table 21 . 1 . T ABLE 21.1 C APITAL C OST S UMMARY Total ($M) Sustaining ($M) Growth ($M) Item 102.0 76.1 25.9 Process Plant Expansion 1.7 - 1.7 Site Improvements 4.5 - 4.5 Tailings Facility 197.1 78.9 118.2 Underground Mine 305.2 155.0 150.2 Subtotal 53.6 29.4 24.3 Contingencies 358.9 184.4 174.5 Total 1 Note: 1 Numbers may not sum due to rounding. 1. Growth Capital Costs Growth CAPEX are costs required to expand the operations and are estimated at $ 175 M over the LOM . 1. Process Plant Expansion Items required to expand the process plant to 3 , 000 tpd are presented in Table 21 . 2 and are estimated to total $ 26 M . The main items are a SAG mill, additional flotation cells, a concentrate regrind mill, thickeners, and new elution plant .

TABLE 21.2 **PROCESS PLANT EXPANSION COSTS**	
Item	**Cost ($M)**
Electrical Including MCC	0.5
Flotation Cells 5x Tank Cell e50	2.1
Flotation Air System	0.3
Conc Regrind Cyclones 8 x 100 CV x 10	0.2
Conc Regrind Mill HIG700	3.6
Floculant Mixing Package	0.3
Concentrate Regrind Leach Feed Thickener	1.5
Flotation Tails Leach Feed Thickener	1.5
Concentrate Regrind Leach Tanks	0.4
4 t AARL Elution Plant	2.0
Electrical including MCC, Gensets, Synchronization	2.0
Conveyors	1.9
SAG Mill 7.32 m x 3.75 m EGL, 3,500 kW	5.0
Hydraulic Lifter	0.8
Other Including Cyanide Destruction	4.0
First Fills	0.4
Total	**25.9**

21.1.1.2 Site Improvements

New infrastructure to support the process plant expansion is required. Items consist of equipment to make concrete, and administrative/accommodation buildings. A list of improvement items is presented in Table 21.3 and is estimated to total $2M.

TABLE 21.3 **MINE SITE IMPROVEMENT COSTS**	
Item	**Cost ($M)**
40 t Crane All-Terain, Welders, Tools	0.3
Engineering and Office	0.1
Refurbish Old Crushing Circuit - To Produce Aggregate	0.1
Concrete Batch Plant	0.2
Water, Electrical, Sewage Improvements	0.4
Office / Conference / Training / Meeting	0.1
Social Area With Canteen	0.2
Accommodation Expansion 30-60 People	0.4
Total	**1.7**

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 273 of 341 21.1.1.3 Tailings Facility A Stage 3 tailings facility is planned to be constructed over a six - year period and is estimated to cost $ 5 M . The facility will store all tailings after the Stage 2 facility is full, to the end of the mine life . A breakdown of the costs is presented in Table 21 . 4 . T ABLE 21.4 T AILINGS F ACILITY C OSTS Cost ($M) Item 0.1 Engineering Design 0.1 Clear & Grub 2.2 Excavation & Embankment Construction 2.0 HDPE Liner 0.2 Pumping System 4.5 Total 21.1.1.4 Underground Mine Underground capital costs include all pre - production activities and installations, including construction of a paste backfill plant . Primary ramps, level accesses and footwall drifts are all estimated at $ 3 , 194 /m and the metres of development for these drifts are based on a total amount of 28 , 256 m as set out in Section 16 of this Technical Report . Construction costs are estimated at $ 118 M over the LOM and are presented in Table 21 . 5 . T ABLE 21.5 U NDERGROUND C ONSTRUCTION C OSTS Cost ($M) Item 47.6 Primary Ramps 8.1 Level Accesses 34.5 Footwall Drifts 18.1 Other Pre - Production Development 9.8 Backfill Plant & Delivery System 118.2 Total 21.1.1.5 Growth Contingency Costs Contingency costs have been applied to all growth CAPEX based on the percentages presented in Table 21.6.

TABLE 21.6 CONTINGENCY PERCENTAGES	
Item	**Contingency (%)**
Process plant expansion	10
Site improvement	10
Tailings facility construction	5
Underground primary ramps, level accesses and footwall drifts	15
All other underground costs	30

Total contingency on growth capital is estimated at $24M or approximately 16% on a LOM average weighted basis.

21.1.2 Sustaining Capital Costs

Sustaining CAPEX is the cost incurred to maintain planned production levels and is estimated at $184M over the LOM.

21.1.2.1 Process Plant and Mine Site

Process plant and mine site sustaining CAPEX is estimated at $5M/year and totals $76M over the LOM prior to contingency.

21.1.2.2 Underground Mine

Underground sustaining CAPEX includes items such as electrical drifts, dewatering system drifts, ventilation access and transfer drifts, maintenance shops, passing bays, and material rehandling bays, ventilation raises, ventilation system costs, dewatering system, compressed air system, electrical system, escapeway fitment and other infrastructure and fitment. The LOM sustaining cost is estimated at $79M prior to contingency.

21.1.2.3 Sustaining Contingency Costs

An average contingency of 19% has been applied to sustaining CAPEX and is estimated to total $29M over the LOM.

21.2 OPERATING COSTS

The operating cost estimate includes the cost of mining, processing, and General and Administration ("G&A") services. The LOM average operating costs for the Project during production years is summarized in Table 21.7.

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 275 of 341 T ABLE 21.7 O PERATING C OST S UMMARY Cost ($/t material mined) Cost ($/t processed) LOM Cost ($M) Area 3.77 26.38 91.7 Open Pit Mining N/A 33.09 475.0 Underground Mining N/A 31.34 566.7 Average LOM Mining N/A 12.68 229.2 Processing cost per tonne incl. tailings N/A 6.50 117.5 G&A per tonne processed N/A 50.52 913.3 Total cost per tonne processed 21.2.1 Underground Mining Operating Costs The underground mining operating cost estimate addresses the costs of all : development (excluding sustaining CAPEX development) ; production ; backfilling ; services and power usage ; technical services Company staff roles ; and other dayworks and sundry costs associated with operating the underground mine . The Buckreef underground operation is expected to be mined with contractors : costs for development, production and haulage were based on recent known contracts for similar sized operations with similar sized development and production methods . All costs used for underground development and production are sourced directly, or pro - rated, from these costs, with local labour, power and fuel costs, and known equipment operating costs . No quotes or contracts are currently in place for the underground mine . Underground G&A includes an Owner’s team of 38 staff to supervise and monitor the contractor operations, plus software and IT costs . Total OPEX for the underground over the LOM is estimated at $ 475 M, as shown in Table 21 . 8 . The average OPEX per underground tonne processed is estimated at $ 33 . 09 /t . T ABLE 21.8 U NDERGROUND M INING O PERATING C OSTS Cost ($/t processed) LOM Cost ($M) Item 1.69 24.3 Operating Development - Sills 5 x 5 m 7.10 101.9 Operating Development - Sills 4 x 4 m 11.46 164.5 Production Costs 2.59 37.1 Delineation Drilling 1.21 17.4 High Strength Pastefill 2.56 36.8 Low Strength Pastefill 4.91 70.5 Electric Power Cost 0.33 4.7 Indirect Salaries 0.72 10.3 G&A (UG Only)

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 276 of 341 T ABLE 21.8 U NDERGROUND M INING O PERATING C OSTS Cost ($/t processed) LOM Cost ($M) Item 0.51 7.4 Dayworks and Sundries 33.09 475.0 Total 21.2.2 Open Pit Mining The open pit mine operating cost consists of a contractor mining cost and Owner’s costs for supervision and technical services . Actual monthly cost data is presented for the six - month period September 2024 to February 2025 in Table 21 . 9 . This period was selected as being the most representative of future mining since it is the most current . The average cost per tonne mined over the period was $ 3 . 94 /t . T ABLE 21.9 O PEN P IT M INING O PERATING C OST D ATA Total 2025 2024 Item Feb Jan Dec Nov Oct Sept 7.72 1.37 1.31 1.35 0.83 1.43 1.43 Total Monthly Cost ($M) 210.3 26.6 40.6 40.7 40.8 55.4 6.3 Mineralization Mined (kt) 1,748.5 419.6 215.9 291.7 203.6 254.4 363.2 Waste Rock Mined (kt) 1,958.9 446.2 256.4 332.4 244.4 309.9 369.4 Total Mined (kt) 3.94 3.07 5.12 4.06 3.40 4.62 3.86 Cost ($/t Mined) The $ 3 . 94 /t mined is comprised of fixed ( $ 0 . 54 /t) and variable ( $ 3 . 40 /t) costs . At higher production rates, which are required according to the mine plan, the fixed component decreases to $ 0 . 30 /t and the overall cost is estimated at $ 3 . 70 /t . Estimated open pit mining costs are presented in Table 21 . 10 . T ABLE 21.10 O PEN P IT M INING C OSTS LOM Cost ($M) Mining Cost ($/t mined) Year 28.4 3.94 1 26.6 3.70 2 26.6 3.70 3 9.4 3.70 4 91.1 1 3.77 Total Note: 1 Excludes stockpile reclaim cost at end of LOM

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 277 of 341 1. Contract Mining The Company hired FEMA Mining and Drilling Limited for contract mining services as of April 1 , 2024 . FEMA supplies all mining aspects such as load and haul, drilling, blasting, and maintenance of the equipment . A fixed overhead fee is charged monthly, and the mining unit rates are based on type of material mined and depth within the open pits . 2. Supervision and Technical Services Mine supervision and technical services include salaries for the Company’s team to supervise the contractor activities, and annual costs for office equipment, vehicle maintenance, outside consultants, and other mine management costs . 3. Stockpile Rehandling As mentioned in Section 16 of this Technical Report, a 0 . 6 Mt low - grade stockpile is built up over the production years and is processed in the final year of the mine life . The unit cost to reclaim the material and feed it to the primary crusher by front - end loader is estimated at $ 1 . 00 /t, for a total cost of $ 0 . 6 M . 21.2.3 Process Plant Operating Costs Actual monthly processing cost data for the six - month period September 2024 to February 2025 averaged $ 14 . 00 /t processed at 1 , 489 tpd . The cost was estimated to increase to $ 15 . 00 /t at a throughput of 1 , 750 tpd and slightly higher recoveries than achieved during the six - month period . After the process plant expansion to 3 , 000 tpd the OPEX was estimated to average $ 12 . 50 /t . The process plant OPEX are presented in Table 21 . 11 , with a LOM average of $ 12 . 68 /t and a LOM total estimated cost of $ 229 M . T ABLE 21.11 P ROCESS P LANT O PERATING C OSTS LOM ($M) LOM ($/t) YR3+ 3,000 tpd ($/t) YR1&2 1,750 tpd ($/t) Item 42.8 2.37 2.36 2.48 Electricity and Power 25.4 1.41 1.34 2.27 Wages 77.4 4.28 4.28 4.28 Reagents 83.6 4.62 4.52 5.97 Parts, contractors, lube, etc. 229.2 12.68 12.50 15.00 Total ($/t processed) 21.2.4 General and Administrative Costs G&A costs cover all overhead items such as admin staff including Human Resources, mining license fees, insurance, office costs, camp costs, transportation, security contractor, environmental costs, medical and mine rescue . The costs are based on the 2025 budget and have been pro - rated

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 278 of 341 up from YR 3 onwards when the production rate increases from 1 , 750 tpd to 3 , 000 tpd . At steady - state production of 3 , 000 tpd G&A is estimated at $ 7 M/yr or $ 6 . 50 /t processed as presented in Table 21 . 12 . T ABLE 21.12 G&A C OSTS LOM ($M) YR3 Onwards ($M/YR) YR1&2 ($M/YR) Item 67.0 4.0 2.4 Admin & Human Resources 23.1 1.3 0.8 Finance and Supply Chain 27.4 1.7 1.0 Health, Safety, Environmental & Security 117.5 7.0 4.2 Total 6.50 6.50 6.50 Unit Cost ($/t Processed) 3. ROYALTIES AND GOLD SELLING COST Royalties include a 6 . 0 % Tanzania government royalty, 1 . 0 % export fee and 0 . 3 % local service levy, which total 7 . 3% , all as a gross revenue deduction . The royalties and fees total $ 182 M over the LOM . TRX currently ships its gold for refining to Switzerland and South Africa . Royalties could be reduced to 4 . 0 % if the gold is refined in Tanzania, and TRX is reviewing this possibility . The current gold selling cost is $ 14 . 43 /oz and includes doré transportation and security, refining and sales costs . Over the LOM this equates to $ 16 M . 4. CLOSURE COSTS Ongoing reclamation expenses of $ 3 . 4 M have been planned during the first nine years of the LOM plan to provide for progressive reclamation of tailings facilities and open pit areas . A final closure cost at the end of the mine life has been estimated at $ 10 M and is considered net of mining and processing equipment salvage value . 5. CASH COSTS AND ALL - IN SUSTAINING COSTS Cash costs over the LOM are estimated to average US $ 1 , 024 /oz Au and include royalties . All - In Sustaining Costs (“AISC”) over the LOM are estimated to average US $ 1 , 206 /oz Au and include closure costs . A summary of LOM cash costs and AISC is presented in Table 21 . 13 .

TABLE 21.13 **CASH COST AND AISC**			
Cost Element	**LOM Total ($M)**	**Average LOM ($/t processed)**	**Average LOM ($/oz)**
Open Pit Mining	91.7	26.6[1]	84.5
Underground Mining	475.0	33.1[2]	437.7
Processing	229.2	12.7	211.2
General & Admin.	117.5	6.5	108.3
Royalty & Selling Cost	197.5	10.9	182.0
Cash Cost	**1,110.8**	**61.4**	**1,023.7**
Sustaining Capital	184.4	10.2	169.9
Reclamation	13.4	0.7	12.4
AISC	**1,308.7**	**72.4**	**1,206.0**

Notes: [1] *Per tonne processed from open pit only.*
[2] *Per tonne processed from underground only.*

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TRX Gold Corporation, Buckreef Mine PEA, Report No. 473

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 280 of 341 1. ECONOMIC ANALYSIS 2. SUMMARY Cautionary Statement - The reader is advised that the PEA summarized in this Technical Report is intended to provide only an initial, high - level review of the Project potential and design options . The PEA mine plan and economic model include numerous assumptions and the use of Inferred Mineral Resources . Inferred Mineral Resources are considered to be too speculative to be used in an economic analysis except as allowed by NI 43 - 101 in PEA studies . There is no guarantee the Project economics described herein will be achieved . A discounted cash flow model was prepared using the production schedule described in Section 16 and the cost estimates described in Section 21 of this Technical Report . The cash flow model was developed on a pre - tax and after - tax basis . The cash flow model is assumed to commence from YR 1 . All Project costs before YR 1 are treated as sunk costs . The Project economic evaluation conclusions are summarized in Table 22 . 1 . At base case consensus forecast gold prices of US $ 2 , 707 /oz in YR 1 , US $ 2 , 646 /oz in YR 2 , US $ 2 , 495 /oz in YR 3 , US $ 2 , 400 /oz in YR 4 and US $ 2 , 245 /oz thereafter, the Project has an estimated US $ 442 M after - tax net present value (“NPV”) at a 5 % discount rate (“NPV 5% ”) . The PEA demonstrates the Company’s ability to potentially finance expansion costs from internally generated cash flow without an upfront capital requirement, thus there is no quoted internal rate of return (“IRR”) or payback period . T ABLE 22.1 E CONOMIC E VALUATION S UMMARY After - Tax (US$M) Pre - Tax (US$M) Item 642 1,008 NPV 0% 442 701 NPV 5% 387 615 NPV 7% 22.2 BASIC ASSUMPTIONS A discounted cash flow analysis of the Project was prepared based on technical and cost inputs developed by the Authors and actual cost and production data from the Buckreef Mine . The discounted cash flow analysis was performed on a stand - alone project basis with annual cash flows discounted . The financial evaluation uses a discount rate of 5% , discounting back to the start of the production schedule of the Project . All currency values are expressed in US dollars unless otherwise noted .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 281 of 341 Gold Price Assumptions Base case consensus forecast gold prices consisted of US $ 2 , 707 /oz in YR 1 , US $ 2 , 646 /oz in YR 2 , US $ 2 , 495 /oz in YR 3 , US $ 2 , 400 /oz in YR 4 and US $ 2 , 245 /oz thereafter . Metallurgical Recoveries The Project’s process plant metallurgical gold recovery assumptions are 75 . 0 % in YR 1 , 80 . 0 % in YR 2 , 85 . 0 % in YR 3 and 88 . 0 % thereafter once the planned process plant expansion to 3 , 000 tpd has been implemented . The average recovery over the LOM is estimated at 87% . Capital Costs Total capital costs during the LOM are estimated to be $359M as outlined in the Capital and Operating Cost Section 21. The growth capital costs incurred over the LOM are estimated to be $175M including a contingency of $24M. Sustaining capital costs over the LOM are estimated at $184M including a contingency of $29M. Reclamation and Closure Costs Ongoing reclamation expenses of $ 3 . 4 M are planned during the first nine years of the LOM plan to provide for progressive reclamation of tailings facilities and open pit areas . A final closure cost at the end of the mine life is estimated at $ 10 M and is considered net of mining and processing equipment salvage value . Previous Expenses Provision An amount of $10.1M was considered as a prior net operating loss and these monies were deducted from income in YR1 when determining taxable income. Income Tax Rate The Tanzanian corporate income tax is levied at a rate of 30% on the net taxable income. Royalties and Gold Selling Cost Royalties include a 6.0% Tanzania government royalty, 1.0% export fee and 0.3% local service levy, which total 7.3%, all as a deduction on gross revenue. The current gold selling cost is $14.43/oz and includes doré transportation and security, refining and sales costs. 22.3 CASH FLOW SUMMARY At base case gold prices the Project is estimated to realize an after - tax NPV of US$442M at a discount rate of 5%.

The estimated annual production and LOM cash flows for the Project are summarized in Table 22.2. An annual summary of the cash flow model is provided in Table 22.3.

TABLE 22.2
KEY METRICS AND PROJECT ECONOMICS

Item	Unit	LOM Value
Base Case Gold Prices	US$/oz	2,707 YR1; 2,646 YR2; 2,495 YR3; 2,400 YR4; and 2,245 thereafter
Discount Rate	%	5
Mining Parameters		
Open Pit - Tonnes of Mineralization	M	3.5
Open Pit - Avg Grade	g/t Au	1.92
Open Pit - Strip Ratio	w:o	6.0
Underground - Tonnes of Mineralization	M	14.4
Underground - Avg Grade	g/t Au	2.22
Mine life - Open Pit & Underground	Years	17.6
Process Plant Parameters		
Recovery	%	87
Rate	tpd	2,824
Total Tonnage Processed	M	18.1
Average Annual Production	oz/year	61,800
Average Annual Production (first five years of underground)	oz/year	80,100
Capital Expenditures		
Initial Capital Expenditure	US$M	Nil
Growth Capital Expenditure	US$M	174.5
Sustaining Capital Expenditure	US$M	184.4
Closure Cost	US$M	13.4
Operating Costs		
Mining Cost - Open Pit	US$/t mined	3.77
Mining Cost - Underground	US$/t processed	33.09
Processing Cost	US$/t processed	12.68
G&A cost	US$/t processed	6.50
Cost per Ounce		
Cash Cost	US$/oz	1,024
All-in Sustaining Cost	US$/oz	1,206

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TABLE 22.2 KEY METRICS AND PROJECT ECONOMICS		
Item	**Unit**	**LOM Value**
Financial Analysis		
Pre-tax $NPV_{5\%}$	US$M	701.0
Post-tax $NPV_{5\%}$	US$M	442.2

A production profile showing payable gold ounces produced and process plant head grade is presented in Figure 22.1. Figure 22.2 presents a capital expenditure profile in millions of US$. Annual EBITDA is presented in Figure 22.3. A graph of annual after-tax free cash flow, showing cash cost and AISC is presented in Figure 22.4.

FIGURE 22.1 PRODUCTION PROFILE


Gold Production (k oz)
Gold Grade (g/t Au)
Year
Open Pit (k oz)
Underground (k oz)
Stockpile (k oz)
Avg Head Grade (g/t Au)

FIGURE 22.2 CAPITAL EXPENDITURE PROFILE


Capital Expenditure (US$M)
Year
Growth Capital
Sustaining Capital

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F IGURE 22.3 A NNUAL EBITDA F IGURE 22.4 A FTER - T AX F REE C ASH F LOW , C ASH C OST AND AISC P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 284 of 341

TABLE 22.3
CASH FLOW MODEL SUMMARY (US$)

Item	Units	Total	Year																	
			1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Gold Price	$/oz	**2,296**	2,707	2,646	2,495	2,400	2,245	2,245	2,245	2,245	2,245	2,245	2,245	2,245	2,245	2,245	2,245	2,245	2,245	2,245
Process Plant Feed	kt	**18,077**	639	639	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	1,080	600
Head Grade	g/t Au	**2.14**	1.74	2.32	2.09	2.57	3.08	2.99	2.47	2.28	2.26	2.23	2.10	2.20	2.22	1.79	1.54	1.67	1.60	0.73
Process Recovery	%	**87**	75	80	85	88	88	88	88	88	88	88	88	88	88	88	88	88	88	88
Payable Gold	**koz**	**1,085.1**	**26.8**	**38.1**	**61.4**	**78.4**	**94.0**	**91.3**	**75.3**	**69.7**	**69.0**	**68.2**	**64.1**	**67.2**	**67.8**	**54.6**	**47.0**	**51.1**	**48.7**	**12.4**
Gross Revenue	$M	**2,491.3**	72.4	100.8	153.4	188.2	211.1	204.9	169.0	156.5	154.9	153.1	144.0	150.8	152.1	122.6	105.4	114.7	109.4	27.9
Less: Royalty/Selling	$M	**(197.6)**	(5.7)	(7.9)	(12.1)	(14.8)	(16.8)	(16.3)	(13.4)	(12.4)	(12.3)	(12.2)	(11.4)	(12.0)	(12.1)	(9.8)	(8.4)	(9.1)	(8.7)	(2.2)
Net Revenue	**$M**	**2,293.8**	**66.7**	**92.9**	**141.3**	**173.3**	**194.3**	**188.6**	**155.6**	**144.1**	**142.6**	**140.9**	**132.6**	**138.8**	**140.0**	**112.9**	**97.1**	**105.6**	**100.7**	**25.7**
Less: Operating Costs	$M	**(913.3)**	(42.1)	(40.4)	(47.2)	(63.5)	(62.6)	(56.2)	(61.3)	(54.0)	(55.0)	(57.2)	(54.4)	(55.9)	(54.5)	(52.5)	(57.0)	(48.1)	(39.6)	(12.0)
Total Cash Cost/oz	$/oz	**1,024**	1,786	1,268	963	999	844	794	993	952	975	1,017	1,027	1,011	982	1,138	1,391	1,120	991	1,143
EBITDA	**$M**	**1,380.4**	**24.6**	**52.5**	**94.2**	**109.8**	**131.7**	**132.4**	**94.3**	**90.1**	**87.6**	**83.7**	**78.1**	**82.9**	**85.6**	**60.4**	**40.1**	**57.5**	**61.1**	**13.7**
Less: Sustaining Capital	$M	**(184.4)**	(2.5)	(5.0)	(5.0)	(21.5)	(14.2)	(13.1)	(11.0)	(16.7)	(11.7)	(10.1)	(11.3)	(10.1)	(10.0)	(11.9)	(9.3)	(8.2)	(7.7)	(5.0)
AISC	$M	**1,308.7**	50.3	53.3	64.3	99.8	93.7	85.7	85.9	83.3	79.1	79.4	77.2	78.1	76.7	74.3	75.3	66.4	56.5	19.6
AISC per oz	$/oz	**1,206**	1,879	1,399	1,045	1,273	997	939	1,141	1,194	1,146	1,165	1,203	1,162	1,132	1,360	1,603	1,298	1,160	1,573
Less: Growth Capital	$M	**(174.5)**	(8.2)	(24.1)	(47.2)	(9.3)	(11.8)	(11.1)	(6.2)	(14.7)	(5.1)	(4.3)	(5.6)	(4.4)	(6.5)	(9.0)	(6.4)	(0.8)	0.0	0.0
Less: Closure Costs	$M	**(13.4)**	0.0	0.0	0.0	0.0	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	0.0	0.0	0.0	(0.1)	(0.2)	(0.6)	(0.9)	(0.5)	(10.3)[1]
Unlevered Free Cash Flow (Pre-Tax)	**$M**	**1,008.1**	**14.0**	**23.4**	**42.0**	**79.1**	**105.6**	**108.1**	**77.0**	**58.5**	**70.8**	**69.4**	**61.3**	**68.3**	**68.9**	**39.3**	**23.8**	**47.5**	**52.9**	**(1.6)**
Less: Cash Taxes	$M	**(365.6)**	(3.8)	(14.5)	(25.7)	(30.5)	(37.3)	(37.3)	(25.4)	(23.3)	(23.0)	(22.2)	(20.6)	(22.5)	(23.5)	(15.1)	(8.9)	(14.8)	(16.3)	(0.9)
Unlevered Free Cash Flow (After-Tax)	**$M**	**642.5**	**10.2**	**8.9**	**16.3**	**48.6**	**68.3**	**70.8**	**51.6**	**35.2**	**47.8**	**47.1**	**40.7**	**45.8**	**45.4**	**24.2**	**14.9**	**32.7**	**36.6**	**(2.5)**
$NPV_{5\%}$ - Pre-Tax	**$M**	**701.0**																		
$NPV_{5\%}$ - After-Tax	**$M**	**442.2**																		

Note: 1 $10M closure cost is modelled in YR19 in Excel financial model. It is shown in the table above in YR18 for convenience.

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TRX Gold Corporation, Buckreef Mine PEA, Report No. 473
Page 285 of 341

22.4 SENSITIVITY ANALYSIS

The sensitivity of the discount rate to Project NPV is presented in Table 22.4.

TABLE 22.4 NPV SENSITIVITY TO DISCOUNT RATE		
Discount Rate (%)	**Pre-tax NPV ($M)**	**After-tax NPV ($M)**
0	1,008.1	642.5
5 (Base Case)	**701.0**	**442.2**
7	615.7	386.6
10	514.2	320.8

After-tax $NPV_{5\%}$ sensitivity to gold price, OPEX and growth CAPEX are presented in Tables 22.5 to 22.7. The results are presented graphically in Figure 22.5.

TABLE 22.5 GOLD PRICE SENSITIVITY		
Gold Price ($/oz)	**Pre-tax $NPV_{5\%}$ ($M)**	**After-tax $NPV_{5\%}$ ($M)**
3,000	1,180.5	766.4
2,800	1,040.9	672.0
2,600	901.2	577.6
2,400	761.6	483.1
Base Case (avg. 2,296)	**701.0**	**442.2**
2,200	622.0	388.7
2,000	482.4	294.2
1,800	342.8	199.3

TABLE 22.6 OPERATING COST SENSITIVITY		
Sensitivity (%)	**Pre-tax $NPV_{5\%}$ ($M)**	**After-tax $NPV_{5\%}$ ($M)**
-25	858.9	552.6
-10	764.2	486.4
Base Case 0	**701.0**	**442.2**
+10	637.9	398.0
+25	543.2	331.6

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T ABLE 22.7 G ROWTH C APITAL C OST S ENSITIVITY After - tax NPV 5% ($M) Pre - tax NPV 5% ($M) Sensitivity (%) 468.7 735.9 - 25 452.8 715.0 - 10 442.2 701.0 Base case 0 431.6 687.1 +10 415.6 666.2 +25 F IGURE 22.5 A FTER - T AX NPV S ENSITIVITY The after - tax base case NPV is most sensitive to gold prices followed by operating costs and growth capital costs . 22.5 ECONOMIC ANALYSIS SUMMARY It is the opinion of the Authors that the base case PEA Project demonstrates robust economics . It is worthy to note that the Company has the potential ability to finance the Project expansion from internally generated cash flow without an upfront requirement . It is recommended that the Company continue with its planned process plant expansion to 3 , 000 tpd and that underground mining be pursued with further studies and exploration/Mineral Resource drilling . P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 287 of 341

23.0 ADJACENT PROPERTIES

The Authors note that mineralization located on adjacent properties is not indicative of mineralization present on the Buckreef Property.

The Buckreef Gold Project is situated within the LVG, which hosts many small and large scale, gold mining operations (Figure 23.1).

FIGURE 23.1 LOCATION MAP OF GOLD PROPERTIES ADJACENT TO BUCKREEF



Geita
Nyanzaga
Tulawaka
Buckreef
Bulyanhulu
Golden Ridge
Nyakafuru
Buzwagi
N
30 km
LEGEND
SCALE 1:800,000

Source: *Modified by P&E (2025) from TRX website (March 2025)*

The three nearest large-scale gold mine projects are outlined as follows:

- **Geita Gold Mine:** Geita Mine is an open pit and underground mine located ~30 km north-northeast of the Buckreef Gold Mine. Geita is one of AngloGold Ashanti's flagship mines. The mine has been in operation as a large-scale mine since the 1930s. Geita is an Archaean mesothermal, mainly banded iron formation ("BIF")-hosted gold deposit. Mineralization is found on sheared BIF-diorite contacts and in the diorite;
- **Tulawaka Mine**: Located ~50 km west of Buckreef, the Tulawaka gold deposit is hosted in a complex upper greenschist to amphibolite facies metamorphic terrain composed of metasedimentary rocks, including a minor component of metasilicate iron

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 289 of 341 formation and metagabbro dykes or sills . The local stratigraphy has been folded into a large - scale Z - shaped fold that plunges to the south . The anticline portion of the fold is cut by a thrust fault sub - parallel to the south - dipping fold axial plane . Gold occurs principally as free gold within quartz veins or stockworks, commonly associated with felsic intrusives . Tulawaka is an exploration project and gold mine owned currently by Stamigold, a subsidiary of STAMICO ; and  Bulyanhulu Mine : Located ~ 50 km east of the Buckreef Mine . The geology at Bulyanhulu consists of mafic volcanic flows overlain by a series of pyroclastics and ash tuffs . Argillite is present at the contact between the mafic and felsic rocks . The gold, silver and copper mineralization occurs in mineralized “reefs” or quartz veins localized along steeply - dipping northwest - striking structures, generally in the argillite units . The mine is owned by Barrick Gold Corporation . The LVG represents an important, large - scale gold province in which regional mineralizing hydrothermal fluid systems have utilized rheologic, geochemical and structural boundaries to remobilize and concentrate gold as mineral deposits . The Buckreef Project occurs in the LVG where similar lithologic and structural features are present, and could theoretically therefore be as potentially prospective . The Author has not verified the public domain information with regards the Geita, Tulawaka and Bulyanhulu Mines, and the information provided is not necessarily indicative of the mineralization at the Buckreef Project .

24.0 OTHER RELEVANT DATA AND INFORMATION

24.1 PROJECT RISKS AND OPPORTUNITIES

Risks and opportunities have been identified for the Project. The anticipated impact on the Project is listed in brackets after each item, using low-medium-high categories.

24.1.1 Risks

24.1.1.1 Mineral Resource Estimate

- A decrease in the future gold price could cause a revision of the Mineral Resource Estimate. (low)

24.1.1.2 Open Pit Mining

- Mining adjacent and into historical underground workings may create productivity and safety impacts. (low)

24.1.1.3 Underground Mining

- Approximately 57% of the underground potentially mineable portion of the Mineral Resource is classified as Inferred Mineral Resource and will require a substantial drill program to convert to Indicated Mineral Resource. Material at depth can be drilled from underground during the mine life to minimize costs. (medium)

- There has not been any paste backfill testing, with different cement content recipes. It is unknown whether there are any elements or material in the tailings that may cause strength issues. (low)

- The mineralized veins are relatively thin (average 10 m) and 30 m level heights may result in drilling not being able to follow flexures and folds without incurring greater dilution than planned. (low)

- Cost quotations from mining contractors could result in higher unit costs. (low)

- Mining the crown pillars underneath the open pits presents both geotechnical and hydrogeological risks. The pillars are scheduled to be mined last in order that any potential destabilization of an open pit wall will have minimal effect, and any drainage links from the open pit catchment would not cause delays to underground mining. (low)

- The number of mining faces required to mine at 3,000 tpd is relatively high. This has been accounted for in the mine design and production schedule, however, it is still an operational risk. At a more detailed level of study there may be sequencing issues that could make a smooth grade profile more erratic. (low)

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 291 of 341 24.1.1.4 Process Plant and Tailings  Existing projections of metallurgical recoveries are based on recent testwork and are subject to change which could lead to reduced metal production and net revenue . Continued testwork as the Project phases are being developed and built should be conducted to monitor the introduction of higher percentages of feed from the sulphide zones . (medium)  Increased purchase price at time of order for the major expansion equipment (flotation, SAG mill, elution circuit) could lead to higher capital costs . (low)  Presently grid power outages are experienced albeit on a minimal case at approximately 4 % of operational hours . Any increase in outages would incur higher operating costs due to increased generator usage . (low)  An increase in feed hardness will reduce throughput and required final P 80 product size required for flotation and CIL circuit . Continued testing should be carried out accordingly . (low) 24.1.1.5 Financial Aspects  Lower gold prices would decrease the Project economics . However, sensitivity analysis indicates that a 20 % decrease in metal prices would still result in a financially attractive Project . (medium) 24.1.2 Opportunities 24.1.2.1 Mineral Resource Estimate  Most zones remain open down plunge. There is an opportunity to extend the veins with additional drilling. (medium) 24.1.2.2 Open Pit Mining  Approximately 97 % of the open pit mine plan portion of the Mineral Resource is Measured or Indicated Mineral Resource, which leads to a high degree of confidence in the first four years of the LOM plan . (low) 24.1.2.3 Underground Mining  The Stamford Bridge Mineral Resource is open at depth and is not fully defined along strike, and contains high - grade mineralization . Further drilling is needed to expand the domains . The Stamford Bridge Zone is currently accessed through the North Zone . If an expanded Stamford Bridge Zone could be accessed by its own

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 292 of 341 ramp from surface then there would be less pressure on North Zone development to provide the access to Stamford Bridge. (medium)  Automation of LHDs or trucks could reduce operating costs. (low)  Re - evaluation of a material haulage system (Railveyor or borehole hoist) could potentially improve economics . Using a haulage method other than diesel - powered trucks would also reduce ventilation requirements, and it has been recommended that the ventilation system at depth requires review at a later stage of study . (low)  An economic trade - off study could be completed on deferring mine development in the early years to save capital costs at the expense of decreased gold production . (low) 24.1.2.4 Process Plant and Tailings  Process design criteria projections could change with metallurgical optimization that would lead to higher metal production and revenue . (low)  Refurbished equipment possibly available on the market could be strategically inserted in specific areas (e . g . SAG mill) . Capital cost reduction and a decrease in Phase 2 process plant expansion construction timeframe could result . (low) 24.1.2.5 Financial Aspects  An improvement in the LOM average gold price to US$3,000/oz would provide a $324M increase in after - tax NPV 5% to $766M. (medium)

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 293 of 341 25.0 INTERPRETATION AND CONCLUSIONS TRX’s Buckreef Gold Project area is located 40 km southwest of the City of Geita, which in turn is ~ 110 km southwest of the City of Mwanza, on Lake Victoria, in northwestern Tanzania . The Buckreef Gold Property consists of six gold deposits, namely the Buckreef, Eastern Porphyry, Anfield, Stamford Bridge, Tembo and Bingwa Deposits . In October 2011 , Tanzam 2000 , a 100 % owned subsidiary of TRX signed a JV agreement with STAMICO regarding the Buckreef Gold Project . Through this JV agreement, a Tanzanian registered JV company, Buckreef Gold Company Limited (“BGC”), was formed with an equity holding of 55 % Tanzam 2000 and 45 % STAMICO . Under the agreement, TRX through its subsidiary, Tanzam 2000 , manages the Buckreef Project and is responsible for providing exploration and mine development financing . The Buckreef Gold Property consists of a single Special Mining License SML 04 / 92 that covers an area of 16 . 04 km 2 , including the current Mineral Resources . In March 2022 , SML 04 / 92 was renewed for a further 10 years to June 2032 . The Company announced a name change from Tanzanian Gold Corporation to TRX Gold Corporation in May 2022 . Tanzam 2000 changed its name to TRX Gold Tanzania Limited in August 2022 . The Buckreef Project is situated in the Lake Victoria Goldfields of northern Tanzania . The Buckreef Project is hosted in the east - west trending Rwamagaza Greenstone Belt, one of the larger greenstone belts in northern Tanzania . Three of the Buckreef Project gold deposits are included in the current Mineral Resource Estimate : Buckreef, Eastern Porphyry and Stamford Bridge . The Buckreef Deposit is a shear zone hosted gold deposit within a sequence of mafic basalts and dolerites, near basement granite . The Buckreef Deposit consists of the Main, North, South and West Zones . The Deposits are mesothermal orogenic gold deposits of Archean age . Historical exploration activities include geophysical and geochemical surveys, geologic mapping, mineral prospecting, and drilling by various operators from pre - 2007 to 2024 . The most recent drilling program undertaken by TRX was in 2024 and resulted in the discovery of the Stamford Bridge Deposit . The 2024 program increased the total amount of drilling on the Buckreef Project to 162 , 359 m in 999 drill holes . Recent drilling has included completion of reverse circulation drill holes and diamond core drill holes . It is the Authors’ opinion that sample preparation, security and analytical procedures for the Buckreef Project recent drill programs were adequate, and that the data are of good quality and satisfactory for use in the current Mineral Resource Estimate . Multiple metallurgical testwork programs have been completed on the Buckreef Deposit . In 2020 , SGS Canada was commissioned to undertake testing on sulphide gold mineralization to define the optimal gold recovery flowsheet for the design of a large gold process plant . Additional testwork completed in 2023 at Buckreef Gold’s process plant on a 6 , 500 t bulk sample of sulphide achieved an indicative gold recovery of 88 . 7% . Testwork completed in 2024 by SGS South Africa investigated the impact of grind on gold dissolution . Results indicated gold dissolution of up to 92 . 5 % at the finest grind of 80% - 5 μm . The Authors completed an Updated Mineral Resource Estimate for the Buckreef Gold Project with an effective date of April 15 , 2025 . Wireframes were developed from an open pit cut - off grade of 0.40 g/t Au while underground was 1.20 g/t Au. Measured plus Indicated Mineral Resources total

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 294 of 341 10 . 8 Mt at 2 . 57 g/t Au for 893 koz Au contained . Inferred Mineral Resources total 9 . 1 Mt at 2 . 47 g/t Au for 726 koz Au contained . The classification of Measured, Indicated, and Inferred Mineral Resources conforms to CIM (2014) Definition Standards and Best Practices Guidelines (2019) . The Updated Mineral Resource Estimate reported in this Technical Report is based on drilling and assay data provided by TRX and independent laboratories and compiled, verified and validated by the Authors . The drilling database consists of 892 drill holes that were used to create the 136 constraining wireframes utilized for the Mineral Resource Estimate . The Authors consider that the current drill hole database, methodologies, and analytical procedures are appropriate for the estimation of a Mineral Resource . Most Zones remain open down plunge . Further drilling may provide additional Mineral Resources . The processing rate is planned at 1 , 750 tpd during the first two years of open pit production, increasing to 3 , 000 tpd in YR 3 . Open pit mining is completed in YR 4 . Underground development is planned to start in YR 3 and ramp up over two years in order that by YR 5 production is at 3 , 000 tpd . An open pit mining contractor has been engaged to mine the Main and Eastern Porphyry open pits . The contractor undertakes all drill and blast, loading, hauling, and mine equipment maintenance activities . The Company provides overall mine management and technical services . Mining is planned on 10 m height benches, using conventional equipment such as hydraulic excavators, and a mix of 20 to 45 t haulage trucks . Dilution in mineralized material is estimated at 18 % by tonnage and 15 % by grade . The overall strip ratio for open pit mining is 6 . 0 : 1 . Over the four - year open pit LOM a total of 3 . 5 Mt of mineralized material is planned be mined at an average grade of 1 . 92 g/t Au . Approximately 0 . 8 Mt of low - grade material at 0 . 73 g/t Au is planned to be stockpiled during mining and will be processed at the end of the Project life . Waste rock will be transported to a storage facility located just east of the Eastern Porphyry Pit, and mineralized material will be hauled to the primary crusher or placed on temporary stockpiles . Extraction of mineralization from the underground portion of the Buckreef Project will be through longhole sublevel mining with cemented paste backfill . All underground mining will be completed by contractor . Overall mining dilution is estimated at 26 % and mining recovery is estimated to average 93% . Sublevels are spaced at a nominal interval of 30 m and stopes are a maximum of 18 m along strike . The average HW - FW span is 10 . 1 m, with 60 % of stopes being less than 8 m in span . Longitudinal retreat mining that involves driving an access through mineralization along the strike of the vein to the end of a group of stopes will be used where stopes are narrower than 13 m . Transverse access mining is planned where stopes are wider than the nominal 13 m limit for longitudinal mining . Haulage trucks will typically be 50 t, with 10 - t and 17 - t load - haul - dump units . Steady - state production of 3 , 000 tpd (nominally 1 . 08 Mtpa) will be reached after a two - year ramp - up period, and full production will be maintained for almost 13 years . Over the life - of - mine (“LOM”), a total of 14 . 4 Mt of mineralized material will be recovered from the underground mine at an average grade of 2 . 22 g/t Au for a total contained 1 . 02 Moz Au . The Buckreef Gold Project is operating a process plant at a current average throughput of 1 , 439 tpd with 1 . 21 g/t Au head grade, and 72 . 2 % Au recovery average . The current processing facility consists of two trains of three - stage crushing, four closed circuit ball mills, eleven carbon - in - leach (“CIL”) tanks, and complete elution (less reactivation kiln), electrowinning, and carbon reactivation for the production and sale of gold doré .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 295 of 341 A proposed expansion to the process plant will be completed in two phases . Phase 1 has a production target rate 1 , 750 tpd ( 636 , 738 tpa) for YR 1 and YR 2 with capital expenditures for the following major equipment : flotation circuit with trash screens, reagent conditioning tank, and five Metso e 50 tanks cells and blower system ; flotation concentrate regrind mill ; pumping and cycloning within regrind circuit ; concentrate leach feed thickener ; two additional CIL tanks to treat flotation concentrate ; flotation tailings thickener ; 4 tpd elution circuit ; and associated screens, pumps, reagent system, and upgraded water system . While in operations during Phase 1 , expansion will be underway for an increased production target rate of 3 , 000 tpd ( 1 , 080 , 000 tpa) for YR 3 . With a planned grinding target of P₈₀ at 150 to 100 µm, capital expenditures are planned for the following major equipment : SAG mill circuit surge bin, feeders, conveyors ; SAG mill, 3 , 500 kW ; cyclone cluster with SAG and ball mill(s) circuit ; reverting to single toggle jaw crusher for SAG mill feed prep ; and a cyanide destruction system (to coincide with underground mine construction) . The introduction of a flotation circuit to recover and regrind sulphide concentrates as well as regrinding, thickening, addition CIL capacity and elution circuit expansion is expected to improve overall process recovery to 88% . The Buckreef Mine site contains all necessary infrastructure for open pit mining, processing and production of doré . Facilities include staff offices, warehousing, camp and cafeteria, drill core shack, diesel fuel tank farm and fueling station, explosives storage, tailings storage, and water and sewage treatment . The open pit mining contractor has established infrastructure for offices, maintenance facilities and warehousing . The Property has telephone, cell phone coverage and high - speed internet . Management employees and select contractors are supplied with camp housing, and hourly workers and most contractors commute from nearby towns . Future site/camp improvements are planned, as are improvements to the process plant . Items required for underground mining include a paste backfill plant, underground mining contractor maintenance and office buildings, and a Phase 3 tailings facility . The current Buckreef Project site is currently based on open pit mining and is fully compliant with the existing environmental laws of Tanzania . TRX is in active contact with the local communities in Geita and Mwanza area and is in constant contact with the local and government leadership about operational results and developments of the Buckreef Mine . The environmental and socio - economic baseline for the Buckreef Project was documented in 2014 . A modification of the existing Environmental Impact Assessment (“EIA”) can be expected with the expansion of mining (to underground) and tonnes processed . The EIA will be submitted for Tanzanian government approval for the duration of the Company’s mining license . Additional environmental assessments could be anticipated during the LOM . TRX’s Buckreef Gold Mine has been an open pit operation since 2021 and hence initial capital costs are considered to be sunk costs . Growth and sustaining capital costs incurred during the 17 . 6 production years are estimated to total $ 359 M, including contingencies of $ 54 M ( 18 % average) . All costs are in Q 1 2025 US dollars . No provision has been included in the cost estimates to offset future escalation . Contingencies ranging from 5 to 30 % depending on the cost item have been added to all capital costs . Growth CAPEX required to expand the operations is estimated at $ 175 M over the LOM . Sustaining CAPEX incurred to maintain current production levels is estimated at $ 184 M over the LOM .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 296 of 341 Total OPEX over the LOM is estimated at $ 913 M . Open pit mining costs have been estimated to average $ 3 . 77 /t material mined or $ 26 . 38 /t processed during the open pit production years . Underground mining operating costs have been estimated to average $ 33 . 09 /t processed during the underground production years . The average LOM mining cost is estimated at $ 31 . 34 /t processed . Processing costs ( $ 12 . 68 /t processed, including tailings handling) and site G&A ( $ 6 . 50 /t processed) contribute to a total LOM average cost estimated at $ 50 . 52 /t processed . The average operating cash cost over the production years is estimated at $ 1 , 024 /oz Au including royalties, and the average all - in sustaining cost is estimated at $ 1 , 206 /oz Au including closure costs . At base case consensus forecast gold prices of US $ 2 , 707 /oz in YR 1 , US $ 2 , 646 /oz in YR 2 , US $ 2 , 495 /oz in YR 3 , US $ 2 , 400 /oz in YR 4 and US $ 2 , 245 /oz thereafter, the Project has an estimated $ 701 M pre - tax net present value (“NPV”) at a 5 % discount rate and an estimated $ 442 M after - tax NPV . Tanzanian corporate income tax is levied at a rate of 30 % on the net taxable income, and the Project is subject to 7 . 3 % gross revenue deductions for royalties, export fees and local service levies . The after - tax base case NPV is most sensitive to the gold price followed by operating costs and capital costs . The PEA demonstrates the Company’s ability to potentially finance expansion costs from internally generated cash flow without an upfront capital requirement, thus there is no quoted internal rate of return (“IRR”) or payback period . It is the opinion of the Authors that the base case PEA Project demonstrates robust economics . It is recommended that the Company continue with its planned process plant expansion to 3 , 000 tpd and that underground mining be pursued with further studies and exploration/Mineral Resource drilling .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 297 of 341 26.0 RECOMMENDATIONS Based on the results of TRX’s successful drill exploration wo r k and the positive results of this PEA, the Authors recommend that TRX continue with Project development activities on the Buckreef Property and proceed with a drill program in preparation of a Pre - Feasibility Study (“PFS”) with a subcomponent PEA on deeper underground Inferred Mineral Resources . To advance the Buckreef Project and initiate a P F S, additional drilling is recommended by the Authors to upgrade Mineral Resources from Inferred to Indicated Mineral Resources, and geotechnical and hydrogeological studies on the underground zones to be mined . Further study of process plant expansion, infrastructure requirements, environmental/permitting, and Project economics would be part of the P F S . The Authors have designed a drill program with 85 drill holes for 31 , 000 m to convert the majority of Main Zone Inferred Mineral Resources, to be mined in the first five years of the underground mine plan, to Indicated Mineral Resources . Upgrading of remaining Inferred Mineral Resources is recommended to be done from underground since it would be expensive to drill from surface . The Authors recommend reviewing and revising the underground ventilation model as it is currently designed with a large power draw that could likely be reduced . Another recommendation is to redesign the stopes utilizing higher process recoveries to optimize the shapes within the sulphide areas, based on the latest metallurgical testwork and process plant expansion plans, which should improve Project economics . It is recommended that cyanide destruction testing be conducted at an external laboratory . Further metallurgical testwork is recommended on comminution, confirmatory flotation, thickening, rheology of flotation tails and concentrate, and concentrate leach test at 40 % solids, P 80 of 100 – 150 µm with oxygen sparging and kinetic sampling to confirm that the predicted recovery of the proposed circuit is achievable . In addition, recommendation is made for future drill hole sampling at the Project to include the insertion of certified reference materials (“CRMs”) and blanks at a rate of around 1 : 20 , the inclusion of coarse reject duplicates in QA/QC protocol, and to umpire sample a minimum of 5 % of all future drill core samples at a reputable secondary laboratory . It is further recommended that quality control samples (CRMs and blanks) are inserted into sample stream of all types of drilling samples . A work program with an estimated budget of $ 11 M is proposed, as presented in Table 26 . 1 .

TABLE 26.1 RECOMMENDED WORK PROGRAM FOR THE BUCKREEF PROJECT	
Description	**Amount (US$M)**
Mineral Resource Upgrade Drilling, 31,000 m	6.2
Geotechnical and Hydrogeology Drilling	0.6
Mineral Resource Estimate	0.2
Geotechnical and Hydrology Study	0.2
Metallurgical Testwork	0.5
Pre-Feasibility Study	1.5
Camp Support and Wages	0.5
Sub-total	**9.7**
Contingency (15%)	1.5
Total	**11.2**

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P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 299 of 341 27.0 REFERENCES Banovich, P . 2011 . Phase 2 Metallurgical Test Work Summary Project 6011 . Prepared by Peter Banovich of Metallurgical Project Consultants Pty Ltd . February 2011 . ENATA LTD . 2014 . Environmental Impact Assessment for Gold Mining Project at Mnekezi Village in Geita District, Geita Region, Tanzania . February 2014 Goldfarb, R . J . and Groves, D . I . 2015 . Orogenic Gold : Common or Evolving Fluid and Metal Sources Through Time . Lithos 233 , 2 - 26 . Groves, D . I . and Santosh, M . 2016 . The Giant Jiadong Gold Province : The Key to a Unified Model for Orogenic Gold Deposits? Geoscience Frontiers 7 , 409 - 417 . H&S . 2007 . Estimates of the Gold Resources at Buckreef Prospect, Tanzania . Prepared for Gallery Gold Limited . Final report by Hellman & Schofield Pty Ltd . June 2007 . Kesler, S.E. 1994. Mineral Resources, Economics and the Environment, MacMillan, 400 p. Kesler, S.E. 1997. Metallogenic Evolution of Convergent Margin: Selected Ore Deposit Models, Ore Geology Reviews 12, 153 - 171. Mass . 2017 . National Instrument 43 - 101 Updated Independent Technical Mining Reserve Estimate and Economic Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa . Project Number : TR_FS 01 / 2017 . Prepared for Tanzanian Royalty Exploration Corporation (TRX) . Final report by Mass Resources Limited . Ndibalema, A . , Safi, B . , Mihayo, C . Effective date April 27 , 2017 . Metallurgical Project Consultants Pty Limited. 2007. Phase 2 Metallurgical Test - work Summary. February 2007. MMSA . 2016 . Report No 15 / 059 r 1 Metallurgical Testwork on Oxide and Sulphide Gold Bearing Ore Samples . Prepared by Juan van der Merwe, MMSA, January 11 , 2016 . Noppe, M . 2014 . Reporting Mineral Resources and Ore Reserves – How Confident are we? – Mineral Resource & Ore Reserve Estimation Bulletin . June 2014 . Orway . 2025 . Buckreef Gold Project Expansion Review . Prepared for Buckreef Gold Company . Report No . 7833 Rev 0 Final . Report by Orway Mineral Consultants (WA) Pty Ltd . Sciberras, R . , Teo, YY . , and Siddall, L . January 6 , 2025 . RSG Global . 2004 . Metallurgical Test - work Review and Recommendations for the Buckreef Project . July 2004 . SGS Canada . 2021 . An Investigation of Gold Recovery from Buckreef Project Mineralized Samples . Prepared for Tanzania Gold . Project 17665 - 02 . Final report by SGS Canada Inc . , MacDonald, J . , and Brown, J . June 8 , 2021 .

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 300 of 341 SGS South Africa . 2024 . Metallurgical Testwork o n a Master Composite from BuckReef . Prepared for Buckreef Gold Company . Metallurgy Report No : 2024 – 3909 Revision 1 by SGS South Africa Pty Ltd, Ncube, M . , and Stanek, T . September 5 , 2024 . Sphere Envirotech & Engineering (T) Ltd . 2016 . Buckreef Gold Mine, Environment Management Plan (EMP) Update . January 2016 . Sound Mining (SMS) . 2012 . Buckreef Gold Project Mining Study, Preliminary Economic Assessment . January 2012 . Tanzania Minerals Audit Agency: https:// www.tmaa.go.tz - Accessed on January 23, 2017. Terrane. 2020. Conceptual Geotechnical Assessment: Buckreef Gold Project. Prepared for Tanzanian Gold Corp. Project #: 19 - 100 - H by Terrane Geoscience Inc., Gilman, T., and Guest, A. March 24, 2020. Terrane . 2023 . Prefeasibility Geotechnical Assessment : Buckreef Gold Project . Prefeasibility Level Open Pit Slope Design . Prepared for TRX Gold Corp . Project # : 22 - 062 - H . Draft report by Terrane Geoscience Inc . , Gilman, T . , and Guest, A . December 20 , 2023 . Venmyn . 2012 . National Instrument 43 - 101 Preliminary Economic Assessment of Tanzania Royalty Exploration Corporation’s Buckreef Gold Mine, Re - development Project in Tanzania . May 31 , 2012 . Venmyn Deloitte . 2014 . Update National Instrument 43 - 101 , Independent Technical Report on the Buckreef Project in Tanzania for Tanzanian Gold Corporation . February 24 , 2014 . Virimai . 2018 . Amended National Instrument 43 - 101 Independent Technical Report, Mineral Reserves Estimate and Pre - Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa . Prepared for Tanzanian Royalty Exploration Corporation (TRX) . Reference No : VPTRX 001 - 2018 . Final report by Virimai Projects, Kutekwatekwa, W . , and Crundwell, F . Effective date June 26 , 2018 . Virimai . 2020 . Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa . Prepared for Tanzania Gold Corporation . Reference No : VPTRX 002 - 2020 . Final report by Virimai Projects, Kutekwatekwa, W . , and Crundwell, F . Effective date May 15 , 2020 .

28.0 CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON

ANDREW BRADFIELD, P. ENG.

I, Andrew Bradfield, P. Eng., residing at 5 Patrick Drive, Erin, Ontario, Canada, N0B 1T0, do hereby certify that:

1. I am an independent mining engineer contracted by P&E Mining Consultants.
2. This certificate applies to the Technical Report titled "Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania", (The "Technical Report") with an effective date of April 15, 2025.
3. I am a graduate of Queen's University, with an honours B.Sc. degree in Mining Engineering in 1982. I have practiced my profession continuously since 1982. I am a Professional Engineer of Ontario (License No.4894507). I am also a member of the National CIM.

   I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

   My summarized career experience is as follows:

   - Various Engineering Positions – Palabora Mining Company, 1982-1986
   - Mines Project Engineer – Falconbridge Limited, 1986-1987
   - Senior Mining Engineer – William Hill Mining Consultants Limited, 1987-1990
   - Independent Mining Engineer, 1990-1991
   - GM Toronto – Bharti Engineering Associates Inc, 1991-1996
   - VP Technical Services, GM of Australian Operations – William Resources Inc, 1996-1999
   - Independent Mining Engineer, 1999-2001
   - Principal Mining Engineer – SRK Consulting, 2001-2003
   - COO – China Diamond Corp, 2003-2006
   - VP Operations – TVI Pacific Inc, 2006-2008
   - COO – Avion Gold Corporation, 2008-2012
   - Independent Mining Engineer, 2012-Present

4. I have visited the Property that is the subject of this Technical Report on August 12-17, 2024.
5. I am responsible for authoring Sections 2, 3, 15, 19, 22 and 24 and co-authoring Sections 1, 12, 16, 18, 21, 25 and 26 of this Technical Report.
6. I am independent of the Issuer applying the test in Section 1.5 of NI 43-101. I am independent of the Vendor and the Property.
7. I have had no prior involvement with the Project that is the subject of this Technical Report.
8. I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.
9. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 15, 2025
Signing Date: May 23, 2025
{SIGNED AND SEALED}
[Andrew Bradfield]

____

Andrew Bradfield, P.Eng.

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CERTIFICATE OF QUALIFIED PERSON JARITA BARRY, P.GEO. I, Jarita Barry, P.Geo., residing at 9052 Mortlake - Ararat Road, Ararat, Victoria, Australia, 3377, do hereby certify that: 1. I am an independent geological consultant contracted by P&E Mining Consultants Inc. 2. This certificate applies to the Technical Report titled “Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania”, (The “Technical Report”) with an effective date of April 15 , 2025 . 3. I am a graduate of RMIT University of Melbourne, Victoria, Australia, with a B . Sc . in Applied Geology . I have worked as a geologist for over 19 years since obtaining my B . Sc . degree . I am a geological consultant currently licensed by Engineers and Geoscientists British Columbia (License No . 40875 ), Professional Engineers and Geoscientists Newfoundland & Labrador (License No . 08399 ) and Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (License No . L 3874 ) . I am also a member of the Australasian Institute of Mining and Metallurgy of Australia (Member No . 305397 ) . I have read the definition of “Qualified Person” set out in National Instrument 43 - 101 (“NI 43 - 101 ”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 - 101 ) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43 - 101 . My relevant experience for the purpose of the Technical Report is :  Geologist, Foran Mining Corp.  Geologist, Aurelian Resources Inc.  Geologist, Linear Gold Corp.  Geologist, Búscore Consulting  Consulting Geologist (AusIMM)  Consulting Geologist, P.Geo. (APEGBC/AusIMM) 2004 2004 2005 - 2006 2006 - 2007 2008 - 2014 2014 - Present 4. I have not visited the Property that is the subject of this Technical Report. 5. I am responsible for authoring Sections 11 and co - authoring Sections 1, 12, 25 and 26 of this Technical Report. 6. I am independent of the Issuer applying the test in Section 1.5 of NI 43 - 101. I am independent of the Vendor and the Property. 7. I have had no prior involvement with the Project that is the subject of this Technical Report. 8. I have read NI 43 - 101 and Form 43 - 101F1 and the Technical Report has been prepared in compliance therewith. 9. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . Effective Date: April 15, 2025 Signing Date: May 23, 2025 {SIGNED AND SEALED} [Jarita Barry] Jarita Barry, P.Geo. P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 302 of 341

CERTIFICATE OF QUALIFIED PERSON FRED BROWN, P.GEO. I, Fred Brown, of PO Box 332, Lynden, WA, USA, do hereby certify that: 1. I am an independent geological consultant and have worked as a geologist continuously since my graduation from university in 1987 . 2. This certificate applies to the Technical Report titled “Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania”, (The “Technical Report”) with an effective date of April 15 , 2025 . 3. I graduated with a Bachelor of Science degree in Geology from New Mexico State University in 1987 . I obtained a Graduate Diploma in Engineering (Mining) in 1997 from the University of the Witwatersrand and a Master of Science in Engineering (Civil) from the University of the Witwatersrand in 2005 . I am registered with the Association of Professional Engineers and Geoscientists of British Columbia as a Professional Geoscientist (171602) and the Society for Mining, Metallurgy and Exploration as a Registered Member (# 4152172 ) . I have read the definition of “Qualified Person” set out in National Instrument 43 - 101 (“NI 43 - 101 ”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43 - 101 ) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43 - 101 . My relevant experience for the purpose of the Technical Report is :  Underground Mine Geologist, Freegold Mine, AAC  Mineral Resource Manager, Vaal Reefs Mine, Anglogold  Resident Geologist, Venetia Mine, De Beers  Chief Geologist, De Beers Consolidated Mines  Consulting Geologist  P&E Mining Consultants Inc. – Sr. Associate Geologist 1987 - 1995 1995 - 1997 1997 - 2000 2000 - 2004 2004 - 2008 2008 - Present 4. I have not visited the Property that is the subject of this Technical Report. 5. I am responsible for co - authoring Sections 1, 14, 25, and 26 of this Technical Report. 6. I am independent of the Issuer applying the test in Section 1.5 of NI 43 - 101. 7. I have had no prior involvement with the Project that is the subject of this Technical Report. 8. I have read NI 43 - 101 and Form 43 - 101F1 and this Technical Report has been prepared in compliance therewith. 9. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . Effective Date: April 15, 2025 Signing Date: May 23, 2025 {SIGNED AND SEALED} [Fred Brown] Fred Brown, P.Geo. P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 303 of 341

CERTIFICATE OF QUALIFIED PERSON D. GRANT FEASBY, P.ENG. I, D. Grant Feasby, P. Eng., residing at 12,209 Hwy 38, Tichborne, Ontario, Canada, K0H 2V0, do hereby certify that: 1. I am currently the Owner and President of: FEAS - Feasby Environmental Advantage Services 38 Gwynne Ave, Ottawa, Ontario, Canada, K1Y1W9 2. This certificate applies to the Technical Report titled “Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania”, (The “Technical Report”) with an effective date of April 15 , 2025 . 3. I graduated from Queens University in Kingston Ontario, in 1964 with a Bachelor of Applied Science in Metallurgical Engineering, and a Master of Applied Science in Metallurgical Engineering in 1966 . I am a Professional Engineer registered with Professional Engineers Ontario . I have worked as a metallurgical engineer for over 50 years since my graduation from university . I have read the definition of “Qualified Person” set out in National Instrument 43 - 101 (“NI 43 - 101 ”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 - 101 ) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43 - 101 . My relevant experience for the purpose of the Technical Report has been acquired by the following activities :  Metallurgist, Base Metal Processing Plant.  Research Engineer and Lab Manager, Industrial Minerals Laboratories in USA and Canada.  Research Engineer, Metallurgist and Plant Manager in the Canadian Uranium Industry.  Manager of Canadian National Programs on Uranium and Acid Generating Mine Tailings.  Director, Environment, Canadian Mineral Research Laboratory.  Senior Technical Manager, for large gold and bauxite mining operations in South America.  Expert Independent Consultant associated with several companies, including P&E Mining Consultants, on mineral processing, environmental management, and mineral - based radiation assessment. 4. I have not visited the Property that is the subject of this Technical Report. 5. I am responsible for authoring Section 20 and co - authoring Sections 1, 25 and 26 of this Technical Report. 6. I am independent of the issuer applying the test in Section 1.5 of NI 43 - 101. 7. I have had no prior involvement with the Project that is the subject of this Technical Report. 8. I have read NI 43 - 101 and Form 43 - 101F1 and the Technical Report has been prepared in compliance therewith. 9. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . Effective Date: April 15, 2025 Signing Date: May 23, 2025 {SIGNED AND SEALED} [D. Grant Feasby] D. Grant Feasby, P.Eng. P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 304 of 341

CERTIFICATE OF QUALIFIED PERSON EUGENE PURITCH, P.ENG., FEC, CET I, Eugene Puritch, P. Eng., FEC, CET, residing at 44 Turtlecreek Blvd., Brampton, Ontario, Canada, L6W 3X7, do hereby certify that: 1. I am an independent mining consultant and President of P&E Mining Consultants Inc. 2. This certificate applies to the Technical Report titled “Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania”, (The “Technical Report”) with an effective date of April 15 , 2025 . 3. I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University . In addition, I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency . I am a mining consultant currently licensed by the : Professional Engineers and Geoscientists New Brunswick (License No . 4778 ) ; Professional Engineers, Geoscientists Newfoundland and Labrador (License No . 5998 ) ; Association of Professional Engineers and Geoscientists Saskatchewan (License No . 16216 ) ; Ontario Association of Certified Engineering Technicians and Technologists (License No . 45252 ) ; Professional Engineers of Ontario (License No . 100014010 ) ; Association of Professional Engineers and Geoscientists of British Columbia (License No . 42912 ) ; and Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (No . L 3877 ) . I am also a member of the National Canadian Institute of Mining and Metallurgy . I have read the definition of “Qualified Person” set out in National Instrument 43 - 101 (“NI 43 - 101 ”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43 - 101 ) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43 - 101 . I have practiced my profession continuously since 1978 . My summarized career experience is as follows :  Mining Technologist - H.B.M.& S. and Inco Ltd.,  Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd.,  Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine,  Self - Employed Mining Consultant – Timmins Area,  Mine Designer/Resource Estimator – Dynatec/CMD/Bharti,  Self - Employed Mining Consultant/Resource - Reserve Estimator,  President – P&E Mining Consultants Inc, 1978 - 1980 1981 - 1983 1984 - 1986 1987 - 1988 1989 - 1995 1995 - 2004 2004 - Present 4. I have not visited the Property that is the subject of this Technical Report. 5. I am responsible for co - authoring Sections 1, 14, 25 and 26 of this Technical Report. 6. I am independent of the Issuer applying the test in Section 1.5 of NI 43 - 101. 7. I have had no prior involvement with the Project that is the subject of this Technical Report. 8. I have read NI 43 - 101 and Form 43 - 101F1. This Technical Report has been prepared in compliance therewith. 9. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . Effective Date: April 15, 2025 Signing Date: May 23, 2025 {SIGNED AND SEALED} [Eugene Puritch] Eugene Puritch, P.Eng., FEC, CET P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 305 of 341

CERTIFICATE OF QUALIFIED PERSON

D. GREGORY ROBINSON, P. ENG.

I, David Gregory (Greg) Robinson, P. Eng. (ON), residing at 1236 Sandy Bay Road, Minden, Ontario, Canada, K0M 2K0, do hereby certify that:

1. I am an independent engineering consultant contracted by P&E Mining Consultants Inc.
2. This certificate applies to the Technical Report titled "Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania", (The "Technical Report") with an effective date of April 15, 2025.
3. I am a graduate of Dalhousie University, Queens University and Cornell University, and Professional Engineer of Ontario (License No. 100216726).

   I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

   I have practiced my profession continuously since 2008. My summarized career experience is as follows:

   - Associate Engineer, P&E Mining Consultants — Aug 2017 - Present
   - Mine Engineer, Lac des Iles Mine, North American Palladium — May 2016 – Jun 2017
   - Senior Underground Engineer, Phoenix Gold, Rubicon Minerals — Sep 14 – Jan 2016
   - Mine Engineer, Diavik Diamond Mine, Rio Tinto Diamonds — Sep 2011 – Sep 2014
   - Mine Engineer, Bengalla Mine, Rio Tinto Coal and Allied — Dec 2008 – Sep 2011
   - EIT, Creighton Mine, Vale-Inco — May2008 – Dec 2008
4. I have not visited the Property that is the subject of this Technical Report.
5. I am responsible for co-authoring Sections 1, 16, 21, 25 and 26 of this Technical Report.
6. I am independent of the Issuer applying the test in Section 1.5 of NI 43-101. I am independent of the Vendor and the Property.
7. I have had no prior involvement with the Property that is the subject of this Technical Report.
8. I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.
9. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 15, 2025
Signing Date: May 23, 2025

{SIGNED AND SEALED}
[D. Gregory Robinson]

____
D. Gregory Robinson, P.Eng.

P&E Mining Consultants Inc. *Page 306 of 341*
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473

CERTIFICATE OF QUALIFIED PERSON

WILLIAM STONE, PH.D., P.GEO.

I, William Stone, Ph.D., P.Geo, residing at 4361 Latimer Crescent, Burlington, Ontario, Canada, do hereby certify that:

1. I am an independent geological consultant contracted by P & E Mining Consultants Inc.
2. This certificate applies to the Technical Report titled "Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania", (The "Technical Report") with an effective date of April 15, 2025.
3. I am a graduate of Dalhousie University with a Bachelor of Science (Honours) degree in Geology (1983). In addition, I have a Master of Science in Geology (1985) and a Ph.D. in Geology (1988) from the University of Western Ontario. I have worked as a geologist for a total of 35 years since obtaining my M.Sc. degree. I am a geological consultant currently licensed by the Professional Geoscientists of Ontario (License No 1569).

   I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

   My relevant experience for the purpose of the Technical Report is:

• Contract Senior Geologist, LAC Minerals Exploration Ltd.	1985-1988
• Post-Doctoral Fellow, McMaster University	1988-1992
• Contract Senior Geologist, Outokumpu Mines and Metals Ltd.	1993-1996
• Senior Research Geologist, WMC Resources Ltd.	1996-2001
• Senior Lecturer, University of Western Australia	2001-2003
• Principal Geologist, Geoinformatics Exploration Ltd.	2003-2004
• Vice President Exploration, Nevada Star Resources Inc.	2005-2006
• Vice President Exploration, Goldbrook Ventures Inc.	2006-2008
• Vice President Exploration, North American Palladium Ltd.	2008-2009
• Vice President Exploration, Magma Metals Ltd.	2010-2011
• President & COO, Pacific North West Capital Corp.	2011-2014
• Consulting Geologist	2013-2017
• Senior Project Geologist, Anglo American	2017-2019
• Consulting Geoscientist	2020-Present

4. I have not visited the Property that is the subject of this Technical Report.
5. I am responsible for authoring Sections 4-10, 23 and co-authoring Sections 1, 25 and 26 of this Technical Report.
6. I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.
7. I have had no prior involvement with the Property that is the subject of this Technical Report.
8. I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.
9. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 15, 2025
Signing Date: May 23, 2025

{SIGNED AND SEALED}
[William Stone]

Dr. William Stone, P.Geo.

P&E Mining Consultants Inc. *Page 307 of 341*
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473

CERTIFICATE OF QUALIFIED PERSON

YUNGANG WU, P.GEO.

I, Yungang Wu, P. Geo., residing at 3246 Preserve Drive, Oakville, Ontario, Canada L6M 0X3, do hereby certify that:

1. I am an independent consulting geologist contracted by P&E Mining Consultants Inc.
2. This certificate applies to the Technical Report titled "Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania", (The "Technical Report") with an effective date of April 15, 2025.
3. I am a graduate of Jilin University, China, with a Master's degree in Mineral Deposits (1992). I have worked as a geologist for 30 plus years since graduating. I am a geological consultant and a registered practising member of the Professional Geoscientists Ontario (Registration No. 1681).

   I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

   My relevant experience for the purpose of the Technical Report is as follows:

   - Geologist –Geology and Mineral Bureau, Liaoning Province, China 1992-1993
   - Senior Geologist – Committee of Mineral Resources and Reserves of Liaoning, China 1993-1998
   - VP – Institute of Mineral Resources and Land Planning, Liaoning, China 1998-2001
   - Project Geologist–Exploration Division, De Beers Canada 2003-2009
   - Mine Geologist – Victor Diamond Mine, De Beers Canada 2009-2011
   - Resource Geologist– Coffey Mining Canada 2011-2012
   - Consulting Geologist 2012-Present
4. I have not visited the Property that is the subject of this Technical Report.
5. I am responsible for co-authoring Sections 1, 14, 25, and 26 of this Technical Report.
6. I am independent of the Issuer applying the test in Section 1.5 of NI 43-101. I am independent of the Vendor and the Property.
7. I have had no prior involvement with the Project that is the subject of this Technical Report.
8. I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.
9. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 15, 2025
Signed Date: May 23, 2025

{SIGNED AND SEALED}
[Yungang Wu]

Yungang Wu, P.Geo.

P&E Mining Consultants Inc. *Page 308 of 341*
TRX Gold Corporation, Buckreef Mine PEA, Report No. 473

CERTIFICATE OF QUALIFIED PERSON DAVID SALARI, P.ENG. I, David Salari, P.Eng., of 125 Bronte Road, Unit 503, Oakville, Ontario, Canada, L6L 0H1, do hereby certify that: 1. I am an independent metallurgical engineer with an office at Suite 300 - 10 , 1100 Burloak Drive, Burlington, Ontario, Canada, L 6 L 2 Y 8 . 2. This certificate applies to the Technical Report titled “Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania”, (The “Technical Report”) with an effective date of April 15 , 2025 . 3. I am a graduate University of Toronto with a Bachelor's of Applied Science (BASc) – Metallurgy and Material Science . I have been actively involved in mining and mineral processing since 1980 with extensive experience in metallurgical and mill testing and design, mill capital and operating costs, construction, commissioning, and mill operations . I am a member in good standing of the Professional Engineers Ontario - # 40416505 and I am the designated P . Eng . for D . E . N . M . Engineering Ltd . – Certificate of Authorization – Professional Engineers Ontario - # 100102038 and Designation as a Consulting Engineer – Professional Engineers Ontario - # 4012 . I have read the definition of “qualified person” set out in National Instrument 43 - 101 (“NI 43 - 101 ”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43 - 101 ) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 - 101 . 4. I have not visited the Property that is the subject of this Technical Report . 5. I am responsible for authoring Sections 13 and 17 and co - authoring Sections 1, 18, 21, 25 and 26 of this Technical Report. 6. I am independent of the Issuer applying the test in Section 1.5 of NI 43 - 101. 7. I have had no prior involvement with the Property that is the subject of this Technical Report. 8. I have read NI 43 - 101 and Form 43 - 101F1 and this Technical Report has been prepared in compliance therewith. 9. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . Effective Date: April 15, 2025 Signing Date: May 23, 2025 {SIGNED AND SEALED} [David Salari] David Salari, P.Eng. P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 309 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 310 of 341 APPENDIX A SURFACE DRILL HOLE PLAN

N P&E Mining Consultants Inc. METRES 0 390,800 E 100 200 300 400 500 9,659,200 N 9,658,600 N 9,658,400 N 9,658,200 N 9,658,000 N 9,657,800 N 9,657,600 N 9,657,400 N 9,657,200 N 391,000 E 391,200 E 391,400 E 391,600 E 391,800 E 392,000 E 392,200 E BUCKREEF GOLD PROJECT BUCKREEF MAIN & EASTERN PORPHYRY ZONES SURFACE DRILL HOLE PLAN Scale 1:9,000 May 2025 LEGEND MINERALIZED DOMAINS PROJECTED TO SURFACE PIT OUTLINES EASTERN PORPHYRY ZONE 9,659,000 N BUCKREEF MAIN P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 311 of 341 ZONE 9,658,800 N

391,625 E 9,658,525 N Scale 1:1,000 May 2025 N 9,658,500 N 9,658,475 N 9,658,450 N 9,658,425 N 9,658,400 N 391,650 E 391,675 E 391,700 E 391,725 E 391,750 E 391,775 E 391,800 E 391,825 E 391,850 E 0 10 20 30 40 50 METRES P&E Mining Consultants Inc. 9,658,375 N LEGEND MINERALIZED DOMAINS PROJECTED TO PLAN BUCKREEF GOLD PROJECT STAMFORD BRIDGE ZONE DRILL HOLE PLAN P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 312 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 313 of 341 APPENDIX B 3 - D DOMAINS

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 314 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 315 of 341

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 316 of 341 APPENDIX C AU BLOCK MODEL CROSS - SECTIONS AND PLANS

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 330 of 341 APPENDIX D CLASSIFICATION BLOCK MODEL CROSS - SECTIONS AND PLANS

P&E Mining Consultants Inc. TRX Gold Corporation, Buckreef Mine PEA, Report No. 473 Page 340 of 341 APPENDIX E OPTIMIZED PIT SHELLS